International Bank for Reconstruction and Development

Management’s Discussion & Analysis

and

Financial Statements

June 30, 2016

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2016	1

SECTION I: EXECUTIVE SUMMARY

This document provides Management’s Discussion and Analysis (MD&A) of the financial condition and results of operations for the International Bank for Reconstruction and Development (IBRD) for the fiscal year ended June 30, 2016 (FY16). At the end of this document there is a Glossary of Terms and a list of Abbreviations and Acronyms. Key financial indicators for the past five years are provided in Box 1.

IBRD, an international organization owned by its 1891 member countries, is one of the largest Multilateral Development Banks (MDB) in the world and is one of the five institutions of the World Bank Group (WBG)2. Each of these institutions is legally and financially independent, with separate assets and liabilities. IBRD is not liable for the obligations of the other institutions.

IBRD provides loans, guarantees, and knowledge for development focused projects and programs to creditworthy middle-income and low-income countries. Its main business activity is extending loans to its eligible member countries.

For FY16, IBRD’s net loans outstanding grew by 8.1% to $168 billion. The increase was mainly attributable to $13.2 billion in net loan disbursements made during the year. Borrower demand for IBRD’s lending continues to be strong, as reflected in the $30 billion of commitments, which were the largest annual increase in 15 years (excluding the global financial crisis years of FY09-10) and 26.4% above FY15. Gross disbursements in FY16 were $23 billion, 18.5% above FY15, see Section IV. The increase in net loan disbursements during FY16 contributed to the decrease in IBRD’s equity-to-loans ratio from 25.1% as of June 30, 2015 to 22.7% as of June 30, 2016, still above the internal policy minimum level of 20%. This allowed IBRD to respond effectively to the borrowing needs of its member countries, resulting in the higher leveraging of its equity. See Risk Management Section (Section IX).

IBRD’s reported net income was $495 million for FY16, compared to a net loss of $786 million in FY15. The reported net income in FY16, primarily reflects the unrealized mark-to-market gains of $631 million experienced on the non-trading portfolios. The net loss in FY15 was primarily due to unrealized mark-to-market losses of $702 million experienced on the non-trading portfolio. See Financial Results Section (Section III) and Fair Value Analysis Section (Section X).

IBRD’s allocable income during the year was $593 million, 14% lower than that for FY15. The decrease in allocable income was primarily due to the lower income from the Equity Management Framework (EMF). However, this was significantly offset by the increase in IBRD’s loan and investment income, net of funding cost, during the year, and the containment of IBRD’s administrative expenses despite the significant increase in lending activities. See Financial Results Section (Section III).

Management recommends allocations from allocable income at the end of each fiscal year to augment reserves and support developmental activities. On August 4, 2016, IBRD’s Executive Directors (the Board) approved the addition of $96 million to the General Reserve. In addition, the Board recommended to IBRD’s Board of Governors a transfer of $497 million to IDA. See Financial Results Section (Section III).

[1]	On April 12, 2016, Nauru became the 189th member country of IBRD. See Capital Activities Section (Section VIII).
[2]	The other WBG institutions are the International Development Association (IDA), the International Finance Corporation (IFC), the Multilateral Investment Guarantee Agency (MIGA), and the International Centre for Settlement of Investment Disputes (ICSID).

2	IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2016

Box 1: Key Financial Indicators, Fiscal Years 2012-2016

As of and for the fiscal years ended June 30

In millions of U.S. dollars, except ratios which are in percentages

Lending Highlights (See Section IV)	2016	2015	2014	2013	2012
Commitments [a]	$29,729	$23,528	$18,604	$15,249	$20,582
Gross disbursements [b]	22,532	19,012	18,761	16,030	19,777
Net disbursements [b]	13,197	9,999	8,948	6,552	7,798

Reported Basis
Income Statement (See Section III)
Board of Governors-approved and other transfers	$(705)	$(715)	$(676)	$(663)	$(650)
Net Income/(loss)	495	(786)	(978)	218	(676)
Balance Sheet
Total assets	$371,260	$343,225	$358,883	$325,601	$338,178
Net investment portfolio (See Section VI)	51,760	45,105	42,708	33,391	35,119
Net loans outstanding (See Section IV)	167,643	155,040	151,978	141,692	134,209
Borrowing portfolio (See Section VII)	178,231	158,853	152,643	134,997	129,680
Allocable Income (See Section III)
Allocable income	$593	$686	$769	$968	$998
Allocated as follows:
General Reserve [c]	96	36	—	147	390
International Development Association [d]	497	650	635	621	608
Surplus	—	—	134	200	—
Usable Equity [e] (See Section VIII)	$39,424	$40,195	$40,467	$39,711	$37,636
Capital Adequacy (See Section IX)
Equity-to-loans ratio [f]	22.7%	25.1%	25.7%	26.8%	27.0%

a.	Commitments include guarantee commitments and guarantee facilities that have been approved by the Executive Directors.
b.	Amounts include transactions with the International Finance Corporation and loan origination fees.
c.	The June 30, 2016 amount represents the proposed transfer to the General Reserve from FY16 net income, which was approved on August 4, 2016 by the Board.
d.	On August 4, 2016, the Board recommended to IBRD’s Board of Governors a transfer of $497 million to IDA.
e.	As defined in Table 23: Usable Equity
f.	As defined in Table 24: Equity-to-Loans Ratio.

At the end of this document is a Glossary of Terms and a list of Abbreviations and Acronyms. IBRD undertakes no obligation to update any forward-looking statements. Certain reclassifications of prior years’ information have been made to conform to the current year’s presentation. For further details see Note A: Summary of Significant Accounting and Related Policies in the Notes to the Financial Statements for the fiscal year ended June 30, 2016.

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2016	3

SECTION II: OVERVIEW

Introduction

The mission of the WBG is defined by two goals: to end extreme poverty by reducing the percentage of people living on less than $1.90 per day to no more than 3% globally by 2030; and to promote shared prosperity in a sustainable manner by fostering income growth for the bottom 40% of the population of every developing country. In FY16, IBRD, together with the international community, also agreed to support a more ambitious and broader development agenda, including the Sustainable Development Goals (SDGs), the climate change goals at the 21st Conference of Parties (COP21), and the Sendai Framework for disaster risk management.

Business Model

IBRD’s objective is not to maximize profits, but to earn adequate income to ensure its financial strength and sustain its development activities. IBRD seeks to generate sufficient revenue to conduct its operations as well as to be able to set aside funds in reserves to strengthen its financial position, and provide support to IDA and to trust funds via income transfers for other developmental purposes.

The financial strength of IBRD is based on the support it receives from its shareholders and on its array of financial policies and practices. Shareholder support for IBRD is reflected in the capital backing continues to receive from its members and in the record of its borrowing member countries borrowers in meeting their debt service obligations to IBRD. IBRD’s sound financial and risk management policies and practices have enabled it to maintain its capital adequacy, diversify its funding sources, hold a portfolio of liquid investments to meet its financial commitments, and limit its risks, including credit and market risks, Figure 1 illustrates IBRD’s business model.

Figure 1: IBRD’s Business Model

IBRD pursues the above mentioned development goals primarily by providing loans, guarantees, and knowledge for development focused projects and programs to creditworthy middle-income and lower-income countries. IBRD’s main business activity is extending loans to its eligible member countries. IBRD offers its borrowers long-term loans that can have a final maturity of up to 35 years. Borrowers may customize their repayment terms to meet their debt management or project needs. Loans are offered on both fixed and variable terms, and in multiple currencies; though borrowers have generally preferred loans denominated in U.S dollars and euros. IBRD also supports its borrowers by providing access to risk management tools such as derivative instruments, including currency and interest rate swaps and interest rate caps and collars.

In achieving these development goals, it is important for IBRD to intermediate funds for lending from international capital markets. IBRD’s loans are financed through its equity, and from borrowings raised in the capital markets. IBRD is rated triple-A by the major rating agencies and its bonds are viewed as high quality securities by investors. IBRD’s funding strategy is aimed at achieving the best long-term value on a sustainable basis for its borrowing members. This strategy has enabled IBRD to borrow at favorable market terms and pass the savings on to its borrowing members. Its ability to intermediate the funds it raises in international capital markets to developing member countries is important in helping it achieve its goals. IBRD issues its securities both through global

4	IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2016

offerings and bond issues tailored to the needs of specific markets or investor types. This is done by offering bonds to investors in various currencies, maturities, markets, and with fixed and variable terms, often opening up new markets for international investors by offering new products or bonds in emerging-market currencies. IBRD’s annual funding volumes vary from year to year. Funds not deployed for lending are maintained in IBRD’s investment portfolio to supply liquidity for its operations.

IBRD makes extensive use of derivatives to manage its exposure to various market risks from the above activities. These are used to align the interest and currency composition of its assets (loan and investment trading portfolios) with that of its liabilities (borrowing portfolio), and to stabilize the earnings on its equity.

•

Alignment of Assets and Liabilities – IBRD borrows in multiple currency and interest rate bases on a global scale. It then lends the proceeds of these borrowings to its member countries. IBRD offers its borrowers the option of converting the currency and interest rate bases on their loans where there is a liquid swap market, thereby enabling them to select loan terms which are best matched to their circumstances. In addition to meeting borrower preferences, such options are expected to help borrowers mitigate their currency and interest rate risk. In the absence of active risk management, IBRD would be exposed to substantial market risk and asset-liability management imbalances. To address such imbalances, IBRD uses derivatives to swap its payment obligations on bonds to a currency and interest rate basis that is aligned with its loan portfolio. Likewise, when a borrower exercises a conversion option on a loan to change its currency or interest rate basis, IBRD uses derivatives to covert its exposure back to an aligned currency and interest rate basis. As a result, IBRD’s payment obligations on its borrowings are aligned with its loans funded by such borrowings – generally, IBRD pays U.S. dollar, short-term variable rates on its borrowings, and receives U.S. dollar, short-term variable rates on its loans. Derivatives are also used to manage market risk on IBRD’s liquidity portfolio. In line with its development mandate, IBRD maintains a large liquidity balance to ensure that it can make payments on its borrowing obligations and loan disbursements, even in the event of severe market disruptions. Pending disbursement, the liquidity portfolio is invested on a global basis in multiple currencies and interest rates. Derivatives are also used to align the currency and duration of investments with the debt funding the liquidity portfolio.

•

Equity Management – IBRD’s equity is deployed to fund lending activities. Given IBRD’s risk management strategy (See section IX), earnings on equity reflect short-term variable rates. If left unmanaged, the revenue from these loans would be highly sensitive to fluctuations in short-term interest rates. To manage this exposure, Management has put in place an EMF with the primary goal of providing income stability for IBRD. Under this framework, IBRD uses derivatives to convert the variable rate cash flows on loans funded by equity back to fixed rate cash flows (See Risk Management, Section IX).

Management believes that these risk management strategies, taken together, effectively manage market risk in IBRD’s operations from an economic perspective. However, these strategies entail the extensive use of derivatives, which introduce volatility through unrealized mark-to-market gains and losses on the reported basis income statement (particularly given the long-term nature of some of IBRD’s assets and liabilities). Accordingly, Management makes decisions on income allocation without reference to unrealized mark-to-market gains and losses on risk management instruments in the non-trading portfolio – see Basis of Reporting – Allocable Income below.

Financial Performance

To enhance IBRD’s financial position, at the start of FY09, Management, in consultation with the Board, set a goal of expanding revenue and lowering expenses. Figure 2 highlights the revenue enhancement, and cost reduction and budget measures introduced as a part of this process. Together, these new measures are intended to gradually increase IBRD’s equity, lending capacity, and its ability to fund priorities that meet shareholder goals while also preserving its financial strength.

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2016	5

Figure 2: Summary of Revenue and Capacity Measures

IBRD’s primary sources of revenue are the loan and investment income (both net of funding costs), and equity contribution. This revenue is used to cover IBRD’s administrative expenses, and provisions for loans and other exposures3 (LLP), as well as transfers to Reserves, Surplus, and for other development purposes including transfers to IDA. See Figure 3 below.

Figure 3: Sources and Uses of Revenue

[3]	Other exposures include deferred drawdown options (DDO), irrevocable commitments, exposures to member countries’ derivatives and guarantees.

6	IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2016

In addition to the revenue generated from activities as shown Figure 3, IBRD also earns revenue from other development activities, in the form of non-interest revenue from externally funded activities. Mobilization of external funds from third-party partners includes trust funds, as well as reimbursable funds and fee-based services from member countries; primarily from Reimbursable Advisory Services (RAS), Externally Financed Outputs (EFO), and the Reserves Advisory Management Program (RAMP). The growth of non-interest revenue from externally funded activities remains a key goal of the WBG’s financial performance framework. Growth of this revenue provides an additional means to expand capacity to support borrowing member countries. Management continues to strengthen and align this revenue source with the overall WBG strategy and priorities. See Section V for a detailed discussion on externally funded activities.

Basis of Reporting

Audited Financial Statements

IBRD’s financial statements conform with accounting principles generally accepted in the United States of America (U.S. GAAP), referred to in this document as the “reported basis”. All instruments in the investment and borrowing portfolios and all other derivatives are reported at fair value, with changes in fair value reported in the statement of income. IBRD’s loans are reported at amortized cost, except for loans with embedded derivatives, which are reported at fair value. Management uses the reported net income as the basis for deriving allocable income, as discussed below.

Fair Value Results

IBRD reflects all financial instruments at fair value in Section X of the MD&A. The fair value of these instruments is affected by changes in market variables such as interest rates, exchange rates, and credit risk. Management uses fair value to assess the performance of the investment-trading portfolio; to manage various market risks, including interest rate risk and commercial counterparty credit risk; and to monitor the results of the Equity Management Framework (EMF).

Allocable Income

IBRD’s Articles of Agreement (Articles) require that the Board of Governors determine on income allocation at the end of every fiscal year. Allocable income is an internal measure reflecting income available for allocation. Adjustments to the net income reported in the audited financial statements to arrive at allocable net income are approved by the Board at the end of every fiscal year. These adjustments relate to the following:

•	Unrealized mark-to-market gains/losses on non-trading portfolios,

•	Exclusion of expenses related to transfers allocated from the previous years’ allocable income but expensed in the current year,

•	Adjustment to reported pension expense to match the contributions made to the pension plans and the Post-Retirement Contribution Reserve Fund (PCRF),

•	Exclusion of investment income on the portion of assets related to the pension plan, which is included in IBRD’s investment portfolio, and

•

Other adjustments including temporarily restricted income (i.e. funds received from donors/others to finance specific products or outputs and as a result not considered allocable), and income related to the Pilot Auction Facility (PAF).

See Financial Results Section (Section III) and Table 6 for a detail discussion on the adjustments made to reported net income to arrive at allocable income.

The volatility in IBRD’s reported net income is primarily driven by the unrealized mark-to-market gains and losses on the derivative instruments in IBRD’s non-trading portfolios (loans, borrowings, and EMF). IBRD’s risk management strategy entails the extensive use of derivatives to manage market risk. These derivatives are primarily used to align the interest rate and currency bases of its assets and liabilities. IBRD has elected not to designate any hedging relationships for accounting purposes. Rather, all derivative instruments are marked to fair value on the Balance Sheet, with changes in fair values accounted for through the Statement of Income.

In line with IBRD’s financial risk management policies, IBRD expects to maintain its non-trading portfolio positions. As a result, for non-trading portfolios, allocable income only includes amounts which have been realized. For trading portfolios (investment portfolio), allocable income includes both unrealized mark-to-market gains and losses, as well as realized amounts.

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2016	7

Management has consistently followed this practice of excluding unrealized mark-to-market gains and losses on its non-trading portfolios from reported net income to arrive at allocable income, since adopting FASB’s guidance on derivatives and hedging in FY01. Accordingly, in years in which reported net income has been positively impacted by unrealized mark-to-market gains on the non-trading portfolios, IBRD did not take these unrealized mark-to-market gains into account in making income allocation decisions. Likewise, in the case of unrealized mark-to-market losses on the non-trading portfolios, IBRD consistently excludes these amounts from reported net income to arrive at allocable income.

8	IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2016

SECTION III: FINANCIAL RESULTS

On a reported basis, IBRD had net income of $495 million for FY16. This net income primarily relates to the unrealized mark-to-market gains experienced on the non-trading portfolios (See Table 5). After adjustments IBRD had allocable income of $593 million for FY16, lower by $93 million as compared to the allocable income for FY15 (See Table 1). The lower allocable income in FY16 was primarily due to the lower level of gains realized from the termination of certain EMF positions ($39 million for FY16 compared to $750 million for FY15), in line with Management’s plans to rely primarily on EMF coupon income. However, this was significantly offset by the increase in IBRD’s loan and investment income, net of funding costs, during the year, and the containment of IBRD’s administrative expenses despite the significant increase in lending activities.

Figure 4: FY16 Allocable Income and Income Allocation

In millions of U.S. dollars

The following is a discussion on the key drivers of IBRD’s financial performance, including a reconciliation between IBRD’s reported net income and allocable income.

Table 1: Condensed Statement of Income

In millions of U.S. dollars

For the fiscal year ended June 30,	2016	2015	2014	FY16 vs FY15	FY15 vs FY14
Interest Revenue, net of Funding Costs
Interest margin	$921	$838	$861	$83	$(23)
Equity contribution (including EMF) [a]	831	1,049	1,063	(218)	(14)
Investment income	110	40	15	70	25

Net Interest Revenue	$1,862	$1,927	$1,939	$(65)	$(12)

Provision for losses on loans and other exposures, net - (charge)/release [b]	(15)	10	60	(25)	(50)
Net non-interest expenses (Table 3)	(1,319)	(1,336)	(1,330)	17	(6)
Net other revenue [b] (Table 2)	41	30	59	11	(29)
Board of Governors-approved and other transfers	(705)	(715)	(676)	10	(39)
Unrealized mark-to-market gains/(losses) on non- trading portfolios, net [a,c]	631	(702)	(1,030)	1,333	328

Net Income (Loss)	$495	$(786)	$(978)	$1,281	$192

Adjustments to reconcile net income/(loss) to allocable income:
Pension and other adjustments	24	55	41	(31)	14
Board of Governors-approved and other transfers	705	715	676	(10)	39
Unrealized mark-to-market gains/(losses) on non-trading portfolios, net [a]	(631)	702	1,030	(1,333)	(328)

Allocable Income	$593	$686	$769	$(93)	$(83)

a.	This includes the reclassification of net realized mark-to-market gains of $39 million and $750 million for FY16 and FY15, respectively, associated with the termination of certain positions under the EMF, from unrealized mark-to-market losses on non-trading portfolios, net, to equity contribution (See Table 5).
b.	For 2016, amount is net of $42 million of income relating to the recognition of the risk coverage received (recoverable assets) associated with the MDB Exposure Exchange Framework Agreement (EEA) transactions, which is included in other non-interest revenue on IBRD’s statement of income.
c.	See Table 5

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2016	9

Interest Margin

As of June 30, 2016, IBRD’s equity-to-loans ratio was 22.7%, indicating that approximately 23% of IBRD’s net loans and other exposures are funded by equity, and the remainder funded by borrowings. For the portion of loans funded by borrowings, IBRD earned a net interest margin of $921 million for FY16, compared with $838 million and $861 million in FY15 and FY14, respectively. The higher net interest margin earnings in FY16 compared with FY15 benefited from the increase in lending volumes in FY16 (Net disbursements: $13.2 billion in FY16, $10.0 billion in FY15), as well as the increased contractual spread on new loans attributable to pricing measures adopted in FY14 (See Figure 2). The benefit from the higher pricing, besides being gradual due to application only on new loans, was largely offset by the adverse effect of a six month lag in passing on IBRD’s increased borrowing costs compared to U.S. dollar LIBOR through to borrowing members, thereby resulting in the weighted average lending spread remaining relevantly flat (See Figure 5). The increased borrowing costs were caused by the move in U.S. dollar swap spreads into negative territory and resulted in a revaluation of U.S. Treasuries and other triple-A sovereign, supranational and government agency bonds from their traditional U.S. dollar LIBOR minus spreads to U.S. dollar LIBOR plus spreads.

Figure 5: Derived Spread

Equity Contribution

Equity contribution is the interest revenue earned from the EMF and any gains which have been realized during the year as a result of the termination of certain EMF positions. Equity contribution also includes equity savings, revenue from the proportion of loans funded by equity, and certain minor adjustments including those relating to discontinued loan products.

For FY16, equity contribution was $831 million compared with $1,049 million in FY15 (See Figure 6). The main driver of equity contribution is revenue from EMF. The interest revenue and realized gains from EMF over the two periods are as follows:

•

Interest revenue: For FY16, interest revenue from EMF was $672 million, compared with $306 million during the same period in FY15. The increase in interest revenue was due to the increase in the volume of EMF positions.

•

Realized Gains: For FY16, there were $39 million of realized gains from the terminations of certain EMF positions, compared with $750 million during the same period in FY15, in line with Management’s plans to rely primarily on EMF coupon income.

Figure 6: Equity Contribution

In millions of U.S. dollars

10	IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2016

A further discussion on the EMF strategy and how IBRD manages its exposure to short-term interest rates is included in the Risk Management Section (Section IX).

Investment Operations

During FY16, investment income, net of funding costs, from the investment portfolio, amounted to $110 million. This compares with $40 million during FY15 and $15 million during FY14. The increase in investment revenue during FY16 was primarily due to lower unrealized mark-to-market losses on the portfolio, compared with FY15, primarily due to changes in the asset value related to HETA ASSET RESOLUTION AG (See Section VI).

Other Revenue

Table 2 below provides details on the composition of net other revenue. The commitment fee income increased during FY16 mainly due to the restoration of the 25 basis point commitment fee, which is charged on undisbursed balances of new loans approved after September 30, 2014. The decrease in Post-Employment Benefit Plan (PEBP) income is due to negative investment returns experienced during the year.

Table 2: Net Other Revenue

In millions of U.S. dollars

For the fiscal year ended June 30,	2016	2015	2014	FY16 vs FY 15	FY15 vs FY 14
Loan commitment fee income	$34	$16	$19	$18	$(3)
Guarantee fee income	7	7	7	*	( *)
Net earnings from PEBP and PCRF	(6)	5	29	(11)	(24)
Pilot Auction Facility (PAF) [a]	6	—	—	6	—
Others	*	2	4	(2)	(2)

Net other revenue (Table 1)	$41	$30	$59	$11	$(29)

a.	For further discussion on PAF, see “Other Adjustment” on Table 6.
*	Indicates amount less than $0.5 million

Net Non-Interest Expenses

As shown in Table 3, IBRD’s net non-interest expenses primarily comprise administrative expenses, net of revenue from externally funded activities. IBRD/IDA’s administrative budget is a single resource envelope that funds the combined work programs of IBRD and IDA. The allocation of administrative expenses between IBRD and IDA is based on an agreed cost sharing methodology, approved by their Boards, which is primarily driven by the relative level of lending activity between these two institutions. The increase in administrative expenses of IBRD during the period is in line with changes in the lending activities of IBRD relative to IDA over the same period. This increase was partially offset by the decline in expenses relating to grant making facilities during the year.

The staff costs and consultant and contractual services shown in the table below include costs related to IBRD executed trust funds, which are recovered through revenue from externally funded activities.

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2016	11

Table 3: Net Non-Interest Expenses

In millions of U.S. dollars

For the fiscal year ended June 30,	2016	2015	2014	FY16 vs. FY15	FY15 vs. FY14
Administrative expenses
Staff costs	$915	$838	$779	$77	$59
Travel	183	172	163	11	9
Consultant and contractual services	482	474	432	8	42
Pension and other post-retirement benefits	231	248	253	(17)	(5)
Communications and technology	58	53	48	5	5
Equipment and buildings	139	131	118	8	13
Other expenses	45	33	28	12	5

Total administrative expenses	$2,053	$1,949	$1,821	$104	$128

Grant Making Facilities (See Section V)	67	110	162	(43)	(52)
Revenue from externally funded activities (See Section V)
Reimbursable revenue – IBRD executed trust funds	(515)	(437)	(409)	(78)	(28)
Reimbursable advisory services	(51)	(53)	(39)	2	(14)
Revenue – Trust fund administration	(51)	(52)	(56)	1	4
Restricted revenue (primarily externally financed outputs)	(20)	(24)	(23)	4	(1)
Revenue – Asset management services	(27)	(27)	(26)	—	(1)
Other revenue	(137)	(130)	(100)	(7)	(30)

Total Net Non-Interest Expenses (Table 1)	$1,319	$1,336	$1,330	$(17)	$6

Budget Anchor

In FY15, IBRD adopted a new budget measure with the aim of having its administrative expenses being met by its loan spread revenues. This measure, referred to as the Budget Anchor, enables IBRD to monitor its net administrative expenses as a percentage of its loan spread revenues.

Table 4: Budget Anchor

In millions of U.S. dollars

For the fiscal year ended June 30,	2016	2015	FY16 vs.FY15
Total net Non-Interest Expenses (From Table 3)	$1,319	$1,336	$(17)
Pension adjustment (From Table 6) [a]	(18)	(60)	42
EFO adjustment (From Table 6) [a]	(5)	(* )	(5)

Net administrative expenses	$1,296	$1,276	$20

Loan interest margin (From Table 1)	$921	$838	$83
Loan commitment fee income (From Table 2 )	34	16	18
Guarantee income (From Table 2)	7	7	0

Total loan spread revenue	$962	$861	$101

Budget Anchor	135%	148%

[a].	These adjustments are made to arrive at net administrative expenses used for allocable income purposes.
*	Indicates amount less than $0.5 million

As presented in Table 4, IBRD’s budget anchor was 135%, or expenses exceeding loan spread revenues by 35% in FY16. This compares with 148% for FY15, a 13% improvement, reflecting the increase in IBRD’s loan spread revenue during the year, and the containment of IBRD’s administrative expenses despite the significant increase in lending activities.

Unrealized mark-to-market gains/losses on non-trading portfolios

These mainly comprise unrealized mark-to-market gains and losses on IBRD’s loan, borrowing and EMF portfolios. Since these are not trading portfolios, unrealized mark-to-market gains and losses associated with these positions, are excluded from reported net income to arrive at allocable income. As a result, from a long-term financial sustainability perspective, income allocations are made on the basis of amounts which have been realized. For FY16, $631 million of unrealized mark-to-market gains ($702 million unrealized mark-to-market losses in FY15) were excluded from reported net income to arrive at allocable income.

12	IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2016

Table 5: Unrealized Mark-to-Market gains/(losses), net

In millions of U.S. dollars

	For the fiscal year ended June 30, 2016
	Unrealized gains (losses), excluding realized amounts [a]	Realized gains (losses)	Total
Borrowing portfolio [b]	$479	$28	$507
Loan portfolio [b]	(1,234)	—	(1,234)
EMF	1,418	39	1,457
Asset-liability management portfolio [c]	(4)	—	(4)
Client operations portfolio	(28)	—	(28)

Total	$631	$67	$698

	For the fiscal year ended June 30, 2015
	Unrealized gains(losses), excluding realized amounts [a]	Realized gains (losses)	Total
Borrowing portfolio [b]	$14	$10	$24
Loan portfolio [b]	(41)	(1)	(42)
EMF	(659)	750	91
Asset-liability management portfolio [c]	(* )	—	(* )
Client operations portfolio	(16)	—	(16)

Total	$(702)	$759	$57

a.	Adjusted to exclude realized gains (losses), which have been reclassified to the related interest income and expense lines for allocable income purposes.
b.	Includes related derivatives.
c.	Included in other derivatives on the Balance Sheet.
*	Indicates amounts less than $0.5 million.

Loan Portfolio

On a reported basis, while the derivatives which convert IBRD’s loans to variable rates are reported at fair value, all loans are reported at amortized cost, with the exception of one loan with an embedded derivative, which is reported at fair value. As a result, while from an economic perspective, IBRD’s loans after the effect of derivatives carry variable interest rates and therefore have a low sensitivity to interest rates, this is not evident in IBRD’s reported net income. In order to show the effect of its risk management policies, IBRD reflects its loans at fair value in the MD&A. See Section X for more details.

Borrowing Portfolio

On a reported basis, all of the derivatives and the related underlying borrowings are at fair value, and therefore, unrealized mark-to-market gains and losses on the borrowing related derivatives are correspondingly offset by unrealized mark-to-market gains and losses on the underlying borrowings. As a result, since IBRD does not hedge its own credit, the main component of the net unrealized mark-to-market gains and losses relates to the impact of the change in IBRD’s own credit. See Section X for more details.

EMF

During FY16, IBRD had unrealized mark-to-market gains, primarily as a result of the decline in the U.S. interest rates. See Sections IX and X for more details on the activity and the underlying strategy.

Reconciliation of reported net income to allocable income

Net income allocation decisions are based on allocable income. As illustrated in Table 6, the key differences between allocable income and reported net income relate to unrealized mark-to-market gains and losses on IBRD’s non-trading portfolios, and expenses related to Board of Governors-approved and other transfers. Management recommends to the Board allocations out of net income at the end of each fiscal year to augment reserves and support developmental activities.

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2016	13

Table 6: Income Allocation

In millions of U.S. dollars

For the fiscal years ended June 30,	2016		2015
Net Income (Loss)	$495		$(786)
Adjustments to Net Income to Arrive at Allocable Income:
Board of Governors-approved and other transfers	705		715
Unrealized mark-to-market (gains)/losses on non-trading portfolios, net	(631)		702
Pension	18		60
PEBP and PCRF loss/(income)	6		(5)
Other Adjustments	(*	)	*

Allocable Income	$593		$686

Recommended Allocations
General Reserve	96		36
Transfer to IDA	497		650

Total Allocations	$593		$686

*	Indicates amounts less than $0.5 million.

Unrealized mark-to-market gains/losses on non-trading portfolios

These mainly comprise unrealized mark-to-market gains and losses on IBRD’s loan, borrowing, and EMF portfolios as discussed previously. For FY16, Management recommended and the Board approved the exclusion of $631 million of unrealized mark-to-market gains from reported net income to arrive to allocable income.

Board of Governors approved and other transfers

Board of Governors-approved and other transfers refers to the allocations recommended by the Board and approved by the Board of Governors as part of the prior year’s net income allocation process and subsequent decisions on uses of surplus, as well as on payments from restricted retained earnings.

For FY16, IBRD recorded expenses of $705 million relating to Board of Governors-approved and other transfers, of which $650 million was to IDA and $55 million to the Trust Fund for Gaza and the West Bank (see Note G: Retained Earnings, Allocations and Transfers in the Notes to the Financial Statements). Since these amounts primarily relate to allocations out of IBRD’s FY15 allocable income, Surplus, or restricted retrained earnings, they are excluded from the FY16 reported net income to arrive at the FY16 allocable income.

Pension and PEBP adjustments

The Pension adjustment reflects the difference between IBRD’s contributions to the pension plans and the accounting expense, as well as investment income earned on those assets related to the PEBP and Post-Retirement Contribution Reserve Fund (PCRF), the latter being established by the Board to stabilize contributions to the pension and post-retirement benefits plans. Management believes the allocation decision should be based on IBRD’s contributions to the pension plans and PCRF rather than pension expenses. In addition, Management has designated the income from these assets to meet the needs of the pension plans. As a result, PEBP and PCRF investment income/(losses) are excluded from allocable income. In FY16, Management recommended and the Board approved that the exclusion of $24 million to arrive at allocable income.

Other Adjustments:

•

Under certain arrangements (such as EFO), IBRD enters into agreements with donors under which IBRD receives funds to be used to finance specified IBRD outputs or services. These funds may be utilized only for the purposes specified in the agreements and are therefore considered restricted until applied by IBRD for these purposes. Management believes that income attributable to these arrangements should be excluded from allocable income since there is no discretion about the use of such funds. In line with this, these amounts are transferred to restricted retained earnings. In FY16, the net balance of these restricted funds decreased by $5 million.

In FY16, Management recommended and the Board approved that the reported net income be increased by $5 million to arrive at allocable income.

14	IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2016

•

The income recognized for the right to receive reimbursement from the Financial Intermediary Fund (FIF) for the Pilot Auction Facility (PAF) for Methane and Climate Change Mitigation[4] is excluded, as this is required for the payout for the changes in market value on put options under the PAF. Therefore it is not available for other uses. In FY16, an income of $6 million was recognized in reported net income. In FY16, Management recommended and the Board approved that the reported net income be decreased by $6 million to arrive at allocable income. The change in the market value of the put option is also excluded from reported net income to arrive at allocable income, as part of the unrealized mark-to market gains/(losses) on non-trading portfolios.

Recommended Allocations

Allocable income in FY16 was $593 million. Of this amount, on August 4, 2016, the Board approved the allocation of $96 million to the General Reserve. In addition, the Board recommended to IBRD’s Board of Governors a transfer of $497 million to IDA. The original indicative amount of IBRD’s transfer to IDA under the Seventeenth Replenishment of resources (IDA17) for FY16 was $665 million. However, in light of a supplemental contribution during FY16 by Austria to IDA for IDA17 of $189 million, payable over nine years, the Board recommended a reduced IBRD net income transfer of $497 million.

[4]	In FY16, IBRD issued put options for methane and climate change mitigation. The PAF is a climate finance model developed by IBRD to stimulate investment in projects that reduce greenhouse gas emissions in developing countries. The PAF is a pay-for-performance mechanism which uses auctions to allocate public funds and attract private sector investment to projects that reduce methane emissions by providing a medium-term guaranteed floor price on emission rights. The notional amount of options issued during FY16 was $42 million.

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2016	15

SECTION IV: LENDING ACTIVITIES

IBRD provides financing and knowledge services to middle-income and creditworthy lower-income countries to reduce poverty and promote shared prosperity, while ensuring that social, environmental, and governance considerations are taken into account. Demand for IBRD’s loans remains strong, driven by the financing needs of borrowers combined with the value placed on the technical assistance offered with the financing. Country teams with a deep understanding of each country’s circumstances work with clients to tailor and manage the most appropriate mix of instruments, products, and services.

All IBRD loans are made to, or guaranteed by, member countries. IBRD may also make loans to IFC without any guarantee. All loans are approved by the Board. Effective July 1, 2016, eligible countries with 2015 per capita Gross National Income of $1,185 or more are eligible to borrow from IBRD. Low-income countries are also eligible for concessional loans and grants from IDA. Since 1946, IBRD has extended, net of cumulative cancellations, about $589.7 billion in loans. IBRD does not currently sell its loans, nor does Management believe there is a market for such loans.

Over the past decades, considerable advancements in poverty reduction have been made globally. The World Bank estimates suggest that, for the first time in history, the number of people living in extreme poverty has fallen below 10 percent of the global population. Despite this achievement, hundreds of millions of people still live on less than $1.90 a day, the current benchmark for extreme poverty. A continuation of these advancements offers an opportunity to end extreme poverty.

IBRD has both a country based focus and a global approach. To facilitate this, IBRD has established the Global Practice and Cross Cutting Solution Areas, to assemble the world’s best experts and knowledge, and make it more accessible to member countries. The Global Practices enhance the sharing of global technical expertise to deliver client solutions across 14 specialized areas of development that integrate public and private sectors; capture and leverage knowledge; and build global leadership.

Figure 7: IBRD’s Commitments – FY16

*	Indicates amounts less than 0.5%.

16	IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2016

IBRD’s projects undergo a rigorous review and approval process that includes early screening to identify environmental and social impacts and designing mitigation actions. Identifying and appraising a project, and approving and disbursing a loan, can often take several years. However IBRD has shortened the preparation and approval cycle for countries in emergency situations (e.g., natural disasters) and in crises (e.g., food, fuel, and global economic crises).

Loan disbursements must meet the requirements set out in loan agreements. During implementation of IBRD-supported operations, IBRD’s staff review progress, monitor compliance with IBRD policies, and help resolve any problems that may arise. The Independent Evaluation Group, an IBRD unit, whose director reports to the Board, evaluates the extent to which operations have met their major objectives.

At June 30, 2016, IBRD’s net loans outstanding amounted to $167.6 billion, 8.1% above a year earlier (Figure 8). The increase was mainly attributable to $13.2 billion in net loan disbursements made in FY16, the highest level of net disbursements since FY10.

Figure 8: Net Loans Outstanding

In billions of U.S. dollars

Lending Commitments and Disbursements

In FY16, IBRD committed $29.7 billion through 118 projects to help developing countries find solutions to the toughest global and local development challenges.

Lending commitments and guarantees increased in FY16 relative to a year earlier by 26.4% (Table 7), the largest annual increase in 15 years (excluding the global financial crisis years of FY09-10). Annual commitments averaged $13.5 billion in the three years preceding the global financial crisis, peaked in FY10 at $44.2 billion, and have now started to increase since bottoming out at $15.2 billion in FY13. As shown in Table 7, 27% of FY16 commitments were for the Latin America and Caribbean region, as compared to 24% during FY15. In terms of volume, this represented an increase of $2.3 billion from the prior year. With regard to individual countries, Peru had the highest volume of commitments, representing 10% of the total commitments in FY16 (see Table 9).

Figure 9: Commitments/ Disbursements Trends

In billions of U.S. dollars

Table 7: Commitments by Region

In millions of U.S. dollars

For the fiscal year ended June 30,	2016	% of total	2015	% of total
Africa	$669	2%	$1,209	5%
East Asia and Pacific	5,176	18	4,539	19
Europe and Central Asia	7,039	24	6,679	29
Latin America and the Caribbean	8,035	27	5,709	24
Middle East and North Africa	5,170	17	3,294	14
South Asia	3,640	12	2,098	9

Total	$29,729	100%	$23,528	100%

Table 8: Gross Disbursements by Region

In millions of U.S. dollars

For the fiscal year ended June 30,	2016	% of total	2015	% of total
Africa	$874	4%	$816	4%
East Asia and Pacific	5,205	23	3,596	19
Europe and Central Asia	5,167	23	5,829	31
Latin America and the Caribbean	5,236	23	5,726	30
Middle East and North Africa	4,427	20	1,779	9
South Asia	1,623	7	1,266	7

Total	$22,532	100%	$19,012	100%

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2016	17

Table 9: Top 10 Commitments to Borrowing Member Countries

In millions of U.S. dollars

For the fiscal year ended June 30,	2016	% of total		2015	% of total
Peru	$2,850	10%	India	$2,098	9%
India	2,820	9	China	1,822	8
Kazakhstan	2,058	7	Colombia	1,400	6
China	1,982	7	Egypt, Republic of Arab	1,400	6
Indonesia	1,700	6	Ukraine	1,345	6
Ukraine	1,560	5	Argentina	1,337	6
Egypt, Arab Republic of	1,550	5	Turkey	1,150	5
Iraq	1,550	5	Morocco	1,055	4
Poland	1,504	5	Indonesia	1,000	4
Colombia	1,400	5	Poland	966	4
Other	10,755	36	Other	9,955	42

Total	$29,729	100%	Total	$23,528	100%

Lending Categories

IBRD’s lending is classified in three categories: investment project financing, development policy financing, and program-for-results (Figure 10).

Investment Project Financing (IPF)

IPF provides financing for a wide range of activities aimed at creating the physical and social infrastructure necessary to reduce poverty and create sustainable development. IPF is usually disbursed over the long-term (5 to 10 year horizon). FY16 commitments under this lending category amounted to $11.4 billion, compared with $15.4 billion in FY15.

Development Policy Financing (DPF)

DPF aims to support borrowers in achieving sustainable development through a program of policy and institutional actions. Examples of DPF include strengthening public financial management, improving the investment climate, addressing bottlenecks to improve service delivery, and diversifying the economy. DPF supports reforms through non-earmarked general budget financing. DPF provides fast-disbursing financing (1 to 3 years) to help borrowers address actual or anticipated development financing requirements. FY16 commitments under this lending category totaled $13.2 billion, compared with $7.2 billion in FY15.

Program-for-Results (PforR)

PforR helps countries improve the design and implementation of their development programs and achieve specific results by strengthening institutions and building capacity. PforR disburses when agreed results are achieved and verified. Results are identified and agreed upon during the loan preparation stage. FY16 commitments under this lending category totaled $5.1 billion compared with $0.9 billion in FY15.

Figure 10: Commitments by Instrument

18	IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2016

Currently Available Lending Products

IBRD does not differentiate between the credit quality of member countries eligible for loans; loans for all eligible members are subject to the same pricing. As of June 30, 2016, 85 member countries were eligible to borrow from IBRD.

IBRD Flexible Loans (IFLs)

IFLs allow borrowers to customize their repayment terms (i.e., grace period, repayment period, and amortization profile) to meet their debt management or project needs. The IFL offers two types of loan terms: variable-spread terms and fixed-spread terms. During FY16, 86% of loans selected by borrowers had variable-spread terms and the remaining loans had fixed-spread terms. See Table 11 for details of loan terms for IFL loans.

IFLs include options to manage the currency and/or interest rate risk over the life of the loan. The outstanding balance of loans, for which currency or interest rate conversions have been exercised as of June 30, 2016, was $25 billion (versus $29 billion on June 30, 2015). IFLs may be denominated in the currency or currencies chosen by the borrower, as long as IBRD can efficiently intermediate in that currency. Through the use of currency conversions, some borrowing member countries have converted their IBRD loans into domestic currencies to reduce their foreign currency exposure for projects or programs that do not generate foreign currency revenue. These local currency loans may carry fixed or variable-spread terms. The balance of such loans outstanding as of June 30, 2016, was $3.0 billion, compared with $3.2 billion on June 30, 2015.

The spread on IBRD’s IFLs has four components: the contractual lending spread, maturity premium, market risk premium, and funding cost margin. The contractual lending spread and maturity premium, which apply to all IFLs, are subject to the Board’s periodic pricing review. For fixed-spread IFLs, the projected funding cost margin and the market risk premium are set by Management to ensure that they reflect the underlying market conditions that are constantly evolving. These are communicated to the Board at least quarterly.

The ability to offer long-term financing distinguishes development banks from other sources of funding for member countries. Since IBRD introduced maturity-based pricing in 2010, most countries continue to choose loans with the longest maturities despite a higher maturity premium, highlighting the value of longer maturities to member countries.

Table 10: Commitment Analysis by Maturity

In millions of U.S. dollars

	For the fiscal year ended June 30, 2016			For the fiscal year ended June 30, 2015
Maturity Bucket	Fixed Spread	Variable Spread	Total	Fixed Spread	Variable Spread	Total
< 8 years	$—	$309	$309	$—	$589	$589
8-10 years	327	450	777	115	344	459
10-12 years	422	5,688	6,110	295	3,368	3,663
12-15 years	624	9,587	10,211	572	2,811	3,383
15-18 years	260	1,792	2,052	1,095	7,570	8,665
>18 years	2,484	7,166	9,650	945	5,397	6,342
Guarantee Commitments			620			427

Total Commitments	$4,117	$24,992	$29,729	$3,022	$20,079	$23,528

Other Lending Products Currently Available

In addition to IFLs, IBRD offers loans with a deferred drawdown option, Special Development Policy Loans (SDPLs), loan-related derivatives, and loans to IFC (See Box 2).

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2016	19

Box 2: Other Lending Products Currently Available

Lending Product	Description
Loans with a Deferred Drawdown Option	The Development Policy Loan Deferred Drawdown Option (DPL DDO) gives borrowers the flexibility to rapidly obtain the financing they require. For example, such funds could be needed owing to a shortfall in resources caused by unfavorable economic events, such as declines in growth or unfavorable shifts in commodity prices or terms of trade. The Catastrophe Risk DDO (CAT DDO) enables borrowers to access immediate funding to respond rapidly in the wake of a natural disaster. Under the DPL DDO, borrowers may defer disbursement for up to three years, renewable for an additional three years. The CAT DDO has a revolving feature and the three-year drawdown period may be renewed up to four times, for a total maximum drawdown period of 15 years (Table 11). As of June 30, 2016, the amount of DDOs disbursed and outstanding was $7.5 billion (compared to $4.8 billion on June 30, 2015), and the undisbursed amount of effective DDOs totaled $4.5 billion, compared to $4.1 billion a year earlier.

Special Development Policy Loans (SDPLs)	SDPLs support structural and social reforms by creditworthy borrowers that face a possible global financial crisis, or are already in a crisis and have extraordinary and urgent external financial needs. As of June 30, 2016, the outstanding balance of such loans was $334 million (compared to $414 million a year earlier). IBRD made no new SDPL commitments in either FY16 or FY15.

Loan-Related Derivatives	IBRD assists its borrowers with access to better risk management tools by offering derivative instruments, including currency and interest rate swaps and interest rate caps and collars, associated with their loans. These instruments may be executed either under a master derivatives agreement, which substantially conforms to industry standards, or under individually negotiated agreements. Under these arrangements, IBRD passes through the market cost of these instruments to its borrowers. The balance of loans outstanding for which borrowers had entered into currency or interest rate derivative transactions under a master derivatives agreement with IBRD was $11.0 billion on June 30, 2016 and June 30, 2015.

Loans with IFC	IBRD provides loans to IFC in connection with the release of a member’s National Currency Paid-In Capital (NCPIC) to IBRD. (See Section VIII for explanation of NCPIC.) As of June 30, 2016, the amount outstanding was $205 million, compared with $213 million a year earlier.

Table 11: Loan Terms Available Through June 30, 2016

Basis points, unless otherwise noted

	IBRD Flexible Loan (IFL)[a]		Special Development
	Fixed-spread Terms	Variable-spread Terms	Policy Loans (SDPL)
Final maturity	35 years	35 years	5 to 10 years
Maximum weighted average maturity	20 years	20 years	7.5 years
Reference market rate	Six-month variable rate index	Six-month variable rate index	Six-month variable rate index
Spread
Contractual lending spread	50	50	200
Maturity premium	0-50[b]	0-50[b]	—
Market risk premium	10-15[b]	—	—
Funding cost margin	Projected funding spread to six-month variable rate index[c]	Actual funding spread to variable rate index of IBRD borrowings in the previous six-month period	—
Charges
Front-end fee	25	25	100
Late service charge on principal payments received after 30 days of due date[d] Commitment Fee	50 25	50 25	— —
	Development Policy Loan Deferred Drawdown Option	Catastrophe Risk Deferred Drawdown Option
Reference market rate	Six-month variable rate index	Six-month variable rate index
Contractual lending spread	IFL variable or fixed-spread in effect at the time of withdrawal
Front-end fee	25	50
Renewal fee	—	25
Stand-by fee	50	—

a.	There is a fixed floor of zero on the overall interest rate in IBRD’s loans.
b.	Based on the weighted average maturity of the loan.
c.	Projected funding spread to variable rate index (e.g., London Interbank Offered Rate (LIBOR)) is based on the weighted average maturity of the loan.
d.	See Box 5 in Section IX for a discussion of overdue payments.

20	IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2016

Discontinued Lending Products

IBRD’s loan portfolio includes a number of lending products whose terms are no longer available for new commitments. These products include currency pool loans and fixed-rate single-currency loans. As of June 30, 2016, loans outstanding of about $0.6 billion carried terms no longer offered.

Waivers

Loan terms offered prior to September 28, 2007, included a partial waiver of interest and commitment charges on eligible loans. Such waivers are approved annually by the Board. For FY17, the Board has approved the same waiver rates as in FY16 for all eligible borrowers with eligible loans. The reduction in net income due to such waivers in FY16 was $100 million (FY15: $120 million).

Figure 11 illustrates a breakdown of IBRD’s loans outstanding and undisbursed balances by loan terms, as well as loans outstanding by currency composition. The loans outstanding after the use of derivatives for risk management purposes is discussed under Market Risk in Section IX.

Figure 11: Loan Portfolio

In millions of U.S. dollars

Figure 11a. Loans Outstanding by Loan Terms

*	Denotes percentage less than 0.5%

Figure 11b. Undisbursed Balances by Loan Terms

Figure 11c. Loans Outstanding by Currency

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2016	21

SECTION V: OTHER DEVELOPMENT ACTIVITIES

IBRD offers non-lending products and services to its borrowing member countries, and to affiliated and non-affiliated organizations, to help them meet their development goals. These include financial guarantees, grants, and externally-funded activities.

Guarantees

IBRD’s exposure on its guarantees, measured by discounting each guaranteed amount from its next call date, was $5.2 billion as of June 30, 2016 compared to $1.4 billion as of June 30, 2015 (Table 12). The increase in the exposure was due to the new EEA entered into during FY16.

Table 12: Guarantee Exposure

In million U.S. dollars

As of June 30,	2016	2015
Guarantees (project, policy and enclave)	$1,224	$894
Advance Market Commitment	282	379
Exposure Exchange Agreements	3,692	94

Total	$5,198	$1,367

IBRD offers project-based and policy-based guarantees for priority projects and programs in member countries to help mobilize private financing for development purposes. Project-based guarantees are provided to mobilize private financing for a project and/or mitigate payment and/or performance related risks of a project. Policy-based guarantees are provided to mobilize private financing for sovereign or sub- sovereign projects. IBRD’s guarantees are partial in nature as they cover risks only to the extent necessary to obtain the required private financing, taking into account country, market and, if appropriate, project circumstances. All guarantees require a sovereign counter-guarantee and indemnity, comparable to the requirement of a sovereign guarantee for IBRD lending to sub-sovereign and non-sovereign borrowers (Box 3).

Box 3: Types of Guarantees Provided by IBRD

Guarantee	Description

Project-based guarantees	Two types of project-based guarantees are offered:

1.      Loan guarantees: these cover loan-related debt service defaults caused by the government’s failure to meet specific payment and/or performance obligations arising from contract, law or regulation, in relation to a project. Loan guarantees include coverage for debt service defaults on: (i) commercial debt, normally for a private sector project where the cause of debt service default is specifically covered by IBRD’s guarantee; and, (ii) a specific portion of commercial debt irrespective of the cause of such default, normally for a public sector project.

2. Payment guarantees: These cover payment default on non-loan related government payment obligations to private entities and foreign public entities arising from contract, law or regulation.

Policy-based guarantees	These cover debt service default, irrespective of the cause of such default, on a specific portion of commercial debt owed by national or sub national government and associated with the supported government’s program of policy and institutional actions.

Guarantees for enclave operations	IBRD extends guarantees for projects in IDA-only member countries that (i) are expected to generate large economic benefits with significant developmental impact in the member country; and (ii) cannot be fully financed out of the country’s own resources, IDA resources, and other concessional financing. Those projects are known as enclave operations. The provision of IBRD support to enclave operations is subject to credit enhancement features that adequately mitigate IBRD’s credit risk.

Table 13: Pricing for IBRD Project-Based and Policy-Based Guarantees

Charges	Basis Points
Front-end fee	25
Processing fee	50	[a]
Initiation fee	15	[b]
Standby fees	25
Guarantee fee	50-100	[c]

[a].	The processing fee is determined on a case-by-case basis.
b.	The initiation fee is 15 basis points of the guaranteed amount or $100,000, whichever is greater.
c.	Based on the weighted average maturity of the guarantee.

22	IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2016

In addition, IBRD has entered into the following arrangements, which are treated as financial guarantees under U.S. GAAP:

•

Advance Market Commitment (AMC): AMC is a multilateral initiative to accelerate the creation of a market and sustainable production capacity for pneumococcal vaccines for developing countries. IBRD provides a financial platform for AMC by holding donor-pledged assets as an intermediary agent and passing them on to the Global Alliance for Vaccines and Immunization (GAVI) when appropriate conditions are met. Moreover, should a donor fail to pay, or delay paying any amounts due, IBRD has committed to pay from its own funds any amounts due and payable by the donor, to the extent there is a shortfall in total donor funds received. The amount of the exposure is discussed under the guarantee program (see Notes to Financial Statements: Note I-Management of External Funds and Other Services).

•

Exposure Exchange Agreements (EEA): IBRD has an exposure exchange agreement outstanding with MIGA under which IBRD and MIGA exchange selected exposures, with each divesting itself of exposure in countries where their lending capacities are limited, in return for exposure in countries where they have excess lending capacity. Under the agreement, during FY14, IBRD and MIGA have each exchanged $120 million of notional exposure as follows: MIGA assumes IBRD’s loan principal and interest exposure in exchange for IBRD’s assumption of the principal and interest exposure of MIGA under its Non-Honoring of Sovereign Financial Obligation agreement.

Following approval by the Board, IBRD signed, together with the African Development Bank (AfDB) and the Inter-American Development Bank (IADB), an MDB EEA on December 15, 2015. Under the EEA, each MDB exchanges credit risk exposure of a reference portfolio supported by underlying loans to borrowing member countries. For each MDB, EEAs through diversification benefits, help reduce credit risk at the portfolio level; improve the risk-weighted capital ratios especially by addressing exposure concentration concerns; and create lending headroom for individual borrowing countries where MDBs may be constrained. The EEA involves the receipt of a guarantee and the provision of a guarantee for nonpayment in the reference portfolio by each MDB to the other. The guarantee received and the guarantee provided are two separate transactions: (a) a receipt of an asset for the right to be indemnified, and receive risk coverage (recoverable asset) and (b) the provision of a financial guarantee, respectively (see Note D: Loans and Other Exposures to the in the Notes to the Financial Statements).

Table 14: Exposure Exchange Agreements by Notional

In millions of U.S. dollars

As of	June 30, 2016		June 30, 2015
	Guarantee Received	Guarantee Provided	Guarantee Received	Guarantee Provided
Exposure Exchange Agreement
MIGA	$85	$83	$96	$94
IADB	2,021	2,021	—	—
AfDB	1,588	1,588	—	—

Total notional	$3,694	$3,692	$96	$94

Grants

Grant-Making Facilities (GMFs) are complementary to IBRD’s work. These activities are increasingly being integrated into IBRD’s overall operations, and most of these facilities as a separate funding mechanism, will be phased out over the next three years. In FY16, IBRD deployed $67 million under this program, compared with $110 million in FY15. These amounts are reflected in contributions to special programs on IBRD’s Statement of Income.

Externally Funded Activities

These funds have become an integral part of IBRD’s activities. Mobilization of external funds from third-party partners includes trust funds. Additional external funds include reimbursable funds and fee based services from member countries, which are related to RAS, EFO, and RAMP.

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2016	23

Reimbursable Advisory Services (RAS)

While most of IBRD’s advisory and analytical work is financed by its own budget or donor contributions (e.g., trust funds), clients may also pay for services. IBRD offers technical assistance and other advisory services to its member countries, in connection with, and independent of, lending operations. Available services include assigning qualified professionals to survey developmental opportunities in member countries; analyzing member countries fiscal, economic, and developmental environments; helping members devise coordinated development programs; and improving their asset and liability management techniques.

Figure 12: Trend in RAS Revenues, FY11 - FY16 In millions of U.S. dollars

In FY16, IBRD had revenues of $51 million ($53 million in FY15) from RAS (See Table 3). Annual revenues of RAS have gone up by about 240% since FY11 (Figure 12).

Trust Fund Activity

Trust Funds are an integral part of IBRD’s resource envelope, providing IBRD with resources and added flexibility in providing development solutions that serve member recipients and donors alike. The partnerships funded by trust funds often serve as a platform from which IBRD and its partners can draw on the WBG’s diverse technical and financial resources to achieve development goals that cannot be addressed effectively by any single partner, given their complexity, scale, and scope. IBRD’s roles and responsibilities in managing trust funds depend on the type of fund, outlined as follows:

•

IBRD-Executed Trust Funds (BETF’s): IBRD, alone or jointly with one or more of its affiliated organizations, manages the funds and implements or supervises the activities financed. These trust funds support IBRD’s work program.

•	Recipient-Executed Trust Funds (RETF’s): Funds are provided to a third party, normally in the form of project grant financing, and are supervised by IBRD.

•	Financial Intermediary Funds (FIFs): IBRD, as trustee, administrator, or treasury manager, offers an agreed set of financial and administrative services, including managing donor contributions.

Effective July 1, 2015, IBRD implemented a new cost recovery framework for all new trust funds. Key features of the new framework include the following measures:

•	Ensuring IBRD recovers all overhead costs incurred associated with trust fund activities.

•	Simplifying the fee structure and types of trust funds that can be created.

In FY16, IBRD recorded $51 million ($52 million in FY15) as fee revenue for the administration of its trust fund portfolio (See Table 3). IBRD, as an executing agency, disbursed $515 million in FY16 ($437 million in FY15) of trust fund program funds (see Notes to Financial Statements: Note I-Management of External Funds and Other Services).

Externally Financed Outputs (EFOs)

IBRD offers donors the ability to contribute to specific projects and programs. Contributions for EFOs are recorded as restricted income when received because they are for contractually specified purposes. The restriction is released once the funds are used for the purposes specified by donors. In FY16, IBRD had $20 million of income, compared with $24 million in FY15.

Other Financial Products and Services

IBRD plays an active role in designing financial products and structuring transactions to help clients mobilize resources for development projects and mitigate the financial effects of market volatility and disasters. IBRD also provides financial and advisory services in debt, asset, and commodity risk management to help governments, official sector institutions, and development organizations, build institutional capacity to protect and expand financial resources.

24	IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2016

Managing Financial Risks for Clients.

IBRD helps member countries build resilience to shocks by facilitating access to risk management solutions to mitigate the financial effects of currency, interest rate, and commodity price volatility; disasters; and extreme weather events. Financial solutions can include currency, interest rate, and commodity-price hedging transactions and disaster risk financing through catastrophe derivatives and bonds, insurance and reinsurance contracts, and regional pooling facilities. IBRD’s disaster risk financing products can also cover other risks such as those related to epidemics and pandemics. In FY16, IBRD executed hedging transactions with a notional value of $863 million, including $533 million in currency conversions to assist borrowers in managing currency risks over the life of their IBRD loans. In addition, IBRD helped Uruguay limit its exposure to future oil price increases with the execution of $330 million in hedge transactions, the first time that the IBRD has entered into a derivative contract with a member country to manage exposure to commodity prices.

During FY16, IBRD intermediated the following risk management transactions for clients:

•	Affiliated Organization: To assist IDA with its asset/liability management, during FY16, IBRD executed $1.5 billion in currency derivatives.

•

Unaffiliated Organization: To assist the International Finance Facility for Immunization (IFFIm) with its asset/liability management strategy, IBRD executes currency and interest rate swaps on its behalf. During FY16, IBRD executed $200 million of interest rate derivatives under this agreement. IBRD, as Treasury Manager, is IFFIm’s sole counterparty and enters into offsetting swaps with market counterparties.

(See Risk Management, Section IX, for a detailed discussion of IBRD’s risk mitigation of these derivative transactions.)

Asset Management

The Reserves Advisory and Management Program (RAMP) provides capacity building to support the sound management of official sector assets. Clients include central banks, sovereign wealth funds, national pension funds, and supranational organizations. The main goal of RAMP is to help clients upgrade their asset management capabilities, including portfolio and risk management, operational infrastructure, and human resources capacity. Under most of these arrangements, IBRD is responsible for managing a portion of the assets of these institutions and, in return, it receives a fee based on the average value of the portfolios. The fees are used to provide training and capacity-building services. On June 30, 2016, the assets managed for RAMP under these agreements were valued at $30.6 billion ($28.4 billion a year earlier). In addition to RAMP, IBRD also invests and manages investments on behalf of IDA, MIGA, and trust funds. These funds are not included in the assets of IBRD. During FY16, IBRD recorded $27 million (FY15: $27 million) as revenue from these asset management services.

As noted in the discussion of Trust Fund Activities above, IBRD, alone or jointly with one or more of its affiliated organizations, administers on behalf of donors, including members, their agencies and other entities, funds restricted for specific uses, in accordance with administration agreements with donors. These funds are held in trust and, except for undisbursed third-party contributions made to IBRD-executed trust funds, are not included on IBRD’s balance sheet. The cash and investment assets held in trust by IBRD as administrator and trustee in FY16 totaled $25.1 billion, of which $108 million (compared to $142 million in FY15) relates to IBRD contributions to these trust funds (Table 15).

Table 15: Cash and Investment Assets Held in Trust

In millions of U.S dollars

As of June 30,	2016	2015
IBRD-executed	$252	$248
Jointly executed with affiliated organizations	845	787
Recipient-executed	2,767	3,388
Financial intermediary funds	16,760	14,756
Execution not yet assigned [a]	4,443	4,035

Total fiduciary assets	$25,067	$23,214

a.	These represent assets held in trust for which the determination as to the type of execution is yet to be finalized.

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2016	25

SECTION VI: INVESTMENT ACTIVITIES

IBRD’s investment portfolio consists mainly of the liquid asset portfolio. As of June 30, 2016, the net investment portfolio totaled $51.8 billion (Figure 13), with $50.5 billion representing the liquid asset portfolio. This compares with $45.1 billion a year earlier, of which $44 billion represented the liquid asset portfolio (see Note C: Investments in the Notes to the Financial Statements). The increased level of liquidity reflects higher projected debt service and loan disbursements for the coming fiscal year.

Liquid Asset Portfolio

Funds raised through IBRD’s borrowing activity which have not yet been deployed for lending, are held in IBRD’s liquid asset portfolio to provide liquidity for its operations. This portfolio is managed with the goal of prioritizing principal protection and thus ensuring sufficient cash flow to meet all of IBRD’s financial commitments. IBRD seeks a reasonable return on this portfolio. IBRD restricts its liquid assets to high-quality investments as its investment objective prioritizes principal protection over yield. Liquid assets are managed conservatively, and are primarily held for disruptions in IBRD’s access to capital markets.

Figure 13:Net Investment Portfolio In billion of U.S. dollars

IBRD keeps liquidity volumes above a prudential minimum equal to the highest six months of projected debt-service obligations plus one-half of projected net disbursements on approved loans for the upcoming fiscal year. The prudential minimum is held in the Stable portfolio (see Section IX for details of how IBRD manages liquidity risk).

IBRD’s liquid assets are held mainly in highly rated, fixed-income instruments (See Box 6 for eligibility criteria for investments). These include government and agency obligations, time deposits, and other unconditional obligations of banks and financial institutions. IBRD also holds currency and interest rate derivatives (including currency forward contracts), asset-backed securities (including mortgage-backed securities), swaption contracts, and exchange-traded options and futures

This portfolio is composed largely of assets denominated in, or swapped into, U.S. dollars, with net exposure to short-term interest rates after derivatives. The portfolio has an average duration of less than three months, and the debt funding these liquid assets has a similar currency and duration profile. This is a direct result of IBRD’s exchange-rate and interest-rate-risk-management policies (Section IX), combined with appropriate investment guidelines (Figure 14).

Figure 14: Liquid Asset Portfolio by Asset Class

In millions of U.S. dollars

The maturity profile of IBRD’s liquid asset portfolio reflects a high degree of liquidity. As of June 30, 2016, with $31 billion (approximately 62% of total volume) is due to mature within six months, of which $17 billion is expected to mature within one month.

The liquid asset portfolio is held in three sub-portfolios: Stable, Operational, and Discretionary, each with different risk profiles and performance guidelines (Table 16).

•	Stable portfolio is mainly an investment portfolio holding the prudential minimum level of liquidity, set at the start of each fiscal year.

•	Operational portfolio is used to meet IBRD’s day-to-day cash flow requirements.

•	Discretionary portfolio gives IBRD the flexibility to execute its borrowing program and can be used to tap attractive market opportunities.

26	IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2016

Table 16: Liquid Asset Portfolio Composition

In millions of U.S. dollars, except ratios which are in percentages

As of June 30,	2016	%	2015	%
Liquid asset portfolio:
Stable	$27,764	55%	$26,082	59%
Operational	15,207	30	10,386	24
Discretionary	7,565	15	7,515	17

	$50,536	100%	$43,983	100%

In addition to monitoring gross investment returns relative to their benchmarks, IBRD also monitors overall investment earnings net of funding costs. In FY16, IBRD earned $110 million of investment income, net of funding cost, as discussed in Section III.

Table 17: Liquid Asset Portfolio - Average Balances and Returns

In millions of U.S. dollars, except rates which are in percentages

	Average Balances		Returns %
	2016	2015	2016	2015
Liquid asset portfolio:
Stable	$27,585	$26,101	0.77%[a]	0.18%[a]
Operational	11,398	10,320	0.41	0.18
Discretionary	7,537	4,941	0.66	0.37

	$46,520	$41,362	0.66%	0.20%

a.	Excluding the effect of the unrealized mark-to-market gains/losses on assets held by HETA ASSET RESOLUTION AG, the returns on the stable portfolio would have been 0.64% for FY16 (0.41% for FY15).

During FY16 IBRD earned a return of 0.66% on its liquid asset portfolio, compared to 0.20% in the same period last year. The higher return in FY16 was primarily due to lower unrealized mark-to-market losses on the portfolio, compared with FY15, primarily due to the changes in asset value related to HETA ASSET RESOLUTION AG.

In FY07, IBRD purchased for $191 million, a debt security issued by an Austrian bank, Hypo Alpe-Adria, which was fully guaranteed by the state of Carinthia. As of June 30, 2016, this debt security had a carrying value of $44 million. The original loss in the value of the security was effected by the result of legislation passed in FY14 to cancel the underlying debt and the related guarantee, as well as subsequent declines in the market value of assets held by HETA ASSET RESOLUTION AG, the successor to Hypo Alpe-Adria. As a result of these factors, the investment had a carrying value of $13 million as of June 30, 2015 ($88 million as of June 30, 2014). In July 2015, the legislation at issue was ruled unconstitutional and overturned by the Austrian Constitutional Court, and the security and the related guarantee were reinstated. While the Court decision removed the legal impediment to recovery, the price of the security only partially recovered, due to continuing concerns about the underlying asset value, resulting in unrealized mark-to-market gains of $30 million during FY16. IBRD will continue to monitor the value of this investment and related market developments.

Other Investments

In addition to the liquid asset portfolio, the investment portfolio also includes holdings related to AMC, PCRF and PEBP.

As of June 30, 2016, investments relating to AMC had a net carrying value of $153 million, compared with $156 million a year earlier (Notes to Financial Statements, Note I: Management of External Funds and Other Services).

The PCRF had a net carrying value of $120 million on June 30, 2016, compared with $60 million a year earlier (Section III), while the PEBP had a net carrying value of $951 million as of June 30, 2016, compared with $906 million on June 30, 2015. PEBP assets are included in IBRD’s investment portfolio. These assets are invested mainly in fixed-income, equity instruments, and alternative investments.

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2016	27

SECTION VII: BORROWING ACTIVITIES

IBRD issues securities in the international capital markets to raise funds for its development activities. It borrows at attractive rates underpinned by its strong financial profile and shareholder support that together are the basis for its triple-A credit rating.

IBRD issues its securities both through global offerings and bond issues tailored to the needs of specific markets or investor types. Under its Articles, IBRD may borrow only with the approval of the member in whose market the funds are raised and the approval of the member in whose currency the borrowing is denominated and only if the member agrees that the proceeds may be exchanged for the currency of any other member without restriction.

As a result of its financial strength and triple-A credit rating, IBRD is generally recognized as a premier borrower and its bonds and notes are viewed as a high credit quality investment in the global capital markets. IBRD uses the proceeds to finance development activities in creditworthy middle-income and low-income countries eligible to borrow from IBRD at market-based rates. IBRD has offered bonds and notes in more than 31 currencies and has opened up new markets for international investors by issuing in emerging-market currencies. In FY16, IBRD raised $63 billion of debt in 21 different currencies (Table 19).

IBRD issues short-term debt (maturing in one year or less), and medium- and long-term debt (with a maturity greater than one year). IBRD strategically calls its debt to reduce the cost of borrowings; it may also repurchase its debt to meet such other operational or strategic needs as providing liquidity to its investors (Table 19).

Funding raised in any given year is used for IBRD’s general operations, including loan disbursements, replacement of maturing debt, and prefunding for lending activities. IBRD determines its funding requirements based on a three-year rolling horizon and funds about one-third of the projected amount in the current fiscal year.

As of June 30, 2016, the borrowing portfolio totaled $178.2 billion, $19.4 billion above June 30, 2015 (see Note E: Borrowings in the Notes to the Financial Statements). This increase was mainly due to net new borrowing issuances of $19 billion during the year.

Figure 15: Borrowing Portfolio In billions of U.S. dollars

IBRD uses currency and interest rate derivatives in connection with its borrowings to diversify funding sources and offer a wide range of debt products to investors. New medium- and long-term funding is swapped into variable-rate U.S. dollar instruments, with conversion to other currencies carried out subsequently, in accordance with loan funding requirements. IBRD also uses derivatives to manage the re-pricing risks between loans and borrowings. A further discussion on how IBRD manages this risk is included in the Risk Management, Section IX.

Figure 16: Effect of Derivatives on Currency Composition of the Borrowing Portfolio–June 30, 2016

*	Denotes percentage less than 0.5%

As of June 30, 2016, IBRD’s total borrowing portfolio, after the effects of derivatives, carried variable rates, with a weighted average cost of 0.8% (0.3% as of June 30, 2015). The increase in the weighted average cost from the prior year reflects the increase in the short-term interest rates during the year. The latter also resulted in an increase in IBRD’s loan returns. IBRD’s lending spread was therefore not negatively impacted by the increase in short-term interest rates (See Figure 5).

28	IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2016

Short-Term Borrowings

Table 18 summarizes IBRD’s short-term borrowings.

Discount Notes

IBRD’s short-term borrowings consist mainly of discount notes issued in U.S. dollars. These borrowings have a weighted average maturity of approximately 90 days. The outstanding balance of discount notes as of June 30, 2016 was lower than a year earlier, as IBRD extended the duration of the borrowing program through medium and long-term debt issuance.

Securities Lent or Sold under Repurchase Agreements

These short-term borrowings are secured mainly by highly-rated collateral in the form of securities, including government-issued debt, and have an average maturity of less than 30 days.

Other Short-Term Borrowings

Other short-term borrowings have maturities of one year or less. The outstanding balance as of June 30, 2016 was lower than a year earlier largely because of changes in investor demand.

Table 18: Short-Term Borrowings

In millions of U.S. dollars, except rates which are in percentages

As of June 30,	2016	2015	2014
Discount notes [a]
Balance at year-end	$3,665	$4,308	$8,729
Average daily balance during the fiscal year	$9,493	$6,136	$15,188
Maximum month-end balance	$14,870	$8,207	$19,969
Weighted-average rate at the end of fiscal year	0.36%	0.10%	0.11%
Weighted-average rate during the fiscal year	0.28%	0.10%	0.12%

Securities lent or sold under repurchase agreements [b]
Balance at year-end	$—	$822	$150
Average monthly balance during the fiscal year	$126	$773	$409
Maximum month-end balance	$676	$2,071	$2,515
Weighted-average rate at the end of fiscal year	—	0.30%	0.08%
Weighted-average rate during the fiscal year	0.38%	0.17%	0.09%

Other short-term borrowings a c
Balance at year-end	$569	$772	$608
Average daily balance during the fiscal year	$446	$803	$1,298
Maximum month-end balance	$772	$1,191	$1,703
Weighted-average rate at the end of the fiscal year	0.45%	0.15%	0.10%
Weighted-average rate during the fiscal year	0.28%	0.16%	0.10%

a.	After swaps.
b.	Excludes securities related to PEBP.
c.	At amortized cost.

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2016	29

Medium- and Long-Term Borrowings

In FY16, medium- and long-term debt raised directly by IBRD in the capital markets amounted to $63 billion with an average maturity to first call of four years (Table 19). The increase in debt issuances in FY16 is primarily a result of increased debt maturing during the year, partial replacement of short-term debt, and loan disbursements for FY16.

Table 19: Funding Operations Indicator

For the fiscal year ended June 30,

	2016	2015
Issuances [a]
Medium- and long-term funding raised (In millions of U.S. dollars)	$63,058	$57,142
Average maturity to first call date (years)	4.4	4.0
Average maturity to contractual final maturity (years)	5.5	5.1

Maturities
Medium- and long-term funding matured (In millions of U.S. dollars)	$31,492	$28,269
Average maturity of debt matured (years)	6.4	4.5

Called/Repurchased
Medium- and long-term funding called/repurchased (In millions of U.S. dollars)	$11,982	$15,513

a.	Expected life of IBRD’s bonds are generally between first call date and the contractual final maturity.

Table 20 illustrates the maturity profile of medium- and long-term debt as of June 30, 2016.

Table 20: Maturity Profile

In millions of U.S. dollars

	As of June 30, 2016
	Less than 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	Due After 5 years	Total
Non-Structured borrowings	$28,820	$26,071	$26,486	$18,857	$25,335	$33,428	$158,997
Structured borrowings	1,549	2,132	3,099	2,054	1,927	7,730	18,491

Total	$30,369	$28,203	$29,585	$20,911	$27,262	$41,158	$177,488

82% of IBRD’s medium- and long-term borrowings issued during the year are in U.S. dollars (Figure 17).

Figure 17: Medium- and Long-Term Borrowings Raised by Currency, Excluding Derivatives

30	IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2016

SECTION VIII: CAPITAL ACTIVITIES

Capital Structure

Principal Shareholders and Voting Power

As of June 30, 2016, IBRD had 189 member countries, with the top five accounting for 41% of the total voting power (Figure 18). The percentage of shares held by members with credit ratings of AA and above was 43% (Figure 19).

The United States is IBRD’s largest shareholder, with 16.63% of total voting power. Accordingly, it also has the largest share of IBRD’s uncalled capital, $43.4 billion, or 17.54% of total uncalled capital. Under the Bretton Woods Agreements Act and other U.S. legislation, the Secretary of the U.S. Treasury is permitted to pay approximately $7.7 billion of the uncalled portion of the subscription of the United States, if called for use by IBRD, without need for further congressional action.

The balance of the uncalled portion of the U.S. subscription, $35.7 billion, has been authorized but not appropriated by the U.S. Congress. Further action by the U.S. Congress is required to enable the Secretary of the Treasury to pay any portion of this balance. The General Counsel of the U.S. Treasury has rendered an opinion that the entire uncalled portion of the U.S. subscription is an obligation backed by the full faith and credit of the U.S., notwithstanding that congressional appropriations have not been obtained with respect to certain portions of the subscription.

As part of the “Voice reforms” aimed at enhancing the voice and participation of Developing and Transitional Countries (DTCs) in IBRD, shareholders agreed to two Selective Capital Increases (SCI), one of which was for allocating fully callable shares to certain DTCs. As a result of these capital increases, the voting power of DTCs increased to 45.2% as of June 30, 2016, from 42.6% as of June 30, 2008.

Figure 18: Voting Power of Top Five Members as of June 30, 2016	Figure 19: Credit Ratings Composition of Member Countries, as of June 30, 2016.

Subscribed Capital

Total subscribed Capital is comprised of paid-in Capital and Uncalled subscribed capital. See Statement of Subscriptions to Capital Stock and Voting Power in IBRD’s Financial Statements for balances by country.

The $11 billion increase in IBRD’s subscribed capital was primarily due to subscriptions by members in connection with the GCI and SCIs. On April 12, 2016, Nauru became the 189th member country of IBRD with subscribed capital of $71 million, of which $2 million was paid-in (See Table 21).

Table 21: Breakdown of IBRD Subscribed Capital

In millions of U.S. dollars, except ratios which are in percentages

As of June 30,	%	2016	2015	Variance
Subscribed capital
Uncalled Subscribed capital	94%	$247,524	$237,629	$9,895
Paid-in capital	6	15,805	15,192	613

Total subscribed capital	100%	$263,329	$252,821	$10,508

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2016	31

Uncalled Subscribed Capital

As of June 30, 2016, the total uncalled portion of subscriptions was $247,524 million. Of this amount, $210,663 million may be called only when required to meet obligations of IBRD for funds borrowed or on loans guaranteed by it. This amount is thus not available for use by IBRD in making loans. The remaining uncalled portion of subscriptions of $36,861 million is to be called only when required to meet obligations for funds borrowed or on loans guaranteed by IBRD, pursuant to resolutions of the Board of Governors (though such conditions are not required by IBRD’s Articles). While these resolutions are not legally binding on future Boards of Governors, they do record an understanding among members that this amount will not be called for use by IBRD in its lending activities or for administrative purposes.

No call has ever been made on IBRD’s capital. Any such calls are required to be uniform, but the obligations of IBRD’s members to make payment on such calls are independent of one another. If the amount received on a call is insufficient to meet the obligations of IBRD for which the call is made, IBRD has the right to make further calls until the amounts received are sufficient to meet such obligations. On any such call or calls, however, no member is required to pay more than the unpaid balance of its capital subscription.

Paid-In Capital

Paid-in capital has two components:

•	The U.S. dollar portion, which is freely available for use by IBRD.

•

NCPIC portion, usage of which is subject to certain restrictions under IBRD’s Articles. This paid-in component is also subject to Maintenance-Of-Value (MOV) requirements. For additional details see the Notes to the Financial Statements–Note A: Summary of Significant Accounting and Related Policies.

Capital Increases

In 2010, to enhance IBRD’s financial capacity following its response to the global economic crisis, IBRD’s shareholders agreed to an increase in IBRD’s authorized capital and a General Capital Increase (GCI), which became effective in FY11. On April 8, 2016, the Board approved the extension of the subscription period for eligible individual members up to March 16, 2018 for the GCI; and up to March 16, 2017 for the SCI.

As a result of the GCI and SCIs, IBRD is expected to receive $87 billion of subscribed capital, of which $5.1 billion will be paid in, as follows:

•	GCI of $58.4 billion, of which $3.5 billion will be paid in. As of June 30, 2016, $48.0 billion has been subscribed and $2.9 billion paid in, $0.5 billion of which was paid during FY 16.

•	SCI of $27.8 billion, of which $1.6 billion will be paid in. As of June 30, 2016, $24.3 billion has been subscribed and $1.4 billion paid in, $0.1 billion of which was paid during FY 16.

•	SCI of $0.9 billion which represented the allocation of fully callable shares to certain DTCs and for which a paid-in amount was not required. As of June 30, 2016, $0.8 billion was subscribed.

Figure 20: Status of FY11 GCI/SCI Subscriptions as of June 30, 2016

32	IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2016

Usable Paid-in Capital

Usable paid-in capital represents the portion of paid-in capital that is available to support IBRD’s risk bearing capacity and includes all U.S. dollar paid-in capital, as well as NCPIC for which restrictions for use have been lifted (referred to as released NCPIC). The adjustments made to paid-in capital to arrive at usable capital are provided in table below.

Table 22: Usable Paid-In Capital

In millions of U.S dollars

As of June 30,	2016	2015	Variance
Paid-in Capital	$15,805	$15,192	$613
Adjustments for deferred MOV on released NCPIC
Net deferred MOV (receivable) payable [a]	56	(174)	230
Adjustments for unreleased NCPIC comprising
Restricted cash	(76)	(58)	(18)
Demand notes	(320)	(304)	(16)
MOV receivable	(348)	(365)	17
MOV payable	4	6	(2)

	(740)	(721)	(19)

Usable paid-in capital	$15,121	$14,297	$824

a.	The MOV on released NCPIC is considered to be deferred.

The $824 million increase in usable capital between FY16 and FY15 was primarily due to the following:

•	Paid-in Capital: The increase of $613 million primary reflects subscriptions by members in connection with the GCI and SCI.

•	Changes in released NCPIC: The movement in net deferred MOV of $230 million was mainly due to exchange rate movements in euro and Japanese yen on account of the annual MOV assessment.

Usable Equity

Usable equity is taken into account by management to determine how much equity is available to support IBRD’s operations. Usable equity forms the foundation of the three frameworks used by IBRD to manage its capital adequacy, credit risk and equity earnings. These frameworks, described in Section IX, are:

•	Strategic Capital Adequacy Framework

•	Credit Risk and LLP Framework

•	Equity Management Framework

Usable equity is comprised of usable paid-in capital, and elements of retained earnings and reserves (See Table 23). The decrease in usable equity in FY16, primarily reflects the impact of the increase in the underfunded status of IBRD’s pension plans, as discussed in Section XII, partially offset by the increase in usable paid-in capital, as discussed above.

Table 23: Usable Equity

In millions of U.S. dollars

				Variance
As of June 30,	2016	2015	Variance	Due to Activities	Due to Translation Adjustment
Usable paid-in capital	$15,121	$14,297	$824	$607	$217
Special reserve	293	293	—	—	—
General reserve [a]	27,021	26,925	96	96	—
Cumulative translation adjustment	(753)	(593)	(160)	—	(160)
Underfunded status of pension plans and other adjustments	(2,258)	(727)	(1,531)	(1,531)	—

Usable equity	$39,424	$40,195	$(771)	$(828)	$57

a.	The June 30, 2016 amount includes the proposed transfer of $96 million to the General Reserve from FY16 net income, which was approved on August 4, 2016 by the Board.

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2016	33

The components of retained earnings and reserves which are included in usable equity are as follows:

•	Special Reserve: Amount set aside in pursuant of IBRD’s Articles, held in liquid form and to be used only for the purpose of meeting liabilities of IBRD on its borrowings and guarantees.

•

General Reserve: Consists of earnings from prior fiscal years which the Board has approved to be retained in IBRD’s equity. On August, 4 2016, the Board approved the addition of $96 million to the General Reserve from FY16 net income.

•

Cumulative Translation Adjustments: These adjustments comprise translation adjustments on revaluing currency balances to U.S. dollars for reporting purposes. For usable equity purposes, these amounts exclude cumulative translation adjustments associated with unrealized mark-to-market gains/losses on non-trading portfolios.

•

Underfunded Status of Pension Plans and Other Adjustments: These adjustments relate to the net underfunded status of IBRD’s pension plans (See Table 33), and income earned on PEBP assets prior to FY11.

34	IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2016

SECTION IX: RISK MANAGEMENT

IBRD assumes financial risks in order to achieve its development and strategic objectives. IBRD’s financial risk management framework is designed to enable and support the institution in achieving its goals in a financially sustainable manner. IBRD manages credit, market and operational risks for its financial activities which include lending, borrowing and investing (Box 4). The primary financial risk to IBRD is the country credit risk inherent in its loan portfolio. IBRD is also exposed to financial risks in its liquid asset and derivative portfolios, where the major risks are market, liquidity, and counterparty risks. The Board, particularly the Audit Committee, periodically reviews trends in IBRD’s risk profiles and performance, as well as any major developments in risk management policies and controls.

Box 4: Summary of IBRD’s Specific Risk Categories
Types of Financial Risk	How the Risk is Managed
Credit Risk
Country Credit Risk	IBRD’s credit-risk-bearing capacity and individual country exposure limits
Counterparty Commercial Credit Risk	Counterparty credit limits and collateral

Market Risk
Interest Rate Risk	Interest rate derivatives to match the sensitivity of assets and liabilities
Exchange Rate Risk	Currency derivatives to match the currency composition of assets and liabilities
Liquidity Risk	Prudential minimum liquidity level

Operational Risk	Risk assessment and monitoring of key risk indicators and events

Governance

Management believes that effective financial risk management is critical for its overall operations. Accordingly, the risk management governance structure is designed to manage the principal risks IBRD assumes in its activities, and supports Management in its oversight function, particularly in coordinating different aspects of risk management and in connection with risks that are common across functional areas.

Organizational Structure

The CRO provides oversight of financial risks for IBRD and IDA. These risks include (i) liquidity, market and counterparty risks, (ii) country credit risks in the core sovereign lending business and (iii) operational risks relating to people, processes and systems. In addition, the CRO works closely with IFC, MIGA, and IDA’s Management to review, measure, aggregate, and report on risks and share best practices. The CRO also helps enhance cooperation between the entities and facilitates knowledge sharing in the risk management function. The following three departments report directly to the CRO:

•

The Market and Counterparty Risk Department is responsible for market, liquidity, and counterparty credit risk oversight, assessment, and reporting. It does these in coordination with IBRD’s financial managers who are responsible for the day-to-day execution of trades for the liquid asset and derivatives portfolios within applicable policy and guideline limits. The department’s responsibilities include establishing and maintaining guidelines, volume limits, and risk oversight processes to facilitate effective monitoring and control; it also provides reports to the Audit Committee and the Board on the extent and nature of risks, risk management, and oversight. The department is also responsible for ensuring effective oversight, which includes: i) maintaining sound credit assessments, ii) addressing transaction and product risk issues, iii) providing an independent review function, iv) monitoring market and counterparty risk in the investment, borrowing and client operation portfolios, and v) implementing the model risk governance framework.

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2016	35

•

The Credit Risk Department identifies, measures, monitors, and manages country credit risk faced by IBRD. By agreement with the Board, the individual country credit risk ratings are not shared with the Board and are not made public. In addition, this department assesses loan portfolio risk, determines the adequacy of provisions for losses on loans and other exposures, and monitors borrowers that are vulnerable to crises in the near term. These reviews are taken into account in determining the overall country programs and lending operations, and they are included in the assessment of IBRD’s capital adequacy. Furthermore, whenever a new financial product is being considered for introduction, this department reviews any implications for country credit risk.

•

The Operational Risk Department provides direction and oversight for operational risk activities by business function. The department’s key operational risk management responsibilities include (i) administering the Operational Risk Committee (ORC) for IBRD, (ii) implementing the operational risk management framework which is aligned with Basel principles and providing direction to business unit partners to ensure consistent application, (iii) assisting and guiding business unit partners in identifying and prioritizing significant operational risks and enabling monitoring and reporting of risks through suitable metrics (or risk indicators), and (iv) helping identify emerging risks and trends through monitoring of internal and external risk events. The department is also responsible for business continuity management and enterprise risk management functions, and prepares a corporate Operational Risk Report for review and discussion by the Operational Risk Committee (ORC).

Risk Committees

The Finance and Risk Committee (FRC), provides a high level governance structure for decisions that may have financial risks. The FRC was created under the authority of the Managing Director and WBG Chief Financial Officer (MDCFO) to approve, clear, or discuss: (a) risk policy and procedure documents related to financial integrity, income sustainability and balance sheet strength, and (b) issues and new business initiatives with policy implications related to IBRD’s financial risks in the areas of finance, which include country credit, market, counterparty, liquidity and model risks. The FRC helps to integrate individual components of finance and risk management activities by building on mechanisms and processes already in place, and provides a forum for discussing and communicating significant risk related issues. The FRC meets regularly to discuss the financial performance, new products and services, and risk management of IBRD.

In addition to the FRC, several risk-related committees work under the authority of the MDCFO and the CRO, which provide technical expertise and guidance on new initiatives and operational risk issues:

•

New Business Committee (NBC): is a standing committee of the FRC under the authority of the MDCFO. The NBC provides advice, guidance and recommendations to the FRC, by performing due diligence over new financial products or services to ensure that Management has a full understanding of the rationale, costs, risks and rewards of the product or service being considered.

•

Operational Risk Committee (ORC): is the main governance committee for operational risk and provides a mechanism for integrated review and response across IBRD units on operational risks associated with people, processes, and systems including business continuity and recognizing that business units remain responsible for managing operational risks. The Committee’s key responsibilities include monitoring significant operational risk matters and events on a quarterly basis to ensure that appropriate risk-response measures are taken, and reviewing and concluding on IBRD’s overall operational risk profile. The ORC escalates significant risks/decisions to the FRC and Enterprise Risk Committee (ERC)[5].

[5]	The ERC is chaired by the Managing Director and Chief Administrative Officer (MDCAO) and was established in June 2016 to address non-financial risks with the exception of risk related to IBRD’s lending operations. The latter will continue to be managed and overseen by the Managing Director and Chief Operating Officer (MDCOO).

36	IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2016

Capital Adequacy

IBRD’s capital adequacy is the degree to which its equity is sufficient to withstand unexpected shocks. The Board monitors IBRD’s capital adequacy within a Strategic Capital Adequacy Framework, using the equity-to-loans ratio as a key indicator of IBRD’s capital adequacy. The framework seeks to ensure that IBRD’s capital is aligned with the financial risk associated with its loan portfolio as well as other exposures over a medium-term capital-planning horizon. Under this framework, IBRD evaluates its capital adequacy as measured by stress tests and an appropriate minimum level for the long term equity-to-loans ratio. For FY16, the outcome of the stress tests was satisfactory.

Figure 21: Equity-to-Loans Ratio

At the beginning of the global financial crisis, the equity-to-loans ratio stood at 38% as of June 30, 2008, significantly exceeding the then minimum of 23%. This allowed IBRD to respond effectively to the borrowing needs of its member countries, resulting in the higher leveraging of its equity and a corresponding decline in the ratio. The capital adequacy framework was reviewed in FY14 and the minimum equity-to-loans ratio was reduced to 20% to reflect the significant long-term improvement in IBRD’s loan portfolio credit quality. The lowering of the minimum equity-to-loans ratio allows IBRD to use its equity more effectively to support a larger volume of development lending and thus enhance IBRD’s commitment capacity, including for responding to potential crises (Figure 21). This is part of a strategy to maximize the use of capital for lending operations.

Table 24: Equity-to-Loans Ratio

In millions of U.S. dollars

				Variance
As of	June 30, 2016	June 30, 2015	Variance	Due to Activities	Due to Translation Adjustment
Equity (usable equity) [a]	$39,424	$40,195	$(771)	$(828)	$57

Loans exposure	$169,452	$156,802	$12,650	$13,216	$(566)
Present value of guarantees	1,225	894	331	333	(2)
Effective but undisbursed DDOs	4,514	4,095	419	419	—
Relevant accumulated provisions	(1,607)	(1,593)	(14)	(15)	*
Deferred loan income	(441)	(418)	(23)	(24)	1
Other exposures	452	551	(99)	(98)	*

Loans (total exposure)	$173,595	$160,331	$13,264	$13,831	$(567)

Equity-to-Loans Ratio	22.7%	25.1%

a.	From Table 23

IBRD’s equity-to-loans ratio decreased to 22.7% as of June 30, 2016, from 25.1% as of June 30, 2015 and remained above the minimum level of 20% (Table 24). This decrease is primarily due to the increase in loan exposures, driven by the $13.2 billion of net loan disbursements. An additional contribution to the decline in usable equity was the increase in the underfunded status of the pension plans, as discussed in Section VIII and XII. Under IBRD’s currency management policy, to minimize exchange rate risk in a multicurrency environment, IBRD matches its

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2016	37

borrowing obligations in any one currency (after derivatives activities) with assets in the same currency. In addition, IBRD’s policy is to minimize the exchange rate sensitivity of its capital adequacy as measured by the equity-to-loans ratio. It implements this policy by periodically undertaking currency conversions to align the currency composition of its equity with that of its outstanding loans, across major currencies. As a result, the exchange rate movements during the year did not have an impact on IBRD’s equity-to-loans ratio.

Credit Risk

IBRD faces two types of credit risk: country credit risk and counterparty credit risk. Country credit risk is the risk of loss due to a country not meeting its contractual obligations, and counterparty credit risk is the risk of loss attributable to a counterparty not honoring its contractual obligations. IBRD is exposed to commercial as well as non-commercial counterparty credit risk.

Country Credit Risk

IBRD’s mandate is to take only sovereign credit risk in its lending activities. Within country credit risk, three distinct types of risks can be identified: idiosyncratic risk, correlation risk, and concentration risk. Idiosyncratic risk is the risk of an individual borrowing country’s exposure falling into nonaccrual status for country-specific reasons (such as policy slippage or political instability). Correlation risk is the risk that exposure to two or more borrowing countries will fall into non-accrual in response to common global or regional economic, political, or financial developments. Concentration risk is the risk resulting from having a large portion of exposure outstanding which, if the exposure fell into non-accrual, would result in IBRD’s financial health being excessively impaired. Concentration risk needs to be evaluated both on a stand-alone basis (exposure of one borrowing country) and when taking into account correlation when more than one borrowing country is affected by a common event, such that when combined, IBRD’s exposure to a common risk is elevated.

To estimate idiosyncratic risk and stand-alone concentration risk, the Credit Risk Department looks at IBRD’s exposure to each borrowing country and each borrowing country’s expected default to IBRD as captured in its credit rating. For correlation risk, the Credit Risk Department models the potential common factors that could impact borrowing countries simultaneously. The existence of correlation increases the likelihood of large non-accrual events, as most of these nonaccrual events involve the joint default of two or more obligors in the portfolio.

IBRD manages country credit risk by using individual country exposure limits, and takes into account factors such as population size and the economic situation of the country. In addition, IBRD conducts stress tests of the effects of changes in market variables and of potential geopolitical events on its portfolio to complement its capital adequacy framework.

Portfolio Concentration Risk

Portfolio concentration risk, which arises when a small group of borrowing countries account for a large share of loans outstanding, is a key concern for IBRD. It is carefully managed for each borrowing country, in part, through an exposure limit for the aggregate balance of loans outstanding, the present value of guarantees, and the undisbursed portion of DDOs that have become effective, among other potential exposures. Under current guidelines, IBRD’s exposure to a single borrowing country is restricted to the lower of an Equitable Access Limit or the Single Borrower Limit.

Equitable Access Limit (EAL)

The EAL is equal to 10% of IBRD’s Statutory Lending Limit (SLL). Under IBRD’s Articles, as applied, total IBRD loans outstanding, including participation in loans and callable guarantees, may not exceed the sum of unimpaired subscribed capital, reserves and surplus, referred to as the SLL. The SLL seeks to ensure that sufficient resources are available to meet IBRD’s obligations to bondholders in the highly unlikely event of substantial and historically unprecedented losses on IBRD’s loans. At June 30, 2016, the SLL totaled $290.8 billion, of which the outstanding loans and callable guarantees totaled $169.7 billion, or 58.3% of the SLL. The EAL was $29 billion, as of June 30, 2016.

Single Borrower Limit (SBL)

The SBL is established, in part, by assessing its impact on overall portfolio risk relative to equity. The SBL caps the maximum exposure to IBRD’s most creditworthy and largest borrowing countries in terms of population and economic size. For all other countries, the individual country exposure limits are set below the SBL. The SBL is $20

38	IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2016

billion for India and $19 billion for the other four SBL borrowing countries (Brazil, China, Indonesia, and Mexico) for FY17, and has remained unchanged since FY156. A surcharge of 50 basis points a year was introduced on loans and other exposures for the incremental exposure above the previous SBL ($17.5 billion for India and $16.5 billion for the other four SBL borrowing countries), to help support the increase in the SBL. The surcharge is designed to help fund the increase and acknowledges that added concentration heightens the risk for IBRD. The SBL increase allows for additional engagement in countries with large, poor populations. As of June 30, 2016, no surcharge was applicable to any of the five countries, since they were all below their previous SBL.

Under certain circumstances, IBRD would be able to continue to lend to a borrower above the single-borrower exposure limit by entering into an arrangement that would prevent its net exposure from exceeding the limit. Any such arrangement must be approved in advance by IBRD’s Board. Previously, IBRD entered into separate arrangements with China for managing its exposure in the event that it exceeded the SBL. As of June 30, 2016, the exposure to China remains below the SBL and the agreement has not been utilized.

As of June 30, 2016, the ten countries with the highest exposures accounted for about 63% of IBRD’s total exposure (Figure 22). IBRD’s largest exposure to a single borrowing country—Brazil, was $16.1 billion on June 30, 2016. The current exposure data presented is at a point in time. Monitoring these exposures relative to the limit, however, requires consideration of the repayment profiles of existing loans, as well as disbursement profiles and projected new loans and guarantees.

Figure 22: Country Exposures as of June 30, 2016

In billions of U.S. dollars

Credit-Risk-Bearing Capacity

Management uses risk models to estimate the size of a potential non-accrual shock that IBRD could face over the next three years at a given confidence level. The model-estimated non-accrual shock is a single measure of the credit quality of the portfolio that combines the following:

•	IBRD’s country-credit-risk ratings and their associated expected risk of default;

•	Covariance risks;

•	The loan portfolio’s distribution across risk rating categories; and

•	The exposure concentration.

The shock estimated by this risk model is used in IBRD’s capital adequacy testing to determine the impact of potential non-accrual events on equity and income earning capacity.

[6]

When a borrowing country that is eligible for one of the limits set under the SBL framework arrangements is downgraded to the high risk category, the country may continue to be eligible for borrowing at the currently applicable limit. However, the borrowing country would not be eligible for any future increases in the SBL approved by the Board while in the high risk category.

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2016	39

Probable Losses, Overdue Payments, and Non-Performing Loans

The loan-loss provision is calculated by taking into account IBRD’s exposure, the expected default frequency (EDF), or probability of default, and the assumed loss in the event of default. Probable losses inherent in the loan portfolio attributable to country credit risk are covered by the accumulated provision for losses on loans and other exposures, while unexpected losses owing to country credit risk are covered by equity.

When a borrower fails to make payments on any principal, interest, or other charge due to IBRD, IBRD may suspend disbursements immediately on all loans to that borrower. IBRD’s current practice is to exercise this option using a graduated approach (Box 5). These practices also apply to member countries eligible to borrow from both IBRD and IDA, and whose payments on IDA credits may become overdue. It is IBRD’s practice not to reschedule interest or principal payments on its loans or participate in debt rescheduling agreements with respect to its loans. As of June 30, 2016, no IBRD borrowing countries in the accrual portfolio had overdue payments beyond 30 days.

Box 5: Treatment of Overdue Payments

Overdue by 30 days	Where the borrower is the member country, no new loans to the member country, or to any other borrower in the country, will be presented to the Board for approval, nor will any previously approved loan be signed, until payments for all amounts 30 days overdue or longer have been received. Where the borrower is not the member country, no new loans to that borrower will be signed or approved. In either case, the borrower will lose its eligibility for any waiver of interest charges in effect at that time for loans signed before May 16, 2007, and those loans signed between May 16, 2007, and September 27, 2007, if the borrowers elected not to convert the terms of their loans to the pricing terms effective September 27, 2007. For loans with the pricing terms applicable from May 16, 2007, an overdue interest penalty will be charged at a rate of 50 basis points on the overdue principal. In addition, if an overdue amount remains unpaid for a period of 30 days, then the borrower will pay a higher interest rate (LIBOR + fixed spread) plus 50 basis points on the overdue principal amount until the overdue amount is fully paid.
Overdue by 45 days	In addition to the provisions cited above for payments overdue by 30 days, to avoid proceeding further on the notification process leading to suspension of disbursements, the country as borrower or guarantor and all borrowers in the country must pay not only all payments overdue by 30 days or more, but also all payments due regardless of the number of days since they have fallen due. Where the borrower is not the member country, no new loans to, or guaranteed by, the member country, will be signed or approved. Additionally, all borrowers in the country will lose eligibility for any waivers of interest in effect at the time.
Overdue by 60 days	In addition to the suspension of approval for new loans and signing of previously approved loans, disbursements on all loans to, or guaranteed by, the member country are suspended until all overdue amounts are paid. This policy applies even when the borrower is not the member country. Under exceptional circumstances, disbursements can be made to a member country upon the Board’s approval.
Overdue by more than six months	All loans made to, or guaranteed by, a member of IBRD are placed in nonaccrual status, unless IBRD determines that the overdue amount will be collected in the immediate future. Unpaid interest and other charges not yet paid on loans outstanding are deducted from the income for the current period. To the extent that these payments are received, they are included in income. At the time of arrears clearance, a decision is made on the restoration of accrual status on a case-by-case basis; in certain cases, this decision may be deferred until after a suitable period of payment performance has passed.

Zimbabwe is the only country in IBRD’s portfolio in non-accrual status. The value of exposures to Zimbabwe decreased in nominal terms from $452 million as of June 30, 2015 to $444 million as of June 30, 2016. The decrease reflects mostly the principal payments of $9 million received from Zimbabwe (FY15: $7 million).

Implications for Loan Loss Provisions and Other Exposures

In FY16, IBRD recorded a provision of $15 million for losses on loans and other exposures, compared with a release of $10 million during the same period in FY15. The main driver of the increase in the provisioning requirement was the increase in IBRD’s lending exposures from $162.5 billion as of June 30, 2015 to $176.8 billion as of June 30, 2016. Despite the LLP charge in FY16, the accumulated provision for losses on loans and other exposures of $1,650 million as of June 30, 2016 ($1,593 million as of June 30, 2015), was largely unchanged compared with the prior year, at less than 1% of these exposures. This reflects the favorable impact of the annual update of IBRD’s EDF and severity assumptions. (See Notes to Financial Statements, Note D: Loans and Other Exposures).

40	IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2016

Counterparty Credit Risk

IBRD is exposed to commercial and non-commercial counterparty credit risk. Commercial counterparty credit risk is concentrated in IBRD’s investment portfolio and in debt instruments issued by sovereign governments, agencies, banks, and corporate entities. Most of these investments are in AAA- and AA-rated instruments.

Commercial Counterparty Credit Risk

This is the risk that counterparties fail to meet their payment obligations under the terms of the contract or other financial instruments. Effective management of counterparty credit risk is vital to the success of IBRD’s funding, investment, and asset/liability management activities. The monitoring and management of these risks is continuous as the market environment evolves.

IBRD mitigates the counterparty credit risk from its investment and derivative holdings through the credit approval process, the use of collateral agreements and risk limits, and other monitoring procedures. The credit approval process involves evaluating counterparty and security-specific creditworthiness, assigning internal credit ratings and limits, and determining the risk profile of specific transactions. Credit limits are calculated and monitored, taking into account current market values, estimates of potential future movements in those values, and counterparty collateral agreements. If a collateral agreement exists, the amount of collateral obtained is based on the credit rating of the counterparty. Collateral held includes cash and highly liquid investment securities.

Derivative Instruments

In the normal course of its business, IBRD enters into various derivative and foreign exchange financial instrument transactions. These are used mainly to meet the financial needs of IBRD’s borrowers and to manage the institution’s exposure to fluctuations in interest and exchange rates. These transactions are conducted with other financial institutions and, by their nature, entail commercial counterparty credit risk.

For derivative products, IBRD uses the estimated replacement cost of the derivative to measure credit risk exposure. While the contractual principal amount of derivatives is the most commonly used volume measure in derivative markets, it does not measure credit or market risk.

Under mark-to-market collateral arrangements, when IBRD is in a net receivable position higher than the agreed upon collateral threshold allocated to a counterparty, counterparties are required to post collateral with IBRD. As of June 30, 2016, IBRD had received collateral of cash and securities totaling $3.8 billion.

IBRD is not required to post collateral under its derivative agreements as long as it maintains a triple-A credit rating. (For the contractual value, notional amounts, related credit risk exposure amounts, and the amount IBRD would be required to post in the event of a downgrade, see Notes to Financial Statements: Note F–Derivative Instruments.)

Investment Securities

The General Investment Authorization for IBRD, approved by the Board, grants the basic authority for IBRD to invest its liquid assets. Furthermore, all investment activities are conducted in accordance with a more detailed set of Investment Guidelines. The Investment Guidelines are approved by the MDCFO and implemented by the Treasurer. These Investment Guidelines set out detailed trading and operational rules, including which instruments are eligible for investment, and establish risk parameters relative to benchmarks. These include an overall consultative loss limit and duration deviation, specifying concentration limits on counterparties and instrument classes, as well as clear lines of responsibility for risk monitoring and compliance. Credit risk is controlled by applying eligibility criteria (Box 6).

The overall market risk of the investment portfolio is subject to a consultative loss limit to reflect a level of tolerance for the risk of underperforming the benchmark in any fiscal year. IBRD has procedures in place to monitor performance against this limit and potential risks, and it takes appropriate actions if the limit is reached.

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2016	41

Box 6: Eligibility Criteria for IBRD’s Investments
Instrument Securities	Description
Sovereigns	IBRD may only invest in obligations issued or unconditionally guaranteed by governments of member countries with a minimum credit rating of AA-. However, no rating is required if government obligations are denominated in the national currency of the issuer.
Agencies	IBRD may invest only in obligations issued by an agency or instrumentality of a government of a member country, a multilateral organization, or any other official entity other than the government of a member country, with a minimum credit rating of AA-.
Corporates and asset-backed securities	IBRD may only invest in securities with a AAA credit rating.
Time deposits[a]	IBRD may only invest in time deposits issued or guaranteed by financial institutions, whose senior debt securities are rated at least A-.
Commercial Paper	IBRD may only invest in short-term borrowings (less than 190 days) from commercial banks, corporates, and financial institutions.
Securities lending, and borrowing, repurchases, resales, and reverse repurchases	IBRD may engage in repurchases and reverse repurchases, against adequate margin protection, of the securities described under the sovereigns, agencies, and corporates and asset-backed security categories.
Collateral Assets	IBRD may engage in collateralized forward transactions, such as swap, repurchase, resale, securities lending, or equivalent transactions that involve certain underlying assets not independently eligible for investment. In each case, adequate margin protection needs to be received.

a.	Time deposits include certificates of deposit, bankers’ acceptances, and other obligations issued or unconditionally guaranteed by banks or other financial institutions.

IBRD’s exposure to futures and options and resale agreements is marginal. For futures and options, IBRD generally closes out open positions prior to expiration. Futures are settled on a daily basis. In addition, IBRD monitors the fair value of resale securities received and, if necessary, closes out transactions and enters into new repriced transactions.

Management has broadened its universe of investment assets in an effort to achieve greater diversification in the portfolio and better risk-adjusted investment performance. This exposure is monitored by the Market and Counterparty Risk Department.

Commercial Counterparty Credit Risk Exposure

As a result of IBRD’s use of mark-to-market collateral arrangements for swap transactions, its residual commercial counterparty credit risk is concentrated in the investment portfolio; in debt instruments issued by sovereign governments, agencies, commercial paper, time deposits, and corporate entities (Table 25).

IBRD’s overall commercial counterparty credit exposure increased by $4 billion during FY16, to $51.5 billion as of June 30, 2016. As shown on Table 25, the credit quality of IBRD’s portfolio remains concentrated in the upper end of the credit spectrum, with 64% of the portfolio rated AA or above and the remaining portfolio primarily rated A. The A rated counterparties primarily consisted of financial institutions (limited to short-term deposits and swaps) and sovereigns. Most of the BB or lower rated exposure relates to IBRD’s investment in a debt security issued by the Hypo Alpe-Adria Bank, as discussed in Section VI.

42	IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2016

Table 25: Commercial Credit Exposure, Net of Collateral Held, by Counterparty Rating

In millions of U.S. dollars

	As of June 30, 2016
	Investments
Counterparty Rating [a]	Sovereigns		Agencies, Commercial paper, Asset-Backed Securities, Corporates and Time Deposits	Net Swap Exposure		Total Exposure	% of Total
AAA	$10,954		$10,521	$—		$21,475	42%
AA	2,988		8,259	133		11,380	22
A	12,159		6,336	128		18,623	36
BBB		*	12		*	12		*
BB or lower/unrated	—		50		*	50		*

Total	$26,101		$25,178	$261		$51,540	100%

	As of June 30, 2015
	Investments
Counterparty Rating [a]	Sovereigns		Agencies, Commercial paper, Asset-Backed Securities, Corporates and Time Deposits	Net Swap Exposure		Total Exposure	% of Total
AAA	$10,451		$9,571	$—		$20,022	42%
AA	4,385		9,375	78		13,838	29
A	7,336		5,997	107		13,440	28
BBB	223		8	2		233		*
BB or lower/unrated	—		18	5		23		*

Total	$22,395		$24,969	$192		$47,556	100%

a.	Average rating is calculated using available ratings from the three major rating agencies; however, if ratings are not available from each of the three rating agencies. IBRD uses the average of the ratings available from any of such rating agencies or a single rating to the extent that an instrument or issuer (as applicable) is rated by only one rating agency.
*	Indicates amount less than $0.5 million or percentage less than 0.5%.

Non-Commercial Counterparty Credit Risk

In addition to the derivative transactions with commercial counterparties, IBRD also offers derivative-intermediation services to borrowing member countries, as well as to affiliated and non-affiliated organizations, to help meet their development needs or to carry out their development mandates.

•

Borrowing Member Countries: Currency and interest rate swap transactions are executed between IBRD and its borrowers under master derivative agreements. As of June 30, 2016, the notional amounts and net fair value exposures under these agreements were $10.8 billion and $1.9 billion, respectively. Probable losses inherent in these exposures due to country credit risk are incorporated in the fair value of these instruments.

•

Affiliated Organizations: Derivative contracts are executed between IBRD and IDA, under an agreement allowing IBRD to intermediate derivative contracts on behalf of IDA. As of June 30, 2016, the notional amount under this agreement was $9.1 billion. As of June 30, 2016, IBRD had no exposure to IDA. Under its derivative agreement with IBRD, IDA is not required to post collateral as long as it maintains liquidity holdings at pre-determined levels that are a proxy for an AAA credit rating. As of June 30, 2016, IDA was not required to post any collateral with IBRD.

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2016	43

•

Non-Affiliated Organizations: IBRD has a master derivatives agreement with IFFIm, under which several transactions have been executed. As of June 30, 2016, the notional amounts and net fair value exposures under this agreement were $5.1 billion and $0.9 billion, respectively. IBRD has the right to call for collateral above an agreed specified threshold. As of June 30, 2016, IBRD had not exercised this right, but it reserves the right under the existing terms of the agreement. Rather than calling for collateral, IBRD and IFFIm have agreed to manage IBRD’s exposure by applying a risk management buffer to the gearing ratio limit. The gearing ratio limit represents the maximum amount of net financial obligations of IFFIm less cash and liquid assets, as a percent of the net present value of IFFIm’s financial assets.

Credit and Debit Valuation Adjustments

Most outstanding derivative positions are transacted over-the-counter and therefore valued using internally developed valuation models. For commercial and non-commercial counterparties where IBRD has a net exposure (net receivable position), IBRD calculates a Credit Value Adjustment (CVA) to reflect credit risk. (IBRD’s non-commercial counterparty exposure mainly arises from derivative-intermediation activities on behalf of IFFIm and IDA, as discussed earlier). For net derivative positions with commercial and non-commercial counterparties where IBRD is in a net payable position, IBRD calculates a Debit Valuation Adjustment (DVA) to reflect its own credit risk.

The CVA is calculated using the fair value of the derivative contracts, net of collateral received under credit support agreements, and the probability of counterparty default based on the Credit Default Swaps (CDS) spread and, where applicable, proxy CDS spreads. IBRD does not currently hedge this exposure. The DVA calculation is generally consistent with the CVA methodology and incorporates IBRD’s own credit spread as observed through the CDS market. As of June 30, 2016, IBRD recorded a CVA adjustment on its balance sheet of $41 million, and a DVA of $27 million.

Market Risk

IBRD is exposed to changes in interest and exchange rates, and uses various strategies to minimize its exposure to market risk.

Interest Rate Risk

Under its current interest rate risk management strategy, IBRD seeks to match the interest rate sensitivity of its assets (loan and investment trading portfolios) with those of its liabilities (borrowing portfolio) by using derivatives, such as interest rate swaps. These derivatives effectively convert IBRD’s financial assets and liabilities into variable-rate instruments. After considering the effects of these derivatives, virtually the entire loan and borrowing portfolios are carried at variable interest rates (Figures 23-24).

Figure 23: Effect of Derivatives on Interest Rate Structure of the Borrowing Portfolio - June 30, 2016

a.	Excludes discount notes.

Figure 24: Effect of Derivatives on Interest Rate Structure of the Loan Portfolio - June 30, 2016

*	Denotes percentage less than 0.5%.

44	IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2016

IBRD faces three main sources of interest rate risk: the sensitivity of the income earned to a low interest rate environment, fixed-spread loans refinancing risk, and interest rate risk on the liquid asset portfolio.

Low Interest Rate Environment

Income from IBRD’s equity:

Income from loans funded by IBRD’s equity is sensitive to changes in short-term interest rates, as IBRD’s loans, net of derivatives, predominantly earn variable interest linked to variable rate indices (e.g., LIBOR) as illustrated in Figure 24.

Approximately 23% of IBRD’s net loans and other exposures are funded by equity, as indicated by the equity-to-loans ratio of 22.7%. The interest revenue on the loans funded by equity, if left unmanaged, would be highly sensitive to fluctuations in short-term interest rates. To manage this exposure, IBRD uses the EMF, which allows the flexibility of managing the duration of IBRD’s equity within a range of zero to five years based on market and macroeconomic conditions. It also allows IBRD to realize some of the unrealized mark-to-market gains from the EMF positions.

FY16 was characterized by a persistent low interest rate environment for the major currencies. The EMF strategy was fully deployed for the U.S. dollar component in FY16, with equity invested in derivatives earning interest rates that are considerably higher than if equity remained invested in short-term interest rates. As measured by duration, the interest rate sensitivity of IBRD’s equity was 4.4 years as of June 30, 2016 (4.8 years as of June 30, 2015). As a result, IBRD’s interest revenue has been protected from the persistent low interest rate environment.

The interest revenue and realized gains from EMF in FY16 was $711 million, compared to $1,056 million in FY15, as discussed in Section III. The market value of the EMF position as of June 30, 2016 was $2.2 billion, compared with $0.7 billion as of June 30, 2015. The increase was primarily as a result of the unrealized mark-to-market gains of $1.5 billion due to the downward movement of U.S. dollar interest rates experienced during the year (See Section X).

Loans to borrowing countries:

Under IBRD’s loan agreements, interest is required to be paid by borrowers to IBRD, and not vice versa. As a result, in the event that an interest rate formula yields a negative rate, the interest rate is fixed at zero, thereby protecting IBRD’s revenue.

Liquid Asset Portfolio:

IBRD’s existing guidelines allow for the investment in a wide variety of credit spread products in both developed and emerging market economies (see investment eligibility criteria in Box 6). Low and negative fixed interest rates present a challenge for the investment of the liquid asset portfolio. However, even markets with negative rates can provide positive spread returns once the investment is swapped back into a U.S. dollar floating basis. In FY16, despite the low interest rate environment, IBRD was able to generate a positive return, net of funding cost on its liquid asset portfolio (See Table 1).

Fixed Spread Loan Refinancing Risk

Refinancing risk for funding fixed-spread loans relates to the potential impact of any future deterioration in the IBRD’s funding spread. IBRD does not match the maturity of its funding with that of its fixed spread loans as this would result in significantly higher financing costs for all loans. Instead, IBRD targets a shorter average funding maturity and manages the refinancing risk through two technical components of the fixed spread loans pricing, both of which can be changed at Management’s discretion (Table 11):

•	Projected funding cost: Management’s best estimate of average funding costs over the life of the loan.

•	Risk premium: A charge for the risk that actual funding costs are higher than projected.

Liquid Asset Portfolio Spread Exposure

The interest rate risk on IBRD’s liquid asset portfolio, including the risk that the value of assets in the portfolio will fluctuate in response to changes in market interest rates, is managed within specified duration-mismatch limits. The liquid asset portfolio has spread exposure because IBRD holds instruments other than the short-term bank deposits represented by the portfolios’ London Interbank Bid Rate (LIBID) benchmark. These investments generally yield positive returns over the benchmark, but can generate mark-to-market losses if their spreads relative to LIBOR widen.

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2016	45

Other Interest Rate Risks

Interest rate risk also arises from other variables, including differences in timing between the contractual maturities or re-pricing of IBRD’s assets, liabilities, and derivative instruments. On variable-rate assets and liabilities, IBRD is exposed to timing mismatches between the re-set dates on its variable-rate receivables and payables. To mitigate its exposure to these timing mismatches, IBRD has executed some overlay interest rate swaps.

Interest rate risk on non-cost pass-through products, which accounted for 30% of the loan portfolio as of June 30, 2016 (34% as of June 30, 2015), is managed by using interest rate swaps to closely align the rate sensitivity characteristics of the loan portfolio with those of their underlying funding, except for the component of the loan portfolio funded by equity and therefore subject to the EMF.

Exchange Rate Risk

IBRD holds its assets and liabilities mainly in U.S. dollars and euro. However, the reported levels of its assets, liabilities, income, and expenses in the financial statements are affected by exchange rate movements in all the currencies in which IBRD transacts, relative to its reporting currency, the U.S. dollar. These movements are shown as currency translation adjustments in other comprehensive income, in equity, given IBRD’s multifunctional currency paradigm (see Note A: Summary of Significant Accounting and Related Policies in the Notes to the Financial Statements). While IBRD’s equity could be affected by exchange rate movements, IBRD’s risk management policies work to minimize the exchange rate risk in its capital adequacy, by immunizing the equity-to-loans ratio against exchange rate movements.

To minimize exchange risk, IBRD matches its borrowing obligations in any one currency (after derivatives activities) with assets in the same currency (Figure 25). In addition, IBRD undertakes periodic currency conversions to align the currency composition of its equity to that of its outstanding loans across major currencies. Together, these polices are designed to minimize the impact of exchange rate fluctuations on the equity-to-loans ratio; thereby preserving IBRD’s ability to better absorb unexpected losses from arrears on loan repayments, regardless of exchange movements. As a result, the exchange rate movements during the year did not have an impact on the overall equity-to-loans ratio.

Figure 25: Currency Composition of Loan and Borrowing Portfolios

*	Denotes percentage less than 0.5%.

Liquidity Risk

Liquidity risk arises in the general funding of IBRD’s activities and in managing its financial position. It includes the risk of IBRD being unable to fund its portfolio of assets at appropriate maturities and rates, and the risk of being unable to liquidate a position in a timely manner at a reasonable price.

Under IBRD’s liquidity management guidelines, aggregate liquid asset holdings are kept at or above a specified prudential minimum to safeguard against cash flow interruptions. This minimum is equal to the highest consecutive six months of projected debt service obligations, plus one-half of projected net loan disbursements on approved loans (if positive) for the relevant fiscal year. The FY17 prudential minimum liquidity level remains unchanged from FY16, at $27.5 billion.

46	IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2016

Historically, IBRD has operated at liquidity levels ranging between 100% and 150% of the prudential minimum. In FY15, the range was raised to about 140% to 175%, reflecting Management’s desire to hold sufficient liquidity to cover 12 months of projected debt service obligations and net loan disbursements. From time to time, however, IBRD may hold liquid assets over the top end of this range to give it flexibility in timing its borrowing transactions and to meet working capital needs. As of June 30, 2016, the liquid asset portfolio was 184% of the prudential minimum liquidity level in effect for FY16. The increased level of liquidity reflects higher projected debt service and loan disbursements for the coming fiscal year.

Operational Risk

Operational risk is defined as the risk of loss resulting from inadequate or failed internal processes, people and systems, or from external events. Management also considers adverse reputational impact an operational risk which can be more significant for IBRD than any potential financial loss. IBRD’s operational risk management framework is built on the “three lines of defense” principle, where: i) business units are responsible for directly managing operational risks in their respective functional areas, (ii) a dedicated central operational risk function provides business units with direction and oversight over operational risk activities, and (iii) oversight is provided by the ORC and independent control functions.

IBRD recognizes the importance of operational risk management activities, which are embedded in its financial operations. IBRD’s approach to managing operational risk includes assessing and prioritizing operational risks, monitoring and reporting relevant key risk indicators, aggregating and analyzing internal and external events, and identifying emerging risks that may affect business units. The operational risk in IBRD’s lending operations is managed by the Operations Policy and Country Services. This covers risk of non-compliance with IBRD’s policies, safeguards as well as risk of mis-procurement on behalf of clients, and fraud and corruption in its financed projects.

IBRD’s operational risk management framework is based upon a structured and uniform approach to identify, assess and monitor key operational risks across business units. A number of tools are used as part of this framework including risk assessments, key risk indicators, database of external events and scenario analysis. The framework also facilitates aggregation of operational risks across IBRD finance and corporate units and promotes communication of those risks to the ORC and the Audit Committee.

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2016	47

SECTION X: FAIR VALUE ANALYSIS

An important element in achieving IBRD’s financial goals is its ability to minimize the cost of borrowing from capital markets for lending to member countries by using financial instruments, including derivatives. The fair value of these financial instruments is affected by changes in the market environment such as interest rates, exchange rates and credit risk. Fair value is used mainly to assess the performance of the investment trading portfolio, to monitor the results of the EMF, and to manage certain market risks, including interest rate and commercial credit risk for derivative counterparties.

Fair value adjustments are recorded on IBRD’s fair value income statement, and reflect the sensitivity of each portfolio to the effect of interest rates and credit movements (Table 26).

Table 26: Summary of Fair Value Adjustments on Non-Trading Portfolios a

In millions of U.S. dollars

For the fiscal year ended June 30,	2016	2015
Borrowing portfolio	$503	$23
Loan portfolio	2,843	2,862
EMF	1,457	91

Total	$4,803	$2,976

a.	See Table 30 for reconciliation to the fair value comprehensive basis net income.

Borrowing Portfolio: For FY16, IBRD experienced $503 million of unrealized mark-to-market gains, which was mainly comprised of $1.4 billion unrealized mark-to-market gains due to the widening of IBRD’s credit spreads, partially offset by $0.8 billion of mark-to-market losses due to the decline in interest rates. IBRD’s credit spread is defined as its funding cost relative to LIBOR.

Loan Portfolio: For FY16, IBRD experienced a $2.8 billion increase in the fair value of its loans. This was mainly driven by the increase in the value of the interest rate floor on IBRD’s loans, due to the increasingly negative interest rate environment. In addition, the upward revision of IBRD’s recovery levels arising from IBRD’s annual review, also had an impact.

Table 27: Effect of Interest Rates and Credit on IBRD’s Fair Value Income

In millions of U.S. dollars

As of June 30, 2016	Interest rate Effect on Fair Value Income Sensitivity a c	Credit Effect on Fair Value Income Sensitivity b c
Borrowing portfolio	$4	$61
Loan portfolio	(11)	(34)
EMF	(18)	*
Investment portfolio	(1)	(4)

Total (loss)/gains	$(26)	$23

a.	After the effects of derivatives.
b.	Excludes CVA/DVA adjustment on derivatives.
c.	Amount represents dollar change in fair value corresponding to a one basis-point parallel upward shift in interest rates.
*	Sensitivity is deminimus.

Effect of Interest Rates

On a fair value basis, if interest rates increase by one basis point, IBRD would experience an unrealized mark-to-market loss of approximately $26 million as of June 30, 2016 (Table 26).

•

Investment Trading Portfolio: After the effects of derivatives, the duration of the investment trading portfolio is less than three months. As a result, the portfolio has a low sensitivity to changes in interest rates, resulting in small fair value adjustments to income.

48	IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2016

•

Loan and Borrowing Portfolios: In line with IBRD’s financial risk management strategies, the sensitivity of IBRD’s loan and borrowing portfolios to changes in interest rates is relatively small (Figure 26). As noted earlier, IBRD intends to maintain its positions for these portfolios and thus manages these instruments on a cash flow basis. The resulting net unrealized mark-to-market gains and losses on these portfolios, associated with the small sensitivity to interest rates, are therefore not expected to be realized.

•

EMF: A one basis point decrease in interest rates would result in unrealized mark-to-market gains of $18 million on the EMF. For FY16, the $1.5 billion of unrealized mark-to-market gains on the EMF position, were primarily due to the decrease in U.S. interest rates.

Figure 26 below provides a further breakdown of how the use of derivatives affects the overall sensitivity of the borrowing, loan, EMF and investment portfolios. For example, for the borrowing portfolio, for FY16 a one basis point increase in interest rates would result in net unrealized mark-to-market gains of $61 million on the bonds. These would be significantly offset by the $57 million of net unrealized mark-to-market losses on the related swaps, resulting in net unrealized mark-to-market gains of $4 million for the portfolio.

Figure 26: Sensitivity to Interest Rates

Dollar change in fair value corresponding to a one-basis-point upward parallel shift in interest rates.

In millions of U.S. dollars

Effect of Credit

•

Investments. IBRD purchases investment-grade securities for its liquid asset portfolio. Credit risk is controlled through appropriate eligibility criteria (Box 6). The overall risk of the investment portfolio is also constrained by a consultative loss limit. In line with these risk management strategies, the potential effect of default risk on IBRD’s investment portfolio is therefore small. The effect of credit changes on the market value of the investment portfolio is also relatively limited; a one-basis-point change in the credit spreads of the investment assets would have an estimated impact of about $4 million on the market value of the portfolio.

•

Borrowings. IBRD does not hedge its own credit. The dollar value change corresponding to a one-basis-point upward parallel shift in interest rates on IBRD’s own credit relative to LIBOR is about $61 million of unrealized mark-to-market gains. IBRD’s income is positively correlated to its credit spreads (Figure 27). The tightening of IBRD’s own credit spreads has a negative effect on IBRD’s income statement. For FY16, the widening of IBRD’s credit spread resulted in unrealized mark-to-market gains of $1.4 billion compared to unrealized mark-to-market losses of $78 million in FY15 due to the tightening of its credit spreads.

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2016	49

Figure 27: Impact of IBRD’s Credit Spreads on Income

•

Loans. IBRD’s fair value model represents a hypothetical exit price of the loan portfolio. It incorporates CDS spreads as an indicator of the credit risk for each borrower, after adjusting recovery levels to incorporate IBRD’s institutional experience and assumptions. These assumptions are reviewed annually. For FY16, the effect of changes due to credit was marginal. The dollar value change corresponding to a one-basis-point parallel rise in CDS rates on the loan portfolio is about $34 million of unrealized mark-to-market losses. IBRD does not hedge its sovereign credit exposure but Management assesses its credit risk through a proprietary loan-loss provisioning model. Loan-loss provision represents the probable losses inherent in its accrual and nonaccrual portfolios. As discussed earlier, IBRD’s country credit risk is managed by using individual country exposure limits and by monitoring its credit-risk-bearing capacity.

•

Derivatives. IBRD uses derivatives to manage exposures to currency and interest rate risks in its investment, loan, and borrowing portfolios, and EMF. It is therefore exposed to commercial counterparty credit risk on these instruments. This risk is managed through:

•	Stringent selection of commercial derivative counterparties,

•	Daily marking-to-market of derivative positions, and

•	Use of collateral and collateral thresholds for all commercial counterparties.

The fair value of IBRD’s commercial counterparty credit risk is reflected in the CVA and IBRD’s own credit is reflected in the DVA. The net effect of the CVA and DVA adjustments to IBRD’s balance sheet was positive $14 million on June 30, 2016, as discussed in Section IX.

Changes in Accumulated Other Comprehensive Income

In addition to fair value adjustments on the loan, borrowing, and asset/liability management portfolios, IBRD’s fair value adjustment on the income statement also reflects changes in Accumulated Other Comprehensive Income (AOCI):

•

Currency Translation Adjustments mainly represent the translation adjustment on the loan and borrowing portfolios. The net negative currency translation adjustment in FY16 is mainly due to the less than 1% depreciation of the euro against the U.S. dollar in FY16, compared to the 18% depreciation of the euro during same period last year (Table 28).

•

Unrecognized Pension Adjustments largely represent the unrecognized net actuarial gains and losses on benefit plans. Actuarial gains and losses occur when actual results differ from expected results in determining the funded status of the pension plans. Since the pension plans are long term, changes in asset returns and discount rates cause volatility in fair value income. There was an increase in the underfunded status of the pension plans from $1.3 billion in June 30, 2015 to $4.3 billion, net of PEBP assets, reflecting the decline in interest rates used to discount the pension liabilities and to a lesser extent the lower asset returns compared with the long-term projection. Given its long term planning horizon for pension plans, Management is focused mainly on ensuring that contributions to pension plans appropriately reflect long-term assumptions about asset returns and discount rates. See Section XII for further discussion on the pension plans.

50	IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2016

Table 28: Summary of Changes to AOCI (Fair Value Basis)

In millions U.S. dollars

For the fiscal year ended June 30,	2016	2015	Variance
Unrecognized net actuarial (losses) gains on benefit plans, net	$(2,778)	$840	$(3,618)
Unrecognized net prior service (cost) credit on benefit plans, net	(1)	23	(24)
Derivatives and hedging transition adjustment [a]	(4)	(1)	(3)
Currency translation adjustments	(147)	(1,032)	885
Of which:
Loan portfolio	(68)	(6,244)	6,176
Borrowing portfolio	(7)	5,045	(5,052)
Net other assets and liabilities	(72)	167	(239)

Total	$(2,930)	$(170)	$(2,760)

a.	Amount represents amortization of transition adjustment relating to the adoption of Financial Accounting Standards Board’s (FASB’s) guidance on derivatives and hedging on July 1, 2000.

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2016	51

Fair Value Results

As non-financial assets and liabilities are not reflected at fair value, IBRD’s equity is not intended to reflect fair value. Under the fair value basis, in addition to the instruments in the investment and borrowing portfolios, and all other derivatives, loans are reported at fair value and all changes in AOCI are also included in fair value net income. Tables 29-31 provide a reconciliation from the reported basis to the fair value basis for both the balance sheet and income statement; Table 31 provides a reconciliation of all fair value adjustments.

Table 29: Condensed Balance Sheet on a Fair Value Basis

In millions U.S. dollars

	As of June 30, 2016				As of June 30, 2015
	Reported Basis	Adjustments		Fair Value Basis	Reported Basis	Adjustments		Fair Value Basis
Due from banks	$1,284	$—		$1,284	$388	$—		$388
Investments	53,522	—		53,522	49,951	—		49,951
Net loans outstanding	167,643	4,934		172,577	155,040	870		155,910
Receivable from derivatives	144,488	—		144,488	134,325	—		134,325
Other assets	4,323	—		4,323	3,521	—		3,521

Total assets	$371,260	$4,934		$376,194	$343,225	$870		$344,095

Borrowings	$181,723	$13	[a]	$181,736	$160,980	$8	[a]	$160,988
Payable for derivatives	141,741	—		141,741	132,324	—		132,324
Other liabilities	10,733	—		10,733	11,284	—		11,284

Total liabilities	334,197	13		334,210	304,588	8		304,596
Paid-in capital stock	15,805	—		15,805	15,192	—		15,192
Retained earnings and other equity	21,258	4,921		26,179	23,445	862		24,307

Total equity	37,063	4,921		41,984	38,637	862		39,499

Total liabilities and equity	$371,260	$4,934		$376,194	$343,225	$870		$344,095

a.	Amount represents amortization of transition adjustment relating to the adoption of FASB’s guidance on derivatives and hedging on July 1, 2000.

Table 30: Reconciliation from Net Income to Income on a Fair Value Comprehensive Basis

In millions U.S. dollars

For the fiscal year ended June 30,	2016	2015	Variance
Net income (loss) from Table 1	$495	$(786)	$1,281
Fair value adjustment on loans [a]	4,077	2,904	1,173
Changes to AOCI	(2,930)	(170)	(2,760)

Net (loss) Income on fair value comprehensive basis	$1,642	$1,948	$306

a.	Amount has been adjusted to exclude the provision for losses on loans and other exposures: $15 million charge – June 30, 2016, and $10 million release on June 30, 2015.

52	IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2016

Table 31: Fair Value Adjustments, net

In millions of U.S. dollars

	For the fiscal year ended June 30, 2016
	Unrealized gains (losses) excluding realized amounts [a]	Realized gains	Fair Value Adjustment from Table 30	Other Adjustments	Total from Table 27
Borrowing portfolio [c]	$479	$28	$—	$(4)[b]	$503
Loan portfolio [c]	(1,234)	—	4,077	—	2,843
EMF [d]	1,418	39	—	—	1,457
Asset-liability management portfolio [d]	(4)	—	—	4	—
Client operations portfolio	(28)	—	—	28	—

Total	$631	$67	$4,077	$28	$4,803

	For the fiscal year ended June 30, 2015
	Unrealized gains (losses) excluding realized amounts [a]	Realized gains	Fair Value Adjustment from Table 30	Other Adjustments	Total from Table 27
Borrowing portfolio [c]	$14	$10	$—	$(1)[b]	$23
Loan portfolio [c]	(41)	(1)	2,904	—	2,862
EMF [d]	(659)	750	—	—	91
Asset-liability management portfolio [d]	( *)	—	—	*	—
Client operations portfolio	(16)	—	—	16	—

Total	$(702)	$759	$2,904	$15	$2,976

a.	Adjusted to exclude amounts reclassified to realized gains (losses).
b.	Amount represents amortization of transition adjustment relating to the adoption of FASB’s guidance on derivatives and hedging on July 1, 2000, included in AOCI.
c.	Includes related derivatives.
d.	Included in other derivatives on the Balance Sheet.
*	Indicates amount less than $0.5 million.

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2016	53

SECTION XI: CONTRACTUAL OBLIGATIONS

In conducting its business, IBRD enters into various contractual obligations that may require future payments. These include borrowings, operating leases, contractual purchases and capital expenditures, and other long-term liabilities. Table 32 shows IBRD’s contractual obligations for the next five years and thereafter; it excludes the following obligations reflected on IBRD’s balance sheet: undisbursed loans, payable for currency and interest rate swaps, payable for investment securities purchased, guarantees, and cash received under agency arrangements.

Table 32: Contractual Obligations

In millions of U.S. dollars

	As of June 30, 2016
	Due in 1 year or Less	Due after 1 Year through 3 Years	Due after 3 Years through 5 Years	Due After 5 years	Total
Borrowings (at fair value)	$34,604	$57,788	$48,173	$41,158	$181,723
Operating leases	69	117	85	167	438
Contractual purchases and capital expenditures	39	30	—	—	69
Other long-term liabilities	509	116	87	182	894

Total	$35,221	$58,051	$48,345	$41,507	$183,124

•	Borrowings: IBRD issues debt in the form of securities to retail and institutional investors.

•

Operating Leases: IBRD leases real estate and equipment under lease agreements for varying periods. Operating lease expenditures represents future cash payments for real-estate-related obligations and equipment, based on contractual amounts.

•

Contractual Purchases and Capital Expenditures: IBRD is a party to various obligations to purchase products and services mainly for its capital expenditure and utilities. These commitments are designed to ensure sources of supply, are not expected to be in excess of normal requirements, and are in line with IBRD’s budget.

•

Other Long Term Liabilities: IBRD provides a number of benefits to its employees. As some of these benefits are of a long term nature, IBRD records the associated liability on its balance sheet. The obligations payable represent expected benefit payments including contributions to the pension plans, these include future service and pay accruals for current staff but exclude future hires.

Operating leases, contractual purchases and capital expenditures, and other long-term obligations, include obligations shared with IDA, IFC, and MIGA under cost-sharing and service arrangements. These arrangements reflect the WBG strategy of maximizing synergies, to best leverage resources for development (See Notes to Financial Statements: Note-H for Transactions with Affiliated Organizations).

54	IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2016

SECTION XII: PENSION AND OTHER POST-RETIREMENT BENEFITS

Governance

IBRD participates, along with IFC and MIGA, in pension and post-retirement benefit plans. The Staff Retirement Plan and Trust (SRP), Retired Staff Benefits Plan and Trust (RSBP), and PEBP (collectively called the “Plans”) are defined benefit plans and cover substantially all of their employees, retirees and beneficiaries. All costs, assets, and liabilities associated with the Plans are allocated among IBRD, IFC, and MIGA, based on their employees’ respective participation in the Plans. Costs allocated to IBRD are subsequently shared with IDA, based on an agreed cost-sharing ratio. (See Notes to Financial Statements: Note J -Pension and Other Post-Retirement Benefits).

The benefits of the Plans at retirement are determined pursuant to the Plan Documents adopted by the Board (Plan Document). The World Bank has a contractual obligation to make benefit payments to the Plans’ beneficiaries. The governance mechanism of the Plans, including the funding and investment policies described here, are designed to support this objective.

There are two committees that govern the Plans. From a governance stand point, both committees are independent from IBRD and the Board.

•	The Pension Finance Committee (PFC), which is responsible for the financial management of the Plans and is supported by the Pension Finance Administrator.

•	The Pension Benefits Administration Committee (PBAC), which is responsible for the administration of the benefits of the Plans.

The SRP and RSBP assets are held in separate irrevocable trusts and the PEBP assets are included in IBRD’s investment portfolio. IBRD acts as trustee for the Plans and the assets are used for the exclusive benefit of the participants and their beneficiaries. The objective of the Plans is to accumulate sufficient assets to meet future pension benefit obligations. As of June 30, 2016, IBRD and IDA’s share of the assets amounted to $18.2 billion (See Table 33). This represents the accumulated contributions paid into the plans net of benefit payments, together with the accumulated value of investment earnings, net of related expenses.

Funding and Investment Policies

The key policies underpinning the financial management of the Plans, including the determination of WBG contributions and the investment of Plan assets, are the funding and investment policies. The objective of these policies is to ensure that the Plans have sufficient assets to meet benefit payments over the long term. The funding policy, as approved by the PFC, establishes the rules that determine the WBG’s contributions. The policy seeks to fund the Plans in a consistent and timely manner, while at the same time avoiding excessive volatility in WBG contributions. The funding policy determines how much the WBG must contribute annually to sustain and ensure the accumulation of sufficient assets over time to meet the expected benefit payments. Under the Plan Document, the PFC determines the WBG contribution amount on the basis of actuarial valuations. IBRD is required to make the contribution determined by the PFC. In FY16, the WBG’s contribution rate to the Plans was 29.9% of net salaries.

The Projected Benefit Obligation (PBO) is derived from AA-rated corporate bonds, as required by U.S. GAAP. The selection of this rate as the basis for the discount rate is to establish a liability equivalent to an amount that if invested in high-quality fixed income securities would match the benefit payment stream. While this measure is based on an objective, observable market rate, it does not necessarily reflect the realized or expected returns of the plan which depend on how the plans are managed and invested. The PBO for funding purposes is discounted using a 3.5% real discount rate since the funding strategy for the plans is based on a target of 3.5% real return on investments. This rate constitutes the long-term objective for the Plan’s assets, referred to as the Long-Term Real Return Objective (LTRRO), which Management has followed since FY99. If the return on the pension assets is 3.5% in real terms and contributions are made at the actuarially required rates (that reflect the long- term cost of the plan benefit), the plan benefits will be funded over time.

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2016	55

The assets of the Plans are diversified across a variety of asset classes, with the objective of achieving returns consistent with the LTRRO over the long term without taking undue risks. The returns on investments for the plans have met or exceeded the LTRRO on a consistent basis in the long term as well as in recent years. The PFC periodically reviews the realism and appropriateness for the LTRRO. See Notes to Financial Statements: Note J -Pension and Other Post-Retirement Benefits for asset allocation, expected return on plan assets and assumptions used to determine the PBO.

Projected Benefit Obligation

Given that pension plan liabilities can be defined and measured in a number of different ways, it is possible to have different funded status measures for the same plans. The most widely used and publicly disclosed measure of pension plan liabilities is the PBO measure under GAAP. It reflects the present value of all retirement benefits earned by participants (adjusted for assumed inflation) as of a given date, including projected salary increases to retirement. Therefore, the PBO measure is an appropriate metric for assessing the ability of the Plans to cover expected benefits as of a certain date. The underlying actuarial assumptions used to determine the PBO, accumulated benefit obligations, and funded status associated with the Plans are based on financial market interest rates, past experience, and Management’s best estimate of future benefit changes, economic conditions and earnings from plan assets.

The discount rate used to convert future obligations into today’s dollars is derived from high-grade, AA-rated corporate bond yields as required by U.S. GAAP. The increase in the underfunded status of the pension plans from $1.3 billion in June 30, 2015 to $4.3 billion, net of PEBP assets, primarily reflects the increase in the PBO resulting from the decrease in the AA interest rates (See figure 28). For FY16, the weighted average implied real AA interest rates, which are used to discount the benefit cash flows, declined by approximately 0.80%, to 1.5% as of June 30, 2016. As the Plans are managed with a long-term horizon, results over shorter time periods may be impacted positively or negatively by market fluctuations.	Figure 28: Implied Real AA Interest Rates

Table 33: Funded Status of the Plans

In millions U.S. dollars

	As of June 30, 2016
	SRP	RSBP	PEBP	Total
PBO	$(18,036)	$(3,009)	$(1,474)	$(22,519)
Plan assets	15,235	2,297	717	18,249

Net position	$(2,801)	$(712)	$(757)	$(4,270)

IBRD’s portion				$(2,211)

	As of June 30, 2015
	SRP	RSBP	PEBP	Total
PBO	$(15,869)	$(2,535)	$(1,140)	$(19,544)
Plan assets	15,236	2,236	688	18,160

Net position	$(633)	$(299)	$(452)	$(1,384)

IBRD’s portion				$(680)

56	IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2016

SECTION XIII: CRITICAL ACCOUNTING POLICIES AND THE USE OF ESTIMATES

IBRD’s significant accounting policies, as well as estimates made by Management, are integral to its financial reporting. While all of these policies require a certain level of judgment and estimates, significant policies require Management to make highly difficult, complex, and subjective judgments as these relate to matters inherently uncertain and susceptible to change. Note A to the financial statements contains a summary of IBRD’s significant accounting policies including a discussion of recently issued accounting pronouncements.

Provision for Losses on Loans and Other Exposures

IBRD’s accumulated provision for losses on loans and other exposures reflects probable losses inherent in its accrual and nonaccrual portfolios. Determining the appropriate level of provision for each portfolio requires several steps:

•

The loan portfolio is separated into the accrual and nonaccrual portfolios. In both portfolios, the loans and other exposures for each country are then assigned a credit-risk rating. Loans in the accrual portfolio are grouped according to the assigned risk rating, while loans in the non-accrual portfolio are generally individually assigned the highest risk rating.

•	Each risk rating is mapped to an expected default frequency using IBRD’s credit migration matrix.

•

The required provision is calculated by multiplying the outstanding exposure by the expected default frequency (the probability of default to IBRD) and by the estimated severity of the loss in the event of default. For loans carried at fair value, the credit risk assessment is a determinant of fair value.

The determination of a borrower’s risk rating is based on such variables as: political risk, external debt and liquidity, fiscal policy and the public debt burden, balance of payments risks, economic structure and growth prospects, monetary and exchange rate policy, and financial sector risks and corporate sector debt and other vulnerabilities.

IBRD periodically reviews such variables and reassesses the adequacy of the accumulated provision accordingly. Actual losses may differ from expected losses owing to unforeseen changes in any of the variables affecting the creditworthiness of borrowers.

The Credit Risk Committee monitors aspects of country credit risk, in particular, reviewing the provision for losses on loans and guarantees taking into account, among other factors, any changes in exposure, risk ratings of borrowing member countries, or movements between the accrual and non-accrual portfolios.

The accumulated provision for loan losses is reported separately in the balance sheet as a deduction from IBRD’s total loans outstanding. The accumulated provision for losses on other exposures is included in accounts payable and miscellaneous liabilities. Increases or decreases in the accumulated provision for losses on loans and other exposures are reported in the Statement of Income as a provision for losses on loans and other exposures (see Notes to Financial Statements: Note A-Summary of Significant Accounting and Related Policies and Note D-Loans and Other Exposures).

Fair Value of Financial Instruments

All fair value adjustments are recognized through the income statement. The fair values of financial instruments are based on a three-level hierarchy.

For financial instruments classified as Level 1 or 2, less judgment is applied in arriving at fair value measures as the inputs are based on observable market data. For financial instruments classified as Level 3, unobservable inputs are used. These require Management to make important assumptions and judgments in determining fair value measures. Investments measured at net asset value per share (or its equivalent) are not classified in the fair value hierarchy.

Most of IBRD’s financial instruments which recorded at fair value are classified as Levels 1 and 2. Table 34 presents the summary of the fair value of financial instruments recorded at fair value on a recurring basis, and the amounts measured using significant Level 3 inputs. IBRD’s level 3 instruments are mainly structured bonds and related swaps held in the borrowing portfolio; they use market observable inputs and such unobservable inputs as correlations and interest rate volatilities.

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2016	57

Table 34: Fair Value Level 3 Summary

In millions U.S. dollars

For the fiscal year ended June 30,	2016		2015
	Level 3	Total Amount at Fair Value [a]	Level 3	Total Amount at Fair Value [a]
Total Assets recorded at fair value	$1,625	$198,010	$1,546	$184,276
As a percentage of total assets at fair value	0.82%		0.84%
Total Liabilities recorded at fair value	$4,348	$324,027	$3,920	$295,785
As a percentage of total liabilities at fair value	1.34%		1.33%

a.	Total financial instruments recorded at fair value on a recurring basis on the face of the balance sheet.

IBRD reviews the methodology, inputs, and assumptions on a quarterly basis to assess the appropriateness of the fair value hierarchy classification of each financial instrument.

Some financial instruments are valued using pricing models. The Valuation Group, which is independent of treasury and risk management functions, reviews all financial instrument models affecting financial reporting through fair value and assesses model appropriateness and consistency. The review looks at whether the model accurately reflects the characteristics of the transaction and its risks, the suitability and convergence properties of numerical algorithms, the reliability of data sources, the consistency of the treatment with models for similar products, and sensitivity to input parameters and assumptions that cannot be priced from the market.

Reviews are conducted of new and/or changed models, as well as previously validated models, to assess whether any changes in the product or market may have affected the model’s continued validity and whether any theoretical or competitive developments may require reassessment of the model’s adequacy.

The financial models used for input to IBRD’s financial statements are subject to both internal and periodic external verification and review by qualified personnel.

In cases where Management relies on instrument valuations supplied by external pricing vendors, procedures are in place to validate the appropriateness of the models used, as well as the inputs applied in determining those values.

Pension and Other Post-Retirement Benefits

The underlying actuarial assumptions used to determine the PBO, accumulated benefit obligations, and funded status associated with IBRD pension and other post-retirement benefit plans are based on financial market interest rates, past experience, and Management’s best estimate of future benefit changes and economic conditions (see Notes to Financial Statements: Note J -Pension and Other Post-Retirement Benefits).

58	IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2016

SECTION XIV: GOVERNANCE AND CONTROL

General Governance

IBRD’s decision-making structure consists of the Board of Governors, Executive Directors, and the President, Management and staff. The Board of Governors is the highest decision-making authority. Governors are appointed by their member governments for a five-year term, which is renewable. The Board of Governors may delegate authority to the Executive Directors to exercise any of its powers, except for certain powers enumerated in IBRD’s Articles.

Board Membership

In accordance with IBRD’s Articles, Executive Directors are appointed or elected every two years by their member governments. The Board currently has 25 Executive Directors, who represent all 189 member countries. Executive Directors are neither officers nor staff of IBRD. The President is the only member of the Board from management, and he serves as a non-voting member and as Chairman of the Board.

The Board has established several committees. These include:

•	Audit Committee

•	Budget Committee

•	Committee on Development Effectiveness

•	Committee on Governance and Executive Directors’ Administrative Matters

•	Human Resources Committee

The Board and its committees are in continuous session at the main IBRD offices in Washington DC, as business requires. Each committee’s terms of reference establishes its respective roles and responsibilities. As committees do not vote on issues, their role is primarily to serve the Board in discharging its responsibilities.

The Board is required to consider proposals made by the President on IBRD’s loans and guarantees and on other policies that affect its general operations. The Board is also responsible for presenting to the Board of Governors, at the Annual Meetings, audited accounts, an administrative budget, and an annual report on operations and policies and other matters.

Audit Committee

Membership

The Audit Committee consists of eight Executive Directors. Membership in the Committee is determined by the Board, based on nominations by the Chairman of the Board, following informal consultation with Executive Directors.

Key Responsibilities

The Audit Committee is appointed by the Board for the primary purpose of assisting the Board in overseeing IBRD’s finances, accounting, risk management, internal controls and institutional integrity. Specific responsibilities include:

•	Oversight of the integrity of IBRD’s financial statements.

•	Appointment, qualifications, independence and performance of the External Auditor.

•	Performance of the Internal Audit Department.

•

Adequacy and effectiveness of financial and accounting policies and internal controls’ and the mechanisms to deter, prevent and penalize fraud and corruption in IBRD operations and corporate procurement.

•	Effective management of financial, fiduciary and compliance in IBRD.

•	Oversight of the institutional arrangements and processes for risk management across IBRD.

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2016	59

In carrying out its role, the Audit Committee discusses financial issues and policies that affect IBRD’s financial position and capital adequacy with Management, external auditors, and internal auditors. It recommends the annual audited financial statements for approval to the Board. The Audit Committee monitors and reviews developments in corporate governance and its own role on an ongoing basis.

Executive Sessions

Under the Audit Committee’s terms of reference, it may convene in executive session at any time, without Management’s presence. The Audit Committee meets separately in executive session with the external and internal auditors.

Access to Resources and to Management

Throughout the year, the Audit Committee receives a large volume of information to enable it to carry out its duties, and meets both formally and informally throughout the year to discuss relevant matters. It has complete access to Management, and reviews and discusses with Management topics considered in its terms of reference.

The Audit Committee has the authority to seek advice and assistance from outside legal, accounting, or other advisors as it deems necessary.

Business Conduct

The WBG promotes a positive work environment in which staff members understand their ethical obligations to the institution. In support of this commitment, the institution has in place a Code of Conduct. The WBG has both an Ethics HelpLine and a Fraud and Corruption hotline. A third-party service offers many methods of worldwide communication. Reporting channels include telephone, mail, email, or confidential submission through a website.

IBRD has in place procedures for receiving, retaining, and handling recommendations and concerns relating to business conduct identified during the accounting, internal control, and auditing processes.

WBG staff rules clarify and codify the staff’s obligations in reporting suspected fraud, corruption, or other misconduct that may threaten the operations or governance of the WBG. These rules also offer protection from retaliation.

Auditor Independence

The appointment of the external auditor for IBRD is governed by a set of Board-approved principles. These include:

•	Prohibiting the external auditor from providing any non-audit-related services;

•	Requiring all audit-related services to be pre-approved on a case-by-case basis by the Board, upon recommendation of the Audit Committee; and

•

Mandatory rebidding of the external audit contract every five years, with a limit of two consecutive terms and mandatory rotation thereafter, provided however that the Audit Committee may exceptionally recommend that the incumbent audit firm should be allowed to participate in the re-bidding.

The external auditor is appointed to a five-year term and is subject to annual reappointment based on the recommendation of the Audit Committee and approval of a resolution by the Board. In FY14, KPMG LLP began a second five-year term as IBRD’s external auditor.

Communication between the external auditor and the Audit Committee is ongoing and carried out as often as deemed necessary by either party. The Audit Committee meets periodically with the external auditor and individual committee members have independent access to the external auditor. IBRD’s external auditors also follow the communication requirements, with the Audit Committees set out under generally accepted auditing standards in the United States and in the International Standards on Auditing.

Internal Control

Internal Control Over External Financial Reporting

Each fiscal year, Management evaluates the internal controls over external financial reporting to determine whether any changes made in these controls during the fiscal year materially affect, or would be reasonably likely to materially affect, IBRD’s internal control over external financial reporting. The internal control framework promulgated by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), “Internal

60	IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2016

Control - Integrated Framework (2013)” provides guidance for designing, implementing and conducting internal control and assessing its effectiveness. Since FY15, IBRD has been using the 2013 COSO framework to assess the effectiveness of the internal control over external financial reporting. As of June 30, 2016, these controls were determined to be effective. See “Management’s report regarding effectiveness of Internal Control over External Financial Reporting” on page 66.

Concurrently, IBRD’s external auditor provides a report on whether Management’s assertion regarding the effectiveness of internal control over external financial reporting is fairly stated in all material respects. See Independent Auditors Report on Management’s Assertion Regarding Effectiveness of Internal Control over External Financial Reporting” on page 66.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to ensure that information required to be disclosed is gathered and communicated to Management as appropriate, to allow timely decisions regarding required disclosure by IBRD. Management conducted an evaluation of the effectiveness of such controls and procedures and the President and the MDCFO have concluded that these controls and procedures were effective as of June 30, 2016.

Senior Management Changes

On February 1, 2016, Joaquim Levy succeeded Bertrand Badré as Managing Director and World Bank Group Chief Financial Officer (MDCFO).

On February 29, 2016, Shaolin Yang became Managing Director and World Bank Group Chief Administrative Officer following the creation of this position in December 2015 (MDCAO).

On July 27, 2016, Sri Mulyani Indrawati resigned as Managing Director and Chief Operating Officer (MDCOO). In the interim Kyle Peters will be the acting MDCOO.

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2016	61

APPENDIX

Glossary of Terms

Articles:    IBRD’s Articles of Agreement

Board:    The Board of Executive Directors

Capital Adequacy:    A measure of IBRD’s ability to withstand unexpected shocks and is based on the amount of IBRD’s usable equity expressed as a percentage of its loans and other related exposures.

Credit Default Swaps (CDS):    A derivative contract that provides protection against deteriorating credit quality and allows one party to receive payment in the event of a default or specified credit event by a third party.

Credit Valuation Adjustment (CVA):    The CVA represents the counterparty credit risk exposure and is reflected in the fair value of derivative instruments.

Debit valuation adjustment (DVA):    The DVA represents the market value of IBRD’s own credit risk for uncollateralized derivative instruments and is reflected in the fair value of derivative instruments.

Duration:    Provides an indication of the interest rate sensitivity of a fixed income security to changes in its underlying yield.

Equity-to-Loans Ratio:    The Board monitors IBRD’s capital adequacy within a Strategic Capital Adequacy Framework, using the equity-to-loans ratio as a key indicator of IBRD’s capital adequacy. For details on the ratio, see Table 24.

Equity Savings:    Interest cost saved by deploying equity instead of debt to fund loans.

Interest Margin:    The spread between loan returns and associated debt cost.

IDA 17:    The adequacy of IDA resources are periodically reviewed every three years. IDA is currently in its Seventeenth Replenishment of resources (IDA17), which is effective from July 1, 2014 until June 30, 2017.

Maintenance of Value (MOV):    Under IBRD’s Articles, members are required to maintain the value of their subscriptions of national currency paid-in, which is subject to certain restrictions. MOV is determined by measuring the foreign exchange value of a member’s national currency against the standard of value of IBRD’s capital based on the 1974 SDR.

Net Loan Disbursements:    Loan disbursements net of repayments and prepayments.

Prudential Minimum:    The minimum amount of liquidity that IBRD is required to hold. The amount is equal to the highest consecutive six months of projected debt service obligations plus one-half of projected net disbursements on approved loans (if positive) for the relevant fiscal year. The prudential minimum is set during the fourth quarter of a fiscal year for the next fiscal year.

Strategic Capital Adequacy Framework:    Evaluates IBRD’s capital adequacy as measured by stress tests and an appropriate minimum level for the long term equity-to-loans ratio. The equity-to-loans ratio provides a background framework in the context of annual net income allocation decisions, as well as in the assessment of the initiatives for the use of capital. The framework has been approved by the Board.

Single Borrower Limit (SBL):    The maximum authorized exposure to IBRD’s most creditworthy and largest borrowing countries in terms of population and economic size.

Statutory Lending Limit (SLL):    Under IBRD’s Articles, as applied, the total amount outstanding of loans, participations in loans, and callable guarantees may not exceed the sum of unimpaired subscribed capital, reserves and surplus.

U.S. GAAP:    Accounting principles generally accepted in the United States of America.

World Bank:    The World Bank consists of IBRD and IDA.

World Bank Group (WBG):    The World Bank Group consists of IBRD, IDA, IFC, MIGA, and ICSID.

62	IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2016

Abbreviations and Acronyms

AFDB: African Development Bank	IPF: Investment Project Financing

AMC: Advance Market Commitment for Vaccines against Pneumococcal Diseases	LIBID: London Interbank Bid Rate

AOCI: Accumulated Other Comprehensive Income	LIBOR: London Interbank Offered Rate

BETF: IBRD-Executed Trust Funds	LLP: Loan Loss Provision

COSO: Committee of Sponsoring Organizations of the Treadway Commission	LTRRO: Long-Term Real Return Objective

CCSAs: Cross-Cutting Solution Areas	MDB: Multilateral Development Bank

CDS: Credit Default Swaps	MDCAO: Managing Director and World Bank Group Chief Administrative Officer

CVA: Credit Value Adjustment	MDCFO: Managing Director and World Bank Group Chief Financial Officer

CRO: Vice President and WBG Chief Risk Officer	MDCOO: Managing Director and Chief Operating Officer

DDO: Deferred Drawdown Option	MIGA: Multilateral Investment Guarantee Agency

DPF: Development Project Financing	MOV: Maintenance-Of-Value

DTCs: Developing and Transitional Countries	NBC: New Business Committee

DVA: Debit Valuation Adjustment	NCPIC: National Currency Paid-in Capital

EAL: Equitable Access Limit	ORC: Operational Risk Committee

EDF: Expected default frequency	PAF: Pilot Auction Facility for Methane and Climate Change Mitigation

EEA: Exposure Exchange Agreement	PBAC: Pension Benefits Administration Committee

EFOs: Externally Financed Outputs	PBO: Pension Benefit Obligation

EMF: Equity Management Framework	PCRF: Post Retirement Contribution Reserve Fund

FASB: Financial Accounting Standards Board	PEBP: Post-Employment Benefit Plan

FIFs: Financial Intermediary Funds	PFC: Pension Finance Committee

FRC: Finance and Risk Committee	PforR: Program-for-Results

GAVI: Global Alliance for Vaccines and Immunization	RAS: Reimbursable Advisory Services

GCI: General Capital Increase	RAMP: Reserves Advisory Management Program

GMFs: Grant-Making Facilities	RETF: Recipient-Executed Trust Funds

GPs: Global Practices	RSBP: Retired Staff Benefits Plan

IADB: Inter-American Development Bank	SCI: Selective Capital Increase

IBRD: International Bank for Reconstruction and Development	SDPL: Special Development Policy Loans

ICSID: International Centre for Settlement of Investment Disputes	SBL: Single Borrower Limit

IFC: International Finance Corporation	SLL: Statutory Lending Limit

IDA: International Development Association	SRP: Staff Retirement Plan

IFFIm: International Finance Facility for Immunisation

IFLs: IBRD Flexible Loans

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2016	63

Eligible Borrowing Member Countries by Region

Region	Countries
Africa	Angola, Botswana, Cabo Verde, Cameroon, Equatorial Guinea, Republic of Congo, Gabon, Mauritius, Namibia, Nigeria, Seychelles, South Africa, Swaziland, Zimbabwe
East Asia and Pacific	China, Fiji, Indonesia, Korea, Republic of, Malaysia, Mongolia, Palau, Papua New Guinea, Philippines, Thailand, Timor-Leste, Vietnam
Europe and Central Asia

Albania, Armenia, Azerbaijan, Belarus, Bosnia and Herzegovina, Bulgaria, Croatia, Georgia, Kazakhstan, former Yugoslav Republic of Macedonia, Moldova, Montenegro, Poland, Romania, Russian Federation, Serbia, Turkey, Turkmenistan, Ukraine, Uzbekistan

Latin America and Caribbean

Argentina, Antigua and Barbuda, Belize, Bolivia, Brazil, Chile, Colombia, Costa Rica, Dominica, Dominican Republic, Ecuador, El Salvador, Grenada, Guatemala, Jamaica, Mexico, Panama, Paraguay, Peru, St. Kitts and Nevis, St. Lucia, St. Vincent and the Grenadines, Suriname, Trinidad and Tobago, Uruguay, Venezuela

Middle East and North Africa	Algeria, Arab Republic of Egypt, Islamic Republic of Iran, Iraq, Jordan, Lebanon, Libya, Morocco, Syrian Arab Republic, Tunisia
South Asia	India, Pakistan, and Sri Lanka

See Summary Statement of Loans in IBRD’s Financial Statements for balances by country.

LIST OF BOXES, TABLES AND FIGURES

64	IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2016

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2016	65

INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT

FINANCIAL STATEMENTS AND INTERNAL CONTROL REPORTS

JUNE 30, 2016

66    IBRD FINANCIAL STATEMENTS: JUNE 30, 2016

MANAGEMENT’S REPORT REGARDING EFFECTIVENESS OF

INTERNAL CONTROL OVER EXTERNAL FINANCIAL REPORTING

Management’s Report Regarding Effectiveness of Internal

Control Over External Financial Reporting

August 4, 2016

The management of the International Bank for Reconstruction and Development (IBRD) is responsible for the preparation, integrity, and fair presentation of its published financial statements. The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and include amounts based on informed judgments and estimates made by management.

The financial statements have been audited by an independent audit firm, which was given unrestricted access to all financial records and related data, including minutes of all meetings of the Executive Directors and their Committees. Management believes that all representations made to the independent auditors during their audit of IBRD’s financial statements and attestation of its internal control over external financial reporting was valid and appropriate. The independent auditors’ reports accompany the audited financial statements.

Management is responsible for establishing and maintaining effective internal control over external financial reporting for financial statement presentations in conformity with accounting principles generally accepted in the United States of America. Management maintains a comprehensive system of controls intended to ensure that transactions are executed in accordance with management’s authorization, assets are safeguarded, and financial records are reliable. The system of internal control contains monitoring mechanisms, and actions are taken to correct deficiencies identified. Management believes that internal control over external financial reporting, which is subject to scrutiny by management and the internal auditors, and is revised as considered necessary, supports the integrity and reliability of the external financial statements.

There are inherent limitations in the effectiveness of any internal control, including the possibility of human error and the circumvention or overriding of controls. Accordingly, even effective internal controls can provide only reasonable assurance with respect to financial statement preparation. Further, because of changes in conditions, the effectiveness of internal controls may vary over time.

IBRD assessed its internal control over external financial reporting for financial statement presentation in conformity with accounting principles generally accepted in the United States of America as of June 30, 2016. This assessment was based on the criteria for effective internal control over external financial reporting described in the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based upon this assessment, management believes that IBRD maintained effective internal control over external financial reporting presented in conformity with accounting principles generally accepted in the United States of America as of June 30, 2016. The independent audit firm that audited the financial statements has issued an attestation report on management’s assertion on IBRD’s internal control over external financial reporting.

67

The Executive Directors of IBRD have appointed an Audit Committee responsible for monitoring the accounting practices and internal controls of IBRD. The Audit Committee is comprised entirely of Executive Directors who are independent of IBRD’s management. The Audit Committee is responsible for recommending to the Executive Directors the selection of independent auditors. It meets periodically with management, the independent auditors, and the internal auditors to ensure that they are carrying out their responsibilities. The Audit Committee is responsible for performing an oversight role by reviewing and monitoring the financial, accounting and auditing procedures of IBRD in addition to reviewing IBRD’s financial reports. The independent auditors and the internal auditors have full and free access to the Audit Committee, with or without the presence of management, to discuss the adequacy of internal control over external financial reporting and any other matters which they believe should be brought to the attention of the Audit Committee.

Jim Yong Kim

President

Bernard Lauwers

Vice President and World Bank Group Controller

68

INDEPENDENT AUDITORS’ REPORT ON MANAGEMENT’S ASSERTION

REGARDING EFFECTIVENESS OF INTERNAL CONTROL OVER

FINANCIAL REPORTING

KPMG LLP Suite 12000 1801 K Street, NW Washington, DC 20006

Independent Auditors’ Report

President and Executive Directors

International Bank for Reconstruction and Development:

We have examined management’s assertion, included in the accompanying Management’s Report Regarding Effectiveness of Internal Control Over External Financial Reporting, that the International Bank for Reconstruction and Development (IBRD) maintained effective internal control over external financial reporting as of June 30, 2016, based on criteria established in the Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). IBRD’s management is responsible for maintaining effective internal control over financial reporting, and for its assertion on the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report Regarding Effectiveness of Internal Control Over External Financial Reporting. Our responsibility is to express an opinion on management’s assertion based on our examination.

We conducted our examination in accordance with attestation standards established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the examination to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our examination included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our examination also included performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

An entity’s internal control over financial reporting is a process effected by those charged with governance, management, and other personnel, designed to provide reasonable assurance regarding the preparation of reliable financial statements in accordance with accounting principles generally accepted in the United States of America. An entity’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the entity; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of the entity are being made only in accordance with authorizations of management and those charged with governance; and (3) provide reasonable assurance regarding prevention, or timely detection and correction of unauthorized acquisition, use, or disposition of the entity’s assets that could have a material effect on the financial statements.

Because of inherent limitations, internal control over financial reporting may not prevent, or detect and correct misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

In our opinion, management’s assertion that IBRD maintained effective internal controls over financial reporting as of June 30, 2016 is fairly stated, in all material respects, based on the criteria established in the Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with auditing standards generally accepted in the United States of America and International Standards on Auditing, the accompanying financial statements of IBRD, which comprise the balance sheets as of June 30, 2016 and 2015, and the related statements of income, comprehensive income, changes in retained earnings and cash flows for each of the years in the three-year period ended June 30, 2016, and our report dated August 4, 2016 expressed an unqualified opinion on those consolidated financial statements.

Washington, D.C.

August 4, 2016

69

INDEPENDENT AUDITORS’ REPORT

KPMG LLP Suite 12000 1801 K Street, NW Washington, DC 20006

Independent Auditors’ Report

President and Executive Directors

International Bank for Reconstruction and Development:

We have audited the accompanying financial statements of the International Bank for Reconstruction and Development (IBRD), which comprise the balance sheets as of June 30, 2016 and 2015, and the related statements of income, comprehensive income, changes in retained earnings, and cash flows for each of the years in the three-year period ended June 30, 2016, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America and in accordance with International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of IBRD as of June 30, 2016 and 2015, and the results of its operations and its cash flows for the years in the three-year period ended June 30, 2016 in accordance with accounting principles generally accepted in the United States of America.

70

Other Matters

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The summary statement of loans and the statement of subscriptions to capital stock and voting power as of June 30, 2016 are presented for purposes of additional analysis and are not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America and in accordance with International Standards on Auditing. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

We also have examined in accordance with attestation standards established by the American Institute of Certified Public Accountants, management’s assertion, included in the accompanying Management’s Report Regarding Effectiveness of Internal Control Over External Financial Reporting, that IBRD maintained effective internal control over financial reporting as of June 30, 2016, based on criteria established in the Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated August 4, 2016 expressed an unqualified opinion on management’s assertion.

Washington, D.C.

August 4, 2016

71

INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT

FINANCIAL STATEMENTS

JUNE 30, 2016

72

BALANCE SHEET

June 30, 2016 and June 30, 2015

Expressed in millions of U.S. dollars

	2016	2015
Assets

Due from banks—Notes C and L
Unrestricted cash	$1,222	$311
Restricted cash	62	77

	1,284	388

Investments-Trading (including securities transferred under repurchase or securities lending agreements of $14 million—June 30, 2016; $844 million—June 30, 2015)—Notes C and L	51,830	47,823
Securities purchased under resale agreements—Notes C and L	1,692	2,128

Derivative assets
Investments—Notes C, F and L	25,889	22,196
Loans—Notes D, F and L	4,096	3,902
Client operations—Notes D, F, H and L	27,573	28,739
Borrowings—Notes E, F and L	83,965	78,267
Others—Notes F and L	2,965	1,221

	144,488	134,325

Other Receivables
Receivable from investment securities traded—Note C	42	69
Accrued income on loans	1,017	523

	1,059	592

Loans outstanding (Summary Statement of Loans, Notes D, H and L)
Total loans	235,564	217,223
Less undisbursed balance	65,909	60,211

Loans outstanding (including loans at fair value of $123 million—June 30, 2016; $125 million—June 30, 2015)	169,655	157,012
Less:
Accumulated provision for loan losses	1,571	1,554
Deferred loan income	441	418

Net loans outstanding	167,643	155,040

Other assets
Premises and equipment, net	1,083	1,042
Miscellaneous—Notes H and I	2,181	1,887

	3,264	2,929

Total assets	$371,260	$343,225

IBRD FINANCIAL STATEMENTS: JUNE 30, 2016    73

	2016	2015
Liabilities

Borrowings—Notes E and L	$181,723	$160,980

Securities sold under repurchase agreements, securities lent under securities lending agreements, and payable for cash collateral received—Notes C and L	1,685	3,575

Derivative liabilities
Investments—Notes C, F and L	26,536	21,279
Loans—Notes D, F and L	6,433	5,535
Client operations—Notes D, F, H and L	27,610	28,747
Borrowings—Notes E, F and L	80,473	76,140
Others—Notes F and L	689	623

	141,741	132,324

Payable to maintain value of currency holdings on account of subscribed capital	4	6

Other liabilities
Payable for investment securities purchased—Note C	556	2,445
Liabilities under retirement benefits plans—Notes J and K	4,987	2,072
Accounts payable and miscellaneous liabilities—Notes D, H and I	3,501	3,186

	9,044	7,703

Total liabilities	334,197	304,588

Equity

Capital stock (Statement of Subscriptions to Capital Stock and Voting Power, Note B)
Authorized capital (2,307,600 shares—June 30, 2016, and June 30, 2015)
Subscribed capital (2,182,854 shares—June 30, 2016, and 2,095,748 shares—June 30, 2015)	263,329	252,821
Less uncalled portion of subscriptions	247,524	237,629

Paid-in capital	15,805	15,192

Nonnegotiable, noninterest-bearing demand obligations on account of subscribed capital	(320)	(304)

Receivable amounts to maintain value of currency holdings—Note B	(348)	(365)

Deferred amounts to maintain value of currency holdings—Note B	56	(174)

Retained earnings (Statement of Changes in Retained Earnings; Note G)	27,996	27,501

Accumulated other comprehensive loss—Note K	(6,126)	(3,213)

Total equity	37,063	38,637

Total liabilities and equity	$371,260	$343,225

The Notes to Financial Statements are an integral part of these Statements.

74    IBRD FINANCIAL STATEMENTS: JUNE 30, 2016

STATEMENT OF INCOME

For the fiscal years ended June 30, 2016 and June 30, 2015 and June 30, 2014

Expressed in millions of U.S. dollars

	2016	2015	2014
Net interest revenue
Interest revenue
Loans, net—Note D	$1,605	$1,170	$1,179
Equity management, net	672	306	687
Investments—Trading, net	329	233	254
Other, net	8	3	2
Interest expenses
Borrowings, net—Note E	(786)	(392)	(387)

Net interest revenue, before provision for losses	1,828	1,320	1,735

Provision for losses on loans and other exposures, (charge) release—Note D	(57)	10	60

Net interest revenue, after provision for losses	1,771	1,330	1,795

Non interest revenue
Revenue from externally funded activities—Notes H and I	801	723	653
Commitment charges—Note D	34	16	19
Other, net—Note I	58	5	8

Total	893	744	680

Non interest expenses
Administrative—Notes H and I	(1,822)	(1,701)	(1,568)
Pension—Note J	(231)	(248)	(253)
Contributions to special programs	(67)	(110)	(162)
Other	(11)	(1)	(1)

Total	(2,131)	(2,060)	(1,984)

Board of Governors-approved and other transfers—Note G	(705)	(715)	(676)
Unrealized mark-to-market losses on Investments-Trading portfolio, net—Notes F and L	(31)	(142)	(176)
Unrealized mark-to-market gains (losses) on non-trading portfolios, net
Loans, net—Notes D, F and L	(1,234)	(42)	(134)
Equity management, net—Notes F and L	1,457	91	(562)
Borrowings, net—Notes E, F and L	507	24	92
Other, net—Note L	(32)	(16)	(13)

Total	698	57	(617)

Net income (loss)	$495	$(786)	$(978)

The Notes to Financial Statements are an integral part of these Statements.

IBRD FINANCIAL STATEMENTS: JUNE 30, 2016    75

STATEMENT OF COMPREHENSIVE INCOME

For the fiscal years ended June 30, 2016, June 30, 2015 and June 30, 2014

Expressed in millions of U.S. dollars

	2016	2015	2014
Net income (loss)	$495	$(786)	$(978)
Other comprehensive income—Note K
Reclassification to net income:
Derivatives and hedging transition adjustment	2	2	2
Net actuarial (losses) gains on benefit plans	(2,778)	840	(424)
Prior service (cost) credit on benefit plans, net	(2)	23	(39)
Currency translation adjustment	(135)	(1,016)	320

Total other comprehensive loss	(2,913)	(151)	(141)

Comprehensive loss	$(2,418)	$(937)	$(1,119)

STATEMENT OF CHANGES IN RETAINED EARNINGS

For the fiscal years ended June 30, 2016, June 30, 2015 and June 30, 2014

Expressed in millions of U.S. dollars

	2016	2015	2014
Retained earnings at beginning of the fiscal year	$27,501	$28,287	$29,265
Net income (loss) for the fiscal year	495	(786)	(978)

Retained earnings at end of the fiscal year	$27,996	$27,501	$28,287

The Notes to Financial Statements are an integral part of these Statements.

76    IBRD FINANCIAL STATEMENTS: JUNE 30, 2016

STATEMENT OF CASH FLOWS

For the fiscal years ended June 30, 2016, June 30, 2015 and June 30, 2014

Expressed in millions of U.S. dollars

	2016	2015	2014
Cash flows from investing activities
Loans
Disbursements	$(22,490)	$(18,973)	$(18,738)
Principal repayments	9,335	8,983	9,681
Principal prepayments	—	30	132
Loan origination fees received	27	19	23
Net derivatives-loans	21	11	(8)
Sales of Avaliable for sale (AFS) securities	—	—	2,484
Other investing activities, net	(153)	(126)	(124)

Net cash used in investing activities	(13,260)	(10,056)	(6,550)

Cash flows from financing activities
Medium and long-term borrowings
New issues	63,317	58,032	50,588
Retirements	(43,265)	(41,972)	(35,532)
Net short-term borrowings	(719)	(4,434)	(1,656)
Net derivatives-borrowings	(512)	(987)	(25)
Capital subscriptions	613	1,187	571
Other capital transactions, net	27	60	83

Net cash provided by financing activities	19,461	11,886	14,029

Cash flows from operating activities
Net income (loss)	495	(786)	(978)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Unrealized mark-to-market (gains) losses on non-trading portfolios, net	(698)	(57)	617
Change in fair value of AFS Securities sold	—	—	80
Depreciation and amortization	668	746	766
Provision for losses on loans and other exposures	57	(10)	(60)
Changes in:
Investments-Trading, net	(2,702)	(8,271)	(9,148)
Net investment securities purchased/traded	(1,528)	(246)	2,227
Net derivatives-investments	(10)	1,573	(558)
Net securities purchased/sold under resale/repurchase agreements and payable for cash collateral received	(1,450)	1,115	(2,558)
Accrued income on loans	(710)	57	93
Miscellaneous assets	(20)	701	651
Payable for transfers approved by Board of Governors	—	—	(55)
Accrued interest on borrowings	221	73	(34)
Accounts payable and miscellaneous liablities	403	86	420

Net cash used in operating activities	(5,274)	(5,019)	(8,537)

Effect of exchange rate changes on unrestricted cash	(16)	(106)	109

Net increase (decrease) in unrestricted cash	911	(3,295)	(949)
Unrestricted cash at beginning of the fiscal year	311	3,606	4,555

Unrestricted cash at end of the fiscal year	$1,222	$311	$3,606

IBRD FINANCIAL STATEMENTS: JUNE 30, 2016    77

Expressed in millions of U.S. dollars

	2016	2015	2014
Supplemental disclosure
(Decrease) increase in ending balances resulting from exchange rate fluctuations
Loans outstanding	$(566)	$(7,017)	$1,294
Investment portfolio	60	(294)	61
Borrowing portfolio	24	(5,016)	930
Capitalized loan origination fees included in total loans	42	39	23
Interest paid on borrowings	436	166	244

The Notes to Financial Statements are an integral part of these Statements.

78    IBRD FINANCIAL STATEMENTS: JUNE 30, 2016

SUMMARY STATEMENT OF LOANS

June 30, 2016

Expressed in millions of U.S. dollars

Borrower or guarantor	Total loans[c,d]	Loans approved but not yet effective[a]	Undisbursed balance of effective loans[b]	Loans Oustanding	Percentage of total loans outstanding[e]
Albania[d]	$667	$—	$369	$298	0.18%
Algeria	1	—	—	1	*
Angola[c]	450	—	—	450	0.27
Antigua and Barbuda	10	—	7	3	*
Argentina	8,974	800	2,437	5,737	3.38
Armenia[d]	910	85	295	530	0.31
Azerbaijan	2,479	207	642	1,630	0.96
Barbados	33	—	—	33	0.02
Belarus	1,240	10	567	663	0.39
Belize	46	—	31	15	0.01
Bolivia,Plurinational State ofc	266	166	—	100	0.06
Bosnia and Herzegovina[d]	514	—	32	482	0.28
Botswana[c]	295	—	135	160	0.09
Brazil[d]	20,079	200	3,717	16,162	9.53
Bulgaria	1,133	334	57	742	0.44
Cabo Verde, Republic of	45	—	3	42	0.02
Chile[c]	240	41	106	93	0.05
China[d]	20,963	1,385	6,439	13,139	7.74
Colombia[c]	10,037	—	959	9,078	5.35
Congo, Republic of	125	80	41	4	*
Costa Rica[c]	1,210	420	181	609	0.36
Croatia	1,723	—	368	1,355	0.80
Dominica	*	—	—	*	*
Dominican Republic[c]	1,189	170	94	925	0.55
Ecuador[c]	986	202	541	243	0.14
Egypt, Arab Republic of	9,464	1,000	3,358	5,106	3.01
El Salvador	1,021	—	108	913	0.54
Fiji	100	100	—	—	—
Gabon[c]	437	245	136	56	0.03
Georgia[d]	1,102	89	371	642	0.38
Grenada	12	—	—	12	0.01
Guatemala	1,724	—	2	1,722	1.02
India[d]	23,412	3,220	7,263	12,929	7.62
Indonesia[d]	18,621	1,200	2,212	15,209	8.96
Iran, Islamic Republic of	388	—	—	388	0.23
Iraq	2,107	—	651	1,456	0.86
Jamaica	1,007	30	160	817	0.48
Jordan[d]	1,545	—	14	1,531	0.90
Kazakhstan	6,775	1,058	1,476	4,241	2.50
Kosovo	195	—	—	195	0.11
Latvia	335	—	—	335	0.20
Lebanon	927	—	688	239	0.14
Macedonia, former Yugoslav Republic ofd	602	28	190	384	0.23
Mauritius	288	—	15	273	0.16
Mexico	16,123	500	914	14,709	8.67
Moldova	98	13	57	28	0.02
Montenegro[d]	302	—	60	242	0.14
Morocco	5,969	200	1,070	4,699	2.77
Nigeria[c]	500	—	496	4	*
Pakistan[d]	1,910	400	311	1,199	0.71
Panama[c]	1,183	—	153	1,030	0.61
Papua New Guinea	64	—	—	64	0.04
Paraguay	699	—	229	470	0.28
Peru	6,312	350	3,309	2,653	1.56
Philippines	6,928	—	2,315	4,613	2.72
Poland	8,536	—	551	7,985	4.71
Romania[d]	5,261	53	879	4,329	2.55
Russian Federation	931	—	249	682	0.40

IBRD FINANCIAL STATEMENTS: JUNE 30, 2016    79

SUMMARY STATEMENT OF LOANS (CONTINUED)

June 30, 2016

Expressed in millions of U.S. dollars

Borrower or guarantor	Total loans[c,d]	Loans approved but not yet effective[a]	Undisbursed balance of effective loans[b]	Loans Oustanding	Percentage of total loans outstanding[e]
Serbia[d]	$2,484	$77	$355	$2,052	1.21%
Seychelles	52	—	12	40	0.02
South Africa[c]	3,154	—	1,101	2,053	1.21
Sri Lanka	315	—	231	84	0.05
St. Kitts and Nevis	1	—	—	1	*
St. Lucia	8	—	—	8	*
St. Vincent and the Grenadines	3	—	—	3	*
Swaziland	71	25	24	22	0.01
Thailand	1,035	—	—	1,035	0.61
Timor-Leste	15	—	15	—	—
Trinidad and Tobago[c]	4	—	—	4	*
Tunisia	3,017	72	494	2,451	1.44
Turkey[d]	12,707	—	1,332	11,375	6.70
Turkmenistan	2	—	—	2	*
Ukraine	7,774	—	2,205	5,569	3.28
Uruguay	1,754	—	793	961	0.57
Uzbekistan	714	—	527	187	0.11
Vietnam	3,312	494	1,308	1,510	0.89
Zimbabwe	444	—	—	444	0.26

Subtotal	$235,359	$13,254	$52,655	$169,450	99.88%
International Finance Corporation	205	—	—	205	0.12%

Total—June 30, 2016	$235,564	$13,254	$52,655	$169,655	100.00%

Total—June 30, 2015	$217,223	$9,522	$50,689	$157,012

*	Indicates amount less than $0.5 million or 0.005 percent

Notes

a.	Loans totaling $7,580 million ($4,216 million—June 30, 2015) have been approved, but the related agreements have not been signed. Loan agreements totaling $5,674 million ($5,306 million—June 30, 2015) have been signed, but the loans are not effective and disbursements do not start until the borrowers and/or guarantors take certain actions and furnish documents.
b.	Of the undisbursed balance, IBRD has entered into irrevocable commitments to disburse $275 million ($315 million—June 30, 2015).
c.	Guarantee provided under Exposure Exchange Agreement (EEA) with a multilateral development organization (see Note D Loans and Other Exposures).
d.	Guarantee received under EEA with a multilateral development organization (see Note D—Loans and Other Exposures).
e.	May differ from the sum of individual figures due to rounding.

The Notes to Financial Statements are an integral part of these Statements.

80    IBRD FINANCIAL STATEMENTS: JUNE 30, 2016

STATEMENT OF SUBSCRIPTIONS TO

CAPITAL STOCK AND VOTING POWER

June 30, 2016

Expressed in millions of U.S. dollars

	Subscriptions					Voting Power
Member	Shares	Percentage of total[b]	Total amounts[b]	Amounts paid ina,b	Amounts subject to call[a,b]	Number of votes	Percentage of total[b]
Afghanistan	506	0.02%	$61.0	$5.1	$55.9	1,185	0.05%
Albania	830	0.04	100.1	3.6	96.5	1,509	0.07
Algeria	11,724	0.54	1,414.3	85.0	1,329.3	12,403	0.54
Angola	2,926	0.13	353.0	17.5	335.5	3,605	0.16
Antigua and Barbuda	520	0.02	62.7	1.3	61.5	1,199	0.05
Argentina	18,180	0.83	2,193.1	132.2	2,060.9	18,859	0.82
Armenia	1,139	0.05	137.4	5.9	131.5	1,818	0.08
Australia[c]	31,592	1.45	3,811.1	233.4	3,577.7	32,271	1.40
Austria[c]	14,611	0.67	1,762.6	106.4	1,656.2	15,290	0.66
Azerbaijan	1,871	0.09	225.7	9.7	216.0	2,550	0.11
Bahamas, The	1,071	0.05	129.2	5.4	123.8	1,750	0.08
Bahrain	1,103	0.05	133.1	5.7	127.4	1,782	0.08
Bangladesh	6,468	0.30	780.3	43.8	736.5	7,147	0.31
Barbados	948	0.04	114.4	4.5	109.9	1,627	0.07
Belarus	4,211	0.19	508.0	28.8	479.2	4,890	0.21
Belgium[c]	37,153	1.70	4,482.0	274.9	4,207.0	37,832	1.64
Belize	586	0.03	70.7	1.8	68.9	1,265	0.05
Benin	868	0.04	104.7	3.9	100.8	1,547	0.07
Bhutan	680	0.03	82.0	2.0	80.0	1,359	0.06
Bolivia, Plurinational State of	1,785	0.08	215.3	10.8	204.5	2,464	0.11
Bosnia and Herzegovina	549	0.03	66.2	5.8	60.4	1,228	0.05
Botswana	615	0.03	74.2	2.0	72.2	1,294	0.06
Brazil	41,963	1.92	5,062.2	303.2	4,759.0	42,642	1.85
Brunei Darussalam	2,373	0.11	286.3	15.2	271.1	3,052	0.13
Bulgaria	6,608	0.30	797.2	46.6	750.5	7,287	0.32
Burkina Faso	1,260	0.06	152.0	5.8	146.2	1,939	0.08
Burundi	1,043	0.05	125.8	4.6	121.3	1,722	0.07
Cabo Verde, Republic of	508	0.02	61.3	1.2	60.1	1,187	0.05
Cambodia	214	0.01	25.8	2.6	23.2	893	0.04
Cameroon	1,738	0.08	209.7	9.0	200.7	2,417	0.10
Canada[c]	58,354	2.67	7,039.5	433.1	6,606.5	59,033	2.55
Central African Republic	975	0.04	117.6	3.9	113.8	1,654	0.07
Chad	862	0.04	104.0	3.9	100.1	1,541	0.07
Chile[c]	10,013	0.46	1,207.9	71.9	1,136.0	10,692	0.46
China	106,594	4.88	12,859.0	774.8	12,084.1	107,273	4.64
Colombia	9,730	0.45	1,173.8	69.7	1,104.1	10,409	0.45
Comoros	282	0.01	34.0	0.3	33.7	961	0.04
Congo, Democratic Republic of	2,643	0.12	318.8	25.4	293.5	3,322	0.14
Congo, Republic of	1,051	0.05	126.8	4.3	122.4	1,730	0.07
Costa Rica	1,123	0.05	135.5	8.4	127.1	1,802	0.08
Cote d’Ivoire	3,505	0.16	422.8	21.8	401.1	4,184	0.18
Croatia	2,906	0.13	350.6	21.7	328.8	3,585	0.16
Cyprus	1,461	0.07	176.2	8.4	167.9	2,140	0.09
Czech Republic[c]	7,993	0.37	964.2	58.1	906.1	8,672	0.38
Denmark[c]	17,796	0.82	2,146.8	129.2	2,017.6	18,475	0.80
Djibouti	559	0.03	67.4	1.6	65.9	1,238	0.05
Dominica	504	0.02	60.8	1.1	59.7	1,183	0.05
Dominican Republic	2,092	0.10	252.4	13.1	239.3	2,771	0.12
Ecuador	2,771	0.13	334.3	18.2	316.1	3,450	0.15
Egypt, Arab Republic of	10,682	0.49	1,288.6	76.8	1,211.8	11,361	0.49

IBRD FINANCIAL STATEMENTS: JUNE 30, 2016    81

STATEMENT OF SUBSCRIPTIONS TO

CAPITAL STOCK AND VOTING POWER (continued)

June 30, 2016

Expressed in millions of U.S. dollars

	Subscriptions					Voting Power
Member	Shares	Percentage of total[b]	Total amounts[b]	Amounts paid ina,b	Amounts subject to call[a,b]	Number of votes	Percentage of total[b]
El Salvador	141	0.01%	$17.0	$1.7	$15.3	820	0.04%
Equatorial Guinea	715	0.03	86.3	2.7	83.5	1,394	0.06
Eritrea	593	0.03	71.5	1.8	69.7	1,272	0.06
Estonia[c]	1,170	0.05	141.1	6.1	135.1	1,849	0.08
Ethiopia	978	0.04	118.0	4.7	113.3	1,657	0.07
Fiji	987	0.05	119.1	4.8	114.3	1,666	0.07
Finland[c]	11,439	0.52	1,379.9	82.7	1,297.2	12,118	0.52
France[c]	90,404	4.14	10,905.9	672.4	10,233.5	91,083	3.94
Gabon	987	0.05	119.1	5.1	113.9	1,666	0.07
Gambia, The	543	0.02	65.5	1.5	64.0	1,222	0.05
Georgia	1,795	0.08	216.5	9.3	207.3	2,474	0.11
Germany[c]	96,574	4.42	11,650.2	717.9	10,932.3	97,253	4.21
Ghana	1,738	0.08	209.7	12.7	196.9	2,417	0.10
Greece[c]	1,684	0.08	203.1	14.1	189.1	2,363	0.10
Grenada	531	0.02	64.1	1.4	62.7	1,210	0.05
Guatemala	2,001	0.09	241.4	12.4	229.0	2,680	0.12
Guinea	1,292	0.06	155.9	7.1	148.8	1,971	0.09
Guinea-Bissau	540	0.02	65.1	1.4	63.7	1,219	0.05
Guyana	1,526	0.07	184.1	7.7	176.4	2,205	0.10
Haiti	1,223	0.06	147.5	5.4	142.1	1,902	0.08
Honduras	641	0.03	77.3	2.3	75.0	1,320	0.06
Hungary[c]	10,793	0.49	1,302.0	77.9	1,224.1	11,472	0.50
Iceland[c]	1,621	0.07	195.5	9.5	186.1	2,300	0.10
India	69,923	3.20	8,435.2	508.1	7,927.1	70,602	3.05
Indonesia	23,031	1.06	2,778.3	167.2	2,611.1	23,710	1.03
Iran, Islamic Republic of	34,963	1.60	4,217.8	254.3	3,963.4	35,642	1.54
Iraq	2,808	0.13	338.7	27.1	311.6	3,487	0.15
Ireland[c]	7,380	0.34	890.3	52.3	837.9	8,059	0.35
Israel[c]	6,019	0.28	726.1	42.4	683.7	6,698	0.29
Italy[c]	57,788	2.65	6,971.3	428.9	6,542.4	58,467	2.53
Jamaica	2,831	0.13	341.5	18.6	322.9	3,510	0.15
Japan[c]	165,444	7.58	19,958.3	1,222.2	18,736.1	166,123	7.19
Jordan	2,009	0.09	242.4	10.9	231.5	2,688	0.12
Kazakhstan	3,949	0.18	476.4	26.8	449.6	4,628	0.20
Kenya	2,711	0.12	327.0	15.9	311.1	3,390	0.15
Kiribati	465	0.02	56.1	0.9	55.2	1,144	0.05
Korea, Republic ofc	37,524	1.72	4,526.7	270.2	4,256.6	38,203	1.65
Kosovo, Republic of	966	0.04	116.5	5.2	111.4	1,645	0.07
Kuwait	15,335	0.70	1,849.9	111.3	1,738.6	16,014	0.69
Kyrgyz Republic	1,107	0.05	133.5	5.7	127.9	1,786	0.08
Lao People’s Democratic Republic	272	0.01	32.8	2.2	30.6	951	0.04
Latvia[c]	1,754	0.08	211.6	10.4	201.2	2,433	0.11
Lebanon	340	0.02	41.0	1.1	39.9	1019	0.04
Lesotho	663	0.03	80.0	2.3	77.6	1,342	0.06
Liberia	463	0.02	55.9	2.6	53.3	1,142	0.05
Libya	7,840	0.36	945.8	57.0	888.8	8,519	0.37
Lithuania	1,910	0.09	230.4	11.6	218.8	2,589	0.11
Luxembourg[c]	2,289	0.10	276.1	14.4	261.7	2,968	0.13
Macedonia, Former Yugoslav Republic of	427	0.02	51.5	3.2	48.3	1,106	0.05
Madagascar	1,422	0.07	171.5	8.1	163.5	2,101	0.09
Malawi	1,094	0.05	132.0	5.6	126.4	1,773	0.08

82    IBRD FINANCIAL STATEMENTS: JUNE 30, 2016

STATEMENT OF SUBSCRIPTIONS TO

CAPITAL STOCK AND VOTING POWER (continued)

June 30, 2016

Expressed in millions of U.S. dollars

	Subscriptions					Voting Power
Member	Shares	Percentage of total[b]	Total amounts[b]	Amounts paid ina,b	Amounts subject to call[a,b]	Number of votes	Percentage of total[b]
Malaysia	10,447	0.48%	$1,260.3	$75.4	$1,184.8	11,126	0.48%
Maldives	469	0.02	56.6	0.9	55.7	1,148	0.05
Mali	1,162	0.05	140.2	6.1	134.1	1,841	0.08
Malta	1,074	0.05	129.6	5.4	124.1	1,753	0.08
Marshall Islands	469	0.02	56.6	0.9	55.7	1,148	0.05
Mauritania	1,032	0.05	124.5	4.1	120.4	1,711	0.07
Mauritius	1,574	0.07	189.9	9.1	180.8	2,253	0.10
Mexico[c]	22,188	1.02	2,676.6	161.3	2,515.3	22,867	0.99
Micronesia, Federated States of	479	0.02	57.8	1.0	56.8	1,158	0.05
Moldova	1,566	0.07	188.9	7.6	181.3	2,245	0.10
Mongolia	466	0.02	56.2	2.3	53.9	1,145	0.05
Montenegro	688	0.03	83.0	3.2	79.8	1,367	0.06
Morocco	6,619	0.30	798.5	44.9	753.5	7,298	0.32
Mozambique	1,051	0.05	126.8	4.8	122.0	1,730	0.07
Myanmar	3,465	0.16	418.0	21.4	396.6	4,144	0.18
Namibia	1,523	0.07	183.7	8.8	174.9	2,202	0.10
Nauru	586	0.03	70.7	2.4	68.3	1,265	0.05
Nepal	968	0.04	116.8	4.6	112.1	1,647	0.07
Netherlands[c]	45,829	2.10	5,528.6	339.5	5,189.0	46,508	2.01
New Zealand[c]	9,761	0.45	1,177.5	70.2	1,107.3	10,440	0.45
Nicaragua	827	0.04	99.8	3.1	96.7	1,506	0.07
Niger	975	0.04	117.6	3.8	113.8	1,654	0.07
Nigeria	12,774	0.59	1,541.0	92.7	1,448.3	13,453	0.58
Norway[c]	13,418	0.61	1,618.7	97.4	1,521.2	14,097	0.61
Oman	1,561	0.07	188.3	9.1	179.2	2,240	0.10
Pakistan	11,834	0.54	1,427.6	85.8	1,341.8	12,513	0.54
Palau	16	*	1.9	0.2	1.8	695	0.03
Panama	385	0.02	46.4	3.2	43.2	1,064	0.05
Papua New Guinea	1,294	0.06	156.1	7.1	149.0	1,973	0.09
Paraguay	1,229	0.06	148.3	6.6	141.6	1,908	0.08
Peru	7,691	0.35	927.8	54.6	873.2	8,370	0.36
Philippines	9,903	0.45	1,194.6	71.0	1,123.6	10,582	0.46
Poland[c]	17,129	0.78	2,066.4	124.1	1,942.2	17,808	0.77
Portugal[c]	5,460	0.25	658.7	38.5	620.2	6,139	0.27
Qatar	1,389	0.06	167.6	11.1	156.5	2,068	0.09
Romania	6,866	0.31	828.3	51.2	777.1	7,545	0.33
Russian Federation	66,505	3.05	8,022.8	483.5	7,539.3	67,184	2.91
Rwanda	1,046	0.05	126.2	5.2	120.9	1,725	0.07
St. Kitts and Nevis	275	0.01	33.2	0.3	32.9	954	0.04
St. Lucia	552	0.03	66.6	1.5	65.1	1,231	0.05
St. Vincent and the Grenadines	278	0.01	33.5	0.3	33.2	957	0.04
Samoa	777	0.04	93.7	2.5	91.2	1,456	0.06
San Marino	595	0.03	71.8	2.5	69.3	1,274	0.06
Sao Tome and Principe	495	0.02	59.7	1.1	58.6	1,174	0.05
Saudi Arabia	66,505	3.05	8,022.8	484.6	7,538.2	67,184	2.91
Senegal	2,322	0.11	280.1	13.0	267.1	3,001	0.13
Serbia	2,846	0.13	343.3	21.5	321.9	3,525	0.15
Seychelles	263	0.01	31.7	0.2	31.6	942	0.04
Sierra Leone	823	0.04	99.3	3.0	96.3	1,502	0.06
Singapore	5,569	0.26	671.8	41.9	630.0	6,248	0.27

IBRD FINANCIAL STATEMENTS: JUNE 30, 2016    83

STATEMENT OF SUBSCRIPTIONS TO

CAPITAL STOCK AND VOTING POWER (continued)

June 30, 2016

Expressed in millions of U.S. dollars

	Subscriptions					Voting Power
Member	Shares	Percentage of total[b]	Total amounts[b]	Amounts paid ina,b	Amounts subject to call[a,b]	Number of votes	Percentage of total[b]
Slovak Republic[c]	4,075	0.19%	$491.6	$29.2	$462.4	4,754	0.21%
Slovenia[c]	1,709	0.08	206.2	12.8	193.4	2,388	0.10
Solomon Islands	513	0.02	61.9	1.2	60.7	1,192	0.05
Somalia	552	0.03	66.6	3.3	63.3	1,231	0.05
South Africa	17,379	0.80	2,096.5	126.1	1,970.4	18,058	0.78
South Sudan	1,437	0.07	173.4	8.6	164.8	2,116	0.09
Spain[c]	44,159	2.02	5,327.1	323.8	5,003.3	44,838	1.94
Sri Lanka	5,154	0.24	621.8	34.0	587.8	5,833	0.25
Sudan	850	0.04	102.5	7.2	95.3	1,529	0.07
Suriname	412	0.02	49.7	2.0	47.7	1,091	0.05
Swaziland	440	0.02	53.1	2.0	51.1	1,119	0.05
Sweden[c]	19,729	0.90	2,380.0	144.6	2,235.4	20,408	0.88
Switzerland[c]	34,660	1.59	4,181.2	255.5	3,925.7	35,339	1.53
Syrian Arab Republic	2,202	0.10	265.6	14.0	251.7	2,881	0.12
Tajikistan	1,060	0.05	127.9	5.3	122.5	1,739	0.08
Tanzania	1,295	0.06	156.2	10.0	146.2	1,974	0.09
Thailand	11,108	0.51	1,340.0	79.6	1,260.4	11,787	0.51
Timor-Leste	517	0.02	62.4	1.9	60.4	1,196	0.05
Togo	1,105	0.05	133.3	5.7	127.6	1,784	0.08
Tonga	494	0.02	59.6	1.1	58.5	1,173	0.05
Trinidad and Tobago	2,664	0.12	321.4	17.6	303.7	3,343	0.14
Tunisia	719	0.03	86.7	5.7	81.1	1,398	0.06
Turkey[c]	25,643	1.17	3,093.4	185.1	2,908.3	26,322	1.14
Turkmenistan	526	0.02	63.5	2.9	60.5	1,205	0.05
Tuvalu	461	0.02	55.6	1.5	54.1	1,140	0.05
Uganda	617	0.03	74.4	4.4	70.1	1,296	0.06
Ukraine	10,977	0.50	1,324.2	79.3	1,244.9	11,656	0.50
United Arab Emirates	5,342	0.24	644.4	44.0	600.4	6,021	0.26
United Kingdom[c]	90,404	4.14	10,905.9	691.6	10,214.3	91,083	3.94
United States[c]	383,678	17.58	46,285.0	2,857.6	43,427.4	384,357	16.63
Uruguay	3,563	0.16	429.8	24.0	405.8	4,242	0.18
Uzbekistan	2,493	0.11	300.7	16.1	284.7	3,172	0.14
Vanuatu	586	0.03	70.7	1.8	68.9	1,265	0.05
Venezuela, Republica Bolivariana de	20,361	0.93	2,456.2	150.8	2,305.5	21,040	0.91
Vietnam	4173	0.19	503.4	31.3	472.1	4,852	0.21
Yemen, Republic of	2,212	0.10	266.8	14.0	252.8	2,891	0.13
Zambia	2,810	0.13	339.0	20.0	319.0	3,489	0.15
Zimbabwe	3,575	0.16	431.3	22.4	408.9	4,254	0.18

Total—June 30, 2016	2,182,854	100.00%	$263,329	$15,805	$247,524	2,311,185	100%

Total—June 30, 2015	2,095,748		$252,821	$15,192	$237,629	2,218,888

*	Indicates amounts less than 0.005 percent.

NOTES

a.	See Notes to Financial Statements, Note B—Capital Stock, Maintenance of Value, and Membership.
b.	May differ from the calculated figures or sum of individual figures shown due to rounding.
c.	A member of the Development Assistance Committee of the Organization for Economic Cooperation and Development (OECD).

The Notes to Financial Statements are an integral part of these Statements.

84    IBRD FINANCIAL STATEMENTS: JUNE 30, 2016

NOTES TO FINANCIAL STATEMENTS

PURPOSE AND AFFILIATED ORGANIZATIONS

The International Bank for Reconstruction and Development (IBRD) is an international organization which commenced operations in 1946. The principal purpose of IBRD is to promote sustainable economic development and reduce poverty in its member countries, primarily by providing loans, guarantees and related technical assistance for specific projects and for programs of economic reform in developing member countries. The activities of IBRD are complemented by those of three affiliated organizations, the International Development Association (IDA), the International Finance Corporation (IFC), and the Multilateral Investment Guarantee Agency (MIGA). Each of these organizations is legally and financially independent from IBRD, with separate assets and liabilities, and IBRD is not liable for their respective obligations. Transactions with these affiliated organizations are disclosed in the notes that follow. IDA’s main goal is to reduce poverty through promoting sustainable economic development in the less developed countries who are members of IDA, by extending grants, development credits, guarantees and related technical assistance. IFC’s purpose is to encourage the growth of productive private enterprises in its member countries through loans and equity investments in such enterprises without a member’s guarantee. MIGA was established to encourage the flow of investments for productive purposes between member countries and, in particular, to developing member countries by providing guarantees against noncommercial risks for foreign investment in its developing member countries.

IBRD is immune from taxation pursuant to Article VII, Section 9, Immunities from Taxation, of IBRD’s Articles of Agreement.

NOTE A—SUMMARY OF SIGNIFICANT ACCOUNTING AND RELATED POLICIES

IBRD’s financial statements are prepared in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP).

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Due to the inherent uncertainty involved in making these estimates, actual results could differ from these estimates. Significant judgment has been used in the valuation of certain financial instruments, the determination of the adequacy of the accumulated provisions for losses on loans and other exposures (deferred drawdown options-DDOs, irrevocable commitments, exposures to member countries’ derivatives and guarantees), the determination of net periodic cost from pension and other postretirement benefits plans, and the present value of projected benefit obligations.

Certain reclassifications of the prior year’s information have been made to conform with the current year’s presentation.

On August 4, 2016, the Executive Directors approved these financial statements for issue.

Translation of Currencies:    IBRD’s financial statements are expressed in terms of U.S. dollars for the purpose of summarizing IBRD’s financial position and the results of its operations, for the convenience of its members and other users. IBRD is an international organization which conducts its operations in the currencies of all of its members and considers each of its member’s currencies to be a functional currency.

IBRD’s resources are derived from its capital, borrowings, and accumulated earnings in those various currencies. IBRD has a number of general policies aimed at minimizing exchange rate risk in a multicurrency environment. Under these policies, IBRD endevours to match its borrowing obligations in any one currency (after swaps) with assets in the same currency, as prescribed by its Articles of Agreement. In addition, IBRD periodically undertakes currency conversions to more closely match the currencies underlying its equity with those of the net loans outstanding.

Assets and liabilities are translated at market exchange rates in effect at the end of the accounting period. Revenue and expenses are translated at either the market exchange rates in effect on the dates on which they are recognized or at an average of the market exchange rates in effect during each month. Translation adjustments are reflected in Accumulated Other Comprehensive Income.

Valuation of Capital Stock:    In the Articles of Agreement, the capital stock of IBRD is expressed in terms of “U.S. dollars of the weight and fineness in effect on July 1, 1944” (1944 dollars). Following the abolition of gold as a common denominator of the monetary system and the repeal of the provision of the U.S. law defining the par value of the U.S. dollar in terms of gold, the pre-existing basis for translating 1944 dollars into current dollars or into

IBRD FINANCIAL STATEMENTS: JUNE 30, 2016    85

any other currency was eliminated. The Executive Directors of IBRD have decided, until such time as the relevant provisions of the Articles of Agreement are amended, that the words “U.S. dollars of the weight and fineness in effect on July 1, 1944” in Article II, Section 2(a) of the Articles of Agreement of IBRD are interpreted to mean the Special Drawing Right (SDR) introduced by the International Monetary Fund, as valued in terms of U.S. dollars immediately before the introduction of the basket method of valuing the SDR on July 1, 1974, such value being $1.20635 for one SDR (1974 SDR).

Maintenance of Value:    Article II, Section 9 of the Articles of Agreement provides for maintenance of value (MOV), at the time of subscription, of national currencies paid-in, which are subject to certain restrictions. MOV is determined by measuring the foreign exchange value of a member’s national currency against the standard of value of IBRD’s capital based on the 1974 SDR. MOV receivable relates to amounts due from members on account of movements in exchange rates from the date of initial subscription, resulting in the reduction in the value of their paid-in capital denominated in national currencies. Members are required to make payments to IBRD if their currencies depreciate significantly relative to the standard of value. These amounts may be settled either in cash or a non-negotiable, non-interest bearing note, which is due on demand. Certain demand notes are due on demand only after IBRD’s callable subscribed capital has been entirely called pursuant to Article IV, Section 2 (a) of the Articles of Agreement. Furthermore, the Executive Directors have adopted a policy of reimbursing members whose national currencies appreciate significantly in terms of the standard of value.

MOV is deferred when the restriction of national currencies paid in is lifted and these currencies are being used in IBRD’s operations and/or are being invested, swapped, or loaned to members by IBRD or through IFC. Once these restricted currencies are no longer being used in operations, the related MOV is no longer deferred, but rather, becomes due on the same terms as other MOV obligations.

All MOV receivable balances are shown as components of Equity, under Receivable Amounts to Maintain Value of Currency Holdings. All MOV payable balances are included in Liabilities, under Payable to Maintain Value of Currency Holdings on Account of Subscribed Capital. The net receivable or payable MOV amounts relating to national currencies used in IBRD’s lending and investing operations are also included as a component of Equity under Deferred Amounts to Maintain Value of Currency Holdings.

Withdrawal of Membership:    Under IBRD’s Articles of Agreement, in the event a member withdraws from IBRD, the withdrawing member is entitled to receive the value of its shares payable to the extent the member does not have any outstanding obligations to IBRD. IBRD’s Articles of Agreement also state that the former member has continuing obligations to IBRD after withdrawal. Specifically, the former member remains fully liable for its entire capital subscription, including both the previously paid-in portion and the callable portion, so long as any part of the loans or guarantees contracted before it ceased to be a member are outstanding.

Transfers Approved by the Board of Governors:    In accordance with IBRD’s Articles of Agreement, as interpreted by the Executive Directors, the Board of Governors may exercise its reserved power to approve transfers to other entities for development purposes. These transfers, which are included in the Board of Governors-approved and other transfers on the Statement of Income, are reported as expenses when incurred, upon approval. The transfers are funded either from the immediately preceding fiscal year’s Net Income, Surplus, or Restricted Retained Earnings.

Retained Earnings:    Retained Earnings consist of allocated amounts (Special Reserve, General Reserve, Pension Reserve, Surplus, Cumulative Fair Value Adjustments, Restricted Retained Earnings) and Unallocated Net Income (Loss).

The Special Reserve consists of loan commissions set aside pursuant to Article IV, Section 6 of the Articles of Agreement, which are to be held in liquid assets. These assets may be used only for the purpose of meeting liabilities of IBRD on its borrowings and guarantees in the event of defaults on loans made, participated in, or guaranteed by IBRD. The Special Reserve assets are included under Investments—Trading, and comprise obligations of the United States Government, its agencies, and other official entities. The allocation of such commissions to the Special Reserve was discontinued in 1964 with respect to subsequent loans and no further additions are being made to it.

The General Reserve consists of earnings from prior fiscal years which, in the judgment of the Executive Directors, should be retained in IBRD’s operations.

The Pension Reserve consists of the difference between the cumulative actual funding of the Staff Retirement Plan and Trust (SRP) and other postretirement benefits plans, and the cumulative accounting income or expense for these plans, from prior fiscal years. This reserve is reduced when pension accounting expenses exceed the actual funding of these plans. In addition, the pension reserve also includes investment revenue earned on the Post-Employment Benefits Plan (PEBP) portfolio as well as Post Retirement Contribution Reserve Fund (PCRF), which is used to stabilize IBRD’s contributions to the pension plan.

86    IBRD FINANCIAL STATEMENTS: JUNE 30, 2016

Surplus consists of earnings from prior fiscal years which are retained by IBRD until a further decision is made on their disposition or the conditions of transfer for specified uses have been met.

The Cumulative Fair Value Adjustments consist of the effects associated with the application of Financial Accounting Standards Board’s (FASB’s) fair value guidance relating to prior fiscal years. This amount includes the cumulative effect of the adoption of this guidance, the reclassification and amortization of the transition adjustments, and the unrealized gains or losses on non-trading portfolios.

Restricted Retained Earnings consists of contributions or revenue from prior years which are restricted as to their purpose.

Unallocated Net Income (Loss) consists of the current fiscal year’s net income (loss) adjusted for Board of Governors-approved and other transfers.

Loans and Other Exposures:    All of IBRD’s loans are made to or guaranteed by countries that are members of IBRD, except for those loans made to IFC. IBRD does not currently sell its loans. The majority of IBRD’s loans have repayment obligations based on specific currencies. IBRD also holds multicurrency loans which have repayment obligations in various currencies determined on the basis of a currency pooling system.

Loans are carried at amortized cost, except those which contain embedded derivatives that require bifurcation, which IBRD has elected to measure at fair value. The fair value of these loans is calculated using a discounted cash flow method. This method incorporates Credit Default Swaps spreads for each borrower. Basis adjustments are applied to market recovery levels to reflect IBRD’s recovery experience.

Any loan origination fees incorporated in the terms of a loan are deferred and recognized over the life of the loan as an adjustment of the yield. The unamortized balance of loan origination fees is included as a reduction of Loans outstanding on the Balance Sheet, and the loan origination fee amortization is included in Interest Revenue from Loans on the Statement of Income.

It is IBRD’s practice not to reschedule interest or principal payments on its loans or participate in debt rescheduling agreements with respect to its loans. Exceptions were made to this practice during fiscal years 1996 and 2002 with regard to Bosnia and Herzegovina (BiH) and Serbia and Montenegro (SaM), formerly the Federal Republic of Yugoslavia, respectively, in connection with their succession to membership of the former Socialist Federal Republic of Yugoslavia. These exceptions were based on criteria approved by the Executive Directors in fiscal year 1996 and also on a precedent established in 1975 after Bangladesh became independent from Pakistan. Currently, there are no borrowers with loans in nonaccrual status that meet these eligibility criteria.

When modifications are made to the terms of existing loans, IBRD performs an evaluation to determine the required accounting treatment, including whether the modifications would result in the affected loans being accounted for as new loans, or as a continuation of the existing loans.

Other exposures include: DDOs, irrevocable commitments, exposures to member countries’ derivatives, and guarantees.

It is the policy of IBRD to place into nonaccrual status all loans and other exposures (exposures) made to or guaranteed by a member of IBRD if principal, interest, or other charges with respect to any such exposures are overdue by more than six months, unless IBRD’s management determines that the overdue amount will be collected in the immediate future. IBRD considers all exposures in nonaccrual status to be impaired. In addition, if development credits and other exposures made by IDA to a member government are placed in nonaccrual status, all loans and other exposures made to, or guaranteed by, that member government will also be placed in nonaccrual status by IBRD. On the date a member’s exposures are placed into nonaccrual status, unpaid interest and other charges accrued on exposures to the member are deducted from the revenue of the current period. Interest and other charges on nonaccruing exposures are included in revenue only to the extent that payments have been received by IBRD. If collectability risk is considered to be particularly high at the time of arrears clearance, the member’s exposures may not automatically emerge from nonaccrual status. In such instances, a decision on the restoration of accrual status is made on a case-by-case basis and in certain cases that decision may be deferred until a suitable period of payment performance has passed.

Guarantees:    Financial guarantees are commitments issued by IBRD to guarantee payment performance to a third party.

IBRD FINANCIAL STATEMENTS: JUNE 30, 2016    87

Guarantees are regarded as outstanding when the underlying financial obligation of the debtor is incurred, and called when a guaranteed party demands payment under the guarantee. IBRD would be required to perform under its guarantees if the payments guaranteed were not made by the debtor and the guaranteed party called the guarantee by demanding payment from IBRD in accordance with the terms of the guarantee. In the event that a guarantee of a member country is called, IBRD has the contractual right to require payment from the member country that has provided the counter guarantee to IBRD on demand, or as IBRD may otherwise direct.

IBRD records the fair value of the obligation to stand ready, and a corresponding asset in the financial statements.

Upfront guarantee fees received are deferred and amortized over the life of the guarantee.

IBRD records a contingent liability for the probable losses related to guarantees outstanding. This provision, as well as the unamortized balance of the deferred guarantee fees, and the unamortized balance of the obligation to stand ready, are included in Accounts payable and miscellaneous liabilities on the Balance Sheet.

Exposure Exchange Agreements(EEAs):    IBRD executes EEAs with various organizations. While these agreements are not legally considered guarantees, in IBRD’s financial statements they are recognized as financial guarantees as they meet the accounting criteria for financial guarantees. Under an EEA, each party exchanges credit risk exposure of a portfolio supported by underlying loans to borrowers, by providing and receiving guarantees from each other, for the amounts specified. The guarantee provided and the guarantee received are two separate transactions; namely (a) the provision of a financial guarantee, and (b) the receipt of an asset, respectively. There is generally no exchange of cash between the organizations for these transactions.

For a guarantee provided under an EEA, IBRD records a liability equivalent to the fair value of the obligation to stand ready. This liability is included in Other liabilities on the Balance Sheet and is amortized over the life of the EEA. IBRD also records a liability, and corresponding expense, in recognition of the risk coverage provided (provision). The value of this liability reflects the credit quality of the underlying loans in the portfolio and changes over the life of the EEA as the credit quality of these loans changes.

For a guarantee received under an EEA, IBRD records an asset equivalent to the fair value of the right to be indemnified. This asset is included in Other assets on the Balance Sheet and is amortized over the life of the EEA. IBRD also records an asset, and corresponding income, in recognition of the risk coverage received (recoverable asset). The value of this asset reflects the credit quality of the underlying loans in the portfolio and changes over the life of the EEA contract as the credit quality of these loans changes.

Accumulated Provision for Losses on Loans and Other Exposures:    Delays in receiving loan payments result in present value losses to IBRD since it does not charge additional interest on any overdue interest or loan charges. These present value losses are equal to the difference between the present value of payments of interest and charges made according to the related loan’s contractual terms and the present value of its expected future cash flows. It is IBRD’s practice not to write off its overdue loans.

Management determines the appropriate level of accumulated provisions for losses on exposures, which reflects the probable losses inherent in IBRD’s exposures. There are several steps required to determine the appropriate level of provisions. First, the exposures are disaggregated into two groups: exposures in accrual status and exposures in nonaccrual status. In each group, exposures for each borrower are then assigned a credit risk rating of that borrower. With respect to countries with exposures in accrual status, these exposures are grouped according to the assigned borrower risk rating. The determination of borrower’s ratings is based on various factors (see Note D—Loans and other exposures). Second, each risk rating is mapped to an expected default frequency using IBRD’s credit migration matrix. Finally, the provision required is calculated by multiplying the outstanding exposure, by the expected default frequency (probability of default to IBRD) and by the estimated severity of the loss given default. The severity of loss, which is assessed periodically, is dependent on the borrower’s eligibility, namely: IBRD, Blend (IBRD and IDA) and IDA, with the highest severity of loss associated with IDA. The borrower’s eligibility is assessed at least annually. Management reassesses the adequacy of the accumulated provision and the reasonableness of the inputs used, on a periodic basis, at least annually, and adjustments to the accumulated provision are recorded as a charge or release of provision in the Statement of Income. This methodology is also applied to countries with exposures in nonaccrual status, however, at times, to reflect certain distinguishing circumstances of a particular nonaccrual situation, management may use different input assumptions for a particular country. Generally, all exposures in nonaccrual status have the same risk rating.

For loans that are reported at fair value, the determination of the fair value takes credit risk into consideration.

Statement of Cash Flows:    For the purpose of IBRD’s Statement of Cash Flows, cash is defined as the amount of Unrestricted cash Due from Banks.

88    IBRD FINANCIAL STATEMENTS: JUNE 30, 2016

Restricted Cash:    This includes amounts which have been received from members as part of their capital subscriptions, as well as from donors and other sources, which are restricted for specified purposes. For capital subscriptions, a portion of these subscriptions have been paid to IBRD in the national currencies of the members. These amounts are usable by IBRD in its lending and investing operations, only with the consent of the respective members, and for administrative expenses incurred in national currencies.

Investments:    Investment securities are classified based on management’s intention on the date of purchase, their nature, and IBRD’s policies governing the level and use of such investments. These securities are carried and reported at fair value, or at face value or net asset value per share (NAV), which approximates fair value. Where available, quoted market prices are used to determine the fair value of trading securities. These include most government and agency securities, futures contracts, exchange-traded equity securities, Asset-backed Securities (ABS) and Mortgage-backed Securities To-Be-Announced (TBA securities). For instruments for which market quotations are not available, fair values are determined using model-based valuation techniques, whether internally-generated or vendor-supplied, that include the standard discounted cash flow method using market observable inputs such as yield curves, credit spreads, and constant prepayment rates. Where applicable, unobservable inputs such as constant prepayment rates, probability of default and loss severity are used. Unless quoted prices are available, time deposits are reported at face value which approximates fair value, as they are short term in nature. The first-in first-out method is used to determine the cost of securities sold in computing the realized gains and losses on these instruments. Unrealized gains and losses for investment securities and related financial instruments held in the trading portfolio are included in the Statement of Income. Derivative instruments used in liquidity management are not designated as hedging instruments.

As of June 30, 2016, all of the financial instruments in IBRD’s portfolio were classified as trading. Previously, IBRD also had an AFS portfolio which was established during the year ended June 30, 2013. During the fiscal year ended June 30, 2014, the AFS portfolio was liquidated.

Dividends and interest revenue, including amortization of the premium and discount arising at acquisition, are included in net income.

Unrealized gains and losses for investment securities and related financial instruments held in the trading portfolio are included in Unrealized mark-to-market gains (losses) on Investments-Trading portfolio, net in the Statement of Income.

Unrealized gains and losses relating to AFS securities are included in Accumulated Other Comprehensive income (AOCI). Realized gains and losses on trading and AFS securities are recognized in the Statement of Income when securities are sold.

IBRD may require collateral in the form of approved liquid securities from individual counterparties or cash, under legal agreements that provide for collateralization, in order to mitigate its credit exposure to these counterparties. For collateral received in the form of cash from counterparties, IBRD records the cash and a corresponding obligation to return the cash. Collateral received in the form of liquid securities is only recorded on IBRD’s Balance Sheet to the extent that it has been transferred under securities lending agreements in return for cash. IBRD does not offset the fair value amounts recognized for derivative instruments that have been executed with the same counterparty under master netting agreements; as a result, the fair value amounts recognized for the obligation to return cash collateral received from counterparties are not offset with the fair value amounts recognized for the related derivative instruments.

Securities Purchased Under Resale Agreements, Securities Lent Under Securities Lending Agreements and Securities Sold Under Repurchase Agreements and Payable for Cash Collateral Received:    Securities purchased under resale agreements, securities lent under securities lending agreements, and securities sold under repurchase agreements are reported at face value which approximates fair value, as they are short term in nature. IBRD receives securities purchased under resale agreements, monitors the fair value of the securities and, if necessary, closes out transactions and enters into new repriced transactions. The securities transferred to counterparties under repurchase and security lending arrangements and the securities transferred to IBRD under resale agreements have not met the accounting criteria for treatment as a sale. Therefore, securities transferred under repurchase agreements and security lending arrangements are retained as assets on the Balance Sheet, and securities received under resale agreements are not recorded on the Balance Sheet. Securities lent under securities lending agreements and sold under securities repurchase agreements as well as securities purchased under resale agreements are presented on a gross basis which is consistent with the manner in which these instruments are settled.

IBRD FINANCIAL STATEMENTS: JUNE 30, 2016    89

Nonnegotiable, Noninterest-bearing Demand Obligations on Account of Subscribed Capital:    All demand obligations are held in bank accounts, which bear IBRD’s name and are carried and reported at face value as a reduction to equity. Payments on some of these instruments are due to IBRD upon demand. Others are due to IBRD on demand, but only after the Bank’s callable subscribed capital has been entirely called pursuant to Article IV, Section 2 (a) of the Articles of Agreement.

Premises and Equipment:    Premises and equipment, including leasehold improvements, are carried at cost less accumulated depreciation and amortization. IBRD computes depreciation and amortization using the straight-line method over the estimated useful lives of the owned assets, which range between two and fifty years. For leasehold improvements, depreciation and amortization is computed over the lesser of the remaining term of the leased facility or the estimated economic life of the improvement.

Maintenance and repairs are charged to expense as incurred, while major improvements are capitalized and amortized over the estimated useful life.

Borrowings:    To ensure funds are available for lending and liquidity purposes, IBRD borrows in the international capital markets offering its securities (discount notes, vanilla and structured bonds) to private and governmental buyers. IBRD issues debt instruments of varying maturities denominated in various currencies with both fixed and variable interest rates.

IBRD fair values all the financial instruments in the borrowing portfolio with the changes in fair value recognized in the related Unrealized mark-to-market gains and losses on non-trading portfolios, net, line in the Statement of Income.

Discount notes and vanilla bonds are valued using the standard discounted cash flow method which relies on market observable inputs such as yield curves, foreign exchange rates, basis spreads and funding spreads. Where available, quoted market prices are used to determine the fair value of short-term notes.

Structured bonds issued by IBRD have coupon or repayment terms linked to the level or the performance of interest rates, foreign exchange rates, equity indices or commodities. The fair value of the structured bonds is derived using the discounted cash flow method based on estimated future pay-offs determined by applicable models and computation of embedded optionality such as caps, floors and calls. A wide range of industry standard models such as one factor Hull-White, Libor Market Model and Black-Scholes are used depending on the specific structure. These models incorporate market observable inputs, such as yield curves, foreign exchange rates, basis spreads, funding spreads, interest rate volatilities, equity index volatilities and equity indices. Where applicable, the models also incorporate significant unobservable inputs such as correlations and long-dated interest rate volatilities.

Interest expense relating to the debt instruments carried at fair value is measured on an effective yield basis and is reported as part of interest expenses on borrowings in the Statement of Income.

For presentation purposes, amortization of discounts and premiums is included in interest expenses on borrowings in the Statement of Income.

Accounting for Derivatives:    IBRD has elected not to designate any hedging relationships for accounting purposes. Rather, all derivative instruments are marked to fair value on the Balance Sheet, with changes in fair values accounted for through the Statement of Income. The presentation of derivative instruments is consistent with the manner in which these instruments are settled. Interest rate swaps are settled on a net basis, while currency swaps are settled on a gross basis.

IBRD uses derivative instruments in its investment trading portfolio to manage interest rate and currency risks. These derivatives are carried and reported at fair value. Interest revenue/expenses are reflected as part of Interest revenue, while unrealized mark-to-market gains and losses on these derivatives are reflected as part of the related Unrealized mark-to-market gains (losses) on Investments-Trading, net line in the Statement of Income.

IBRD uses derivatives in its loan, borrowing and asset/liability management activities. In the loan and borrowing portfolios, derivatives are used to modify the interest rate and/or currency characteristics of these portfolios. The interest component of these derivatives is recognized as an adjustment to the related loan revenue and borrowing costs over the life of the derivative contracts and is included in Interest revenue/expenses on the Statement of Income. Changes in fair values of these derivatives are accounted for through the Statement of Income as Unrealized mark-to-market gains and losses on non-trading portfolios, net.

For the purpose of the Statement of Cash Flows, IBRD has elected to report the cash flows associated with the derivative instruments that are used to economically hedge its loans and borrowings, in a manner consistent with the presentation of the loan and borrowing-related cash flows.

90    IBRD FINANCIAL STATEMENTS: JUNE 30, 2016

Derivative contracts include currency forward contracts, TBA securities, swaptions, exchange traded options and futures contracts, currency swaps and interest rate swaps. Currency swaps and interest rate swaps are either plain vanilla or structured. Currency forward contracts and plain vanilla currency and interest rate swaps are valued using the standard discounted cash flow methods using market observable inputs such as yield curves, foreign exchange rates, basis spreads and funding spreads. For structured currency and interest rate swaps, which primarily consist of callable swaps linked to interest rates, foreign exchange rates, and equity indices, valuation models and inputs similar to the ones applicable to structured bond valuations are used. Where applicable, the models also incorporate significant unobservable inputs such as correlations and long-dated interest rate volatilities.

Most outstanding derivative positions are transacted over-the-counter and therefore valued using internally developed valuation models. For commercial and non-commercial counterparties where IBRD has a net exposure (net receivable position), IBRD calculates a Credit Value Adjustment (CVA) to reflect credit risk. For net derivative positions with commercial and non-commercial counterparties where IBRD is in a net payable position, IBRD calculates a Debit Valuation Adjustment (DVA) to reflect its own credit risk. The CVA is calculated using the fair value of the derivative contracts, net of collateral received under credit support agreements, and the probability of counterparty default based on the Credit Default Swaps (CDS) spread and, where applicable, proxy CDS spreads. The DVA calculation is generally consistent with the CVA methodology and incorporates IBRD’s own credit spread as observed through the CDS market.

Valuation of Financial Instruments:    IBRD has an established and documented process for determining fair values. Fair value is based upon quoted market prices for the same or similar securities, where available. Financial instruments for which quoted market prices are not readily available are valued based on discounted cash flow models and other established valuation models. These models primarily use market-based or independently-sourced market parameters such as yield curves, interest rates, volatilities, foreign exchange rates and credit curves, and may incorporate unobservable inputs, some of which may be significant. Selection of these inputs may involve some judgment.

The fair value of certain instruments is calculated using net asset value per share (NAV) as a practical expedient.

To ensure that the valuations are appropriate where internally-developed models are used, IBRD has various controls in place, which include both internal and periodic external verification and review. In instances where management relies on valuations supplied by external pricing vendors, there are procedures in place to validate the appropriateness of the models used as well as the inputs applied in determining those values.

As of June 30, 2016 and June 30, 2015, IBRD had no financial assets or liabilities measured at fair value on a non-recurring basis.

Fair Value Hierarchy

Financial instruments are categorized based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), the next highest priority to observable market-based inputs or inputs that are corroborated by market data (Level 2) and the lowest priority to unobservable inputs that are not corroborated by market data (Level 3).

Financial assets and liabilities recorded at fair value on the Balance Sheet are categorized based on the inputs to the valuation techniques as follows:

Level 1:	Financial assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in active markets.

Level 2:	Financial assets and liabilities whose values are based on quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; or pricing models for which all significant inputs are observable, either directly or indirectly for substantially the full term of the asset or liability.

Level 3:	Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.

IBRD’s policy is to recognize transfers in and transfers out of levels as of the end of the reporting period in which they occur.

Investments measured at NAV (or its equivalent) are not classified in the fair value hierarchy.

Accounting for Grant Expenses:    IBRD recognizes an expense for grants, such as Contributions to Special Programs, and Board of Governors-approved and other transfers, when incurred.

IBRD FINANCIAL STATEMENTS: JUNE 30, 2016    91

Donor Receivables and Donor Contributions to Trust Funds:    To the extent that IBRD acts as an intermediary agent for certain beneficiaries or for trust funds, assets held on behalf of specified beneficiaries are recorded on IBRD’s Balance Sheet, along with corresponding liabilities.

Donor Receivables:    Donors’ conditional promises to give are not recognized until the conditions to which they are subject are substantially met and the promise to give is considered unconditional. Donors’ unconditional promises to give are recognized upon receipt as revenue, unless the donor specifies a third party beneficiary. For the latter, IBRD is deemed to be acting as an intermediary agent, and assets held on behalf of the specified beneficiaries are recognized along with corresponding liabilities. If the contributions that IBRD receives can only be used for purposes specified by the donor, the proceeds are considered restricted until applied by IBRD for the donor-specified purposes.

Donor promises to give which are expected to be collected within one year are recorded at face value, while promises expected to be collected over a period greater than one year are recorded initially at fair value, with subsequent measurement on an amortized cost basis.

Donor Contributions to Trust Funds:    For those IBRD-executed trust funds where IBRD acts as an intermediary agent, undisbursed third party donor contributions are recorded as assets held on behalf of the specified beneficiaries, with corresponding liabilities. Amounts disbursed from these trust funds are recorded as expenses with corresponding amounts recognized as revenues. For Recipient-executed trust funds, since IBRD acts as a trustee, no assets or liabilities relating to these activities are recorded on the Balance Sheet. In some trust funds, execution is split between Recipient-executed and IBRD-executed portions. Decisions on assignment of funding resources between the two types of execution may be made on an ongoing basis; therefore the execution of a portion of these available resources may not yet be assigned.

IBRD also acts as a financial intermediary to provide specific administrative or financial services with a limited fiduciary or operational role. These arrangements, referred to as Financial Intermediary Funds, include, for example, administration of debt service trust funds, financial intermediation and other more specialized limited fund management roles. For these arrangements, funds are held and disbursed in accordance with instructions from donors or, in some cases, an external governance structure or a body operating on behalf of donors. For Financial Intermediary Funds, since IBRD acts as a trustee, no assets or liabilities relating to these activities are recorded on the Balance Sheet.

Accounting and Reporting Developments

In July 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act (the Act) became law. The Act reformed the U.S. financial regulatory system by introducing new regulators and extending regulation over new markets, entities, and activities. IBRD has assessed the rules issued under the Act and has determined that none of the rules has had a material impact on its business.

In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date. The ASU defers for one year the effective date of ASU 2014-09 Revenue from Contracts with Customers. During the fiscal year ended June 30, 2016, the FASB also issued the following amendments that clarify different areas of the guidance in ASU 2014-09: in March 2016, ASU 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net); in April 2016, ASU 2016-10 Revenue from Contracts with Customers (Topic 606): Identifying performance obligations and Licensing; and in May 2016, ASU 2016-12 Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients. While these ASUs clarify the guidance and implementation of certain aspects of ASU 2014-09, they do not change the core principle of the new revenue standard. For IBRD, these ASUs and ASU 2014-09 will be effective beginning from the quarter ending September 30, 2018, with early adoption permitted. IBRD is currently evaluating the impact of these ASUs on its financial statements.

In January 2016, the FASB issued ASU 2016-01, Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities. The ASU makes targeted amendments to existing guidance on recognition and measurement of financial instruments that primarily affect the accounting for equity investments, financial liabilities under the fair value option, and the presentation and disclosure requirements for financial instruments. The new guidance requires that changes in the fair value of financial liabilities measured under the fair value option that are attributable to instrument-specific credit risk are recognized in Other Comprehensive Income (OCI). For IBRD, the ASU will be effective from the quarter ending September 30, 2018. Early adoption is permitted only for certain provisions. IBRD is currently evaluating the impact of this ASU on its financial statements.

92    IBRD FINANCIAL STATEMENTS: JUNE 30, 2016

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The ASU requires that a lessee recognizes on the balance sheet the assets and liabilities that arise from all leases with a lease term of more than twelve months. The recognition, measurement, and presentation of expenses and cash flows by the lessee will primarily depend on the classification of the lease as finance or operating. The accounting applied by a lessor remains largely unchanged from the current guidance, with some targeted improvements. For IBRD, the ASU will be effective from the quarter ending September 30, 2019, with early adoption permitted. IBRD is currently evaluating the impact of this ASU on its financial statements.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. The ASU introduces a new model for the accounting of credit losses of loans and other financial assets measured at amortized cost. Current U.S. GAAP requires an “incurred loss” methodology for recognizing credit losses. The new model, referred to as the current expected credit losses (CECL) model, requires an entity to estimate the credit losses expected over the life of an exposure, considering historical information, current information, and reasonable and supportable forecasts. Additionally, the ASU requires enhanced disclosures about credit quality and significant estimates and judgments used in estimating credit losses. For IBRD, the ASU will be effective beginning from the quarter ending September 30, 2020, with early adoption permitted. IBRD is currently evaluating the impact of the ASU on its financial statements.

NOTE B—CAPITAL STOCK, MAINTENANCE OF VALUE, AND MEMBERSHIP

Capital Stock:    The following table provides a summary of the changes in IBRD’s authorized and subscribed shares during the fiscal years ended June 30, 2016 and June 30, 2015:

	Authorized shares	Subscribed shares
As of June 30, 2014	2,307,600	1,929,711
General and Selective Capital Increase (GCI/SCI)	—	166,037

As of June 30, 2015	2,307,600	2,095,748
GCI/SCI	—	86,520
New membership	—	586

As of June 30, 2016	2,307,600	2,182,854

The following table provides a summary of the changes in subscribed capital, uncalled portion of subscriptions, and paid-in capital during the fiscal years ended June 30, 2016 and June 30, 2015:

In millions of U.S. dollars

	Subscribed capital	Uncalled portion of subscriptions	Paid-in capital
As of June 30, 2014	$232,791	$(218,786)	$14,005
GCI/SCI	20,030	(18,843)	1,187

As of June 30, 2015	252,821	(237,629)	15,192
GCI/SCI	10,437	(9,826)	611
New membership	71	(69)	2

As of June 30, 2016	$263,329	$(247,524)	$15,805

The uncalled portion of subscriptions is subject to call only when required to meet the obligations incurred by IBRD as a result of borrowings, or guaranteeing loans.

On April 12, 2016, Nauru became the 189th member country of IBRD with subscribed capital of $71 million, of which $2 million was paid-in.

Amounts To Maintain the Value of Currency Holdings

The following table summarizes the amounts to maintain the value of currency holdings classified as components of equity at June 30, 2016 and June 30, 2015:

In millions of U.S. dollars

	June 30, 2016	June 30, 2015
MOV receivable	$(348)	$(365)

Net Deferred MOV (receivable) payable	186	(44)
Deferred demand obligations	(130)	(130)

Deferred MOV (receivable) payable	$56	$(174)

IBRD FINANCIAL STATEMENTS: JUNE 30, 2016    93

NOTE C—INVESTMENTS

As of June 30, 2016, IBRD’s investments include the liquid asset portfolio and, holdings relating to the Advanced Market Commitment for Pneumococcal Vaccines Initiative (AMC), PEBP and PCRF.

The composition of IBRD’s net investment portfolio as of June 30, 2016 and June 30, 2015 was as follows:

In millions of U.S. dollars

Net investment portfolio	June 30, 2016	June 30, 2015
Liquid asset portfolio	$50,536	$43,983
PCRF holdings	120	60
AMC holdings	153	156
PEBP holdings	951	906

Total	$51,760	$45,105

Investments held by IBRD are designated as trading and are carried and reported at fair value, or at face value, which approximate fair value. As of June 30, 2016, the majority of Investments is comprised of government and agency obligations, and time deposits (60% and 28%, respectively), with all the instruments being classified as Level 1 and Level 2 within the fair value hierarchy. As of June 30, 2016, U.S. Treasuries represented the largest holding of a single counterparty, and amounted to 14% of the Investments-Trading. Over 99% of IBRD’s investments were rated A and above, as of June 30, 2016.

The majority of the instruments in the Investment-Trading are denominated in U.S. dollar (USD), Japanese yen (JPY) and euro (EUR) (48%, 22% and 14%, respectively). IBRD uses derivative instruments to manage the associated currency and interest rate risk in the portfolio. After considering the effects of these derivatives, IBRD’s investment portfolio has an average repricing of 0.18 years, and is predominantly denominated in USD (98%).

A summary of IBRD’s Investments—Trading at June 30, 2016 and June 30, 2015, is as follows:

In millions of U.S. dollars

	June 30, 2016	June 30, 2015
Equity securities[a]	$523	$504
Government and agency obligations	31,255	24,665
Time deposits	14,261	16,898
ABS	5,629	5,653
Alternative investments[b]	162	103

Total	$51,830	$47,823

a.	Includes $162 million of investments in comingled funds at NAV, related to PEBP holdings ($197 million—June 30, 2015).
b.	Includes investments in hedge funds, private equity funds and real estate funds, related to PEBP holdings, at NAV.

The following table summarizes the currency composition of IBRD’s Investments-Trading, at June 30, 2016 and June 30, 2015:

In millions of U.S. dollars

	June 30, 2016		June 30, 2015
Currency	Carrying Value	Average repricing (years)[a]	Carrying Value	Average repricing (years)[a]
Euro	$7,384	0.60	$7,016	0.82
Japanese yen	11,469	0.23	6,777	0.36
U.S. dollar	25,006	0.58	26,447	0.42
Others	7,971	0.75	7,583	0.59

Total	$51,830	0.53	$47,823	0.50

a.	The average repricing represents the remaining period to the contractual repricing or maturity date, whichever is earlier. This indicates the average length of time for which interest rates are fixed. Equity securities are not subject to repricing.

94    IBRD FINANCIAL STATEMENTS: JUNE 30, 2016

IBRD manages its investments on a net portfolio basis. The following table summarizes IBRD’s net portfolio position as of June 30, 2016 and June 30, 2015:

In millions of U.S. dollars

	June 30, 2016	June 30, 2015
Investments—Trading	$51,830	$47,823
Securities purchased under resale agreements	1,692	2,128
Securities sold under repurchase agreements, securities lent under securities lending agreements, and payable for cash collateral received	(1,685)	(3,575)

Derivative assets
Currency forward contracts	9,423	4,388
Currency swaps	16,346	17,706
Interest rate swaps	116	91
Swaptions, exchange traded options and futures contracts	4	11
Other[a]	*	—

Total	25,889	22,196

Derivative liabilities
Currency forward contracts	(9,598)	(4,366)
Currency swaps	(16,749)	(16,787)
Interest rate swaps	(175)	(107)
Swaptions, exchange traded options and futures contracts	(14)	(19)
Other[a]	—	(* )

Total	(26,536)	(21,279)

Cash held in investment portfolio[b]	1,118	201
Receivable from investment securities traded	42	69
Payable for investment securities purchased[c]	(590)	(2,458)

Net investment portfolio	$51,760	$45,105

a.	These relate to TBA securities.
b.	This amount is included in Unrestricted cash under Due from banks on the Balance Sheet.
c.	This amount includes $34 million of liabilities related to PCRF payable which is included in Accounts payable and miscellaneous liabilities on the Balance Sheet ($13 million—June 30, 2015).
*	Indicates amount less than $0.5 million.

The following table summarizes the currency composition of IBRD’s net investment portfolio at June 30, 2016 and June 30, 2015:

In millions of U.S. dollars

	June 30, 2016		June 30, 2015
Currency	Carrying Value	Average repricing (years)[a]	Carrying Value	Average repricing (years)[a]
U.S. dollar	$50,942	0.18	$44,239	0.34
Others	818	0.67	866	0.05

Total	$51,760	0.18	$45,105	0.35

a.	The average repricing represents the remaining period to the contractual repricing or maturity date, whichever is earlier. This indicates the average length of time for which interest rates are fixed. Equity securities are not subject to repricing.

IBRD uses derivative instruments to manage currency and interest rate risk in the investment portfolio. For details regarding these instruments, see Note F—Derivative Instruments.

As of June 30, 2016, there were $549 million of short sales included in Payable for investment securities purchased on the Balance Sheet ($1,635 million—June 30, 2015). These are reported at fair value on a recurring basis.

During the fiscal year ended June 30, 2014, the AFS portfolio was liquidated, resulting in $240 million of realized losses, included in Unrealized mark-to-market gains and losses on Equity management, net on the Statement of Income. The total proceeds from the sale of these securities were $2,484 million.

IBRD FINANCIAL STATEMENTS: JUNE 30, 2016    95

Fair Value Disclosures

The following tables present IBRD’s fair value hierarchy for investment assets and liabilities measured at fair value on a recurring basis as of June 30, 2016 and June 30, 2015:

In millions of U.S. dollars

	Fair Value Measurements on a Recurring Basis June 30, 2016
	Level 1	Level 2	Level 3	Total
Assets:
Investments—Trading
Equity securities	$361	$—	$—	$523	[a]
Government and agency obligations	20,898	10,357	—	31,255
Time deposits	2,255	12,006	—	14,261
ABS	—	5,629	—	5,629
Alternative investments[b]	—	—	—	162

Total Investments—Trading	$23,514	$27,992	$—	$51,830

Securities purchased under resale agreements	976	716		1,692
Derivative assets-Investments
Currency forward contracts	—	9,423	—	9,423
Currency swaps	—	16,346	—	16,346
Interest rate swaps	—	116	—	116
Swaptions, exchange traded options and futures contracts	*	4	—	4
Other[c]	—	*	—	*

Total Derivative assets-Investments	*	25,889	—	25,889

Total	$24,490	$54,597	$—	$79,411

Liabilities:
Securities sold under repurchase agreements and securities lent under securities lending agreements[d]	$—	$14	$—	$14
Derivative liabilities-Investments
Currency forward contracts	—	9,598	—	9,598
Currency swaps	—	16,749	—	16,749
Interest rate swaps	—	175	—	175
Swaptions, exchange traded options and futures contracts	11	3	—	14
Other[c]	—	—	—	—

Total Derivative liabilities-Investments	11	26,525	—	26,536

Payable for investments securities purchased[e]	549	—	—	549

Total	$560	$26,539	$—	$27,099

a.	Includes $162 million of commingled funds at NAV, related to PEBP holdings and not included in the fair value hierarchy.
b.	Investments at NAV related to PEBP holdings, not included in the fair value hierarchy.
c.	These relate to TBA securities.
d.	Excludes $1,671 million relating to payable for cash collateral received.
e.	This relates to short sales of investments securities.
*	Indicates amount less than $0.5 million.

96    IBRD FINANCIAL STATEMENTS: JUNE 30, 2016

In millions of U.S. dollars

	Fair Value Measurements on a Recurring Basis As of June 30, 2015
	Level 1	Level 2	Level 3	Total
Assets:
Investments—Trading
Equity securities	$307	$—	$—	$504	[a]
Government and agency obligations	15,442	9,223	—	24,665
Time deposits	2,811	14,087	—	16,898
ABS	—	5,653	—	5,653
Alternative investments[b]	—	—	—	103

Total Investments—Trading	$18,560	$28,963	$—	$47,823

Securities purchased under resale agreements	541	1,587	—	2,128
Derivative assets-Investments
Currency forward contracts	—	4,388	—	4,388
Currency swaps	—	17,706	—	17,706
Interest rate swaps	—	91	—	91
Swaptions, exchange traded options and futures contracts	*	11	—	11
Other[c]	—	—	—	—

Total Derivative assets-Investments	*	22,196	—	22,196

Total	$19,101	$52,746	$—	$72,147

Liabilities:
Securities sold under repurchase agreements and securities lent under securities lending agreements[d]	$309	$537	$—	$846
Derivative liabilities-Investments
Currency forward contracts	—	4,366	—	4,366
Currency swaps	—	16,787	—	16,787
Interest rate swaps	—	107	—	107
Swaptions, exchange traded options and futures contracts	8	11	—	19
Other[c]	—	*	—	*

Total Derivative liabilities-Investments	8	21,271	—	21,279

Payable for investments securities purchased[e]	1,635	—	—	1,635

Total	$1,952	$21,808	$—	$23,760

a.	Includes $197 million of commingled funds at NAV, related to PEBP holdings and not included in the fair value hierarchy.
b.	Investments at NAV related to PEBP holdings, not included in the fair value hierarchy.
c.	These relate to TBA securities.
d.	Excludes $2,729 million relating to payable for cash collateral received.
e.	This relates to short sales of investments securities.
*	Indicates amount less than $0.5 million.

As of June 30, 2016 there were no transfers within the fair value hierarchy. As of June 30, 2015, $834 million of investments related to non-U.S. government obligations were transferred from Level 2 to Level 1 within the fair value hierarchy, respectively. This transfer was based on the outcome of the annual review of the inputs used to measure fair value.

Commercial Credit Risk

For the purpose of risk management, IBRD is party to a variety of financial transactions, certain of which involve elements of credit risk. Credit risk exposure represents the maximum potential loss due to possible nonperformance by obligors and counterparties under the terms of the contracts. For all securities, IBRD limits trading to a list of authorized dealers and counterparties. In addition, IBRD receives collateral in connection with resale agreements as well as swap agreements. This collateral serves to mitigate IBRD’s exposure to credit risk.

IBRD FINANCIAL STATEMENTS: JUNE 30, 2016    97

Swap Agreements:    Credit risk is mitigated through the application of eligibility criteria and volume limits for transactions with individual counterparties and through the use of mark-to-market collateral arrangements for swap transactions. IBRD may require collateral in the form of cash or other approved liquid securities from individual counterparties in order to mitigate its credit exposure.

IBRD has entered into master derivative agreements which contain legally enforceable close-out netting provisions. These agreements may further reduce the gross credit risk exposure related to the swaps. Credit risk with financial assets subject to a master derivatives arrangement is further reduced under these agreements to the extent that payments and receipts with the counterparty are netted at settlement. The reduction in exposure as a result of these netting provisions can vary due to the impact of changes in market conditions on existing and new transactions. The extent of the reduction in exposure may therefore change substantially within a short period of time following the balance sheet date. For more information on netting and offsetting provisions see note F—Derivative Instruments.

The following is a summary of the collateral received by IBRD in relation to swap transactions as of June 30, 2016 and June 30, 2015.

In millions of U.S. dollars

	June 30, 2016	June 30, 2015
Collateral received
Cash	$1,671	$2,729
Securities	2,175	2,229

Total collateral received	$3,846	$4,958

Collateral permitted to be repledged	$3,846	$4,958
Amount of collateral repledged	—	—

As of June 30, 2016, IBRD received total cash collateral of $1,671 million ($2,729 million—June 30, 2015), of which $739 million ($2,714 million—June 30, 2015) was invested in highly liquid instruments.

Securities Lending:    IBRD may engage in securities lending and repurchases against adequate collateral, as well as secured borrowing and reverse repurchases (resales) of government and agency obligations, corporate securities and ABS. These transactions have been conducted under legally enforceable master netting arrangements, which allow IBRD to reduce its gross credit exposure related to these transactions. For balance sheet presentation purposes, IBRD presents its securities lending and repurchases, as well as resales, on a gross basis. As of June 30, 2016, there was no amount which could potentially be offset as a result of legally enforceable master netting arrangements ($822 million—June 30, 2015).

Securities lending and repurchase agreements expose IBRD to several risks, including counterparty risk, reinvestment risk, and risk of a collateral gap (increase or decrease in the fair value of collateral pledged). IBRD has procedures in place to ensure that trading activity and balances under these agreements are below predefined counterparty and maturity limits, and to actively manage net counterparty exposure, after collateral, through daily mark-to-market. Whenever the collateral pledged by IBRD related to its borrowings under repurchase agreements and securities lending agreements declines in value, the transaction is re-priced as appropriate by returning cash or pledging additional collateral.

The following is a summary of the carrying amount of the securities transferred under repurchase or securities lending agreements, and the related liabilities:

In millions of U.S. dollars

	June 30, 2016	June 30, 2015	Financial Statement Presentation
Securities transferred under repurchase or securities lending agreements	$14	$844	Included under Investments-Trading on the Balance Sheet.

Liabilities relating to securities transferred under repurchase or securities lending agreements	$14	$846	Included under Securities sold under repurchase agreements, securities lent under securities lending agreements, and payable for cash collateral received, on the Balance Sheet.

Transfers of securities by IBRD to counterparties are not accounted for as sales as the accounting criteria for the treatment as a sale have not been met. Counterparties are permitted to repledge these securities until the repurchase date.

At June 30, 2016, and June 30, 2015 there were no liabilities relating to securities transferred under repurchase or securities lending agreements that had not settled at that date.

98    IBRD FINANCIAL STATEMENTS: JUNE 30, 2016

The following tables present the disaggregation of the gross obligation by class of collateral pledged and the remaining contractual maturities for repurchase or securities lending agreements that are accounted for as secured borrowings as of June 30, 2016 and June 30, 2015:

In millions of U.S. dollars

	June 30, 2016
	Remaining contractual maturity of the agreements
	Overnight and continuous	Up to 30 days	Total
Repurchase or securities lending agreements
Government and agency obligations	$—	$—	$—
Equity securities	14	—	14

Total liabilities relating to securities transferred under repurchase or securities lending agreements	$14	$—	$14

In millions of U.S. dollars
	June 30, 2015
	Remaining contractual maturity of the agreements
	Overnight and continuous	Up to 30 days	Total
Repurchase or securities lending agreements
Government and agency obligations	$557	$277	$834
Equity securities	12	—	12

Total liabilities relating to securities transferred under repurchase or securities lending agreements	$569	$277	$846

In the case of resale agreements, IBRD receives collateral in the form of liquid securities and is permitted to repledge these securities. While these transactions are legally considered to be true purchases and sales, the securities received are not recorded on IBRD’s Balance Sheet as the accounting criteria for treatment as a sale have not been met. As of June 30, 2016, there were no securities which had not settled at that date in securities purchased under resale agreements ($252 million—June 30, 2015). For the remaining purchases, IBRD received securities with a fair value of $1,694 million ($1,875 million—June 30, 2015). None of these securities had been transferred under repurchase or security lending agreements as of that date (Nil—June 30, 2015).

NOTE D—LOANS AND OTHER EXPOSURES

IBRD’s loans and other exposures (exposures) are generally made to, or guaranteed by, member countries of IBRD. In addition, IBRD may also make loans to the IFC, an affiliated organization without any guarantee. IBRD’s loans are reported at amortized cost, with the exception of one loan which is carried and reported at fair value, because it contains an embedded derivative.

IBRD’s loan portfolio includes loans with multicurrency terms, single currency pool terms, variable spread terms and fixed spread terms. At June 30, 2016, only loans with variable spread terms and fixed spread terms (including special development policy loans), were available for new commitments.

As of June 30, 2016, 87% of IBRD’s loans carried variable interest rates. IBRD uses derivative contracts to manage the currency risk as well as repricing risk between its loans and borrowings. These derivatives are included under loan derivatives on the Balance Sheet. After considering the effects of these derivatives, the loan portfolio carried variable interest rates, with a weighted average interest rate of 1.37% as of June 30, 2016 (0.93%—June 30, 2015). For details regarding derivatives used in the loan portfolio see Note F—Derivative Instruments.

The majority of the loans outstanding are denominated in USD (79%) and EUR (19%).

IBRD FINANCIAL STATEMENTS: JUNE 30, 2016    99

As of June 30, 2016, only 0.3% of IBRD’s loans were in nonaccrual status and all were related to one borrower. The total provision for losses on accrual and nonaccrual loans accounted for 0.9% of the total loan portfolio. Based on IBRD’s internal quality indicators, the majority of loans outstanding are in the Medium risk or High risk classes.

A summary of IBRD’s loans outstanding by currency and by interest rate characteristics (fixed or variable) at June 30, 2016 and June 30, 2015 is as follows:

In millions of U.S. dollars

	June 30, 2016
	Euro		Japanese yen		U.S. dollars			Others			Loans Outstanding
	Fixed	Variable	Fixed	Variable	Fixed	Variable		Fixed		Variable	Fixed	Variable	Total
Multicurrency terms [a]
Amount	$36	$10	$40	$8	$51	$413		$15		$1	$142	$432	$574
Weighted average rate (%)[c]	2.78	7.96	2.78	7.96	6.23	7.63		3.44		7.96	4.09	7.64	6.76
Average Maturity (years)	5.12	0.17	5.12	0.24	2.98	0.00		2.66		0.58	4.09	0.01	1.02
Single currency pool terms
Amount	$—	$—	$—	$—	$2	$—		$—		$—	$2	$—	$2
Weighted average rate (%)[c]	—	—	—	—	3.79	—		—		—	3.79	—	3.79
Average Maturity (years)	—	—	—	—	0.16	—		—		—	0.16	—	0.16
Variable-spread terms
Amount	$—	$21,053	$—	$69	$—	$95,210		$—		$1,786	$—	$118,118	$118,118
Weighted average rate (%)[c]	—	0.34	—	0.60	—	1.37		—		9.24	—	1.30	1.30
Average Maturity (years)	—	11.27	—	4.68	—	9.89		—		11.24	—	10.15	10.15
Fixed-spread terms
Amount	$4,602	$6,973	$11	$240	$17,013	$20,938	[b]	$603	[d]	$581	$22,229	$28,732	$50,961
Weighted average rate (%)[c]	3.80	0.60	2.28	0.51	4.07	1.51		6.92		3.40	4.09	1.32	2.53
Average maturity (years)	9.61	8.84	3.27	4.62	6.98	8.37		8.15		10.20	7.55	8.49	8.08

Loans Outstanding
Amount	$4,638	$28,036	$51	$317	$17,066	$116,561		$618		$2,368	$22,373	$147,282	$169,655
Weighted average rate (%)[c]	3.79	0.41	2.67	0.73	4.07	1.42		6.83		7.81	4.09	1.33	1.69
Average Maturity (years)	9.58	10.66	4.72	4.52	6.97	9.58		7.96		10.98	7.53	9.80	9.50

Loans Outstanding													$169,655

Less accumulated provision for loan losses and deferred loan income													2,012

Net loans outstanding													$167,643

In millions of U.S. dollars
	June 30, 2015
	Euro		Japanese yen		U.S. dollars			Others			Loans Outstanding
	Fixed	Variable	Fixed	Variable	Fixed	Variable		Fixed		Variable	Fixed	Variable	Total
Multicurrency terms[a]
Amount	$29	$17	$27	$14	$52	$425		$73		$20	$181	$476	$657
Weighted average rate (%)[c]	2.96	7.72	2.96	7.68	6.94	7.54		3.19		7.59	4.20	7.55	6.63
Average Maturity (years)	4.86	0.39	4.85	0.46	2.49	0.01		4.02		0.66	3.84	0.07	1.11
Single currency pool terms
Amount	$—	$3	$—	$—	$10	$1		$—		$—	$10	$4	$14
Weighted average rate (%)[c]	—	0.47	—	—	4.19	3.61		—		—	4.19	0.99	3.39
Average Maturity (years)	—	0.60	—	—	0.56	0.11		—		—	0.56	0.52	0.55
Variable-spread terms
Amount	$—	$18,365	$—	$64	$—	$83,041		$—		$1,894	$—	$103,364	$103,364
Weighted average rate (%)[c]	—	0.46	—	0.70	—	0.82		—		9.08	—	0.91	0.91
Average Maturity (years)	—	11.02	—	3.85	—	10.11		—		12.21	—	10.31	10.31
Fixed-spread terms
Amount	$5,346	$6,621	$11	$221	$18,591	$20,809	[b]	$649	[e]	$729	$24,597	$28,380	$52,977
Weighted average rate (%)[c]	3.90	0.72	2.28	0.64	4.10	0.99		6.91		2.62	4.13	0.97	2.44
Average maturity (years)	9.23	7.89	3.76	5.17	7.22	8.37		8.42		10.59	7.69	8.29	8.01

Loans Outstanding
Amount	$5,375	$25,006	$38	$299	$18,653	$104,276		$722		$2,643	$24,788	$132,224	$157,012
Weighted average rate (%)[c]	3.90	0.53	2.77	0.98	4.11	0.88		6.54		7.29	4.12	0.94	1.45
Average Maturity (years)	9.21	10.18	4.55	4.67	7.20	9.73		7.98		11.68	7.66	9.84	9.49

Loans Outstanding													$157,012

Less accumulated provision for loan losses and deferred loan income													1,972

Net loans outstanding													$155,040

a.	Variable rates for multilateral loans are based on the weighted average cost of allocated debt.
b.	Includes loans to IFC.
c.	Excludes effects of any waivers of loan interest.
d.	Includes loans at fair value of $123 million.
e.	Includes loans at fair value of $125 million.

100    IBRD FINANCIAL STATEMENTS: JUNE 30, 2016

The maturity structure of IBRD’s loans at June 30, 2016 and June 30, 2015 is as follows:

In millions of U.S. dollars

	June 30, 2016
Terms/Rate Type	July 1, 2016 through June 30, 2017		July 1, 2017 through June 30, 2021	July 1, 2021 through June 30, 2026	Thereafter	Total
Multicurrency terms
Fixed	$41		$45	$56	$—	$142
Variable	432		—	—	—	432

Single currency pool terms
Fixed	2		—	—	—	2
Variable	—		—	—	—	—

Variable-spread terms
Fixed	—		—	—	—	—
Variable	4,705		21,164	34,107	58,142	118,118

Fixed-spread terms
Fixed	2,228	[a]	7,506	5,383	7,112	22,229
Variable	2,127		7,920	8,534	10,151	28,732

All Loans
Fixed	2,271		7,551	5,439	7,112	22,373
Variable	7,264		29,084	42,641	68,293	147,282

Total loans outstanding	$9,535		$36,635	$48,080	$75,405	$169,655

a.	Includes loans at fair value of $123 million.

In millions of U.S. dollars

	June 30, 2015
Terms/Rate Type	July 1, 2015 through June 30, 2016	July 1, 2016 through June 30, 2020		July 1, 2020 through June 30, 2025	Thereafter	Total
Multicurrency terms
Fixed	$64	$52		$54	$11	$181
Variable	467	9		—	—	476

Single currency pool terms
Fixed	8	2		—	—	10
Variable	4	—		—	—	4

Variable-spread terms
Fixed	—	—		—	—	—
Variable	4,520	18,209		28,561	52,074	103,364

Fixed-spread terms
Fixed	2,648	8,325	[a]	5,449	8,175	24,597
Variable	2,031	8,458		8,911	8,980	28,380

All Loans
Fixed	2,720	8,379		5,503	8,186	24,788
Variable	7,022	26,676		37,472	61,054	132,224

Total loans outstanding	$9,742	$35,055		$42,975	$69,240	$157,012

a.	Includes loans at fair value of $125 million.

Credit Quality of Sovereign Exposures

Based on an evaluation of IBRD’s exposures, management has determined that IBRD has one portfolio segment – Sovereign Exposures. IBRD’s loans constitute the majority of the Sovereign Exposures portfolio segment.

IBRD’s country risk ratings are an assessment of its borrowers’ ability and willingness to repay IBRD on time and in full. These ratings are internal credit quality indicators. Individual country risk ratings are derived on the basis of both quantitative and qualitative analysis. The components considered in the analysis can be grouped broadly into eight categories: political risk, external debt and liquidity, fiscal policy and public debt burden, balance of payments risks, economic structure and growth prospects, monetary and exchange rate policy, financial sector risks, and corporate sector debt and vulnerabilities. For the purpose of analyzing the risk characteristics of IBRD’s exposures, these exposures are grouped into three classes in accordance with assigned borrower risk ratings which relate to the likelihood of loss: Low, Medium and High risk classes, as well as exposures in nonaccrual status. IBRD considers all exposures in non accrual status to be impaired.

IBRD’s borrowers’ country risk ratings are key determinants in the provision for losses. Country risk ratings are determined in review meetings that take place several times a year. All countries are reviewed at least once a year, or more frequently, if circumstances warrant, to determine the appropriate ratings.

IBRD considers loans to be past due when a borrower fails to make payment on any principal, interest or other charges due to IBRD on the dates provided in the contractual loan agreement.

IBRD FINANCIAL STATEMENTS: JUNE 30, 2016    101

The following table provides an aging analysis of the loan portfolio as of June 30, 2016 and June 30, 2015:

In millions of U.S. dollars

	June 30, 2016
Days past due	Up to 45	46-60	61-90	91-180	Over 180	Total Past Due	Current	Total
Risk Class
Low	$—	$—	$—	$—	$—	$—	$21,923	$21,923
Medium	—	—	—	—	—	—	75,973	75,973
High				—	—	—	71,192	71,192

Loans in accrual status[a]	—	—	—	—	—	—	169,088	169,088
Loans in nonaccrual status[a]	—	—	—	—	444	444	—	444
Loan at fair value[b]	—	—	—	—	—	—	123	123

Total	$—	$—	$—	$—	$444	$444	$169,211	$169,655

In millions of U.S. dollars

	June 30, 2015
Days past due	Up to 45	46-60	61-90	91-180	Over 180	Total Past Due	Current	Total
Risk Class
Low	$—	$—	$—	$—	$—	$—	$20,574	$20,574
Medium	—	—	—	—	—	—	81,233	81,233
High	—	—	—	—	—	—	54,628	54,628

Loans in accrual status[a]	—	—	—	—	—	—	156,435	156,435
Loans in nonaccrual status[a]	—	—	—	—	452	452	—	452
Loan at fair value[b]	—	—	—	—	—	—	125	125

Total	$—	$—	$—	$—	$452	$452	$156,560	$157,012

a.	At amortized cost.
b.	For the loan that is reported at fair value, and which is in accrual status, the credit risk assessment is incorporated in the determination of the fair value.

Accumulated Provision for Losses on Loans and Other Exposures

Management determines the appropriate level of accumulated provisions for losses, which reflects the probable losses inherent in IBRD’s exposures. Probable losses comprise estimates of potential losses arising from default and nonpayment of principal amounts due, as well as present value losses. Delays in receiving loan payments result in present value losses to IBRD since it does not charge fees or additional interest on any overdue interest or charges. These present value losses are equal to the difference between the present value of payments of interest and charges made according to the related instrument’s contractual terms and the present value of its expected future cash flows. It is IBRD’s practice not to write off its loans. All contractual obligations associated with exposures in nonaccrual status have eventually been cleared, thereby allowing borrowers to eventually emerge from nonaccrual status. To date, no loans have been written off.

Notwithstanding IBRD’s historical experience, the risk of losses associated with nonpayment of principal amounts due is included in the accumulated provision for losses on loans and other exposures.

102    IBRD FINANCIAL STATEMENTS: JUNE 30, 2016

Changes to the Accumulated provision for losses on loans and other exposures for the fiscal years ended June 30, 2016, June 30, 2015 and June 30, 2014 are summarized below:

In millions of U.S. dollars

	June 30, 2016			June 30, 2015			June 30, 2014
	Loans	Other[a]	Total	Loans	Other	Total	Loans	Other	Total
Accumulated provision, beginning of the fiscal year	$1,554	$39	$1,593	$ 1,626	$41	$1,667	$1,659	$54	$1,713
Provision—charge (release)	17	40	57	(11)	1	(10)	(46)	(14)	(60)
Translation adjustment	*	*	*	(61)	(3)	(64)	13	1	14

Accumulated provision, end of the fiscal year	$1,571	$79	$1,650	$ 1,554	$39	$1,593	$1,626	$41	$1,667

Composed of accumulated provision for losses on:
Loans in accrual status	$1,349			$ 1,328			$1,395
Loans in nonaccrual status	222			226			231

Total	$1,571			$ 1,554			$1,626

Loans, end of the fiscal year:
Loans at amortized cost in accrual status	$169,088			$156,435			$153,418
Loans at amortized cost in nonaccrual status	444			452			462
Loan at fair value in accrual status	123			125			141

Total	$169,655			$157,012			$154,021

a.	Provision does not include recoverable asset received under the EEAs for guarantee received (for more details see Guarantees section).

Reported as follows

	Balance Sheet	Statement of Income
Accumulated Provision for Losses on:

Loans	Accumulated provision for losses on loans	Provision for losses on loans and other exposures

Other exposures (excluding exposures to member countries’ derivatives)	Accounts payable and miscellaneous liabilities	Provision for losses on loans and other exposures

Exposures to member countries’ Derivatives	Derivative Assets – Client Operations	Unrealized mark-to-market gains/losses on non-trading portfolios—Other, net

At June 30, 2016, there were no principal or interest amounts on loans in accrual status, which were overdue by more than three months. The following tables provide a summary of selected financial information related to loans in nonaccrual status as of and for the fiscal years ended June 30, 2016, and June 30, 2015:

In millions of U.S. dollars

	June 30, 2016	June 30, 2015
Recorded investment in nonaccrual loans[a]	$444	$452
Accumulated provision for loan losses on nonaccrual loans	222	226
Average recorded investment in nonaccrual loans for the fiscal year[b]	449	457
Overdue amounts of nonaccrual loans:	896	873
Principal	444	452
Interest and charges	452	421

a.	A loan loss provision has been recorded against each of the loans in nonaccrual status.
b.	For the fiscal year ended June 30, 2014: $462 million.

In millions of U.S. dollars

	2016	2015	2014
Interest revenue not recognized as a result of loans being in nonaccrual status	$35	$35	$36

During the fiscal year ended June 30, 2016 and June 30, 2015 no loans were placed into nonaccrual status or restored to accrual status.

In addition, during the fiscal years ended June 30, 2016, interest revenue recognized on loans in nonaccrual status was $4 million ($2 million—June 30, 2015 and $2 million—June 30, 2014).

Effective July 16, 2013, all loans made to or guaranteed by Iran were placed into nonaccrual status. Subsequently, on September 27, 2013, Iran cleared all of its overdue principal and charges due to IBRD and the loans to, or guaranteed by Iran were restored to accrual status on that date. Interest revenue for the fiscal year ended June 30, 2014, increased by $8 million, $7 million of which represented interest and other charges that would have been accrued as of June 30, 2013 had these loans not been placed in nonaccrual status.

IBRD FINANCIAL STATEMENTS: JUNE 30, 2016    103

Information relating to the sole borrowing member with loans or guarantees in nonaccrual status at June 30, 2016 follows:

In millions of U.S. dollars

Borrower	Principal Outstanding	Principal, Interest and Charges Overdue	Nonaccrual Since
Zimbabwe	$444	$896	October 2000

Guarantees

Guarantees of $5,220 million were outstanding at June 30, 2016 ($1,432 million—June 30, 2015). This amount represents the maximum potential amount of undiscounted future payments that IBRD could be required to make under these guarantees, and is not included in the Balance Sheet. These guarantees have original maturities ranging between 5 and 20 years, and expire in decreasing amounts through 2030.

At June 30, 2016, liabilities related to IBRD’s obligations under guarantees of $387 million ($42 million—June 30, 2015), have been included in Accounts payable and miscellaneous liabilities on the Balance Sheet. These include the accumulated provision for guarantee losses of $62 million ($17 million—June 30, 2015).

During the fiscal years ended June 30, 2016 and June 30, 2015, no guarantees provided by IBRD were called.

During the fiscal year ended June 30, 2014, IBRD executed an EEA with MIGA for $120 million (see Note H—Transactions with Affiliated Organizations). In addition, on December 15, 2015, IBRD signed and executed two EEAs: one with the African Development Bank for $1,588 million and the other with the Inter-American Development Bank for $2,021 million. While these agreements are not legally considered guarantees, they meet the accounting criteria for financial guarantees and are therefore recognized as financial guarantees in IBRD’s financial statements.

Information on the location and amounts associated with the EEAs included in the Balance Sheet and Statement of Income as of and for the fiscal year ended June 30, 2016, is presented in the following table:

In millions of U.S. dollars

	June 30, 2016
	Notional amount	(Stand ready obligation) Asset	Location on Balance Sheet	(Provision) Recoverable asset	Location on Balance Sheet	Location on Statement of Income
Guarantee provided[a]	$3,692	$(292)	Other liabilities	$(41)	Other liabilities	Provision for losses on loans and other exposures
Guarantee received	(3,694)	292	Other assets	42	Other assets	Other income

Total	$(2)	$—		$1

a.	Notional amount, stand ready obligation and provision for the guarantee provided are included in guarantees outstanding of $5,220 million, obligations under guarantees of $387 million and accumulated provision for guarantee losses of $62 million, respectively.

Waivers of Loan Charges

IBRD provides waivers on eligible loans, which include a portion of interest on loans, a portion of the commitment charge on undisbursed balances and a portion of the front-end fee charged on all eligible loans. Waivers are approved annually by the Executive Directors of IBRD.

The reduction in net income for the fiscal years ended June 30, 2016, June 30, 2015 and June 30, 2014 resulting from waivers of loan charges, is summarized in the following table:

In millions of U.S. dollars

	2016	2015	2014
Interest waivers	$83	$99	$115
Commitment charge waivers	2	4	9
Front-end fee waivers	15	17	21

Total	$100	$120	$145

104    IBRD FINANCIAL STATEMENTS: JUNE 30, 2016

Segment Reporting

Based on an evaluation of IBRD’s operations, management has determined that IBRD has only one reportable segment since financial results are reviewed and resource allocation decisions are made at the entity level.

Loan revenue comprises interest, commitment fees, loan origination fees and prepayment premia, net of waivers. For the fiscal year ended June 30, 2016, loans to one country individually generated in excess of 10 percent of loan revenue; this amounted to $279 million.

The following table presents IBRD’s loan revenue and associated outstanding loan balances, by geographic region, as of and for the fiscal years ended June 30, 2016 and June 30, 2015:

In millions of U.S. dollars

	2016		2015
Region	Loans Outstanding	Loan Revenue[b]	Loans Outstanding	Loan Revenue[b]
Africa	$3,547	$183	$3,061	$142
East Asia and Pacific	35,569	515	32,101	411
Europe and Central Asia	43,949	434	41,898	408
Latin America and the Caribbean	56,303	1,067	53,974	967
Middle East and North Africa	15,870	174	12,128	141
South Asia	14,212	137	13,637	87
Other[a]	205	1	213	1

Total	$169,655	$2,511	$157,012	$2,157

a.	Represents loans to IFC, an affiliated organization.
b.	Does not include interest expenses, net of $872 million from loan related derivatives ($971 million—June 30, 2015). Includes commitment charges of $34 million ($16 million—June 30, 2015).

Fair Value Disclosures

The only loan carried at fair value is classified as Level 3. This loan has an embedded derivative and its fair value is estimated on a matrix basis against the related bond. As IBRD’s loans are not traded, the yield which is used as a key input to determining the fair value of this loan is not observable. The yield applied in determining the fair value of the loan at June 30, 2016 was 4.65%. An increase (decrease) in the yield would result in a decrease (increase) in the fair value of the loan.

The following table provides a summary of changes in the fair value of IBRD’s Level 3 loan during the fiscal year ended June 30, 2016 and June 30, 2015:

In millions of U.S. dollars

	2016	2015
Beginning of the fiscal year	$125	$141
Total realized/unrealized mark-to-market gains (losses) in:
Net income	13	5
Other comprehensive (loss) income	(15)	(21)

End of the fiscal year	$123	$125

Information on unrealized mark-to-market gains or losses, relating to IBRD’s Level 3 loan, included in revenue, for the fiscal years ended June 30, 2016, June 30, 2015, and June 30, 2014, as well as where those amounts are included in Statement of Income, is presented in the following table:

In millions of U.S. dollars

Unrealized mark-to-market gains (losses)	2016	2015	2014
Statement of Income line
Unrealized mark-to-market gains (losses) on Loans, net	$1	$(5)	$(2)

IBRD FINANCIAL STATEMENTS: JUNE 30, 2016    105

The table below presents the fair value of all IBRD’s loans, along with their respective carrying amounts as of June 30, 2016 and June 30, 2015:

In millions of U.S. dollars

	June 30, 2016		June 30, 2015
	Carrying Value	Fair Value	Carrying Value	Fair Value
Net loans outstanding	$167,643	$172,577	$155,040	$155,910

Valuation Methods and Assumptions

All of IBRD’s loans are made to, or guaranteed by, countries that are members of IBRD, except for those loans made to IFC. IBRD does not currently sell its loans.

As of June 30, 2016 and June 30, 2015, except for the one loan which is reported at fair value, all other loans are carried at amortized cost. The fair value of these loans is calculated using a discounted cash flow method. This method incorporates Credit Default Swap spreads for each borrower and reflects the existence of an implicit interest rate floor in the terms of IBRD loans. Basis adjustments are applied to market recovery levels to reflect IBRD’s recovery experience. IBRD’s loans, including the one loan reported at fair value on a recurring basis, are classified as Level 3 within the fair value hierarchy.

NOTE E—BORROWINGS

IBRD issues unsubordinated and unsecured fixed and variable rate debt in a variety of currencies. Some of these debt instruments are callable. Variable rates may be based on, for example, exchange rates, interest rates or equity indices.

Borrowings issued by IBRD are carried and reported at fair value. As of June 30, 2016, the majority of the instruments in the portfolio were classified as Level 2, within the fair value hierarchy. In addition, most of these instruments were denominated in USD, EUR, Australian dollar (AUD) and GBP (66%, 11%, 7% and 3%, respectively).

IBRD uses derivatives to manage the repricing risk between loans and borrowings. After the effect of these derivatives, the borrowing portfolio carried variable interest rates, with a weighted average cost of 0.75% as of June 30, 2016 (0.27% as of June 30, 2015).

The following table summarizes IBRD’s borrowing portfolio after derivatives as of June 30, 2016 and June 30, 2015:

In millions of U.S. dollars

	June 30, 2016	June 30, 2015
Borrowings [a]	$181,723	$160,980
Currency swaps, net	1,279	1,433
Interest rate swaps, net	(4,771)	(3,560)

	$178,231	$158,853

a.	Includes $455 million of unsettled borrowings, representing a non-cash financing activity, for which there is a related receivable included in Other assets on the Condensed Balance Sheet ($225 million—June 30, 2015).

For details regarding the derivatives used in the borrowing portfolio, see Note F—Derivative Instruments.

The following table provides a summary of the interest rate characteristics of IBRD’s borrowings at June 30, 2016 and June 30, 2015:

In millions of U.S. dollars

	June 30, 2016	WAC[a] (%)	June 30, 2015	WAC[a] (%)
Fixed	$150,728	2.27	$133,821	2.39
Variable	25,036	1.83	22,784	1.97

Borrowings [b]	$175,764	2.20%	$156,605	2.33%
Fair Value Adjustment	5,959		4,375

Borrowings at fair value	$181,723		$160,980

a.	WAC refers to weighted average cost.
b.	At amortized cost.

106    IBRD FINANCIAL STATEMENTS: JUNE 30, 2016

At June 30, 2016 and June 30, 2015, the currency composition of debt in IBRD’s borrowings portfolio before derivatives was as follows:

In millions of U.S. dollars

	June 30, 2016	June 30, 2015
U.S. Dollar	66.0%	64.2%
Euro	11.1	12.4
Australian dollar	7.1	7.0
Pound Sterling	3.0	3.4
New Zealand dollar	3.2	2.5
Japanese yen	2.0	2.1
Others	7.6	8.4

	100.0%	100.0%

The maturity structure of IBRD’s borrowings outstanding at June 30, 2016 and June 30, 2015 was as follows:

In millions of U.S. dollars

	June 30, 2016	June 30, 2015
Less than 1 year	$34,604	$37,278
Between
1 - 2 years	28,203	31,128
2 - 3 years	29,585	22,508
3 - 4 years	20,911	17,590
4 - 5 years	27,262	16,096
Thereafter	41,158	36,380

	$181,723	$160,980

IBRD’s borrowings have original maturities ranging from 20 days to 50 years, with the final maturity in 2064.

Fair Value Disclosures

IBRD’s fair value hierarchy for borrowings measured at fair value on a recurring basis as of June 30, 2016 and June 30, 2015 is as follows:

In millions of U.S. dollars

	June 30, 2016	June 30, 2015
Level 1	$—	$—
Level 2	178,932	158,574
Level 3	2,791	2,406

	$181,723	$160,980

The following table provides a summary of changes in the fair value of IBRD’s Level 3 borrowings during the fiscal years ended June 30, 2016 and June 30, 2015:

In millions of U.S. dollars

	2016	2015
Beginning of the fiscal year	$2,406	$3,883
Total realized/unrealized mark-to-market (gains) losses in:
Net income	(113)	331
Other comprehensive income	64	(521)
Issuances	369	1,251
Settlements	(450)	(1,906)
Transfers into (out of), net	515	(632)

End of the fiscal year	$2,791	$2,406

The following table provides information on the unrealized mark-to-market gains or losses included in the statement of income for the fiscal years ended June 30, 2016, June 30, 2015 and June 30, 2014, relating to IBRD’s Level 3 borrowings still held at June 30, 2016, June 30, 2015 and June 30, 2014, as well as where those amounts are included in the Statement of Income.

In millions of U.S. dollars

Unrealized mark-to-market gains (losses)	2016	2015	2014
Statement of Income
Unrealized mark-to-market gains (losses) on Borrowings, net	$123	$(178)	$(306)

IBRD FINANCIAL STATEMENTS: JUNE 30, 2016    107

The following table provides information on the unrealized mark-to-market gains or losses included in the statement of income for the fiscal years ended June 30, 2016, June 30, 2015 and June 30, 2014 relating to IBRD’s borrowings held at June 30, 2016, June 30, 2015 and June 30, 2014, as well as where those amounts are included in the Statement of Income.

In millions of U.S. dollars

Unrealized mark-to-market (losses) gains	2016	2015	2014
Statement of Income
Unrealized mark-to-market (losses) gains on Borrowings, net	$(1,735)	$292	$47

During the fiscal year ended June 30, 2016, IBRD’s credit spreads widened. The estimated financial effects on the fair value of the debt issued and outstanding as of June 30, 2016, were unrealized mark-to-market gains of $1,409 million. During the fiscal year ended June 30, 2015, IBRD’s credit spreads tightened. The estimated financial effects on the fair value of the debt issued and outstanding as of June 30, 2015, were unrealized mark-to-market losses of $78 million. These amounts were determined using observable changes in IBRD’s credit spreads.

IBRD’s Level 3 borrowings primarily relate to structured bonds. The fair value of these bonds is estimated using valuation models that incorporate model parameters, observable market inputs, and unobservable inputs. The significant unobservable inputs used in the fair value measurement of structured bonds are correlations and long-dated interest rate volatilities. Generally, the movements in correlations are considered to be independent of the movements in long-dated interest rate volatilities.

Correlation is the statistical measurement of the relationship between two variables. For contracts where the holder benefits from the convergence of the underlying index prices (e.g. interest rates and foreign exchange rates), an increase in correlation generally results in an increase in the fair value of the instrument. The magnitude and direction of the fair value adjustment will depend on whether the holder is short or long the option.

Interest rate volatility is the extent to which the level of interest rates change over time. For purchased options, an increase in volatility will generally result in an increase in the fair value. In general, the volatility used to price the option depends on the maturity of the underlying instrument and the option strike price. In the fiscal year ended June 30, 2016, the interest rate volatilities were extrapolated and thus are considered an unobservable input for the full term structure (i.e. 6 month to 40 years) for certain currencies. In the fiscal year ended June 30, 2015, the interest rate volatilities are considered an unobservable input for maturities greater than ten years for certain currencies.

108    IBRD FINANCIAL STATEMENTS: JUNE 30, 2016

The following table provides a summary of the valuation technique applied in determining fair values of these Level 3 instruments and quantitative information regarding the significant unobservable inputs used. Level 3 insturments represent 2% of IBRD’s Borrowings as of June 30, 2016.

In millions of U.S. dollars

Portfolio	Fair Value at June 30, 2016	Fair Value at June 30, 2015	Valuation technique	Unobservable input	Range (average), June 30, 2016	Range (average), June 30, 2015

Borrowings	$2,791	$2,406	Discounted Cash Flow	Correlations	-37% to 83% (15%)	-50% to 72% (2%)
				Interest rate volatilities	28% to 487% (445%)	19% to 71% (36%)

The table below provides the details of all inter-level transfers for the fiscal year ended June 30, 2016 and June 30, 2015. Transfers from Level 3 to Level 2 are due to increased price transparency, and vice versa.

In millions of U.S. dollars

	June 30, 2016		June 30, 2015
	Level 2	Level 3	Level 2	Level 3
Borrowings
Transfer into (out of)	$19	$(19)	$634	$(634)
Transfer (out of) into	(534)	534	(2)	2

	$(515)	$515	$632	$(632)

Presented below is the difference between the aggregate fair value and aggregate contractual principal balance of borrowings:

In millions of U.S. dollars

	Fair Value	Principal Amount Due Upon Maturity	Difference
June 30, 2016	$181,723	$180,863	$860
June 30, 2015	$160,980	$160,568	$412

NOTE F—DERIVATIVE INSTRUMENTS

IBRD uses derivative instruments in its investment, loan and borrowing portfolios, and for asset/liability management purposes (including equity management). It also offers derivative intermediation services to clients and concurrently enters into offsetting transactions with market counterparties.

The following table summarizes IBRD’s use of derivatives in its various financial portfolios:

Portfolio	Derivative instruments used	Purpose / Risk being managed
Risk management purposes:

Investments	Currency swaps, interest rate swaps, currency forward contracts, options, swaptions and futures contracts, TBA securities	Manage currency and interest rate risks in the portfolio

Loans	Currency swaps, and interest rate swaps	Manage currency risk as well as repricing risks between loans and borrowings

Borrowings	Currency swaps, and interest rate swaps	Manage currency risk as well as repricing risks between loans and borrowings

Other assets/liabilities	Currency swaps, and interest rate swaps	Manage currency risk and the duration of IBRD’s equity (equity management)

Other purposes:

Client operations	Currency swaps, and interest rate swaps	Assist clients in managing risks

IBRD engages in an equity management strategy, which employs interest rate swaps to manage the duration of its equity. As of June 30, 2016, the duration of IBRD’s equity was 4.4 years (4.8 years—June 30, 2015).

Under client operations, derivative intermediation services are provided to the following:

Borrowing Countries: Currency and interest rate swap transactions are executed between IBRD and its borrowers under master derivatives agreements.

Non-Affiliated Organizations: IBRD has a master derivatives agreement with the International Finance Facility for Immunisation (IFFIm), under which several transactions have been executed.

IBRD FINANCIAL STATEMENTS: JUNE 30, 2016    109

Affiliated Organizations: Derivative contracts are executed between IBRD and IDA, under an agreement allowing IBRD to intermediate derivative contracts on behalf of IDA.

On July 1, 2000, IBRD adopted FASB’s guidance on derivatives and hedging. This guidance requires that derivative instruments be recorded on the balance sheet at fair value. IBRD has elected not to designate any qualifying hedging relationships for accounting purposes. Rather, all derivative instruments are marked to fair value, with the changes in fair value recognized in net income. While IBRD believes that its hedging strategies achieve its objectives, the application of qualifying hedging criteria for accounting purposes would not appropriately reflect IBRD’s risk management strategies.

The following tables provide information on the fair value amounts and the location of the derivative instruments on the Balance Sheet, as well as notional amounts and credit risk exposures of those derivative instruments as of June 30, 2016 and June 30, 2015:

Fair value of derivative instruments on the Balance Sheet:

In millions of U.S. dollars

	Balance Sheet Location
	Derivative Assets		Derivative Liabilities
	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015
Derivatives not designated as hedging instruments
Swaptions, exchange traded options and futures contracts – Investment-Trading	$4	$11	$14	$19

Interest rate swaps	10,405	6,510	6,791	4,450

Currency swaps[a]	134,079	127,804	134,936	127,855
Other[b]	*	—	—	*

Total derivatives	$144,488	$134,325	$141,741	$132,324

a.	Includes currency forward contracts and structured swaps.
b.	These relate to TBA securities.
*	Indicates amount less than $0.5 million

110    IBRD FINANCIAL STATEMENTS: JUNE 30, 2016

Notional amounts and credit risk exposure of the derivative instruments:

In millions of U.S. dollars

Type of contract	June 30, 2016	June 30, 2015
Investments—Trading
Interest rate swaps
Notional principal	$10,997	$8,755
Credit exposure	116	91
Currency swaps (including currency forward contracts)
Credit exposure	390	1,136
Swaptions, exchange traded options and futures contracts[a]
Notional long position	176	1,313
Notional short position	2,294	7,224
Credit exposure	4	11
Other derivatives[b]
Notional long position	28	28
Notional short position	—	—
Credit exposure	*	—
Loans
Interest rate swaps
Notional principal	25,583	28,118
Credit exposure	69	139
Currency swaps
Credit exposure	968	507
Client operations
Interest rate swaps
Notional principal	22,237	23,024
Credit exposure	1,992	1,221
Currency swaps
Credit exposure	1,749	1,657
Borrowings
Interest rate swaps
Notional principal	217,961	184,491
Credit exposure	5,840	4,325
Currency swaps
Credit exposure	7,890	8,025
Other derivatives
Interest rate swaps
Notional principal	51,938	45,647
Credit exposure	2,388	734
Currency swaps
Credit exposure	33	—

a.	Exchange traded instruments are generally subject to daily margin requirements and are deemed to have no material credit risk. All swaptions, options, and futures contracts are interest rate contracts.
b.	These relate to TBA securities.
*	Indicates amount less than $0.5 million.

IBRD is not required to post collateral under its derivative agreements as long as it maintains a AAA credit rating. The aggregate fair value of all derivative instruments with credit-risk related contingent features that are in a liability position as of June 30, 2016 is $3,385 million ($4,230 million—June 30, 2015). IBRD has not posted any collateral with these counterparties due to its AAA credit rating.

If the credit-risk related contingent features underlying these agreements were triggered to the extent that IBRD would be required to post collateral as of June 30, 2016, the amount of collateral that would need to be posted would be $776 million ($1,709 million—June 30, 2015). Subsequent triggers of contingent features would require posting of additional collateral, up to a maximum of $3,385 million as of June 30, 2016 ($4,230 million—June 30, 2015). In contrast, IBRD received collateral totaling $3,846 million as of June 30, 2016 ($4,958 million—June 30, 2015) in relation to swap transactions (see Note C—Investments).

IBRD FINANCIAL STATEMENTS: JUNE 30, 2016    111

The following table provides information on unrealized mark-to-market gains and losses on non-trading derivatives during the fiscal years ended June 30, 2016, June 30, 2015 and June 30, 2014, and their location on the Statement of Income:

In millions of U.S. dollars

	Statement of Income line	Unrealized mark-to-market gains (losses)
		2016	2015	2014
Derivatives not designated as hedging instruments, and not held in a trading portfolio[a]

Interest rate swaps	Equity management, Loans, Borrowings, and Other, net	$1,974	$(684)	$(772)

Currency swaps (including currency forward contracts and structured swaps)		458	454	190

Total		$2,432	$(230)	$(582)

a.	For alternative disclosures about trading derivatives, see the following table.

All of the instruments in IBRD’s investment portfolio are held for trading purposes. Within the investment portfolio, IBRD holds highly rated fixed income securities, equity securities as well as derivatives. The trading portfolio is primarily held to ensure the availability of funds to meet future cash flow requirements and for liquidity management purposes.

The following table provides information on the location and amount of unrealized mark-to-market gains and losses on the net investment-trading portfolio and their location on the Statement of Income during the fiscal years ended June 30, 2016, June 30, 2015 and June 30, 2014:

In millions of U.S. dollars

Statement of Income line	Unrealized mark-to-market (losses) gains [a]
	2016	2015	2014
Type of instrument
Fixed income (including associated derivatives)	$(20)	$(146)	$(202)
Equity	(11)	4	26

	$(31)	$(142)	$(176)

a.	Amounts associated with each type of instrument include gains and losses on both derivative instruments and non-derivative instruments.

Offsetting assets and liabilities

IBRD enters into International Swaps and Derivatives Association, Inc. (ISDA) master netting agreements with substantially all of its derivative counterparties. These legally enforceable master netting agreements give IBRD the right to liquidate securities held as collateral and to offset receivables and payables with the same counterparty, in the event of default by the counterparty.

112    IBRD FINANCIAL STATEMENTS: JUNE 30, 2016

The following table summarizes information on derivative assets and liabilities (before and after netting adjustments) that are reflected on IBRD’s Balance Sheet as of June 30, 2016 and June 30, 2015. Total derivative assets and liabilities are adjusted on an aggregate basis to take into consideration the effects of legally enforceable master netting agreements. The net derivative asset positions have been further reduced by the cash and securities collateral received.

In millions of U.S. dollars

	June 30, 2016
	Location on the Balance Sheet
	Derivative Assets			Derivative Liabilities
	Gross Amounts Recognized	Gross Amounts Offset	Net Amounts Presented	Gross Amounts Recognized	Gross Amounts Offset	Net Amounts Presented
Interest rate swaps	$22,347	$(11,942)	$10,405	$19,323	$(12,532)	$6,791
Currency swaps[a]	134,079	—	134,079	134,936	—	134,936
Other[b]	4	—	4	16	(2)	14

Total	$156,430	$(11,942)	$144,488	$154,275	$(12,534)	$141,741

Amounts subject to legally enforceable master netting agreements[c]			(138,206)			(138,206)

Net derivative positions at counterparty level before collateral			6,282			3,535

Less:
Cash collateral received[d]			1,646
Securities collateral received[d]			1,543

Net derivative exposure after collateral			$3,093

a.	Includes currency forward contracts and structured swaps.
b.	These relate to swaptions, exchange traded options, futures contracts and TBA securities.
c.	Not offset on the Balance Sheet.
d.	Does not include excess collateral received.

In millions of U.S. dollars

	June 30, 2015
	Location on the Balance Sheet
	Derivative Assets			Derivative Liabilities
	Gross Amounts Recognized	Gross Amounts Offset	Net Amounts Presented	Gross Amounts Recognized	Gross Amounts Offset	Net Amounts Presented
Interest rate swaps	$24,968	$(18,458)	$6,510	$16,938	$(12,488)	$4,450
Currency swaps[a]	127,804	—	127,804	127,855	—	127,855
Other[b]	11	—	11	22	(3)	19

Total	$152,783	$(18,458)	$134,325	$144,815	$(12,491)	$132,324

Amounts subject to legally enforceable master netting agreements[c]			(128,010)			(128,010)

Net derivative positions at counterparty level before collateral			6,315			4,314

Less:
Cash collateral received[d]			2,284
Securities collateral received[d]			1,609

Net derivative exposure after collateral			$2,422

a.	Includes currency forward contracts and structured swaps.
b.	These relate to swaptions, exchange traded options, futures contracts and TBA securities.
c.	Not offset on the Balance Sheet.
d.	Does not include excess collateral received.

IBRD FINANCIAL STATEMENTS: JUNE 30, 2016    113

Fair Value Disclosures

IBRD’s fair value hierarchy for derivative assets and liabilities measured at fair value on a recurring basis as of June 30, 2016 and June 30, 2015 is as follows:

In millions of U.S. dollars

	Fair Value Measurements on a Recurring Basis June 30, 2016
	Level 1		Level 2	Level 3		Total
Derivative Assets:
Investments
Currency forward contracts		$—	$9,423	$—		$9,423
Currency swaps		—	16,346	—		16,346
Interest rate swaps		—	116	—		116
Swaptions, exchange traded options and futures contracts		*	4	—		4
Other [a]		—	*	—	*

		*	25,889	—		25,889

Loans
Currency swaps		—	3,919	108		4,027
Interest rate swaps		—	69	—		69

		—	3,988	108		4,096

Client operations
Currency swaps		—	25,581	—		25,581
Interest rate swaps		—	1,992	—		1,992

		—	27,573	—		27,573

Borrowings
Currency swaps		—	76,669	1,456		78,125
Interest rate swaps		—	5,779	61		5,840

		—	82,448	1,517		83,965

Others
Currency swaps		—	577	—		577
Interest rate swaps		—	2,388	—		2,388

		—	2,965	—		2,965

Total derivative assets	$	*	$142,863	$1,625		$144,488

Derivative Liabilities:
Investments
Currency forward contracts		$—	$9,598	$—		$9,598
Currency swaps		—	16,749	—		16,749
Interest rate swaps		—	175	—		175
Swaptions, exchange traded options and futures contracts		11	3	—		14
Other[a]		—	—	—		—

		11	26,525	—		26,536

Loans
Currency swaps		—	2,969	94		3,063
Interest rate swaps		—	3,370	—		3,370

		—	6,339	94		6,433

Client operations
Currency swaps		—	25,572	—		25,572
Interest rate swaps		—	2,022	16		2,038

		—	27,594	16		27,610

Borrowings
Currency swaps		—	78,099	1,305		79,404
Interest rate swaps		—	927	142		1,069

		—	79,026	1,447		80,473

Others
Currency swaps		—	550	—		550
Interest rate swaps		—	139	—		139

		—	689	—		689

Total derivative liabilities		$11	$140,173	$1,557		$141,741

a.	These relate to TBA securities.
*	Indicates amount less than $0.5 million.

114    IBRD FINANCIAL STATEMENTS: JUNE 30, 2016

In millions of U.S. dollars

	Fair Value Measurements on a Recurring Basis June 30, 2015
	Level 1		Level 2	Level 3	Total
Derivative Assets:
Investments
Currency forward contracts		$—	$4,388	$—	$4,388
Currency swaps		—	17,706	—	17,706
Interest rate swaps		—	91	—	91
Swaptions, exchange traded options and futures contracts		*	11	—	11
Other[a]		—	—	—	—

		*	22,196	—	22,196

Loans
Currency swaps		—	3,671	92	3,763
Interest rate swaps		—	139	—	139

		—	3,810	92	3,902

Client operations
Currency swaps		—	27,518	—	27,518
Interest rate swaps		—	1,221	—	1,221

		—	28,739	—	28,739

Borrowings
Currency swaps		—	72,555	1,387	73,942
Interest rate swaps		—	4,258	67	4,325

		—	76,813	1,454	78,267

Others
Currency swaps		—	487	—	487
Interest rate swaps		—	734	—	734

		—	1,221	—	1,221

Total derivative assets	$	*	$132,779	$1,546	$134,325

Derivative Liabilities:
Investments
Currency forward contracts		$—	$4,366	$—	$4,366
Currency swaps		—	16,787	—	16,787
Interest rate swaps		—	107	—	107
Swaptions, exchange traded options and futures contracts		8	11	—	19
Other[a]		—	*	—	*

		8	21,271	—	21,279

Loans
Currency swaps		—	3,188	77	3,265
Interest rate swaps		—	2,270	—	2,270

		—	5,458	77	5,535

Client operations
Currency swaps		—	27,515	—	27,515
Interest rate swaps		—	1,224	8	1,232

		—	28,739	8	28,747

Borrowings
Currency swaps		—	74,021	1,354	75,375
Interest rate swaps		—	690	75	765

		—	74,711	1,429	76,140

Others
Currency swaps		—	547	—	547
Interest rate swaps		—	76	—	76

		—	623	—	623

Total derivative liabilities		$8	$130,802	$1,514	$132,324

a.	These relate to TBA securities.
*	Indicates amount less than $0.5 million.

IBRD FINANCIAL STATEMENTS: JUNE 30, 2016    115

The following tables provide a summary of changes in the fair value of IBRD’s Level 3 derivatives, net during the fiscal years ended June 30, 2016 and June 30, 2015:

In millions of U.S. dollars

	June 30, 2016			June 30, 2015
	Currency swaps	Interest rate swaps	Total	Currency swaps	Interest rate swaps	Total
Beginning of the fiscal year	$48	$(16)	$32	$461	$26	$487
Total realized/unrealized mark-to-market gains (losses) in:
Net income	(1)	(106)	(107)	265	(16)	249
Other comprehensive income	96	1	97	(479)	—	(479)
Issuances	—	(19)	(19)	(3)	(1)	(4)
Settlements	(26)	(9)	(35)	(181)	—	(181)
Transfers, net	48	52	100	(15)	(25)	(40)

End of the fiscal year	$165	$(97)	$68	$48	$(16)	$32

Unrealized mark-to-market gains or losses included in revenue for the fiscal years ended June 30, 2016, June 30, 2015, and June 30, 2014 relating to IBRD’s Level 3 derivatives, net, still held as at these dates as well as where those amounts are included in the Statement of Income, are presented in the following table:

In millions of U.S. dollars

Unrealized mark-to-market gains (losses)	2016	2015	2014
Statement of Income Location
Unrealized mark-to-market gains on Loans, Borrowings and Other, net	$(89)	$114	$300

The table below provides the details of all inter-level transfers during the fiscal years ended June 30, 2016 and June 30, 2015:

In millions of U.S. dollars

	June 30, 2016		June 30, 2015
	Level 2	Level 3	Level 2	Level 3
Derivative assets, net
Transfer into (out of)	$—	$—	$—	$—
Transfer (out of) into	(113)	113	25	(25)

	(113)	113	25	(25)

Derivative liabilities, net
Transfer (into) out of	$(4)	$4	$15	$(15)
Transfer out of (into)	17	(17)	—	—

	13	(13)	15	(15)

Transfers, net	$(100)	$100	$40	$(40)

Transfers from Level 3 to Level 2 are due to increased price transparency, and vice versa.

The fair value of IBRD’s Level 3 borrowings related derivatives is estimated using valuation models that incorporate model parameters, observable market inputs and unobservable inputs. The significant unobservable inputs used in the fair value measurement of these derivatives are correlations and long dated interest rate volatilities. See Note E—Borrowings for details on these unobservable inputs.

The following table provides a summary of the valuation technique applied in determining fair values of these Level 3 instruments and quantitative information regarding the significant unobservable inputs used.

In millions of U.S. dollars

Portfolio	Fair Value at June 30, 2016	Fair Value at June 30, 2015	Valuation Technique	Unobservable input	Range (average), June 30, 2016	Range (average), June 30, 2015

Currency swaps, interest rate swaps	$68	$32	Discounted Cash Flow	Correlations	-37% to 83% (15%)	-50% to 72% (2%)
				Interest rate volatilities	28% to 487% (445%)	19% to 71% (36%)

116    IBRD FINANCIAL STATEMENTS: JUNE 30, 2016

NOTE G—RETAINED EARNINGS, ALLOCATIONS AND TRANSFERS

The changes in the components of Retained Earnings for each of the fiscal years from June 30, 2013 to June 30, 2016, are summarized below:

In millions of US dollars

	Special Reserve	General Reserve[c]	Pension Reserve	Surplus	Cummulative Fair Value Adjustments	Unallocated Net Income (Loss)[a]	Restricted Retained Earnings[c]		Total
As of June 30, 2013	$293	$26,742	$1,159	$117	$48	$881	$25		$29,265

Net income allocation[a]	—	147	(99)	200	5	(260)	7		—

Board of Governors-approved transfers funded from Surplus and other transfers[b]	—	—	—	(55)	—	55	—		—

Net income for the year	—	—	—	—	—	(978)	—		(978)

As of June 30, 2014	293	26,889	1,060	262	53	(302)	32		28,287

Net income allocation[a]	—	—	(43)	134	(1,030)	937	2		—

Board of Governors-approved transfers funded from Surplus and other transfers[b]	—	—	—	(70)	—	80	(10)		—

Net income for the year	—	—	—	—	—	(786)	—		(786)

As of June 30, 2015	293	26,889	1,017	326	(977)	(71)	24		27,501

Net income allocation[a]	—	36	(55)	—	(702)	721	(*	)	—

Board of Governors-approved transfers funded from Surplus and other transfers[b]	—	—	—	(55)	—	55	—		—

Net income for the year	—	—	—	—	—	495	—		495

As of June 30, 2016	$293	$26,925	$962	$271	$(1,679)	$1,200	$24		$27,996

a.	Amounts retained as Surplus from the allocation of net income are approved by the Board of Governors.
b.	A concurrent transfer is made from Surplus to Unallocated Net Income (Loss) for all transfers reported on the Statement of Income and authorized to be funded from Surplus.
c.	May differ from the sum of individual figures due to rounding.

IBRD makes net income allocation decisions on the basis of reported net income, adjusted to exclude the unrealized mark-to-market gains and losses on non-trading portfolios, net, restricted income and Board of Governors-approved and other transfers, and after considering the allocation to the pension reserve.

On August 6, 2015, IBRD’s Executive Directors approved the following adjustments and allocations relating to the net income earned in the fiscal year ended June 30, 2015, to arrive at allocable income for that fiscal year:

•	$702 million decrease in the Cumulative Fair Value Adjustments, for the Unrealized mark-to-market losses on non-trading portfolios (this excludes realized amounts).

•

Add back $715 million related to Board of Governors-approved transfers approved in the fiscal year ended June 30, 2015, to reported Net Income to arrive at allocable income. These transfers relate to income earned in prior fiscal years.

•	$55 million decrease in the Pension Reserve.

•	$36 million increase in the General Reserve.

On October 9, 2015, IBRD’s Board of Governors approved an immediate transfer to the International Development Association (IDA) of $650 million out of the net income earned in the fiscal year ended June 30, 2015. The transfer to IDA was made on October 15, 2015.

On June 24, 2016, IBRD’s Board of Governors approved an immediate transfer of $55 million from Surplus to the Trust Fund for Gaza and West Bank. The payment for this transfer was made on June 28, 2016.

IBRD FINANCIAL STATEMENTS: JUNE 30, 2016    117

Transfers approved during the fiscal years ended June 30, 2016, June 30, 2015, and June 30, 2014, are included in the following table.

In millions of U.S. dollars

Transfers funded from:	2016	2015	2014
Unallocated Net Income:
IDA	$650	$635	$621

Restricted Retained Earnings:
IDA	—	10	—

Surplus:
Trust fund for Gaza and West Bank	55	55	55
Global Infrastructure Facility	—	15	—

	55	70	55

Total	$705	$715	$676

There were no amounts payable for the transfers approved by the Board of Governors at June 30, 2016, and at June 30, 2015.

NOTE H—TRANSACTIONS WITH AFFILIATED ORGANIZATIONS

IBRD transacts with affiliated organizations by providing loans, administrative and derivative intermediation services, as well as through its pension and other postretirement benefit plans.

In addition, IBRD provides transfers to IDA out of its net income, upon approval by the Board of Governors (see Note G—Retained Earnings, Allocations and Transfers).

At June 30, 2016 and June 30, 2015, IBRD had the following receivables from (payables to) its affiliated organizations.

In millions of U.S. dollars

	June 30, 2016
			Derivative Transactions[a]		Pension and Other
	Loans	Administrative Services	Receivable	Payable	Postretirement Benefits	Total
IDA	$—	$397	$7,942	$(8,214)	$(821)	$(696)
IFC	205	59	—	—	(226)	38
MIGA	—	5	—	—	(9)	(4)

	$205	$461	$7,942	$(8,214)	$(1,056)	$(662)

In millions of U.S. dollars
	June 30, 2015
			Derivative Transactions[a]		Pension and Other
	Loans	Administrative Services	Receivable	Payable	Postretirement Benefits	Total
IDA	$—	$364	$8,962	$(8,914)	$(831)	$(419)
IFC	213	50	—	—	(210)	53
MIGA	—	4	—	—	(8)	(4)

	$213	$418	$8,962	$(8,914)	$(1,049)	$(370)

a.	For details on derivative transactions relating to swap intermediation services provided by IBRD to IDA see Note F—Derivative Instruments.

The (payables) receivables balances to (from) these affiliated organizations are reported in the Balance Sheet as follows:

Receivables / Payables related to:	Reported as:
Loans	Loans outstanding
Receivable for administrative services[a]	Other Assets—Miscellaneous
Receivables (payables) for derivative transactions	Derivative Assets/Liabilities—Client operations
Payable for pension and other postretirement benefits	Other Liabilities—Accounts payable and miscellaneous liabilities

a.	Includes amounts payable to IDA for its share of investments associated with PCRF. This payable is included in Accounts payable and miscellaneous liabilities on the Balance Sheet.

118    IBRD FINANCIAL STATEMENTS: JUNE 30, 2016

Loans and other exposures

IBRD has a Local Currency Loan Facility Agreement with IFC which is capped at $300 million. At June 30, 2016, the balance of the loan under this facility amounted to $9 million ($17 million—June 30, 2015) and carried a fixed interest rate of 3.96% and weighted average maturity of 0.7 years. This loan is not eligible for interest waivers.

In addition, on July 5, 2012, the Executive Directors approved for IBRD to lend up to $197 million to IFC. At June 30, 2016, the balance of this loan was $196 million ($196 million—June 30, 2015). The loan is at LIBOR minus 25 basis points (0.69% as of June 30, 2016) and is not eligible for interest waivers.

During the fiscal year ended June 30, 2014, IBRD entered into an exposure exchange agreement with MIGA under which IBRD and MIGA exchange selected exposures, with each divesting itself of exposure in countries where their lending capacities are limited, in return for exposure in countries where they have excess lending capacity. Under the agreement, IBRD and MIGA have each exchanged $120 million of notional exposure as follows: MIGA assumes IBRD’s loan principal and interest exposure in exchange for IBRD’s assumption of principal and interest exposure of MIGA under its Non-Honoring of Sovereign Financial Obligation agreement. As of June 30, 2016, assets related to IBRD’s right to be indemnified under this agreement amounted to $3 million ($3 million—June 30, 2015), while liabilities related to IBRD’s obligation under this agreement amounted to $3 million ($3 million—June 30, 2015). These include an accumulated provision for guarantee losses of $1 million (less than $1 million—June 30, 2015).

Administrative Services

Expenses jointly incurred by IBRD and IDA are allocated based on an agreed cost sharing ratio, and amounts are settled quarterly. For the fiscal year ended June 30, 2016, IBRD’s administrative expenses are net of the share of expenses allocated to IDA of $1,425 million ($1,542 million—fiscal year ended June 30, 2015, and $1,650 million—fiscal year ended June 30, 2014).

Other Revenue

Revenue jointly earned by IBRD and IDA is allocated based on an agreed revenue sharing ratio. Amounts are settled quarterly. For the fiscal year ended June 30, 2016, IBRD’s other revenue is net of revenue allocated to IDA of $229 million ($248 million—fiscal year ended June 30, 2015, and $281 million—fiscal year ended June 30, 2014).

For the fiscal years ended June 30, 2016, June 30, 2015 and June 30, 2014, the amount of fee revenue associated with services provided to affiliated organizations is included in Revenue from externally funded activities on the Statement of Income, as follows:

In millions of U.S. dollars

	2016	2015	2014
Fees charged to IFC	$72	$73	$54
Fees charged to MIGA	5	5	5

Pension and Other Postretirement Benefits

The payable to IDA represents IDA’s net share of prepaid cost for pension and other postretirement benefit plans and PEBP assets. These will be realized over the life of the plan participants.

The payables to IFC and MIGA represent their respective share of PEBP assets. The PEBP assets are managed by IBRD and are a part of the investment portfolio.

For Pension and Other Post Retirement Benefits related disclosures see Note J—Pension and Other Post Retirement Benefits.

Derivative transactions

These relate to currency forward contracts entered into by IDA with IBRD acting as the intermediary with the market.

NOTE I—MANAGEMENT OF EXTERNAL FUNDS AND OTHER SERVICES

Trust Funds

IBRD, alone or jointly with one or more of its affiliated organizations, administers on behalf of donors, including members, their agencies and other entities, funds restricted for specific uses in accordance with administration agreements with donors. Specified uses could include, for example, co-financing of IBRD lending projects, debt reduction operations, technical assistance including feasibility studies and project preparation, global and regional programs, and research and training programs. These funds are held in trust with IBRD and/or IDA, and are held in a separate investment portfolio which is not commingled with IBRD and/or IDA funds.

IBRD FINANCIAL STATEMENTS: JUNE 30, 2016    119

Trust fund execution may be carried out in one of two ways: Recipient-executed or IBRD-executed.

Recipient-executed trust funds involve activities carried out by a recipient third-party “executing agency”. IBRD enters into agreements with and disburses funds to those recipients, who then exercise spending authority to meet the objectives and comply with terms stipulated in the agreements.

IBRD-executed trust funds involve IBRD execution of activities as described in relevant administration agreements with donors which define the terms and conditions for use of the funds. Spending authority is exercised by IBRD, under the terms of the administration agreements. The executing agency services provided by IBRD vary and include for example, activity preparation, analytical and advisory activities and project-related activities, including procurement of goods and services.

The following table summarizes the expenses pertaining to IBRD-executed trust funds during the fiscal years ended June 30, 2016, June 30, 2015 and June 30, 2014:

In millions of U.S. dollars

	2016	2015	2014
IBRD-executed trust fund expenses	$515	$437	$409

These amounts are included in Administrative expenses and the corresponding revenue is included in Revenue from externally funded activities in the Statement of Income. Administrative expenses primarily relate to staff costs, travel and consutant fees.

The following table summarizes all undisbursed contributions made by third party donors to IBRD-executed trust funds, recognized on the Balance Sheet as of June 30, 2016 and June 30, 2015:

In millions of U.S. dollars

	2016	2015
IBRD-executed trust funds	$634	$572

These amounts are included in Other Assets—Miscellaneous and the corresponding liabilities are included in Accounts payable and miscellaneous liabilities on the Balance Sheet.

Revenues

During the fiscal years ended June 30, 2016, June 30, 2015 and June 30, 2014, IBRD’s revenues for the administration of trust fund operations were as follows:

In millions of U.S. dollars

	2016	2015	2014
Revenues	$51	$52	$56

These amounts are included in Revenue from externally funded activities on the Statement of Income.

Revenue collected from donor contributions but not yet earned by IBRD totaling $69 million at June 30, 2016 ($73 million—June 30, 2015) is included in Other Assets (Miscellaneous) and in Accounts payable and miscellaneous liabilities, correspondingly, on the Balance Sheet.

Investment Management Services

IBRD offers treasury and investment management services to affiliated and non-affiliated organizations.

In addition, IBRD offers asset management and technical advisory services to central banks of member countries, under the Reserves Advisory and Management Program, for capacity building and other development purposes and receives a fee for these services.

During the fiscal year ended June 30, 2016, the fee revenue from all of these investment management activities in the amount of $27 million ($27 million—June 30, 2015 and $26 million—June 30, 2014) is included in Revenue from externally funded activities on the Statement of Income.

Other Services

Donors to AMC have provided IBRD with commitments to give $1.5 billion over a ten year period, with the GAVI Alliance (GAVI) as the named beneficiary. The assets will be drawn down by GAVI in accordance with the terms of the AMC which require that the funds be used to make payments for qualifying vaccines. Should a donor fail to pay,

120    IBRD FINANCIAL STATEMENTS: JUNE 30, 2016

IBRD has committed to pay the shortfall. For this commitment, IBRD charges an annual 30 basis point premium on outstanding grant payments not yet paid by AMC donors.

As of June 30, 2016, investments and receivables from donors relating to AMC had a net carrying value of $316 million ($399 million—June 30, 2015). Amounts relating to investments totaled $153 million ($156 million—as of June 30, 2015) and are included in IBRD’s investment holdings. Receivables from donors are reported in Other Assets (Miscellaneous). The corresponding payables are reflected in Accounts payable and miscellaneous liabilities. Fee revenue recognized from these arrangements in the amount of $2 million ($2 million—June 30, 2015 and $2 million—June 30, 2014) is included in Other non interest revenue. Amounts recorded for the non-contingent and contingent obligations arising from IBRD’s obligation to pay in the event of a donor default are included in IBRD’s obligations under guarantees (Note D—Loans and Other Exposures).

NOTE J—PENSION AND OTHER POSTRETIREMENT BENEFITS

IBRD, IFC and MIGA participate in an SRP, a Retired Staff Benefits Plan and Trust (RSBP) and a PEBP that cover substantially all of their staff members, retirees and beneficiaries.

The SRP provides pension benefits and includes a cash balance plan. The RSBP provides certain health and life insurance benefits to eligible retirees. The PEBP provides certain pension benefits administered outside the SRP.

IBRD uses a June 30th measurement date for its pension and other postretirement benefit plans.

All costs, assets and liabilities associated with these plans are allocated between IBRD, IFC, and MIGA based upon their employees’ respective participation in the plans. Costs allocated to IBRD are then shared between IBRD and IDA based on an agreed cost sharing ratio. IDA, IFC and MIGA reimburse IBRD for their proportionate share of any contributions made to these plans by IBRD. Contributions to these plans are calculated as a percentage of salary.

As of June 30, 2016, the SRP and RSBP were underfunded by $2,801 million and $712 million, respectively. The PEBP, after reflecting IBRD and IDA’s share of assets which are included in the IBRD’s investment portfolio ($717 million), was underfunded by $757 million.

The following table summarizes the benefit costs associated with the SRP, RSBP, and PEBP for IBRD and IDA for the fiscal years ended June 30, 2016, June 30, 2015, and June 30, 2014:

In millions of U.S. dollars

	SRP			RSBP			PEBP
	2016	2015	2014	2016	2015	2014	2016	2015	2014
Benefit Cost
Service cost	$393	$388	$353	$105	$112	$85	$59	$49	$33
Interest cost	662	645	621	112	121	113	49	45	33
Expected return on plan assets	(933)	(923)	(771)	(139)	(133)	(107)	—	—	—
Amortization of unrecognized prior service costs[a]	4	5	7	16	15	16	3	3	*
Amortization of unrecognized net actuarial losses[a]	75	106	109	—	27	28	40	45	29

Net periodic pension cost[b]	$201	$221	$319	$94	$142	$135	$151	$142	$95

of which:
IBRD’s share[b]	$104	$108	$147	$49	$70	$62	$78	$70	$44
IDA’s share	$97	$113	$172	$45	$72	$73	$73	$72	$51

a.	Included in Amounts reclassified into net income in Note K—Comprehensive Income.
b.	Included in Pension expenses in the Condensed Statement of Income.
*	Indicates amount less than $0.5 million.

IBRD’s share of benefit costs is included in Pension expenses on the Statement of Income. IDA’s share of benefit costs is included as a payable to/receivable from IDA in Accounts payable and miscellaneous liabilities on the Balance Sheet (see Note H—Transactions with Affiliated Organizations).

IBRD FINANCIAL STATEMENTS: JUNE 30, 2016    121

The following table summarizes the Projected Benefit Obligations (PBO), fair value of plan assets, and funded status associated with the SRP, RSBP, and PEBP for IBRD and IDA for the fiscal years ended June 30, 2016, and June 30, 2015. The SRP and RSBP assets are held in separate irrevocable trusts and the PEBP assets are included in IBRD’s investment portfolio. The assets of the PEBP are mostly invested in fixed income, equity instruments and alternative investments.

In millions of U.S. dollars

	SRP		RSBP		PEBP
	2016	2015	2016	2015	2016	2015
Projected Benefit Obligation
Beginning of year	$15,869	$15,822	$2,535	$2,793	$1,140	$1,073
Service cost	393	388	105	112	59	49
Interest cost	662	645	112	121	49	45
Participants contributions	129	118	22	21	11	22
Federal subsidy received	n.a.	n.a.	1	2	n.a.	n.a.
Plan amendments	—	—	24	—	—	—
Benefits paid	(630)	(581)	(80)	(73)	(34)	(34)
Actuarial loss (gain)	1,613	(523)	290	(441)	249	(15)

End of year	18,036	15,869	3,009	2,535	1,474	1,140

Fair value of plan assets
Beginning of year	15,236	14,848	2,236	2,093
Participant contribution	129	118	22	21
Actual return on assets	289	635	42	103
Employer contributions	211	216	77	92
Benefits paid	(630)	(581)	(80)	(73)

End of year	15,235	15,236	2,297	2,236

Funded Status[a]	$(2,801)	$(633)	$(712)	$(299)	$(1,474)	$(1,140)

Accumulated Benefit Obligations	$16,552	$14,595	$3,009	$2,535	$1,262	$982

a.	Negative funded status is included in Liabilities under retirement benefits plans, on the Balance Sheet.

During the fiscal year ended June 30, 2016, IBRD amended the plan to reflect the increase of the mandatory retirement age from 62 to 67 for the life insurance benefits. The effect of this change was a $24 million increase to the projected benefit obligation at June 30, 2016. During the fiscal year ended June 30, 2015, there were no amendments made to the retirement benefit plans.

The following tables present the amounts included in Accumulated Other Comprehensive Income relating to Pension and Other Postretirement Benefits.

Amounts included in Accumulated Other Comprehensive Loss at June 30, 2016

In millions of U.S. dollars

	SRP	RSBP	PEBP	Total
Net actuarial loss	$4,540	$566	$694	$5,800
Prior service cost	28	130	26	184

Net amount recognized in Accumulated Other Comprehensive Loss	$4,568	$696	$720	$5,984

Amounts included in Accumulated Other Comprehensive Loss at June 30, 2015

In millions of U.S. dollars

	SRP	RSBP	PEBP	Total
Net actuarial loss	$2,358	$179	$485	$3,022
Prior service cost	32	121	29	182

Net amount recognized in Accumulated Other Comprehensive Loss	$2,390	$300	$514	$3,204

The estimated amounts that will be amortized from Accumulated Other Comprehensive Income (Loss) into net periodic benefit cost in the fiscal year ending June 30, 2017 are as follows:

In millions of U.S. dollars

	SRP	RSBP	PEBP	Total
Net actuarial loss	$261	$24	$61	$346
Prior service cost	4	17	3	24

Net amount recognized in Accumulated Other Comprehensive Loss	$265	$41	$64	$370

122    IBRD FINANCIAL STATEMENTS: JUNE 30, 2016

Assumptions

The actuarial assumptions used are based on financial market interest rates, inflation expectations, past experience, and management’s best estimate of future benefit changes and economic conditions. Changes in these assumptions will impact future benefit costs and obligations.

The expected long-term rate of return for the SRP assets is a weighted average of the expected long-term (10 years or more) returns for the various asset classes, weighted by the portfolio allocation. Asset class returns are developed using a forward-looking building block approach and are not strictly based on historical returns. Equity returns are generally developed as the sum of expected inflation, expected real earnings growth and expected long-term dividend yield. Bond returns are generally developed as the sum of expected inflation, real bond yield, change in yields and risk premium/spread (as appropriate). Other asset class returns are derived from their relationship to equity and bond markets. The expected long-term rate of return for the RSBP is computed using procedures similar to those used for the SRP. The discount rate used in determining the benefit obligation is selected by reference to the year-end yield of AA corporate bonds.

Actuarial gains and losses occur when actual results are different from expected results. Amortization of these unrecognized gains and losses will be included in income if, at the beginning of the fiscal year, they exceed 10 percent of the greater of the projected benefit obligation or the market-related value of plan assets. If required, the unrecognized gains and losses are amortized over the expected average remaining service lives of the employee group.

The following tables present the weighted-average assumptions used in determining the projected benefit obligations and the net periodic pension costs for the fiscal years ended June 30, 2016, June 30, 2015, and June 30, 2014:

Weighted average assumptions used to determine projected benefit obligations

In percent, except years

	SRP			RSBP			PEBP
	2016	2015	2014	2016	2015	2014	2016	2015	2014
Discount rate	3.40	4.30	4.20	3.60	4.50	4.40	3.50	4.40	4.30
Rate of compensation increase	5.30	5.40	5.40				5.30	5.40	5.40
Hearth care growth rates - at end of fiscal year				5.30	4.90	5.30
Ultimate health care growth rate				4.00	4.10	4.10
Year in which ultimate rate is reached				2030	2030	2022

Weighted average assumptions used to determine net periodic pension cost

In percent, except years

	SRP			RSBP			PEBP
	2016	2015	2014	2016	2015	2014	2016	2015	2014
Discount rate	4.30	4.20	4.60	4.50	4.40	4.80	4.40	4.30	4.50
Expected return on plan assets	6.20	6.30	5.90	6.20	6.30	6.00
Rate of compensation increase	5.40	5.40	5.70				5.40	5.40	5.70
Health care growth rates - at end of fiscal year				4.90	5.30	5.90
Ultimate health care growth rate				4.10	4.10	3.90
Year in which ultimate rate is reached				2030	2022	2022

The medical cost trend rate can significantly affect the reported postretirement benefit income or costs and benefit obligations for the RSBP. The following table shows the effects of a one-percentage-point change in the assumed healthcare cost trend rate:

In millions of U.S. dollars

	One percentage point increase	One percentage point decrease
Effect on total service and interest cost	$67	$(47)
Effect on postretirement benefit obligation	$778	$(561)

Investment Strategy

The investment policies establish the framework for investment of the plan assets based on long-term investment objectives and the trade-offs inherent in seeking adequate investment returns within acceptable risk parameters. A key component of the investment policy is to establish a Strategic Asset Allocation (SAA) representing the policy portfolio (i.e., policy mix of assets) around which the plans are invested. The SAA for the plans is reviewed in detail and reset about every three to five years, with more frequent reviews and changes if and as needed based on market conditions.

The key long-term objective is to generate asset performance that is reasonable in relation to the growth rate of the underlying liabilities and the assumed sponsor contribution rates, without taking undue risks. Given the relatively long investment horizons of the SRP and RSBP, and the relatively modest liquidity needs over the short-term to pay benefits and meet other cash requirements, the focus of the investment strategy is on generating sustainable long-term investment returns through a globally diversified set of strategies including public and private equity and real estate.

IBRD FINANCIAL STATEMENTS: JUNE 30, 2016    123

The SAA is derived using a mix of quantitative analysis that incorporates expected returns and volatilities by asset class as well as correlations across the asset classes, and qualitative considerations such as the liquidity needs of the plans. The SAA is comprised of a diversified portfolio drawn from among fixed-income, equity, real assets and absolute return strategies.

The following table presents the policy asset allocation at June 30, 2016 and the actual asset allocation at June 30, 2016 and June 30, 2015 by asset category for the SRP and RSBP:

In percent

	SRP			RSBP
	Policy allocation 2016 (%)	% of plan assets		Policy allocation 2016 (%)	% of plan assets
		2016	2015		2016	2015
Asset class
Fixed income and Cash	26	20	22	26	22	24
Public equity	33	34	35	33	34	35
Private equity	20	17	17	20	19	18
Market neutral hedge funds	8	11	10	8	10	9
Real assets[a]	13	14	13	13	12	11
Other[b]	—	4	3	—	3	3

Total	100	100	100	100	100	100

a.	Includes public and private real estate, infrastructure and timber.
b.	Includes investments that are outside the policy allocations such as directional hedge funds and long-term private debt funds.

Significant Concentrations of Risk in Plan Assets

The assets of the SRP and RSBP are diversified across a variety of asset classes. Investments in these asset classes are further diversified across funds, managers, strategies, geographies and sectors, to limit the impact of any individual investment. In spite of such level of diversification, equity market risk remains the primary source of the overall return volatility of the Plans. As of June 30, 2016, the largest exposure to a single counterparty was 6% and 5% of the plan assets in SRP and RSBP, respectively.

Risk management practices

Managing investment risk is an integral part of managing the assets of the Plans. Asset diversification and consideration of the characteristics of the liabilities are central to the overall investment strategy and risk management approach for the SRP. Absolute risk indicators such as the overall return volatility and drawdown of the Plans are the primary measures used to define the risk tolerance level and establish the overall level of investment risk. In addition, the level of active risk (defined as the annualized standard deviation of portfolio returns relative to those of the policy portfolio) is closely monitored and managed on ongoing basis.

Market risk is regularly monitored at the absolute level, as well as at the relative levels with respect to the investment policy, manager benchmarks, and liabilities of the Plans. Stress tests are performed periodically using relevant market scenarios to assess the impact of extreme market events.

Monitoring of performance (at both manager and asset class levels) against benchmarks, and compliance with investment guidelines, is carried out on a regular basis as part of the risk monitoring process. Risk management for different asset classes is tailored to their specific characteristics and is an integral part of the external managers’ due diligence and monitoring processes.

Credit risk is monitored on a regular basis and assessed for possible credit event impacts. The liquidity position of the Plans is analyzed at regular intervals and periodically tested using various stress scenarios to ensure that the Plans have sufficient liquidity to meet all cash flow requirements. In addition, the long-term cash flow needs of the Plans are considered during the SAA exercise and are one of the main drivers in determining maximum allocation to the illiquid investment vehicles. The plans mitigate operational risk by maintaining a system of internal controls along with other checks and balances at various levels.

124    IBRD FINANCIAL STATEMENTS: JUNE 30, 2016

Fair Value Measurements and Disclosures

All plan assets are measured at fair value on a recurring basis. The following table presents the fair value hierarchy of major categories of plan assets as of June 30, 2016 and June 30, 2015:

In millions of U.S. dollars

	June 30, 2016
	SRP				RSBP
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Debt securities
Time depositis	$8	$—	$—	$8	$1	$—	$—	$1
Securities purchased under resale agreements	220	—	—	220	35	—	—	35
Government and agency securities	1,793	473	—	2,266	328	83	—	411
Corporate and convertible bonds	—	264	—	264	—	42	—	42
ABS	—	118	—	118	—	17	—	17
Mortgage backed securities	—	230	—	230	—	33	—	33

Total debt securities	2,021	1,085	—	3,106	364	175	—	539

Equity securities
Stocks	3,199	—	—	3,199	433	—	—	433
Mutual funds	240	—	—	240	35	—	—	35
Real estate investment trusts (REITs)	424	—	—	424	53	—	—	53

Total equity securities	3,863	—	—	3,863	521	—	—	521

Other funds at NAV[a]
Commingled funds	—	—	—	1,678	—	—	—	265
Private equity	—	—	—	2,975	—	—	—	487
Real estate (including infrastructure and timber)	—	—	—	1,792	—	—	—	233
Hedge funds	—	—	—	1,815	—	—	—	252

Total other funds	—	—	—	8,260	—	—	—	1,237

Derivative assets/liabilities	1	4	—	5	—	1	—	1
Other assets/liabilities, net[b]	—	—	—	1	—	—	—	(1)

Total assets	$5,885	$1,089	$—	$15,235	$885	$176	$—	$2,297

a.	Investments measured at fair value using NAV have not been included under the fair value hierarchy.
b.	Includes receivables and payables carried at amounts that approximate fair value.

In millions of U.S. dollars

	June 30, 2015
	SRP				RSBP
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Debt securities
Time depositis	$10	$—	$—	$10	$2	$—	$—	$2
Securities purchased under resale agreements	160	—	—	160	42	—	—	42
Government and agency securities	2,395	573	—	2,968	343	174	—	517
Corporate and convertible bonds	—	160	—	160	—	23	—	23
ABS	—	91	—	91	—	14	—	14
Mortgage backed securities	—	129	—	129	—	16	—	16

Total debt securities	2,565	953	—	3,518	387	227	—	614

Equity securities
Stocks	3,135	—	—	3,135	424	—	—	424
Mutual funds	300	—	—	300	67	—	—	67
Real estate investment trusts (REITs)	403	—	—	403	46	—	—	46

Total equity securities	3,838	—	—	3,838	537	—	—	537

Other funds at NAV[a]
Commingled funds	—	—	—	1,714	—	—	—	227
Private equity	—	—	—	2,733	—	—	—	436
Real estate (including infrastructure and timber)	—	—	—	1,604	—	—	—	196
Hedge funds	—	—	—	1,791	—	—	—	244

Total other funds	—	—	—	7,842	—	—	—	1,103

Derivative assets/liabilities	(1)	9	—	8	—	2	—	2
Other assets/liabilities, net[b]	—	—	—	30	—	—	—	(20)

Total assets	$6,402	$962	$—	$15,236	$924	$229	$—	$2,236

a.	Investments measured at fair value using NAV have not been included under the fair value hierarchy.
b.	Includes receivables and payables carried at amounts that approximate fair value.

IBRD FINANCIAL STATEMENTS: JUNE 30, 2016    125

Valuation methods and assumptions

The following are general descriptions of asset categories, as well as the valuation methodologies and inputs used to determine the fair value of each major category of Plan assets. It is important to note that the investment amounts in the asset categories shown in the table above may be different from the asset category allocation shown in the Investment Strategy section of the note. Asset classes in the table above are grouped by the characteristics of the investments held. The asset class break-down in the Investment Strategy section is based on management’s view of the economic exposures after considering the impact of derivatives and certain trading strategies.

Debt securities

Debt securities include time deposits, U.S. treasuries and agencies, debt obligations of foreign governments and debt obligations in corporations of domestic and foreign issuers. Fixed income also includes investments in ABS such as collateralized mortgage obligations and mortgage backed securities. These securities are valued by independent pricing vendors at quoted market prices for the same or similar securities, where available. If quoted market prices are not available, fair values are based on discounted cash flow models using market-based parameters such as yield curves, interest rates, volatilities, foreign exchange rates and credit curves. Some debt securities are valued using techniques which require significant unobservable inputs. The selection of these inputs may involve some judgment. Management believes its estimates of fair value are reasonable given its processes for obtaining securities prices from multiple independent third-party vendors, ensuring that valuation models are reviewed and validated, and applying its approach consistently from period to period. Unless quoted prices are available, money market instruments and securities purchased under resale agreements are reported at face value which approximates fair value.

Equity securities

Equity securities (including REITs) are invested in companies in various industries and countries. Investments in public equity listed on securities exchanges are valued at the last reported sale price on the last business day of the fiscal year.

Commingled funds

Commingled funds are typically common or collective trusts reported at NAV as provided by the investment manager or sponsor of the fund based on valuation of underlying investments.
Private equity

Private equity includes investments primarily in leveraged buyouts, distressed investments and venture capital funds across North America, Europe and Asia in a variety of sectors. A large number of these funds are in the investment phase of their life cycle. Private Equity investments do not have a readily determinable fair market value and are reported at NAV provided by the fund managers, taking into consideration the latest audited financial statements of the funds. The underlying investments are valued using inputs such as cost, operating results, discounted future cash flows and trading multiples of comparable public securities.

Real estate

Real estate includes several funds which invest in core real estate as well as non-core type of real estate investments such as debt, value add, and opportunistic equity investments. Real estate investments do not have a readily determinable fair market value and are reported at NAV provided by the fund managers, taking into consideration the latest audited financial statements of the funds. The valuations of underlying investments are based on income and/or cost approaches or comparable sales approach, and taking into account discount and capitalization rates, financial conditions, local market conditions among others.

Hedge fund investments

Hedge fund investments include those seeking to maximize absolute returns using a broad range of strategies to enhance returns and provide additional diversification. Hedge Funds include investments in equity, event driven, fixed income, multi strategy and macro relative value strategies. These investments do not have a readily determinable fair market value and are reported at NAV provided by external managers or fund administrators (based on the valuations of underlying investments) on a monthly basis, taking into consideration the latest audited financial statements of the funds.

Investments in hedge funds and commingled funds can typically be redeemed at NAV within the near term while investments in private equity and most real estate are inherently long term and illiquid in nature with a quarter lag in reporting by the fund managers. Reporting of those asset classes with a reporting lag, management estimates are based on the latest available information taking into account underlying market fundamentals and significant events through the balance sheet date.

126    IBRD FINANCIAL STATEMENTS: JUNE 30, 2016

Investment in derivatives

Investment in derivatives such as equity or bond futures, TBA securities, swaps, options and currency forwards are used to achieve a variety of objectives that include hedging interest rates and currency risks, gaining desired market exposure of a security, an index or currency exposure and rebalancing the portfolio. Over-the-counter derivatives are reported using valuations based on discounted cash flow methods incorporating market observable inputs.

Estimated Future Benefits Payments

The following table shows the benefit payments expected to be paid in each of the next five years and subsequent five years. The expected benefit payments are based on the same assumptions used to measure the benefit obligation at June 30, 2016:

In millions of U.S. dollars

	SRP	RSBP	PEBP
July 1, 2016 - June 30, 2017	$747	$62	$47
July 1, 2017 - June 30, 2018	782	67	50
July 1, 2018 - June 30, 2019	816	73	54
July 1, 2019 - June 30, 2020	848	80	57
July 1, 2020 - June 30, 2021	880	87	61
July 1, 2021 - June 30, 2026	4,878	548	368

Expected Contributions

IBRD’s contribution to the SRP and RSBP varies from year to year, as determined by the Pension Finance Committee, which bases its judgment on the results of annual actuarial valuations of the assets and liabilities of the SRP and RSBP. The best estimate of the amount of contributions expected to be paid to the SRP and RSBP by IBRD and IDA during the fiscal year beginning July 1, 2016 is $210 million and $71 million, respectively.

NOTE K—COMPREHENSIVE INCOME

Comprehensive income consists of net income and other gains and losses affecting equity that, under U.S. GAAP, are excluded from net income. Comprehensive income (loss) comprises currency translation adjustments, the cumulative effects of a change in accounting principle related to the implementation of FASB’s derivatives and hedging guidance, pension-related items, and net income. These items are presented in the Statement of Comprehensive Income.

IBRD FINANCIAL STATEMENTS: JUNE 30, 2016    127

The following tables present the changes in Accumulated Other Comprehensive Loss (AOCL) for the fiscal years ended June 30, 2016, June 30, 2015, and June 30, 2014:

In millions of U.S. dollars

	2016
	Balance, beginning of the fiscal year		Changes in fair value in AOCL	Amounts reclassified into net income		Net Changes during the period	Balance, end of the period
Cumulative Translation Adjustment	$	*	$(135)	$—		$(135)	$(135)
Cumulative Effect of Change in Accounting Principle[a]		500	—	—		—	500
Reclassification[a]		(509)	—	2	[b]	2	(507)
Unrecognized Net Actuarial (Losses) Gains on Benefit Plans		(3,022)	(2,893)	115	[c]	(2,778)	(5,800)
Unrecognized Prior Service (Costs) Credits on Benefit Plans		(182)	(25)	23	[c]	(2)	(184)

Total Accumulated Other Comprehensive Loss		$(3,213)	$(3,053)	$140		$(2,913)	$(6,126)

In millions of U.S. dollars

	2015
	Balance, beginning of the fiscal year	Changes in fair value in AOCL	Amounts reclassified into net income		Net Changes during the period	Balance, end of the period
Cumulative Translation Adjustment	$1,016	$(1,016)	$—		$(1,016)	$	*
Cumulative Effect of Change in Accounting Principle[a]	500	—	—		—		500
Reclassification[a]	(511)	—	2	[b]	2		(509)
Unrecognized Net Actuarial (Losses) Gains on Benefit Plans	(3,862)	662	178	[c]	840		(3,022)
Unrecognized Prior Service (Costs) Credits on Benefit Plans	(205)	—	23	[c]	23		(182)

Total Accumulated Other Comprehensive Loss	$(3,062)	$(354)	$203		$(151)		$(3,213)

In millions of U.S. dollars

	2014
	Balance, beginning of the fiscal year	Changes in fair value in AOCL	Amounts reclassified into net income		Net Changes during the period	Balance, end of the period
Cumulative Translation Adjustment	$696	$320	$—		$320	$1,016
Cumulative Effect of Change in Accounting Principle[a]	500	—	—		—	500
Reclassification[a]	(513)	—	2	[b]	2	(511)
Unrecognized Net Actuarial (Losses) Gains on Benefit Plans	(3,438)	(590)	166	[c]	(424)	(3,862)
Unrecognized Prior Service (Costs) Credits on Benefit Plans	(166)	(62)	23	[c]	(39)	(205)

Total Accumulated Other Comprehensive Loss	$(2,921)	$(332)	$191		$(141)	$(3,062)

a.	The Cumulative effect of change in accounting principle and the subsequent reclassification of this amount to net income, relate to the adoption of FASB’s guidance on derivatives and hedging on July 1, 2000.
b.	Reclassified into Borrowings, net in the Statement of Income.
c.	See Note J—Pension and Other Post Retirement Benefits.
*	Indicates amount less than $0.5 million.

128    IBRD FINANCIAL STATEMENTS: JUNE 30, 2016

NOTE L—OTHER FAIR VALUE DISCLOSURES

The table below presents IBRD’s estimates of fair value of its financial assets and liabilities along with their respective carrying amounts as of June 30, 2016 and June 30, 2015.

In millions of U.S. dollars

	June 30, 2016			June 30, 2015
	Carrying Value	Fair Value		Carrying Value	Fair Value
Assets
Due from banks	$1,284	$1,284		$388	$388
Investments-Trading (including Securities purchased under resale agreements)	53,522	53,522		49,951	49,951
Net loans outstanding	167,643	172,577		155,040	155,910
Derivative assets
Investments	25,889	25,889		22,196	22,196
Loans	4,096	4,096		3,902	3,902
Client operations	27,573	27,573		28,739	28,739
Borrowings	83,965	83,965		78,267	78,267
Others	2,965	2,965		1,221	1,221
Liabilities
Borrowings	181,723	181,736	[a]	160,980	160,988	[a]
Securities sold/lent under repurchase agreements/securities lending agreements and payable for cash collateral received	1,685	1,685		3,575	3,575
Derivative liabilities
Investments	26,536	26,536		21,279	21,279
Loans	6,433	6,433		5,535	5,535
Client operations	27,610	27,610		28,747	28,747
Borrowings	80,473	80,473		76,140	76,140
Others	689	689		623	623

a.	Includes $13 million ($8 million—June 30, 2015) relating to the transition adjustment on adoption of FASB’s guidance on derivatives and hedging on July 1, 2000.

Valuation Methods and Assumptions

As of June 30, 2016 and June 30, 2015, IBRD had no assets or liabilities measured at fair value on a non-recurring basis.

For valuation methods and assumptions of the Investments, Loans, Borrowings, and Derivative assets and liabilities, refer to Note A—Summary of Significant Accounting and Related Policies.

For additional fair value disclosures regarding Investments, Loans, Borrowings, and Derivative assets and liabilities, refer to Note C—Investments, Note D—Loans, Note E—Borrowings, and Note F—Derivative Instruments, respectively.

Due from Banks

The carrying amount of unrestricted and restricted currencies is considered a reasonable estimate of the fair value.

IBRD FINANCIAL STATEMENTS: JUNE 30, 2016    129

Unrealized Mark-to-Market Gains or Losses on Investments-Trading and Non-Trading Portfolios, Net

The following table reflects the components of the unrealized mark-to-market gains or losses on the Investments-Trading portfolio and non-trading portfolios, net, for the fiscal years ended June 30, 2016, June 30, 2015, and June 30, 2014.

In millions of U.S. dollars

	Fiscal Year Ended June 30, 2016
	Realized gains (losses)	Unrealized gains (losses) excluding realized amounts[a]	Unrealized gains (losses)
Investments-Trading	$122	$(153)	$(31)

Non trading portfolios, net
Loans, including derivatives—Notes D and F	—	(1,234)	(1,234)[b]
Equity management, net	39	1,418	1,457
Borrowings, including derivatives—Notes E and F	28	479	507 [c]
Other assets/liabilities derivatives	—	(4)	(4)
Client operations derivatives	—	(28)	(28)

Total	$67	$631	$698

In millions of U.S. dollars

	Fiscal Year Ended June 30, 2015
	Realized gains (losses)	Unrealized gains (losses) excluding realized amounts[a]	Unrealized gains (losses)
Investments-Trading	$(50)	$(92)	$(142)

Non trading portfolios, net
Loans, including derivatives—Notes D and F	(1)	(41)	(42)[b]
Equity management, net	750	(659)	91
Borrowings, including derivatives—Notes E and F	10	14	24 [c]
Other assets/liabilities derivatives	—	(* )	(* )
Client operations derivatives	—	(16)	(16)

Total	$759	$(702)	$57

In millions of U.S. dollars

	Fiscal Year Ended June 30, 2014
	Realized gains (losses)	Unrealized gains (losses) excluding realized amounts[a]	Unrealized gains (losses)
Investments-Trading	$(67)	$(109)	$(176)

Non trading portfolios, net
Loans, including derivatives—Notes D and F	—	(134)	(134)[b]
Equity management, net	432	(994)	(562)
Borrowings, including derivatives—Notes E and F	(19)	111	92 [c]
Other assets/liabilities derivatives	—	(11)	(11)
Client operations derivatives	—	(2)	(2)

Total	$413	$(1,030)	$(617)

a.	Adjusted to exclude amounts reclassfied to realized gains (losses).
b.	Includes $1,235 million of unrealized mark-to-market losses related to derivatives associated with loans (unrealized mark-to-market losses of $37 million—June 30, 2015 and unrealized mark-to-market losses of $132 million—June 30, 2014).
c.	Includes $2,242 million of unrealized mark-to-market gains related to derivatives associated with borrowings (unrealized mark-to-market losses of $268 million—June 30, 2015 and unrealized mark-to-market gains of $45 million—June 30, 2014).
*	Indicates amount less than $0.5 million.

NOTE M—CONTINGENCIES

From time to time, IBRD may be named as a defendant or co-defendant in legal actions on different grounds in various jurisdictions. IBRD’s Management does not believe the outcome of any existing legal action, in which IBRD has been named as a defendant or co-defendant, as of and for the fiscal year ended June 30, 2016, will have a material adverse effect on IBRD’s financial position, results of operations or cash flows.

130    IBRD FINANCIAL STATEMENTS: JUNE 30, 2016

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term April 01, 2016 through June 30, 2016	Page 1 / 27

Borrowing Type/Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

New Borrowings

United States Dollar

DIN/SELL USD/IBRD/DIN IBRDUS10JUN16	0010334216	USD	3,000,000	3,000,000	4/13/2016	4/13/2016	6/10/2016

DIN/SELL USD/IBRD/DIN IBRDUS10JUN16	0010335544	USD	200,000,000	200,000,000	5/13/2016	5/13/2016	6/10/2016

DIN/SELL USD/IBRD/DIN IBRDUS10JUN16	0010337194	USD	120,000,000	120,000,000	6/9/2016	6/9/2016	6/10/2016

DIN/SELL USD/IBRD/DIN IBRDUS10JUN16	0010337195	USD	120,000,000	120,000,000	6/9/2016	6/9/2016	6/10/2016

DIN/SELL USD/IBRD/DIN IBRDUS10JUN16	0010337209	USD	100,000,000	100,000,000	6/9/2016	6/9/2016	6/10/2016

DIN/SELL USD/IBRD/DIN IBRDUS10JUN16	0010337212	USD	50,000,000	50,000,000	6/9/2016	6/9/2016	6/10/2016

DIN/SELL USD/IBRD/DIN IBRDUS10MAY16	0010334050	USD	7,300,000	7,300,000	4/12/2016	4/12/2016	5/10/2016

DIN/SELL USD/IBRD/DIN IBRDUS11APR16	0010333791	USD	100,000,000	100,000,000	4/8/2016	4/8/2016	4/11/2016

DIN/SELL USD/IBRD/DIN IBRDUS11APR16	0010333801	USD	120,000,000	120,000,000	4/8/2016	4/8/2016	4/11/2016

DIN/SELL USD/IBRD/DIN IBRDUS11JUL16	0010335206	USD	100,000,000	100,000,000	5/9/2016	5/9/2016	7/11/2016

DIN/SELL USD/IBRD/DIN IBRDUS11JUL16	0010337256	USD	1,000,000	1,000,000	6/10/2016	6/10/2016	7/11/2016

DIN/SELL USD/IBRD/DIN IBRDUS12APR16	0010334022	USD	120,000,000	120,000,000	4/11/2016	4/11/2016	4/12/2016

DIN/SELL USD/IBRD/DIN IBRDUS12APR16	0010334023	USD	100,000,000	100,000,000	4/11/2016	4/11/2016	4/12/2016

DIN/SELL USD/IBRD/DIN IBRDUS13APR16	0010334042	USD	100,000,000	100,000,000	4/12/2016	4/12/2016	4/13/2016

DIN/SELL USD/IBRD/DIN IBRDUS13APR16	0010334049	USD	120,000,000	120,000,000	4/12/2016	4/12/2016	4/13/2016

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term April 01, 2016 through June 30, 2016	Page 2 / 27

Borrowing Type/Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS13JUL16	0010337257	USD	2,000,000	2,000,000	6/10/2016	6/10/2016	7/13/2016

DIN/SELL USD/IBRD/DIN IBRDUS13JUL16	0010337211	USD	30,000,000	30,000,000	6/9/2016	6/13/2016	7/13/2016

DIN/SELL USD/IBRD/DIN IBRDUS13JUL16	0010337689	USD	50,000,000	50,000,000	6/21/2016	6/21/2016	7/13/2016

DIN/SELL USD/IBRD/DIN IBRDUS13JUN16	0010337251	USD	120,000,000	120,000,000	6/10/2016	6/10/2016	6/13/2016

DIN/SELL USD/IBRD/DIN IBRDUS13JUN16	0010337252	USD	120,000,000	120,000,000	6/10/2016	6/10/2016	6/13/2016

DIN/SELL USD/IBRD/DIN IBRDUS13JUN16	0010337255	USD	80,000,000	80,000,000	6/10/2016	6/10/2016	6/13/2016

DIN/SELL USD/IBRD/DIN IBRDUS13MAY16	0010333713	USD	170,000,000	170,000,000	4/7/2016	4/7/2016	5/13/2016

DIN/SELL USD/IBRD/DIN IBRDUS13MAY16	0010333800	USD	1,973,000	1,973,000	4/8/2016	4/8/2016	5/13/2016

DIN/SELL USD/IBRD/DIN IBRDUS13MAY16	0010333825	USD	100,000,000	100,000,000	4/8/2016	4/8/2016	5/13/2016

DIN/SELL USD/IBRD/DIN IBRDUS13MAY16	0010334052	USD	60,000,000	60,000,000	4/12/2016	4/12/2016	5/13/2016

DIN/SELL USD/IBRD/DIN IBRDUS13MAY16	0010334188	USD	80,451,000	80,451,000	4/13/2016	4/13/2016	5/13/2016

DIN/SELL USD/IBRD/DIN IBRDUS13MAY16	0010334235	USD	100,000,000	100,000,000	4/14/2016	4/14/2016	5/13/2016

DIN/SELL USD/IBRD/DIN IBRDUS13MAY16	0010334286	USD	4,177,000	4,177,000	4/15/2016	4/15/2016	5/13/2016

DIN/SELL USD/IBRD/DIN IBRDUS14APR16	0010334187	USD	100,000,000	100,000,000	4/13/2016	4/13/2016	4/14/2016

DIN/SELL USD/IBRD/DIN IBRDUS14APR16	0010334202	USD	120,000,000	120,000,000	4/13/2016	4/13/2016	4/14/2016

DIN/SELL USD/IBRD/DIN IBRDUS14JUN16	0010334256	USD	6,000,000	6,000,000	4/14/2016	4/15/2016	6/14/2016

DIN/SELL USD/IBRD/DIN IBRDUS14JUN16	0010335542	USD	25,000,000	25,000,000	5/13/2016	5/13/2016	6/14/2016

DIN/SELL USD/IBRD/DIN IBRDUS14JUN16	0010337259	USD	120,000,000	120,000,000	6/13/2016	6/13/2016	6/14/2016

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term April 01, 2016 through June 30, 2016	Page 3 / 27

Borrowing Type/Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS14JUN16	0010337262	USD	120,000,000	120,000,000	6/13/2016	6/13/2016	6/14/2016

DIN/SELL USD/IBRD/DIN IBRDUS14JUN16	0010337267	USD	184,000,000	184,000,000	6/13/2016	6/13/2016	6/14/2016

DIN/SELL USD/IBRD/DIN IBRDUS15APR16	0010334227	USD	95,000,000	95,000,000	4/14/2016	4/14/2016	4/15/2016

DIN/SELL USD/IBRD/DIN IBRDUS15APR16	0010334236	USD	120,000,000	120,000,000	4/14/2016	4/14/2016	4/15/2016

DIN/SELL USD/IBRD/DIN IBRDUS15AUG16	0010337513	USD	3,000,000	3,000,000	6/15/2016	6/16/2016	8/15/2016

DIN/SELL USD/IBRD/DIN IBRDUS15JUL16	0010334775	USD	12,000,000	12,000,000	4/29/2016	4/29/2016	7/15/2016

DIN/SELL USD/IBRD/DIN IBRDUS15JUN16	0010334217	USD	300,517,000	300,517,000	4/13/2016	4/14/2016	6/15/2016

DIN/SELL USD/IBRD/DIN IBRDUS15JUN16	0010335520	USD	86,562,000	86,562,000	5/12/2016	5/13/2016	6/15/2016

DIN/SELL USD/IBRD/DIN IBRDUS15JUN16	0010337426	USD	120,000,000	120,000,000	6/14/2016	6/14/2016	6/15/2016

DIN/SELL USD/IBRD/DIN IBRDUS15JUN16	0010337427	USD	120,000,000	120,000,000	6/14/2016	6/14/2016	6/15/2016

DIN/SELL USD/IBRD/DIN IBRDUS15NOV16	0010336211	USD	25,000,000	25,000,000	5/25/2016	5/25/2016	11/15/2016

DIN/SELL USD/IBRD/DIN IBRDUS16JUN16	0010337467	USD	120,000,000	120,000,000	6/15/2016	6/15/2016	6/16/2016

DIN/SELL USD/IBRD/DIN IBRDUS16JUN16	0010337468	USD	120,000,000	120,000,000	6/15/2016	6/15/2016	6/16/2016

DIN/SELL USD/IBRD/DIN IBRDUS16JUN16	0010337508	USD	94,500,000	94,500,000	6/15/2016	6/15/2016	6/16/2016

DIN/SELL USD/IBRD/DIN IBRDUS16MAY16	0010335510	USD	180,000,000	180,000,000	5/12/2016	5/12/2016	5/16/2016

DIN/SELL USD/IBRD/DIN IBRDUS16MAY16	0010335546	USD	200,000,000	200,000,000	5/13/2016	5/13/2016	5/16/2016

DIN/SELL USD/IBRD/DIN IBRDUS17JUN16	0010337556	USD	120,000,000	120,000,000	6/16/2016	6/16/2016	6/17/2016

DIN/SELL USD/IBRD/DIN IBRDUS17JUN16	0010337557	USD	120,000,000	120,000,000	6/16/2016	6/16/2016	6/17/2016

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term April 01, 2016 through June 30, 2016	Page 4 / 27

Borrowing Type/Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS17JUN16	0010337565	USD	113,327,000	113,327,000	6/16/2016	6/16/2016	6/17/2016

DIN/SELL USD/IBRD/DIN IBRDUS17MAY16	0010334328	USD	9,000,000	9,000,000	4/15/2016	4/15/2016	5/17/2016

DIN/SELL USD/IBRD/DIN IBRDUS17MAY16	0010335689	USD	120,000,000	120,000,000	5/16/2016	5/16/2016	5/17/2016

DIN/SELL USD/IBRD/DIN IBRDUS17MAY16	0010335690	USD	100,000,000	100,000,000	5/16/2016	5/16/2016	5/17/2016

DIN/SELL USD/IBRD/DIN IBRDUS18JUL16	0010337571	USD	6,000,000	6,000,000	6/16/2016	6/16/2016	7/18/2016

DIN/SELL USD/IBRD/DIN IBRDUS18JUL16	0010337786	USD	1,000,000	1,000,000	6/28/2016	6/28/2016	7/18/2016

DIN/SELL USD/IBRD/DIN IBRDUS18MAY16	0010335713	USD	120,000,000	120,000,000	5/17/2016	5/17/2016	5/18/2016

DIN/SELL USD/IBRD/DIN IBRDUS18MAY16	0010335726	USD	150,000,000	150,000,000	5/17/2016	5/17/2016	5/18/2016

DIN/SELL USD/IBRD/DIN IBRDUS19APR16	0010334455	USD	120,000,000	120,000,000	4/18/2016	4/18/2016	4/19/2016

DIN/SELL USD/IBRD/DIN IBRDUS19APR16	0010334456	USD	100,000,000	100,000,000	4/18/2016	4/18/2016	4/19/2016

DIN/SELL USD/IBRD/DIN IBRDUS19JUL16	0010337787	USD	2,000,000	2,000,000	6/28/2016	6/28/2016	7/19/2016

DIN/SELL USD/IBRD/DIN IBRDUS19MAY16	0010335515	USD	75,000,000	75,000,000	5/12/2016	5/12/2016	5/19/2016

DIN/SELL USD/IBRD/DIN IBRDUS1JUL16	0010335040	USD	100,000,000	100,000,000	5/3/2016	5/5/2016	7/1/2016

DIN/SELL USD/IBRD/DIN IBRDUS1JUL16	0010335109	USD	1,480,000	1,480,000	5/6/2016	5/6/2016	7/1/2016

DIN/SELL USD/IBRD/DIN IBRDUS1JUL16	0010336083	USD	25,000,000	25,000,000	5/20/2016	5/20/2016	7/1/2016

DIN/SELL USD/IBRD/DIN IBRDUS1JUN16	0010335511	USD	300,000,000	300,000,000	5/12/2016	5/13/2016	6/1/2016

DIN/SELL USD/IBRD/DIN IBRDUS1JUN16	0010335541	USD	300,000,000	300,000,000	5/13/2016	5/13/2016	6/1/2016

DIN/SELL USD/IBRD/DIN IBRDUS1JUN16	0010336368	USD	120,000,000	120,000,000	5/31/2016	5/31/2016	6/1/2016

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term April 01, 2016 through June 30, 2016	Page 5 / 27

Borrowing Type/Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS1JUN16	0010336369	USD	120,000,000	120,000,000	5/31/2016	5/31/2016	6/1/2016

DIN/SELL USD/IBRD/DIN IBRDUS20APR16	0010334034	USD	400,000,000	400,000,000	4/11/2016	4/13/2016	4/20/2016

DIN/SELL USD/IBRD/DIN IBRDUS20JUN16	0010335219	USD	500,000,000	500,000,000	5/9/2016	5/10/2016	6/20/2016

DIN/SELL USD/IBRD/DIN IBRDUS20JUN16	0010335543	USD	100,000,000	100,000,000	5/13/2016	5/13/2016	6/20/2016

DIN/SELL USD/IBRD/DIN IBRDUS20JUN16	0010335708	USD	9,000,000	9,000,000	5/16/2016	5/17/2016	6/20/2016

DIN/SELL USD/IBRD/DIN IBRDUS20JUN16	0010335744	USD	2,500,000	2,500,000	5/17/2016	5/17/2016	6/20/2016

DIN/SELL USD/IBRD/DIN IBRDUS20JUN16	0010335745	USD	6,000,000	6,000,000	5/17/2016	5/17/2016	6/20/2016

DIN/SELL USD/IBRD/DIN IBRDUS20JUN16	0010337675	USD	120,000,000	120,000,000	6/17/2016	6/17/2016	6/20/2016

DIN/SELL USD/IBRD/DIN IBRDUS20JUN16	0010337676	USD	120,000,000	120,000,000	6/17/2016	6/17/2016	6/20/2016

DIN/SELL USD/IBRD/DIN IBRDUS20JUN16	0010337678	USD	75,136,000	75,136,000	6/17/2016	6/17/2016	6/20/2016

DIN/SELL USD/IBRD/DIN IBRDUS21JUN16	0010335218	USD	500,000,000	500,000,000	5/9/2016	5/10/2016	6/21/2016

DIN/SELL USD/IBRD/DIN IBRDUS21JUN16	0010337681	USD	120,000,000	120,000,000	6/20/2016	6/20/2016	6/21/2016

DIN/SELL USD/IBRD/DIN IBRDUS21JUN16	0010337682	USD	120,000,000	120,000,000	6/20/2016	6/20/2016	6/21/2016

DIN/SELL USD/IBRD/DIN IBRDUS22JUN16	0010337684	USD	120,000,000	120,000,000	6/21/2016	6/21/2016	6/22/2016

DIN/SELL USD/IBRD/DIN IBRDUS22JUN16	0010337685	USD	120,000,000	120,000,000	6/21/2016	6/21/2016	6/22/2016

DIN/SELL USD/IBRD/DIN IBRDUS23DEC16	0010337763	USD	100,000,000	100,000,000	6/27/2016	6/28/2016	12/23/2016

DIN/SELL USD/IBRD/DIN IBRDUS23JUN16	0010337693	USD	120,000,000	120,000,000	6/22/2016	6/22/2016	6/23/2016

DIN/SELL USD/IBRD/DIN IBRDUS23JUN16	0010337694	USD	120,000,000	120,000,000	6/22/2016	6/22/2016	6/23/2016

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term April 01, 2016 through June 30, 2016	Page 6 / 27

Borrowing Type/Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS23MAY16	0010335060	USD	16,935,000	16,935,000	5/5/2016	5/5/2016	5/23/2016

DIN/SELL USD/IBRD/DIN IBRDUS24JUN16	0010337706	USD	120,000,000	120,000,000	6/23/2016	6/23/2016	6/24/2016

DIN/SELL USD/IBRD/DIN IBRDUS24JUN16	0010337708	USD	120,000,000	120,000,000	6/23/2016	6/23/2016	6/24/2016

DIN/SELL USD/IBRD/DIN IBRDUS24JUN16	0010337709	USD	125,000,000	125,000,000	6/23/2016	6/23/2016	6/24/2016

DIN/SELL USD/IBRD/DIN IBRDUS24JUN16	0010337710	USD	123,000,000	123,000,000	6/23/2016	6/23/2016	6/24/2016

DIN/SELL USD/IBRD/DIN IBRDUS24JUN16	0010337714	USD	25,000,000	25,000,000	6/23/2016	6/23/2016	6/24/2016

DIN/SELL USD/IBRD/DIN IBRDUS24JUN16	0010337715	USD	34,934,000	34,934,000	6/23/2016	6/23/2016	6/24/2016

DIN/SELL USD/IBRD/DIN IBRDUS24MAY16	0010336017	USD	200,000,000	200,000,000	5/19/2016	5/19/2016	5/24/2016

DIN/SELL USD/IBRD/DIN IBRDUS24MAY16	0010336089	USD	125,000,000	125,000,000	5/23/2016	5/23/2016	5/24/2016

DIN/SELL USD/IBRD/DIN IBRDUS24MAY16	0010336090	USD	125,000,000	125,000,000	5/23/2016	5/23/2016	5/24/2016

DIN/SELL USD/IBRD/DIN IBRDUS24MAY16	0010336111	USD	9,085,000	9,085,000	5/23/2016	5/23/2016	5/24/2016

DIN/SELL USD/IBRD/DIN IBRDUS24MAY16	0010336113	USD	156,000,000	156,000,000	5/23/2016	5/23/2016	5/24/2016

DIN/SELL USD/IBRD/DIN IBRDUS25APR16	0010334026	USD	20,000,000	20,000,000	4/11/2016	4/11/2016	4/25/2016

DIN/SELL USD/IBRD/DIN IBRDUS25AUG16	0010337707	USD	28,000,000	28,000,000	6/23/2016	6/23/2016	8/25/2016

DIN/SELL USD/IBRD/DIN IBRDUS26MAY16	0010336215	USD	50,000,000	50,000,000	5/25/2016	5/25/2016	5/26/2016

DIN/SELL USD/IBRD/DIN IBRDUS26MAY16	0010336216	USD	50,000,000	50,000,000	5/25/2016	5/25/2016	5/26/2016

DIN/SELL USD/IBRD/DIN IBRDUS27APR16	0010334035	USD	400,000,000	400,000,000	4/11/2016	4/13/2016	4/27/2016

DIN/SELL USD/IBRD/DIN IBRDUS27JUN16	0010335692	USD	15,000,000	15,000,000	5/16/2016	5/16/2016	6/27/2016

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term April 01, 2016 through June 30, 2016	Page 7 / 27

Borrowing Type/Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS27JUN16	0010337729	USD	130,000,000	130,000,000	6/24/2016	6/24/2016	6/27/2016

DIN/SELL USD/IBRD/DIN IBRDUS27JUN16	0010337730	USD	110,160,000	110,160,000	6/24/2016	6/24/2016	6/27/2016

DIN/SELL USD/IBRD/DIN IBRDUS27JUN16	0010337731	USD	125,000,000	125,000,000	6/24/2016	6/24/2016	6/27/2016

DIN/SELL USD/IBRD/DIN IBRDUS27JUN16	0010337732	USD	10,000,000	10,000,000	6/24/2016	6/24/2016	6/27/2016

DIN/SELL USD/IBRD/DIN IBRDUS27JUN16	0010337733	USD	120,000,000	120,000,000	6/24/2016	6/24/2016	6/27/2016

DIN/SELL USD/IBRD/DIN IBRDUS27JUN16	0010337734	USD	100,000,000	100,000,000	6/24/2016	6/24/2016	6/27/2016

DIN/SELL USD/IBRD/DIN IBRDUS27JUN16	0010337735	USD	15,000,000	15,000,000	6/24/2016	6/24/2016	6/27/2016

DIN/SELL USD/IBRD/DIN IBRDUS27JUN16	0010337736	USD	10,000,000	10,000,000	6/24/2016	6/24/2016	6/27/2016

DIN/SELL USD/IBRD/DIN IBRDUS27JUN16	0010337737	USD	75,000,000	75,000,000	6/24/2016	6/24/2016	6/27/2016

DIN/SELL USD/IBRD/DIN IBRDUS27JUN16	0010337738	USD	30,000,000	30,000,000	6/24/2016	6/24/2016	6/27/2016

DIN/SELL USD/IBRD/DIN IBRDUS27MAY16	0010335693	USD	16,000,000	16,000,000	5/16/2016	5/16/2016	5/27/2016

DIN/SELL USD/IBRD/DIN IBRDUS27MAY16	0010336261	USD	120,000,000	120,000,000	5/26/2016	5/26/2016	5/27/2016

DIN/SELL USD/IBRD/DIN IBRDUS27MAY16	0010336262	USD	50,000,000	50,000,000	5/26/2016	5/26/2016	5/27/2016

DIN/SELL USD/IBRD/DIN IBRDUS27MAY16	0010336263	USD	100,000,000	100,000,000	5/26/2016	5/26/2016	5/27/2016

DIN/SELL USD/IBRD/DIN IBRDUS27SEP16	0010337790	USD	7,000,000	7,000,000	6/29/2016	6/29/2016	9/27/2016

DIN/SELL USD/IBRD/DIN IBRDUS28JUN16	0010336819	USD	2,000,000	2,000,000	6/7/2016	6/7/2016	6/28/2016

DIN/SELL USD/IBRD/DIN IBRDUS28JUN16	0010337748	USD	120,000,000	120,000,000	6/27/2016	6/27/2016	6/28/2016

DIN/SELL USD/IBRD/DIN IBRDUS28JUN16	0010337749	USD	120,000,000	120,000,000	6/27/2016	6/27/2016	6/28/2016

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term April 01, 2016 through June 30, 2016	Page 8 / 27

Borrowing Type/Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS29APR16	0010333376	USD	67,000,000	67,000,000	4/1/2016	4/1/2016	4/29/2016

DIN/SELL USD/IBRD/DIN IBRDUS29APR16	0010333395	USD	93,000,000	93,000,000	4/1/2016	4/1/2016	4/29/2016

DIN/SELL USD/IBRD/DIN IBRDUS29APR16	0010333414	USD	40,000,000	40,000,000	4/1/2016	4/1/2016	4/29/2016

DIN/SELL USD/IBRD/DIN IBRDUS29AUG16	0010337896	USD	15,000,000	15,000,000	6/30/2016	6/30/2016	8/29/2016

DIN/SELL USD/IBRD/DIN IBRDUS29AUG16	0010337950	USD	25,000,000	25,000,000	6/30/2016	6/30/2016	8/29/2016

DIN/SELL USD/IBRD/DIN IBRDUS29JUL16	0010337278	USD	300,620,000	300,620,000	6/13/2016	6/15/2016	7/29/2016

DIN/SELL USD/IBRD/DIN IBRDUS29JUL16	0010337677	USD	30,000,000	30,000,000	6/17/2016	6/17/2016	7/29/2016

DIN/SELL USD/IBRD/DIN IBRDUS29JUL16	0010337695	USD	3,000,000	3,000,000	6/22/2016	6/22/2016	7/29/2016

DIN/SELL USD/IBRD/DIN IBRDUS29JUL16	0010337788	USD	5,000,000	5,000,000	6/28/2016	6/28/2016	7/29/2016

DIN/SELL USD/IBRD/DIN IBRDUS29JUL16	0010337789	USD	30,000,000	30,000,000	6/29/2016	6/29/2016	7/29/2016

DIN/SELL USD/IBRD/DIN IBRDUS29JUL16	0010337762	USD	15,000,000	15,000,000	6/27/2016	6/30/2016	7/29/2016

DIN/SELL USD/IBRD/DIN IBRDUS29JUL16	0010337889	USD	2,000,000	2,000,000	6/30/2016	6/30/2016	7/29/2016

DIN/SELL USD/IBRD/DIN IBRDUS29JUN16	0010337784	USD	120,000,000	120,000,000	6/28/2016	6/28/2016	6/29/2016

DIN/SELL USD/IBRD/DIN IBRDUS29JUN16	0010337785	USD	120,000,000	120,000,000	6/28/2016	6/28/2016	6/29/2016

DIN/SELL USD/IBRD/DIN IBRDUS2JUN16	0010335512	USD	300,000,000	300,000,000	5/12/2016	5/13/2016	6/2/2016

DIN/SELL USD/IBRD/DIN IBRDUS2JUN16	0010336680	USD	120,000,000	120,000,000	6/1/2016	6/1/2016	6/2/2016

DIN/SELL USD/IBRD/DIN IBRDUS2JUN16	0010336690	USD	120,000,000	120,000,000	6/1/2016	6/1/2016	6/2/2016

DIN/SELL USD/IBRD/DIN IBRDUS2MAY16	0010334027	USD	10,000,000	10,000,000	4/11/2016	4/11/2016	5/2/2016

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term April 01, 2016 through June 30, 2016	Page 9 / 27

Borrowing Type/Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS2MAY16	0010334025	USD	30,000,000	30,000,000	4/11/2016	4/12/2016	5/2/2016

DIN/SELL USD/IBRD/DIN IBRDUS2SEP16	0010334038	USD	50,000,000	50,000,000	4/11/2016	4/11/2016	9/2/2016

DIN/SELL USD/IBRD/DIN IBRDUS30JUN16	0010335020	USD	34,000,000	34,000,000	5/3/2016	5/3/2016	6/30/2016

DIN/SELL USD/IBRD/DIN IBRDUS30JUN16	0010335022	USD	50,000,000	50,000,000	5/3/2016	5/3/2016	6/30/2016

DIN/SELL USD/IBRD/DIN IBRDUS30JUN16	0010335217	USD	27,000,000	27,000,000	5/9/2016	5/9/2016	6/30/2016

DIN/SELL USD/IBRD/DIN IBRDUS30JUN16	0010335524	USD	12,000,000	12,000,000	5/12/2016	5/12/2016	6/30/2016

DIN/SELL USD/IBRD/DIN IBRDUS30JUN16	0010335691	USD	18,000,000	18,000,000	5/16/2016	5/16/2016	6/30/2016

DIN/SELL USD/IBRD/DIN IBRDUS30JUN16	0010335743	USD	5,000,000	5,000,000	5/17/2016	5/17/2016	6/30/2016

DIN/SELL USD/IBRD/DIN IBRDUS30JUN16	0010335746	USD	10,000,000	10,000,000	5/17/2016	5/17/2016	6/30/2016

DIN/SELL USD/IBRD/DIN IBRDUS30JUN16	0010335750	USD	5,000,000	5,000,000	5/17/2016	5/17/2016	6/30/2016

DIN/SELL USD/IBRD/DIN IBRDUS30JUN16	0010336014	USD	32,000,000	32,000,000	5/19/2016	5/19/2016	6/30/2016

DIN/SELL USD/IBRD/DIN IBRDUS30JUN16	0010336124	USD	8,000,000	8,000,000	5/23/2016	5/23/2016	6/30/2016

DIN/SELL USD/IBRD/DIN IBRDUS30JUN16	0010336681	USD	45,000,000	45,000,000	6/1/2016	6/1/2016	6/30/2016

DIN/SELL USD/IBRD/DIN IBRDUS30JUN16	0010336692	USD	41,000,000	41,000,000	6/1/2016	6/1/2016	6/30/2016

DIN/SELL USD/IBRD/DIN IBRDUS30JUN16	0010336693	USD	57,000,000	57,000,000	6/1/2016	6/1/2016	6/30/2016

DIN/SELL USD/IBRD/DIN IBRDUS30JUN16	0010336761	USD	5,000,000	5,000,000	6/3/2016	6/3/2016	6/30/2016

DIN/SELL USD/IBRD/DIN IBRDUS30JUN16	0010336787	USD	15,000,000	15,000,000	6/6/2016	6/6/2016	6/30/2016

DIN/SELL USD/IBRD/DIN IBRDUS30JUN16	0010336918	USD	5,000,000	5,000,000	6/8/2016	6/8/2016	6/30/2016

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term April 01, 2016 through June 30, 2016	Page 10 / 27

Borrowing Type/Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS30JUN16	0010337210	USD	7,000,000	7,000,000	6/9/2016	6/9/2016	6/30/2016

DIN/SELL USD/IBRD/DIN IBRDUS31MAY16	0010335008	USD	10,000,000	10,000,000	5/2/2016	5/2/2016	5/31/2016

DIN/SELL USD/IBRD/DIN IBRDUS31MAY16	0010335009	USD	10,000,000	10,000,000	5/2/2016	5/2/2016	5/31/2016

DIN/SELL USD/IBRD/DIN IBRDUS31MAY16	0010335019	USD	33,000,000	33,000,000	5/3/2016	5/3/2016	5/31/2016

DIN/SELL USD/IBRD/DIN IBRDUS31MAY16	0010335021	USD	50,000,000	50,000,000	5/3/2016	5/3/2016	5/31/2016

DIN/SELL USD/IBRD/DIN IBRDUS31MAY16	0010335056	USD	35,000,000	35,000,000	5/4/2016	5/4/2016	5/31/2016

DIN/SELL USD/IBRD/DIN IBRDUS31MAY16	0010335061	USD	25,000,000	25,000,000	5/5/2016	5/5/2016	5/31/2016

DIN/SELL USD/IBRD/DIN IBRDUS31MAY16	0010336282	USD	120,000,000	120,000,000	5/27/2016	5/27/2016	5/31/2016

DIN/SELL USD/IBRD/DIN IBRDUS31MAY16	0010336285	USD	150,000,000	150,000,000	5/27/2016	5/27/2016	5/31/2016

DIN/SELL USD/IBRD/DIN IBRDUS3AUG16	0010335489	USD	250,000,000	250,000,000	5/11/2016	5/11/2016	8/3/2016

DIN/SELL USD/IBRD/DIN IBRDUS3JUN16	0010335220	USD	76,000,000	76,000,000	5/9/2016	5/9/2016	6/3/2016

DIN/SELL USD/IBRD/DIN IBRDUS3JUN16	0010335513	USD	400,000,000	400,000,000	5/12/2016	5/13/2016	6/3/2016

DIN/SELL USD/IBRD/DIN IBRDUS3JUN16	0010336112	USD	150,000,000	150,000,000	5/23/2016	5/23/2016	6/3/2016

DIN/SELL USD/IBRD/DIN IBRDUS3JUN16	0010336735	USD	120,000,000	120,000,000	6/2/2016	6/2/2016	6/3/2016

DIN/SELL USD/IBRD/DIN IBRDUS3JUN16	0010336736	USD	120,000,000	120,000,000	6/2/2016	6/2/2016	6/3/2016

DIN/SELL USD/IBRD/DIN IBRDUS3OCT16	0010337478	USD	100,000,000	100,000,000	6/15/2016	6/15/2016	10/3/2016

DIN/SELL USD/IBRD/DIN IBRDUS5APR16	0010333442	USD	120,000,000	120,000,000	4/4/2016	4/4/2016	4/5/2016

DIN/SELL USD/IBRD/DIN IBRDUS5APR16	0010333443	USD	100,000,000	100,000,000	4/4/2016	4/4/2016	4/5/2016

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term April 01, 2016 through June 30, 2016	Page 11 / 27

Borrowing Type/Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS5JUL16	0010335490	USD	250,000,000	250,000,000	5/11/2016	5/11/2016	7/5/2016

DIN/SELL USD/IBRD/DIN IBRDUS5JUL16	0010335514	USD	500,000,000	500,000,000	5/12/2016	5/13/2016	7/5/2016

DIN/SELL USD/IBRD/DIN IBRDUS5JUL16	0010336809	USD	10,000,000	10,000,000	6/7/2016	6/7/2016	7/5/2016

DIN/SELL USD/IBRD/DIN IBRDUS6APR16	0010333485	USD	120,000,000	120,000,000	4/5/2016	4/5/2016	4/6/2016

DIN/SELL USD/IBRD/DIN IBRDUS6APR16	0010333486	USD	100,000,000	100,000,000	4/5/2016	4/5/2016	4/6/2016

DIN/SELL USD/IBRD/DIN IBRDUS6JUL16	0010336759	USD	2,000,000	2,000,000	6/3/2016	6/3/2016	7/6/2016

DIN/SELL USD/IBRD/DIN IBRDUS6JUN16	0010335124	USD	150,000,000	150,000,000	5/6/2016	5/6/2016	6/6/2016

DIN/SELL USD/IBRD/DIN IBRDUS6JUN16	0010336756	USD	120,000,000	120,000,000	6/3/2016	6/3/2016	6/6/2016

DIN/SELL USD/IBRD/DIN IBRDUS6JUN16	0010336757	USD	120,000,000	120,000,000	6/3/2016	6/3/2016	6/6/2016

DIN/SELL USD/IBRD/DIN IBRDUS6MAY16	0010333826	USD	100,000,000	100,000,000	4/8/2016	4/8/2016	5/6/2016

DIN/SELL USD/IBRD/DIN IBRDUS6SEP16	0010336822	USD	2,000,000	2,000,000	6/7/2016	6/8/2016	9/6/2016

DIN/SELL USD/IBRD/DIN IBRDUS7APR16	0010333530	USD	100,000,000	100,000,000	4/6/2016	4/6/2016	4/7/2016

DIN/SELL USD/IBRD/DIN IBRDUS7APR16	0010333531	USD	120,000,000	120,000,000	4/6/2016	4/6/2016	4/7/2016

DIN/SELL USD/IBRD/DIN IBRDUS7JUL16	0010335422	USD	22,000,000	22,000,000	5/10/2016	5/10/2016	7/7/2016

DIN/SELL USD/IBRD/DIN IBRDUS7JUL16	0010335516	USD	500,000,000	500,000,000	5/12/2016	5/13/2016	7/7/2016

DIN/SELL USD/IBRD/DIN IBRDUS7JUL16	0010336760	USD	230,000,000	230,000,000	6/3/2016	6/3/2016	7/7/2016

DIN/SELL USD/IBRD/DIN IBRDUS7JUN16	0010336768	USD	40,000,000	40,000,000	6/6/2016	6/6/2016	6/7/2016

DIN/SELL USD/IBRD/DIN IBRDUS7JUN16	0010336769	USD	120,000,000	120,000,000	6/6/2016	6/6/2016	6/7/2016

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term April 01, 2016 through June 30, 2016	Page 12 / 27

Borrowing Type/Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS7JUN16	0010336774	USD	120,000,000	120,000,000	6/6/2016	6/6/2016	6/7/2016

DIN/SELL USD/IBRD/DIN IBRDUS8APR16	0010333702	USD	100,000,000	100,000,000	4/7/2016	4/7/2016	4/8/2016

DIN/SELL USD/IBRD/DIN IBRDUS8APR16	0010333712	USD	120,000,000	120,000,000	4/7/2016	4/7/2016	4/8/2016

DIN/SELL USD/IBRD/DIN IBRDUS8AUG16	0010335169	USD	100,000,000	100,000,000	5/6/2016	5/9/2016	8/8/2016

DIN/SELL USD/IBRD/DIN IBRDUS8JUL16	0010334245	USD	1,000,000	1,000,000	4/14/2016	4/15/2016	7/8/2016

DIN/SELL USD/IBRD/DIN IBRDUS8JUN16	0010335200	USD	2,000,000	2,000,000	5/6/2016	5/9/2016	6/8/2016

DIN/SELL USD/IBRD/DIN IBRDUS8JUN16	0010336802	USD	120,000,000	120,000,000	6/7/2016	6/7/2016	6/8/2016

DIN/SELL USD/IBRD/DIN IBRDUS8JUN16	0010336803	USD	120,000,000	120,000,000	6/7/2016	6/7/2016	6/8/2016

DIN/SELL USD/IBRD/DIN IBRDUS9JUN16	0010336872	USD	120,000,000	120,000,000	6/8/2016	6/8/2016	6/9/2016

DIN/SELL USD/IBRD/DIN IBRDUS9JUN16	0010336873	USD	120,000,000	120,000,000	6/8/2016	6/8/2016	6/9/2016

DIN/SELL USD/IBRD/DIN IBRDUS9JUN16	0010336907	USD	100,000,000	100,000,000	6/8/2016	6/8/2016	6/9/2016

DIN/SELL USD/IBRD/DIN IBRDUS9MAY16	0010333814	USD	33,975,000	33,975,000	4/8/2016	4/8/2016	5/9/2016

DIN/SELL USD/IBRD/DIN IBRDUS9MAY16	0010334024	USD	20,000,000	20,000,000	4/11/2016	4/11/2016	5/9/2016

DIN/SELL USD/IBRD/DIN IBRDUS9MAY16	0010334207	USD	10,000,000	10,000,000	4/13/2016	4/13/2016	5/9/2016

DIN/SELL USD/IBRD/DIN IBRDUS9MAY16	0010334218	USD	12,000,000	12,000,000	4/13/2016	4/14/2016	5/9/2016

DIN/SELL USD/IBRD/DIN IBRDUS9MAY16	0010334264	USD	2,000,000	2,000,000	4/14/2016	4/15/2016	5/9/2016

Sub-total New Borrowings - United States Dollar			19,777,632,000	19,777,632,000

Total New Borrowings				19,777,632,000

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term April 01, 2016 through June 30, 2016	Page 13 / 27

Borrowing Type/Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

Maturing Borrowings

United States Dollar

DIN/SELL USD/IBRD/DIN IBRDUS10JUN16	0010334216	USD	(3,000,000)	(3,000,000)	4/13/2016	4/13/2016	6/10/2016

DIN/SELL USD/IBRD/DIN IBRDUS10JUN16	0010335544	USD	(200,000,000)	(200,000,000)	5/13/2016	5/13/2016	6/10/2016

DIN/SELL USD/IBRD/DIN IBRDUS10JUN16	0010337194	USD	(120,000,000)	(120,000,000)	6/9/2016	6/9/2016	6/10/2016

DIN/SELL USD/IBRD/DIN IBRDUS10JUN16	0010337195	USD	(120,000,000)	(120,000,000)	6/9/2016	6/9/2016	6/10/2016

DIN/SELL USD/IBRD/DIN IBRDUS10JUN16	0010337209	USD	(100,000,000)	(100,000,000)	6/9/2016	6/9/2016	6/10/2016

DIN/SELL USD/IBRD/DIN IBRDUS10JUN16	0010337212	USD	(50,000,000)	(50,000,000)	6/9/2016	6/9/2016	6/10/2016

DIN/SELL USD/IBRD/DIN IBRDUS10MAY16	0010331117	USD	(21,000,000)	(21,000,000)	2/25/2016	2/26/2016	5/10/2016

DIN/SELL USD/IBRD/DIN IBRDUS10MAY16	0010334050	USD	(7,300,000)	(7,300,000)	4/12/2016	4/12/2016	5/10/2016

DIN/SELL USD/IBRD/DIN IBRDUS11APR16	0010333791	USD	(100,000,000)	(100,000,000)	4/8/2016	4/8/2016	4/11/2016

DIN/SELL USD/IBRD/DIN IBRDUS11APR16	0010333801	USD	(120,000,000)	(120,000,000)	4/8/2016	4/8/2016	4/11/2016

DIN/SELL USD/IBRD/DIN IBRDUS11MAY16	0010331524	USD	(500,000,000)	(500,000,000)	3/1/2016	3/1/2016	5/11/2016

DIN/SELL USD/IBRD/DIN IBRDUS12APR16	0010334022	USD	(120,000,000)	(120,000,000)	4/11/2016	4/11/2016	4/12/2016

DIN/SELL USD/IBRD/DIN IBRDUS12APR16	0010334023	USD	(100,000,000)	(100,000,000)	4/11/2016	4/11/2016	4/12/2016

DIN/SELL USD/IBRD/DIN IBRDUS12MAY16	0010331525	USD	(500,000,000)	(500,000,000)	3/1/2016	3/2/2016	5/12/2016

DIN/SELL USD/IBRD/DIN IBRDUS13APR16	0010328773	USD	(250,000,000)	(250,000,000)	1/15/2016	1/19/2016	4/13/2016

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term April 01, 2016 through June 30, 2016	Page 14 / 27

Borrowing Type/Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS13APR16	0010334042	USD	(100,000,000)	(100,000,000)	4/12/2016	4/12/2016	4/13/2016

DIN/SELL USD/IBRD/DIN IBRDUS13APR16	0010334049	USD	(120,000,000)	(120,000,000)	4/12/2016	4/12/2016	4/13/2016

DIN/SELL USD/IBRD/DIN IBRDUS13JUN16	0010331081	USD	(100,000,000)	(100,000,000)	2/25/2016	2/25/2016	6/13/2016

DIN/SELL USD/IBRD/DIN IBRDUS13JUN16	0010337251	USD	(120,000,000)	(120,000,000)	6/10/2016	6/10/2016	6/13/2016

DIN/SELL USD/IBRD/DIN IBRDUS13JUN16	0010337252	USD	(120,000,000)	(120,000,000)	6/10/2016	6/10/2016	6/13/2016

DIN/SELL USD/IBRD/DIN IBRDUS13JUN16	0010337255	USD	(80,000,000)	(80,000,000)	6/10/2016	6/10/2016	6/13/2016

DIN/SELL USD/IBRD/DIN IBRDUS13MAY16	0010333713	USD	(170,000,000)	(170,000,000)	4/7/2016	4/7/2016	5/13/2016

DIN/SELL USD/IBRD/DIN IBRDUS13MAY16	0010333800	USD	(1,973,000)	(1,973,000)	4/8/2016	4/8/2016	5/13/2016

DIN/SELL USD/IBRD/DIN IBRDUS13MAY16	0010333825	USD	(100,000,000)	(100,000,000)	4/8/2016	4/8/2016	5/13/2016

DIN/SELL USD/IBRD/DIN IBRDUS13MAY16	0010334052	USD	(60,000,000)	(60,000,000)	4/12/2016	4/12/2016	5/13/2016

DIN/SELL USD/IBRD/DIN IBRDUS13MAY16	0010334188	USD	(80,451,000)	(80,451,000)	4/13/2016	4/13/2016	5/13/2016

DIN/SELL USD/IBRD/DIN IBRDUS13MAY16	0010334235	USD	(100,000,000)	(100,000,000)	4/14/2016	4/14/2016	5/13/2016

DIN/SELL USD/IBRD/DIN IBRDUS13MAY16	0010334286	USD	(4,177,000)	(4,177,000)	4/15/2016	4/15/2016	5/13/2016

DIN/SELL USD/IBRD/DIN IBRDUS14APR16	0010331058	USD	(25,000,000)	(25,000,000)	2/24/2016	2/24/2016	4/14/2016

DIN/SELL USD/IBRD/DIN IBRDUS14APR16	0010331528	USD	(50,000,000)	(50,000,000)	3/1/2016	3/1/2016	4/14/2016

DIN/SELL USD/IBRD/DIN IBRDUS14APR16	0010334187	USD	(100,000,000)	(100,000,000)	4/13/2016	4/13/2016	4/14/2016

DIN/SELL USD/IBRD/DIN IBRDUS14APR16	0010334202	USD	(120,000,000)	(120,000,000)	4/13/2016	4/13/2016	4/14/2016

DIN/SELL USD/IBRD/DIN IBRDUS14JUN16	0010334256	USD	(6,000,000)	(6,000,000)	4/14/2016	4/15/2016	6/14/2016

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term April 01, 2016 through June 30, 2016	Page 15 / 27

Borrowing Type/Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS14JUN16	0010335542	USD	(25,000,000)	(25,000,000)	5/13/2016	5/13/2016	6/14/2016

DIN/SELL USD/IBRD/DIN IBRDUS14JUN16	0010337259	USD	(120,000,000)	(120,000,000)	6/13/2016	6/13/2016	6/14/2016

DIN/SELL USD/IBRD/DIN IBRDUS14JUN16	0010337262	USD	(120,000,000)	(120,000,000)	6/13/2016	6/13/2016	6/14/2016

DIN/SELL USD/IBRD/DIN IBRDUS14JUN16	0010337267	USD	(184,000,000)	(184,000,000)	6/13/2016	6/13/2016	6/14/2016

DIN/SELL USD/IBRD/DIN IBRDUS15APR16	0010327152	USD	(100,000,000)	(100,000,000)	12/18/2015	12/21/2015	4/15/2016

DIN/SELL USD/IBRD/DIN IBRDUS15APR16	0010327698	USD	(5,493,000)	(5,493,000)	1/5/2016	1/5/2016	4/15/2016

DIN/SELL USD/IBRD/DIN IBRDUS15APR16	0010330625	USD	(300,360,000)	(300,360,000)	2/12/2016	2/16/2016	4/15/2016

DIN/SELL USD/IBRD/DIN IBRDUS15APR16	0010330655	USD	(200,000,000)	(200,000,000)	2/16/2016	2/17/2016	4/15/2016

DIN/SELL USD/IBRD/DIN IBRDUS15APR16	0010330701	USD	(100,000,000)	(100,000,000)	2/17/2016	2/17/2016	4/15/2016

DIN/SELL USD/IBRD/DIN IBRDUS15APR16	0010330941	USD	(525,000,000)	(525,000,000)	2/22/2016	2/22/2016	4/15/2016

DIN/SELL USD/IBRD/DIN IBRDUS15APR16	0010330958	USD	(140,000,000)	(140,000,000)	2/22/2016	2/22/2016	4/15/2016

DIN/SELL USD/IBRD/DIN IBRDUS15APR16	0010330946	USD	(500,000,000)	(500,000,000)	2/22/2016	2/23/2016	4/15/2016

DIN/SELL USD/IBRD/DIN IBRDUS15APR16	0010331033	USD	(39,000,000)	(39,000,000)	2/24/2016	2/24/2016	4/15/2016

DIN/SELL USD/IBRD/DIN IBRDUS15APR16	0010331037	USD	(100,000,000)	(100,000,000)	2/24/2016	2/24/2016	4/15/2016

DIN/SELL USD/IBRD/DIN IBRDUS15APR16	0010331069	USD	(30,000,000)	(30,000,000)	2/24/2016	2/26/2016	4/15/2016

DIN/SELL USD/IBRD/DIN IBRDUS15APR16	0010334227	USD	(95,000,000)	(95,000,000)	4/14/2016	4/14/2016	4/15/2016

DIN/SELL USD/IBRD/DIN IBRDUS15APR16	0010334236	USD	(120,000,000)	(120,000,000)	4/14/2016	4/14/2016	4/15/2016

DIN/SELL USD/IBRD/DIN IBRDUS15JUN16	0010334217	USD	(300,517,000)	(300,517,000)	4/13/2016	4/14/2016	6/15/2016

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term April 01, 2016 through June 30, 2016	Page 16 / 27

Borrowing Type/Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS15JUN16	0010335520	USD	(86,562,000)	(86,562,000)	5/12/2016	5/13/2016	6/15/2016

DIN/SELL USD/IBRD/DIN IBRDUS15JUN16	0010337426	USD	(120,000,000)	(120,000,000)	6/14/2016	6/14/2016	6/15/2016

DIN/SELL USD/IBRD/DIN IBRDUS15JUN16	0010337427	USD	(120,000,000)	(120,000,000)	6/14/2016	6/14/2016	6/15/2016

DIN/SELL USD/IBRD/DIN IBRDUS16JUN16	0010327300	USD	(20,000,000)	(20,000,000)	12/29/2015	12/30/2015	6/16/2016

DIN/SELL USD/IBRD/DIN IBRDUS16JUN16	0010337467	USD	(120,000,000)	(120,000,000)	6/15/2016	6/15/2016	6/16/2016

DIN/SELL USD/IBRD/DIN IBRDUS16JUN16	0010337468	USD	(120,000,000)	(120,000,000)	6/15/2016	6/15/2016	6/16/2016

DIN/SELL USD/IBRD/DIN IBRDUS16JUN16	0010337508	USD	(94,500,000)	(94,500,000)	6/15/2016	6/15/2016	6/16/2016

DIN/SELL USD/IBRD/DIN IBRDUS16MAY16	0010331631	USD	(500,000,000)	(500,000,000)	3/3/2016	3/4/2016	5/16/2016

DIN/SELL USD/IBRD/DIN IBRDUS16MAY16	0010335510	USD	(180,000,000)	(180,000,000)	5/12/2016	5/12/2016	5/16/2016

DIN/SELL USD/IBRD/DIN IBRDUS16MAY16	0010335546	USD	(200,000,000)	(200,000,000)	5/13/2016	5/13/2016	5/16/2016

DIN/SELL USD/IBRD/DIN IBRDUS17JUN16	0010337556	USD	(120,000,000)	(120,000,000)	6/16/2016	6/16/2016	6/17/2016

DIN/SELL USD/IBRD/DIN IBRDUS17JUN16	0010337557	USD	(120,000,000)	(120,000,000)	6/16/2016	6/16/2016	6/17/2016

DIN/SELL USD/IBRD/DIN IBRDUS17JUN16	0010337565	USD	(113,327,000)	(113,327,000)	6/16/2016	6/16/2016	6/17/2016

DIN/SELL USD/IBRD/DIN IBRDUS17MAY16	0010328362	USD	(4,041,000)	(4,041,000)	1/12/2016	1/12/2016	5/17/2016

DIN/SELL USD/IBRD/DIN IBRDUS17MAY16	0010331632	USD	(22,000,000)	(22,000,000)	3/3/2016	3/3/2016	5/17/2016

DIN/SELL USD/IBRD/DIN IBRDUS17MAY16	0010334328	USD	(9,000,000)	(9,000,000)	4/15/2016	4/15/2016	5/17/2016

DIN/SELL USD/IBRD/DIN IBRDUS17MAY16	0010335689	USD	(120,000,000)	(120,000,000)	5/16/2016	5/16/2016	5/17/2016

DIN/SELL USD/IBRD/DIN IBRDUS17MAY16	0010335690	USD	(100,000,000)	(100,000,000)	5/16/2016	5/16/2016	5/17/2016

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term April 01, 2016 through June 30, 2016	Page 17 / 27

Borrowing Type/Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS18MAY16	0010331269	USD	(50,000,000)	(50,000,000)	2/29/2016	2/29/2016	5/18/2016

DIN/SELL USD/IBRD/DIN IBRDUS18MAY16	0010335713	USD	(120,000,000)	(120,000,000)	5/17/2016	5/17/2016	5/18/2016

DIN/SELL USD/IBRD/DIN IBRDUS18MAY16	0010335726	USD	(150,000,000)	(150,000,000)	5/17/2016	5/17/2016	5/18/2016

DIN/SELL USD/IBRD/DIN IBRDUS19APR16	0010330656	USD	(200,000,000)	(200,000,000)	2/16/2016	2/17/2016	4/19/2016

DIN/SELL USD/IBRD/DIN IBRDUS19APR16	0010334455	USD	(120,000,000)	(120,000,000)	4/18/2016	4/18/2016	4/19/2016

DIN/SELL USD/IBRD/DIN IBRDUS19APR16	0010334456	USD	(100,000,000)	(100,000,000)	4/18/2016	4/18/2016	4/19/2016

DIN/SELL USD/IBRD/DIN IBRDUS19MAY16	0010335515	USD	(75,000,000)	(75,000,000)	5/12/2016	5/12/2016	5/19/2016

DIN/SELL USD/IBRD/DIN IBRDUS1APR16	0010326266	USD	(40,000,000)	(40,000,000)	12/7/2015	12/7/2015	4/1/2016

DIN/SELL USD/IBRD/DIN IBRDUS1APR16	0010327876	USD	(100,000,000)	(100,000,000)	1/6/2016	1/6/2016	4/1/2016

DIN/SELL USD/IBRD/DIN IBRDUS1APR16	0010328895	USD	(100,000,000)	(100,000,000)	1/20/2016	1/20/2016	4/1/2016

DIN/SELL USD/IBRD/DIN IBRDUS1APR16	0010329175	USD	(100,000,000)	(100,000,000)	1/28/2016	1/29/2016	4/1/2016

DIN/SELL USD/IBRD/DIN IBRDUS1APR16	0010330006	USD	(100,000,000)	(100,000,000)	2/4/2016	2/4/2016	4/1/2016

DIN/SELL USD/IBRD/DIN IBRDUS1APR16	0010330078	USD	(100,000,000)	(100,000,000)	2/5/2016	2/5/2016	4/1/2016

DIN/SELL USD/IBRD/DIN IBRDUS1APR16	0010330083	USD	(77,000,000)	(77,000,000)	2/5/2016	2/5/2016	4/1/2016

DIN/SELL USD/IBRD/DIN IBRDUS1APR16	0010330505	USD	(138,000,000)	(138,000,000)	2/11/2016	2/11/2016	4/1/2016

DIN/SELL USD/IBRD/DIN IBRDUS1JUN16	0010327098	USD	(8,821,000)	(8,821,000)	12/17/2015	12/17/2015	6/1/2016

DIN/SELL USD/IBRD/DIN IBRDUS1JUN16	0010329168	USD	(14,676,000)	(14,676,000)	1/28/2016	1/28/2016	6/1/2016

DIN/SELL USD/IBRD/DIN IBRDUS1JUN16	0010331276	USD	(50,000,000)	(50,000,000)	2/29/2016	2/29/2016	6/1/2016

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term April 01, 2016 through June 30, 2016	Page 18 / 27

Borrowing Type/Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS1JUN16	0010331529	USD	(28,000,000)	(28,000,000)	3/1/2016	3/1/2016	6/1/2016

DIN/SELL USD/IBRD/DIN IBRDUS1JUN16	0010335511	USD	(300,000,000)	(300,000,000)	5/12/2016	5/13/2016	6/1/2016

DIN/SELL USD/IBRD/DIN IBRDUS1JUN16	0010335541	USD	(300,000,000)	(300,000,000)	5/13/2016	5/13/2016	6/1/2016

DIN/SELL USD/IBRD/DIN IBRDUS1JUN16	0010336368	USD	(120,000,000)	(120,000,000)	5/31/2016	5/31/2016	6/1/2016

DIN/SELL USD/IBRD/DIN IBRDUS1JUN16	0010336369	USD	(120,000,000)	(120,000,000)	5/31/2016	5/31/2016	6/1/2016

DIN/SELL USD/IBRD/DIN IBRDUS20APR16	0010334034	USD	(400,000,000)	(400,000,000)	4/11/2016	4/13/2016	4/20/2016

DIN/SELL USD/IBRD/DIN IBRDUS20JUN16	0010335219	USD	(500,000,000)	(500,000,000)	5/9/2016	5/10/2016	6/20/2016

DIN/SELL USD/IBRD/DIN IBRDUS20JUN16	0010335543	USD	(100,000,000)	(100,000,000)	5/13/2016	5/13/2016	6/20/2016

DIN/SELL USD/IBRD/DIN IBRDUS20JUN16	0010335708	USD	(9,000,000)	(9,000,000)	5/16/2016	5/17/2016	6/20/2016

DIN/SELL USD/IBRD/DIN IBRDUS20JUN16	0010335744	USD	(2,500,000)	(2,500,000)	5/17/2016	5/17/2016	6/20/2016

DIN/SELL USD/IBRD/DIN IBRDUS20JUN16	0010335745	USD	(6,000,000)	(6,000,000)	5/17/2016	5/17/2016	6/20/2016

DIN/SELL USD/IBRD/DIN IBRDUS20JUN16	0010337675	USD	(120,000,000)	(120,000,000)	6/17/2016	6/17/2016	6/20/2016

DIN/SELL USD/IBRD/DIN IBRDUS20JUN16	0010337676	USD	(120,000,000)	(120,000,000)	6/17/2016	6/17/2016	6/20/2016

DIN/SELL USD/IBRD/DIN IBRDUS20JUN16	0010337678	USD	(75,136,000)	(75,136,000)	6/17/2016	6/17/2016	6/20/2016

DIN/SELL USD/IBRD/DIN IBRDUS21APR16	0010329000	USD	(32,000,000)	(32,000,000)	1/21/2016	1/21/2016	4/21/2016

DIN/SELL USD/IBRD/DIN IBRDUS21JUN16	0010335218	USD	(500,000,000)	(500,000,000)	5/9/2016	5/10/2016	6/21/2016

DIN/SELL USD/IBRD/DIN IBRDUS21JUN16	0010337681	USD	(120,000,000)	(120,000,000)	6/20/2016	6/20/2016	6/21/2016

DIN/SELL USD/IBRD/DIN IBRDUS21JUN16	0010337682	USD	(120,000,000)	(120,000,000)	6/20/2016	6/20/2016	6/21/2016

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term April 01, 2016 through June 30, 2016	Page 19 / 27

Borrowing Type/Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS22APR16	0010329003	USD	(250,000,000)	(250,000,000)	1/21/2016	1/22/2016	4/22/2016

DIN/SELL USD/IBRD/DIN IBRDUS22APR16	0010329936	USD	(40,000,000)	(40,000,000)	2/3/2016	2/3/2016	4/22/2016

DIN/SELL USD/IBRD/DIN IBRDUS22APR16	0010330087	USD	(100,000,000)	(100,000,000)	2/5/2016	2/8/2016	4/22/2016

DIN/SELL USD/IBRD/DIN IBRDUS22JUN16	0010337684	USD	(120,000,000)	(120,000,000)	6/21/2016	6/21/2016	6/22/2016

DIN/SELL USD/IBRD/DIN IBRDUS22JUN16	0010337685	USD	(120,000,000)	(120,000,000)	6/21/2016	6/21/2016	6/22/2016

DIN/SELL USD/IBRD/DIN IBRDUS23JUN16	0010337693	USD	(120,000,000)	(120,000,000)	6/22/2016	6/22/2016	6/23/2016

DIN/SELL USD/IBRD/DIN IBRDUS23JUN16	0010337694	USD	(120,000,000)	(120,000,000)	6/22/2016	6/22/2016	6/23/2016

DIN/SELL USD/IBRD/DIN IBRDUS23MAY16	0010335060	USD	(16,935,000)	(16,935,000)	5/5/2016	5/5/2016	5/23/2016

DIN/SELL USD/IBRD/DIN IBRDUS24JUN16	0010329388	USD	(100,000,000)	(100,000,000)	1/29/2016	2/1/2016	6/24/2016

DIN/SELL USD/IBRD/DIN IBRDUS24JUN16	0010329685	USD	(50,000,000)	(50,000,000)	2/1/2016	2/1/2016	6/24/2016

DIN/SELL USD/IBRD/DIN IBRDUS24JUN16	0010331107	USD	(100,000,000)	(100,000,000)	2/25/2016	2/25/2016	6/24/2016

DIN/SELL USD/IBRD/DIN IBRDUS24JUN16	0010331108	USD	(100,000,000)	(100,000,000)	2/25/2016	2/25/2016	6/24/2016

DIN/SELL USD/IBRD/DIN IBRDUS24JUN16	0010331109	USD	(100,000,000)	(100,000,000)	2/25/2016	2/26/2016	6/24/2016

DIN/SELL USD/IBRD/DIN IBRDUS24JUN16	0010337706	USD	(120,000,000)	(120,000,000)	6/23/2016	6/23/2016	6/24/2016

DIN/SELL USD/IBRD/DIN IBRDUS24JUN16	0010337708	USD	(120,000,000)	(120,000,000)	6/23/2016	6/23/2016	6/24/2016

DIN/SELL USD/IBRD/DIN IBRDUS24JUN16	0010337709	USD	(125,000,000)	(125,000,000)	6/23/2016	6/23/2016	6/24/2016

DIN/SELL USD/IBRD/DIN IBRDUS24JUN16	0010337710	USD	(123,000,000)	(123,000,000)	6/23/2016	6/23/2016	6/24/2016

DIN/SELL USD/IBRD/DIN IBRDUS24JUN16	0010337714	USD	(25,000,000)	(25,000,000)	6/23/2016	6/23/2016	6/24/2016

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term April 01, 2016 through June 30, 2016	Page 20 / 27

Borrowing Type/Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS24JUN16	0010337715	USD	(34,934,000)	(34,934,000)	6/23/2016	6/23/2016	6/24/2016

DIN/SELL USD/IBRD/DIN IBRDUS24MAY16	0010336017	USD	(200,000,000)	(200,000,000)	5/19/2016	5/19/2016	5/24/2016

DIN/SELL USD/IBRD/DIN IBRDUS24MAY16	0010336089	USD	(125,000,000)	(125,000,000)	5/23/2016	5/23/2016	5/24/2016

DIN/SELL USD/IBRD/DIN IBRDUS24MAY16	0010336090	USD	(125,000,000)	(125,000,000)	5/23/2016	5/23/2016	5/24/2016

DIN/SELL USD/IBRD/DIN IBRDUS24MAY16	0010336111	USD	(9,085,000)	(9,085,000)	5/23/2016	5/23/2016	5/24/2016

DIN/SELL USD/IBRD/DIN IBRDUS24MAY16	0010336113	USD	(156,000,000)	(156,000,000)	5/23/2016	5/23/2016	5/24/2016

DIN/SELL USD/IBRD/DIN IBRDUS25APR16	0010329001	USD	(100,000,000)	(100,000,000)	1/21/2016	1/21/2016	4/25/2016

DIN/SELL USD/IBRD/DIN IBRDUS25APR16	0010329858	USD	(100,000,000)	(100,000,000)	2/2/2016	2/3/2016	4/25/2016

DIN/SELL USD/IBRD/DIN IBRDUS25APR16	0010329907	USD	(5,000,000)	(5,000,000)	2/2/2016	2/3/2016	4/25/2016

DIN/SELL USD/IBRD/DIN IBRDUS25APR16	0010330065	USD	(10,500,000)	(10,500,000)	2/5/2016	2/5/2016	4/25/2016

DIN/SELL USD/IBRD/DIN IBRDUS25APR16	0010331034	USD	(16,000,000)	(16,000,000)	2/24/2016	2/25/2016	4/25/2016

DIN/SELL USD/IBRD/DIN IBRDUS25APR16	0010331088	USD	(50,000,000)	(50,000,000)	2/25/2016	2/25/2016	4/25/2016

DIN/SELL USD/IBRD/DIN IBRDUS25APR16	0010331527	USD	(12,000,000)	(12,000,000)	3/1/2016	3/1/2016	4/25/2016

DIN/SELL USD/IBRD/DIN IBRDUS25APR16	0010334026	USD	(20,000,000)	(20,000,000)	4/11/2016	4/11/2016	4/25/2016

DIN/SELL USD/IBRD/DIN IBRDUS26MAY16	0010336215	USD	(50,000,000)	(50,000,000)	5/25/2016	5/25/2016	5/26/2016

DIN/SELL USD/IBRD/DIN IBRDUS26MAY16	0010336216	USD	(50,000,000)	(50,000,000)	5/25/2016	5/25/2016	5/26/2016

DIN/SELL USD/IBRD/DIN IBRDUS27APR16	0010331007	USD	(8,806,000)	(8,806,000)	2/24/2016	2/24/2016	4/27/2016

DIN/SELL USD/IBRD/DIN IBRDUS27APR16	0010334035	USD	(400,000,000)	(400,000,000)	4/11/2016	4/13/2016	4/27/2016

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term April 01, 2016 through June 30, 2016	Page 21 / 27

Borrowing Type/Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS27JUN16	0010335692	USD	(15,000,000)	(15,000,000)	5/16/2016	5/16/2016	6/27/2016

DIN/SELL USD/IBRD/DIN IBRDUS27JUN16	0010337729	USD	(130,000,000)	(130,000,000)	6/24/2016	6/24/2016	6/27/2016

DIN/SELL USD/IBRD/DIN IBRDUS27JUN16	0010337730	USD	(110,160,000)	(110,160,000)	6/24/2016	6/24/2016	6/27/2016

DIN/SELL USD/IBRD/DIN IBRDUS27JUN16	0010337731	USD	(125,000,000)	(125,000,000)	6/24/2016	6/24/2016	6/27/2016

DIN/SELL USD/IBRD/DIN IBRDUS27JUN16	0010337732	USD	(10,000,000)	(10,000,000)	6/24/2016	6/24/2016	6/27/2016

DIN/SELL USD/IBRD/DIN IBRDUS27JUN16	0010337733	USD	(120,000,000)	(120,000,000)	6/24/2016	6/24/2016	6/27/2016

DIN/SELL USD/IBRD/DIN IBRDUS27JUN16	0010337734	USD	(100,000,000)	(100,000,000)	6/24/2016	6/24/2016	6/27/2016

DIN/SELL USD/IBRD/DIN IBRDUS27JUN16	0010337735	USD	(15,000,000)	(15,000,000)	6/24/2016	6/24/2016	6/27/2016

DIN/SELL USD/IBRD/DIN IBRDUS27JUN16	0010337736	USD	(10,000,000)	(10,000,000)	6/24/2016	6/24/2016	6/27/2016

DIN/SELL USD/IBRD/DIN IBRDUS27JUN16	0010337737	USD	(75,000,000)	(75,000,000)	6/24/2016	6/24/2016	6/27/2016

DIN/SELL USD/IBRD/DIN IBRDUS27JUN16	0010337738	USD	(30,000,000)	(30,000,000)	6/24/2016	6/24/2016	6/27/2016

DIN/SELL USD/IBRD/DIN IBRDUS27MAY16	0010335693	USD	(16,000,000)	(16,000,000)	5/16/2016	5/16/2016	5/27/2016

DIN/SELL USD/IBRD/DIN IBRDUS27MAY16	0010336261	USD	(120,000,000)	(120,000,000)	5/26/2016	5/26/2016	5/27/2016

DIN/SELL USD/IBRD/DIN IBRDUS27MAY16	0010336262	USD	(50,000,000)	(50,000,000)	5/26/2016	5/26/2016	5/27/2016

DIN/SELL USD/IBRD/DIN IBRDUS27MAY16	0010336263	USD	(100,000,000)	(100,000,000)	5/26/2016	5/26/2016	5/27/2016

DIN/SELL USD/IBRD/DIN IBRDUS28APR16	0010314759	USD	(13,010,000)	(13,010,000)	5/27/2015	5/28/2015	4/28/2016

DIN/SELL USD/IBRD/DIN IBRDUS28APR16	0010314816	USD	(3,000,000)	(3,000,000)	5/27/2015	5/28/2015	4/28/2016

DIN/SELL USD/IBRD/DIN IBRDUS28APR16	0010316169	USD	(14,150,000)	(14,150,000)	6/10/2015	6/11/2015	4/28/2016

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term April 01, 2016 through June 30, 2016	Page 22 / 27

Borrowing Type/Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS28APR16	0010318946	USD	(10,200,000)	(10,200,000)	8/5/2015	8/5/2015	4/28/2016

DIN/SELL USD/IBRD/DIN IBRDUS28APR16	0010319909	USD	(550,000)	(550,000)	8/27/2015	8/28/2015	4/28/2016

DIN/SELL USD/IBRD/DIN IBRDUS28APR16	0010321263	USD	(2,230,000)	(2,230,000)	9/16/2015	9/16/2015	4/28/2016

DIN/SELL USD/IBRD/DIN IBRDUS28APR16	0010321349	USD	(120,000)	(120,000)	9/16/2015	9/16/2015	4/28/2016

DIN/SELL USD/IBRD/DIN IBRDUS28APR16	0010325479	USD	(500,000)	(500,000)	11/24/2015	11/25/2015	4/28/2016

DIN/SELL USD/IBRD/DIN IBRDUS28APR16	0010326300	USD	(4,350,000)	(4,350,000)	12/7/2015	12/8/2015	4/28/2016

DIN/SELL USD/IBRD/DIN IBRDUS28APR16	0010329006	USD	(66,000,000)	(66,000,000)	1/21/2016	1/21/2016	4/28/2016

DIN/SELL USD/IBRD/DIN IBRDUS28APR16	0010329141	USD	(260,000)	(260,000)	1/27/2016	1/27/2016	4/28/2016

DIN/SELL USD/IBRD/DIN IBRDUS28JUN16	0010336819	USD	(2,000,000)	(2,000,000)	6/7/2016	6/7/2016	6/28/2016

DIN/SELL USD/IBRD/DIN IBRDUS28JUN16	0010337748	USD	(120,000,000)	(120,000,000)	6/27/2016	6/27/2016	6/28/2016

DIN/SELL USD/IBRD/DIN IBRDUS28JUN16	0010337749	USD	(120,000,000)	(120,000,000)	6/27/2016	6/27/2016	6/28/2016

DIN/SELL USD/IBRD/DIN IBRDUS29APR16	0010331106	USD	(25,000,000)	(25,000,000)	2/25/2016	2/25/2016	4/29/2016

DIN/SELL USD/IBRD/DIN IBRDUS29APR16	0010333376	USD	(67,000,000)	(67,000,000)	4/1/2016	4/1/2016	4/29/2016

DIN/SELL USD/IBRD/DIN IBRDUS29APR16	0010333395	USD	(93,000,000)	(93,000,000)	4/1/2016	4/1/2016	4/29/2016

DIN/SELL USD/IBRD/DIN IBRDUS29APR16	0010333414	USD	(40,000,000)	(40,000,000)	4/1/2016	4/1/2016	4/29/2016

DIN/SELL USD/IBRD/DIN IBRDUS29JUN16	0010337784	USD	(120,000,000)	(120,000,000)	6/28/2016	6/28/2016	6/29/2016

DIN/SELL USD/IBRD/DIN IBRDUS29JUN16	0010337785	USD	(120,000,000)	(120,000,000)	6/28/2016	6/28/2016	6/29/2016

DIN/SELL USD/IBRD/DIN IBRDUS2JUN16	0010335512	USD	(300,000,000)	(300,000,000)	5/12/2016	5/13/2016	6/2/2016

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term April 01, 2016 through June 30, 2016	Page 23 / 27

Borrowing Type/Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS2JUN16	0010336680	USD	(120,000,000)	(120,000,000)	6/1/2016	6/1/2016	6/2/2016

DIN/SELL USD/IBRD/DIN IBRDUS2JUN16	0010336690	USD	(120,000,000)	(120,000,000)	6/1/2016	6/1/2016	6/2/2016

DIN/SELL USD/IBRD/DIN IBRDUS2MAY16	0010329714	USD	(250,000,000)	(250,000,000)	2/1/2016	2/2/2016	5/2/2016

DIN/SELL USD/IBRD/DIN IBRDUS2MAY16	0010329715	USD	(250,000,000)	(250,000,000)	2/1/2016	2/3/2016	5/2/2016

DIN/SELL USD/IBRD/DIN IBRDUS2MAY16	0010334027	USD	(10,000,000)	(10,000,000)	4/11/2016	4/11/2016	5/2/2016

DIN/SELL USD/IBRD/DIN IBRDUS2MAY16	0010334025	USD	(30,000,000)	(30,000,000)	4/11/2016	4/12/2016	5/2/2016

DIN/SELL USD/IBRD/DIN IBRDUS30JUN16	0010323340	USD	(7,300,000)	(7,300,000)	10/28/2015	10/29/2015	6/30/2016

DIN/SELL USD/IBRD/DIN IBRDUS30JUN16	0010335020	USD	(34,000,000)	(34,000,000)	5/3/2016	5/3/2016	6/30/2016

DIN/SELL USD/IBRD/DIN IBRDUS30JUN16	0010335022	USD	(50,000,000)	(50,000,000)	5/3/2016	5/3/2016	6/30/2016

DIN/SELL USD/IBRD/DIN IBRDUS30JUN16	0010335217	USD	(27,000,000)	(27,000,000)	5/9/2016	5/9/2016	6/30/2016

DIN/SELL USD/IBRD/DIN IBRDUS30JUN16	0010335524	USD	(12,000,000)	(12,000,000)	5/12/2016	5/12/2016	6/30/2016

DIN/SELL USD/IBRD/DIN IBRDUS30JUN16	0010335691	USD	(18,000,000)	(18,000,000)	5/16/2016	5/16/2016	6/30/2016

DIN/SELL USD/IBRD/DIN IBRDUS30JUN16	0010335743	USD	(5,000,000)	(5,000,000)	5/17/2016	5/17/2016	6/30/2016

DIN/SELL USD/IBRD/DIN IBRDUS30JUN16	0010335746	USD	(10,000,000)	(10,000,000)	5/17/2016	5/17/2016	6/30/2016

DIN/SELL USD/IBRD/DIN IBRDUS30JUN16	0010335750	USD	(5,000,000)	(5,000,000)	5/17/2016	5/17/2016	6/30/2016

DIN/SELL USD/IBRD/DIN IBRDUS30JUN16	0010336014	USD	(32,000,000)	(32,000,000)	5/19/2016	5/19/2016	6/30/2016

DIN/SELL USD/IBRD/DIN IBRDUS30JUN16	0010336124	USD	(8,000,000)	(8,000,000)	5/23/2016	5/23/2016	6/30/2016

DIN/SELL USD/IBRD/DIN IBRDUS30JUN16	0010336681	USD	(45,000,000)	(45,000,000)	6/1/2016	6/1/2016	6/30/2016

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term April 01, 2016 through June 30, 2016	Page 24 / 27

Borrowing Type/Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS30JUN16	0010336692	USD	(41,000,000)	(41,000,000)	6/1/2016	6/1/2016	6/30/2016

DIN/SELL USD/IBRD/DIN IBRDUS30JUN16	0010336693	USD	(57,000,000)	(57,000,000)	6/1/2016	6/1/2016	6/30/2016

DIN/SELL USD/IBRD/DIN IBRDUS30JUN16	0010336761	USD	(5,000,000)	(5,000,000)	6/3/2016	6/3/2016	6/30/2016

DIN/SELL USD/IBRD/DIN IBRDUS30JUN16	0010336787	USD	(15,000,000)	(15,000,000)	6/6/2016	6/6/2016	6/30/2016

DIN/SELL USD/IBRD/DIN IBRDUS30JUN16	0010336918	USD	(5,000,000)	(5,000,000)	6/8/2016	6/8/2016	6/30/2016

DIN/SELL USD/IBRD/DIN IBRDUS30JUN16	0010337210	USD	(7,000,000)	(7,000,000)	6/9/2016	6/9/2016	6/30/2016

DIN/SELL USD/IBRD/DIN IBRDUS31MAY16	0010335008	USD	(10,000,000)	(10,000,000)	5/2/2016	5/2/2016	5/31/2016

DIN/SELL USD/IBRD/DIN IBRDUS31MAY16	0010335009	USD	(10,000,000)	(10,000,000)	5/2/2016	5/2/2016	5/31/2016

DIN/SELL USD/IBRD/DIN IBRDUS31MAY16	0010335019	USD	(33,000,000)	(33,000,000)	5/3/2016	5/3/2016	5/31/2016

DIN/SELL USD/IBRD/DIN IBRDUS31MAY16	0010335021	USD	(50,000,000)	(50,000,000)	5/3/2016	5/3/2016	5/31/2016

DIN/SELL USD/IBRD/DIN IBRDUS31MAY16	0010335056	USD	(35,000,000)	(35,000,000)	5/4/2016	5/4/2016	5/31/2016

DIN/SELL USD/IBRD/DIN IBRDUS31MAY16	0010335061	USD	(25,000,000)	(25,000,000)	5/5/2016	5/5/2016	5/31/2016

DIN/SELL USD/IBRD/DIN IBRDUS31MAY16	0010336282	USD	(120,000,000)	(120,000,000)	5/27/2016	5/27/2016	5/31/2016

DIN/SELL USD/IBRD/DIN IBRDUS31MAY16	0010336285	USD	(150,000,000)	(150,000,000)	5/27/2016	5/27/2016	5/31/2016

DIN/SELL USD/IBRD/DIN IBRDUS3JUN16	0010328666	USD	(25,000,000)	(25,000,000)	1/14/2016	1/14/2016	6/3/2016

DIN/SELL USD/IBRD/DIN IBRDUS3JUN16	0010335220	USD	(76,000,000)	(76,000,000)	5/9/2016	5/9/2016	6/3/2016

DIN/SELL USD/IBRD/DIN IBRDUS3JUN16	0010335513	USD	(400,000,000)	(400,000,000)	5/12/2016	5/13/2016	6/3/2016

DIN/SELL USD/IBRD/DIN IBRDUS3JUN16	0010336112	USD	(150,000,000)	(150,000,000)	5/23/2016	5/23/2016	6/3/2016

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term April 01, 2016 through June 30, 2016	Page 25 / 27

Borrowing Type/Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS3JUN16	0010336735	USD	(120,000,000)	(120,000,000)	6/2/2016	6/2/2016	6/3/2016

DIN/SELL USD/IBRD/DIN IBRDUS3JUN16	0010336736	USD	(120,000,000)	(120,000,000)	6/2/2016	6/2/2016	6/3/2016

DIN/SELL USD/IBRD/DIN IBRDUS3MAY16	0010328651	USD	(40,000,000)	(40,000,000)	1/14/2016	1/15/2016	5/3/2016

DIN/SELL USD/IBRD/DIN IBRDUS3MAY16	0010329702	USD	(42,000,000)	(42,000,000)	2/1/2016	2/3/2016	5/3/2016

DIN/SELL USD/IBRD/DIN IBRDUS4APR16	0010326271	USD	(25,000,000)	(25,000,000)	12/7/2015	12/7/2015	4/4/2016

DIN/SELL USD/IBRD/DIN IBRDUS4APR16	0010328665	USD	(25,000,000)	(25,000,000)	1/14/2016	1/14/2016	4/4/2016

DIN/SELL USD/IBRD/DIN IBRDUS4APR16	0010328649	USD	(50,000,000)	(50,000,000)	1/14/2016	1/15/2016	4/4/2016

DIN/SELL USD/IBRD/DIN IBRDUS4APR16	0010329009	USD	(3,200,000)	(3,200,000)	1/21/2016	1/21/2016	4/4/2016

DIN/SELL USD/IBRD/DIN IBRDUS4APR16	0010329974	USD	(100,000,000)	(100,000,000)	2/3/2016	2/4/2016	4/4/2016

DIN/SELL USD/IBRD/DIN IBRDUS4APR16	0010331122	USD	(50,000,000)	(50,000,000)	2/25/2016	2/29/2016	4/4/2016

DIN/SELL USD/IBRD/DIN IBRDUS4APR16	0010331266	USD	(135,000,000)	(135,000,000)	2/29/2016	2/29/2016	4/4/2016

DIN/SELL USD/IBRD/DIN IBRDUS4APR16	0010331522	USD	(35,000,000)	(35,000,000)	3/1/2016	3/1/2016	4/4/2016

DIN/SELL USD/IBRD/DIN IBRDUS4APR16	0010331523	USD	(45,000,000)	(45,000,000)	3/1/2016	3/1/2016	4/4/2016

DIN/SELL USD/IBRD/DIN IBRDUS4APR16	0010331526	USD	(46,000,000)	(46,000,000)	3/1/2016	3/1/2016	4/4/2016

DIN/SELL USD/IBRD/DIN IBRDUS4MAY16	0010327923	USD	(25,000,000)	(25,000,000)	1/7/2016	1/8/2016	5/4/2016

DIN/SELL USD/IBRD/DIN IBRDUS4MAY16	0010330828	USD	(16,000,000)	(16,000,000)	2/18/2016	2/18/2016	5/4/2016

DIN/SELL USD/IBRD/DIN IBRDUS5APR16	0010330673	USD	(500,000,000)	(500,000,000)	2/17/2016	2/17/2016	4/5/2016

DIN/SELL USD/IBRD/DIN IBRDUS5APR16	0010330985	USD	(26,950,000)	(26,950,000)	2/23/2016	2/23/2016	4/5/2016

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term April 01, 2016 through June 30, 2016	Page 26 / 27

Borrowing Type/Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS5APR16	0010333442	USD	(120,000,000)	(120,000,000)	4/4/2016	4/4/2016	4/5/2016

DIN/SELL USD/IBRD/DIN IBRDUS5APR16	0010333443	USD	(100,000,000)	(100,000,000)	4/4/2016	4/4/2016	4/5/2016

DIN/SELL USD/IBRD/DIN IBRDUS6APR16	0010327910	USD	(25,000,000)	(25,000,000)	1/7/2016	1/7/2016	4/6/2016

DIN/SELL USD/IBRD/DIN IBRDUS6APR16	0010329966	USD	(7,000,000)	(7,000,000)	2/3/2016	2/3/2016	4/6/2016

DIN/SELL USD/IBRD/DIN IBRDUS6APR16	0010333485	USD	(120,000,000)	(120,000,000)	4/5/2016	4/5/2016	4/6/2016

DIN/SELL USD/IBRD/DIN IBRDUS6APR16	0010333486	USD	(100,000,000)	(100,000,000)	4/5/2016	4/5/2016	4/6/2016

DIN/SELL USD/IBRD/DIN IBRDUS6JUN16	0010335124	USD	(150,000,000)	(150,000,000)	5/6/2016	5/6/2016	6/6/2016

DIN/SELL USD/IBRD/DIN IBRDUS6JUN16	0010336756	USD	(120,000,000)	(120,000,000)	6/3/2016	6/3/2016	6/6/2016

DIN/SELL USD/IBRD/DIN IBRDUS6JUN16	0010336757	USD	(120,000,000)	(120,000,000)	6/3/2016	6/3/2016	6/6/2016

DIN/SELL USD/IBRD/DIN IBRDUS6MAY16	0010333826	USD	(100,000,000)	(100,000,000)	4/8/2016	4/8/2016	5/6/2016

DIN/SELL USD/IBRD/DIN IBRDUS7APR16	0010333530	USD	(100,000,000)	(100,000,000)	4/6/2016	4/6/2016	4/7/2016

DIN/SELL USD/IBRD/DIN IBRDUS7APR16	0010333531	USD	(120,000,000)	(120,000,000)	4/6/2016	4/6/2016	4/7/2016

DIN/SELL USD/IBRD/DIN IBRDUS7JUN16	0010336768	USD	(40,000,000)	(40,000,000)	6/6/2016	6/6/2016	6/7/2016

DIN/SELL USD/IBRD/DIN IBRDUS7JUN16	0010336769	USD	(120,000,000)	(120,000,000)	6/6/2016	6/6/2016	6/7/2016

DIN/SELL USD/IBRD/DIN IBRDUS7JUN16	0010336774	USD	(120,000,000)	(120,000,000)	6/6/2016	6/6/2016	6/7/2016

DIN/SELL USD/IBRD/DIN IBRDUS8APR16	0010328924	USD	(100,000,000)	(100,000,000)	1/20/2016	1/20/2016	4/8/2016

DIN/SELL USD/IBRD/DIN IBRDUS8APR16	0010333702	USD	(100,000,000)	(100,000,000)	4/7/2016	4/7/2016	4/8/2016

DIN/SELL USD/IBRD/DIN IBRDUS8APR16	0010333712	USD	(120,000,000)	(120,000,000)	4/7/2016	4/7/2016	4/8/2016

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term April 01, 2016 through June 30, 2016	Page 27 / 27

Borrowing Type/Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS8JUN16	0010335200	USD	(2,000,000)	(2,000,000)	5/6/2016	5/9/2016	6/8/2016

DIN/SELL USD/IBRD/DIN IBRDUS8JUN16	0010336802	USD	(120,000,000)	(120,000,000)	6/7/2016	6/7/2016	6/8/2016

DIN/SELL USD/IBRD/DIN IBRDUS8JUN16	0010336803	USD	(120,000,000)	(120,000,000)	6/7/2016	6/7/2016	6/8/2016

DIN/SELL USD/IBRD/DIN IBRDUS9JUN16	0010336872	USD	(120,000,000)	(120,000,000)	6/8/2016	6/8/2016	6/9/2016

DIN/SELL USD/IBRD/DIN IBRDUS9JUN16	0010336873	USD	(120,000,000)	(120,000,000)	6/8/2016	6/8/2016	6/9/2016

DIN/SELL USD/IBRD/DIN IBRDUS9JUN16	0010336907	USD	(100,000,000)	(100,000,000)	6/8/2016	6/8/2016	6/9/2016

DIN/SELL USD/IBRD/DIN IBRDUS9MAY16	0010331187	USD	(500,000,000)	(500,000,000)	2/29/2016	3/1/2016	5/9/2016

DIN/SELL USD/IBRD/DIN IBRDUS9MAY16	0010332242	USD	(500,000,000)	(500,000,000)	3/10/2016	3/14/2016	5/9/2016

DIN/SELL USD/IBRD/DIN IBRDUS9MAY16	0010333814	USD	(33,975,000)	(33,975,000)	4/8/2016	4/8/2016	5/9/2016

DIN/SELL USD/IBRD/DIN IBRDUS9MAY16	0010334024	USD	(20,000,000)	(20,000,000)	4/11/2016	4/11/2016	5/9/2016

DIN/SELL USD/IBRD/DIN IBRDUS9MAY16	0010334207	USD	(10,000,000)	(10,000,000)	4/13/2016	4/13/2016	5/9/2016

DIN/SELL USD/IBRD/DIN IBRDUS9MAY16	0010334218	USD	(12,000,000)	(12,000,000)	4/13/2016	4/14/2016	5/9/2016

DIN/SELL USD/IBRD/DIN IBRDUS9MAY16	0010334264	USD	(2,000,000)	(2,000,000)	4/14/2016	4/15/2016	5/9/2016

Sub-total Maturing Borrowings - United States Dollar			(26,122,049,000)	(26,122,049,000)

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Medium Long Term April 01, 2016 through June 30, 2016	Page 1 / 18

Borrowing Type/Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

New Borrowings

Brazilian Real

BOND/SELL BRL/IBRD/GDIF/0519BRL07.10	0000014493	BRL	48,000,000	13,611,229	4/20/2016	5/13/2016	5/16/2019

BOND/SELL BRL/IBRD/GDIF/0519BRL08.00	0000014484	BRL	34,000,000	9,641,287	4/20/2016	5/23/2016	5/28/2019

BOND/SELL BRL/IBRD/GDIF/0618BRL08.04	0000014550	BRL	3,100,000	870,322	5/20/2016	6/24/2016	6/27/2018

BOND/SELL BRL/IBRD/GDIF/0619BRL07.35	0000014610	BRL	132,810,000	39,058,318	6/21/2016	6/29/2016	6/19/2019

BOND/SELL BRL/IBRD/GDIF/0721BRL00.50	0000014582	BRL	6,800,000	1,949,038	6/7/2016	7/19/2016	7/20/2021

BOND/SELL BRL/IBRD/GDIF/0718BRL08.00	0000014607	BRL	6,200,000	1,815,201	6/20/2016	7/27/2016	7/27/2018

BOND/SELL BRL/IBRD/GDIF/0621BRL00.00	0000014505	BRL	42,000,000	12,229,210	5/2/2016	6/1/2016	6/2/2021

BOND/SELL BRL/IBRD/GDIF/0621BRL00.00	0000014613	BRL	14,000,000	4,098,961	6/22/2016	7/15/2016	6/2/2021

Sub-total New Borrowings			286,910,000	83,273,567

Australian Dollar

BOND/SELL AUD/IBRD/GDIF/0121AUD02.80	0000014464	AUD	550,000,000	421,327,500	4/12/2016	4/19/2016	1/13/2021

BOND/SELL AUD/IBRD/GDIF/1026AUD03.00	0000014465	AUD	150,000,000	114,907,500	4/12/2016	4/19/2016	10/19/2026

BOND/SELL AUD/IBRD/GDIF/0121AUD02.80	0000014558	AUD	800,000,000	572,600,000	5/24/2016	5/31/2016	1/13/2021

Sub-total New Borrowings			1,500,000,000	1,108,835,000

CHINA YUAN RENMINBI

BOND/SELL CNY/IBRD/GDIF/1218CNY03.48	0000014569	CNY	300,000,000	45,748,445	5/26/2016	6/8/2016	12/8/2018

Sub-total New Borrowings			300,000,000	45,748,445

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Medium Long Term April 01, 2016 through June 30, 2016	Page 2 / 18

Borrowing Type/Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
Euro Currency

BOND/SELL EUR/IBRD/NSV/0446EURSTR	0000014475	EUR	50,000,000	56,297,500	4/14/2016	4/27/2016	4/27/2046

BOND/SELL EUR/IBRD/NSV/0446EURSTR01	0000014478	EUR	10,000,000	11,304,500	4/18/2016	4/27/2016	4/27/2046

BOND/SELL EUR/IBRD/NSV/0546EURSTR	0000014491	EUR	50,000,000	56,562,500	4/21/2016	5/11/2016	5/11/2046

BOND/SELL EUR/IBRD/NSV/0546EURSTR01	0000014492	EUR	10,000,000	11,312,500	4/21/2016	5/11/2016	5/11/2046

BOND/SELL EUR/IBRD/GDIF/0525EUR00.18	0000014469	EUR	48,000,000	54,249,600	4/13/2016	5/12/2016	5/12/2025

BOND/SELL EUR/IBRD/GDIF/0636EURSTR	0000014560	EUR	25,000,000	27,858,750	5/25/2016	6/2/2016	6/2/2036

BOND/SELL EUR/IBRD/GDIF/0646EUR01.02	0000014577	EUR	7,000,000	7,797,650	6/3/2016	6/14/2016	6/14/2046

BOND/SELL EUR/IBRD/GDIF/0731EUR00.539	0000014633	EUR	250,000,000	278,650,000	6/30/2016	7/15/2016	7/15/2031

Sub-total New Borrowings			450,000,000	504,033,000

Hong Kong Dollar

BOND/SELL HKD/IBRD/GDIF/0119HKD01.25	0000014518	HKD	500,000,000	64,408,919	5/10/2016	5/17/2016	1/17/2019

Sub-total New Borrowings			500,000,000	64,408,919

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Medium Long Term April 01, 2016 through June 30, 2016	Page 3 / 18

Borrowing Type/Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
Indian Rupees

BOND/SELL INR/IBRD/GDIF/0421INR05.00	0000014443	INR	470,000,000	7,095,946	4/4/2016	4/27/2016	4/28/2021

BOND/SELL INR/IBRD/GDIF/0421INR05.60	0000014444	INR	300,000,000	4,529,327	4/4/2016	4/27/2016	4/28/2021

BOND/SELL INR/IBRD/GDIF/0419INR05.40A	0000014482	INR	356,600,000	5,357,975	4/18/2016	4/27/2016	4/26/2019

BOND/SELL INR/IBRD/GDIF/0421INR05.00	0000014519	INR	300,000,000	4,502,476	5/10/2016	5/17/2016	4/28/2021

BOND/SELL INR/IBRD/GDIF/0519INR05.25	0000014490	INR	510,000,000	7,684,774	4/21/2016	5/23/2016	5/28/2019

BOND/SELL INR/IBRD/GDIF/0519INR05.57	0000014483	INR	90,000,000	1,352,265	4/18/2016	5/27/2016	5/30/2019

BOND/SELL INR/IBRD/GDIF/0621INR05.32	0000014487	INR	835,000,000	12,581,933	4/21/2016	5/27/2016	6/2/2021

BOND/SELL INR/IBRD/GDIF/0421INR05.00	0000014605	INR	200,000,000	2,980,848	6/17/2016	6/24/2016	4/28/2021

BOND/SELL INR/IBRD/GDIF/0619INR05.18	0000014561	INR	90,500,000	1,343,079	5/25/2016	6/27/2016	6/28/2019

BOND/SELL INR/IBRD/GDIF/0621INR05.60	0000014557	INR	300,000,000	4,433,279	5/24/2016	6/28/2016	6/28/2021

BOND/SELL INR/IBRD/GDIF/0721INR05.29	0000014552	INR	263,000,000	3,898,318	5/23/2016	6/29/2016	7/12/2021

BOND/SELL INR/IBRD/GDIF/0621INR05.40	0000014579	INR	140,000,000	2,088,461	6/6/2016	6/29/2016	6/29/2021

BOND/SELL INR/IBRD/GDIF/0621INR05.50	0000014581	INR	200,000,000	2,996,030	6/7/2016	6/29/2016	6/28/2021

BOND/SELL INR/IBRD/GDIF/0619INR05.40	0000014612	INR	1,863,900,000	27,630,730	6/22/2016	6/29/2016	6/19/2019

BOND/SELL INR/IBRD/GDIF/0421INR05.00	0000014623	INR	300,000,000	4,415,986	6/28/2016	7/5/2016	4/28/2021

BOND/SELL INR/IBRD/GDIF/0721INR05.53	0000014627	INR	300,000,000	4,415,986	6/28/2016	7/28/2016	7/29/2021

BOND/SELL INR/IBRD/GDIF/0426INR00.00	0000014438	INR	300,000,000	4,526,935	4/1/2016	4/11/2016	4/10/2026

BOND/SELL INR/IBRD/GDIF/0523INR00.00A	0000014502	INR	1,100,000,000	16,550,686	4/27/2016	5/9/2016	5/9/2023

BOND/SELL INR/IBRD/GDIF/0521INR00.00	0000014497	INR	1,200,000,000	18,038,331	4/26/2016	5/11/2016	5/11/2021

BOND/SELL INR/IBRD/GDIF/0523INR00.00	0000014498	INR	1,300,000,000	19,541,526	4/26/2016	5/11/2016	5/11/2023

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Medium Long Term April 01, 2016 through June 30, 2016	Page 4 / 18

Borrowing Type/Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

BOND/SELL INR/IBRD/GDIF/0523INR00.00A	0000014526	INR	500,000,000	7,502,157	5/12/2016	5/19/2016	5/9/2023

BOND/SELL INR/IBRD/GDIF/0521INR00.00	0000014540	INR	1,200,000,000	17,958,695	5/17/2016	5/25/2016	5/11/2021

BOND/SELL INR/IBRD/GDIF/0521INR00.00	0000014566	INR	1,200,000,000	17,872,435	5/26/2016	6/3/2016	5/11/2021

BOND/SELL INR/IBRD/GDIF/0523INR00.00	0000014567	INR	1,000,000,000	14,893,696	5/26/2016	6/3/2016	5/11/2023

BOND/SELL INR/IBRD/GDIF/0523INR00.00A	0000014578	INR	1,000,000,000	14,917,580	6/6/2016	6/13/2016	5/9/2023

BOND/SELL INR/IBRD/GDIF/0621INR00.00	0000014583	INR	400,000,000	6,000,375	6/8/2016	6/15/2016	6/15/2021

BOND/SELL INR/IBRD/GDIF/0521INR00.00	0000014584	INR	1,000,000,000	14,980,151	6/9/2016	6/17/2016	5/11/2021

BOND/SELL INR/IBRD/GDIF/0523INR00.00	0000014585	INR	300,000,000	4,494,045	6/9/2016	6/17/2016	5/11/2023

BOND/SELL INR/IBRD/GDIF/0523INR00.00	0000014602	INR	1,400,000,000	20,810,108	6/16/2016	6/24/2016	5/11/2023

BOND/SELL INR/IBRD/GDIF/0521INR00.00	0000014603	INR	500,000,000	7,432,181	6/16/2016	6/24/2016	5/11/2021

BOND/SELL INR/IBRD/GDIF/0621INR00.00	0000014632	INR	300,000,000	4,431,642	6/29/2016	7/8/2016	6/15/2021

Sub-total New Borrowings			19,219,000,000	287,257,959

Japanese Yen

BOND/SELL JPY/IBRD/GDIF/0419JPYSTR01	0000014446	JPY	370,000,000	3,353,880	4/5/2016	4/27/2016	4/26/2019

BOND/SELL JPY/IBRD/GDIF/1117JPYSTR01	0000014534	JPY	17,454,000,000	160,385,941	5/16/2016	5/24/2016	11/10/2017

BOND/SELL JPY/IBRD/GDIF/0619JPYSTR04	0000014580	JPY	550,000,000	5,133,231	6/6/2016	6/29/2016	6/28/2019

Sub-total New Borrowings			18,374,000,000	168,873,051

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Medium Long Term April 01, 2016 through June 30, 2016	Page 5 / 18

Borrowing Type/Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

Malaysian Ringgit

BOND/SELL MYR/IBRD/GDIF/0518MYR01.84	0000014509	MYR	71,000,000	17,792,257	5/4/2016	5/11/2016	5/11/2018

Sub-total New Borrowings			71,000,000	17,792,257

New Zealand Dollar

BOND/SELL NZD/IBRD/GDIF/0121NZD03.50	0000014477	NZD	600,000,000	411,750,000	4/14/2016	4/21/2016	1/22/2021

BOND/SELL NZD/IBRD/GDIF/0121NZD03.50	0000014600	NZD	875,000,000	615,606,250	6/15/2016	6/24/2016	1/22/2021

Sub-total New Borrowings			1,475,000,000	1,027,356,250

Turkish Lira

BOND/SELL TRY/IBRD/GDIF/0718TRY09.625	0000014601	TRY	60,000,000	20,449,898	6/16/2016	6/23/2016	7/13/2018

BOND/SELL TRY/IBRD/GDIF/0619TRY08.24	0000014609	TRY	15,010,000	5,183,011	6/21/2016	6/29/2016	6/19/2019

BOND/SELL TRY/IBRD/GDIF/0719TRY08.00	0000014625	TRY	7,000,000	2,405,085	6/28/2016	7/21/2016	7/22/2019

BOND/SELL TRY/IBRD/GDIF/0521TRY00.00	0000014462	TRY	26,000,000	9,203,540	4/11/2016	5/24/2016	5/25/2021

BOND/SELL TRY/IBRD/GDIF/0521TRY00.00A	0000014489	TRY	26,000,000	9,211,529	4/21/2016	5/27/2016	5/28/2021

Sub-total New Borrowings			134,010,000	46,453,062

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Medium Long Term April 01, 2016 through June 30, 2016	Page 6 / 18

Borrowing Type/Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

United States Dollar

BOND/SELL USD/IBRD/GDIF/0418USDSTR03	0000014449	USD	100,000,000	100,000,000	4/6/2016	4/13/2016	4/13/2018

BOND/SELL USD/IBRD/GDIF/0221USDFRN	0000014454	USD	250,000,000	250,000,000	4/7/2016	4/14/2016	2/11/2021

BOND/SELL USD/IBRD/GDIF/0421USDSTR03	0000014450	USD	4,266,000	4,266,000	4/6/2016	4/15/2016	4/15/2021

BOND/SELL USD/IBRD/GDIF/0119USD01.00	0000014460	USD	10,000,000	10,000,000	4/8/2016	4/18/2016	1/18/2019

BOND/SELL USD/IBRD/GDIF/0326USDSTR02	0000014461	USD	10,000,000	10,000,000	4/11/2016	4/18/2016	3/29/2026

BOND/SELL USD/IBRD/GDIF/0718USD00.875	0000014466	USD	5,000,000,000	5,000,000,000	4/12/2016	4/19/2016	7/19/2018

BOND/SELL USD/IBRD/GDIF/0423USD01.75	0000014467	USD	1,000,000,000	1,000,000,000	4/12/2016	4/19/2016	4/19/2023

BOND/SELL USD/IBRD/GDIF/0419USDSTR06	0000014472	USD	5,000,000	5,000,000	4/13/2016	4/20/2016	4/20/2019

BOND/SELL USD/IBRD/GDIF/1018USD1.005	0000014476	USD	280,000,000	280,000,000	4/14/2016	4/21/2016	10/1/2018

BOND/SELL USD/IBRD/GDIF/0419USDSTR03	0000014440	USD	25,000,000	25,000,000	4/1/2016	4/26/2016	4/26/2019

BOND/SELL USD/IBRD/GDIF/0419USDSTR04	0000014448	USD	500,000,000	500,000,000	4/6/2016	4/26/2016	4/26/2019

BOND/SELL USD/IBRD/GDIF/0421USDSTR05	0000014451	USD	13,000,000	13,000,000	4/6/2016	4/28/2016	4/28/2021

BOND/SELL USD/IBRD/GDIF/0446USDSTR06	0000014480	USD	30,000,000	30,000,000	4/18/2016	4/29/2016	4/29/2046

BOND/SELL USD/IBRD/GDIF/0421USDSTR06	0000014496	USD	3,648,000	3,648,000	4/25/2016	4/29/2016	4/15/2021

BOND/SELL USD/IBRD/GDIF/0546USDSTR	0000014503	USD	100,000,000	100,000,000	4/27/2016	5/4/2016	5/4/2046

BOND/SELL USD/IBRD/GDIF/0221USDFRN	0000014504	USD	100,000,000	100,000,000	4/29/2016	5/9/2016	2/11/2021

BOND/SELL USD/IBRD/GDIF/1217USDFRNA	0000014506	USD	50,000,000	50,000,000	5/3/2016	5/10/2016	12/16/2017

BOND/SELL USD/IBRD/GDIF/0326USDSTR02	0000014510	USD	5,000,000	5,000,000	5/4/2016	5/11/2016	3/29/2026

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Medium Long Term April 01, 2016 through June 30, 2016	Page 7 / 18

Borrowing Type/Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

BOND/SELL USD/IBRD/GDIF/0517USDFRN	0000014515	USD	300,000,000	300,000,000	5/9/2016	5/16/2016	5/16/2017

BOND/SELL USD/IBRD/GDIF/0526USDSTR	0000014499	USD	25,000,000	25,000,000	4/26/2016	5/18/2016	5/18/2026

BOND/SELL USD/IBRD/GDIF/0221USDFRN	0000014522	USD	350,000,000	350,000,000	5/11/2016	5/18/2016	2/11/2021

BOND/SELL USD/IBRD/GDIF/0819USDFRN	0000014521	USD	500,000,000	500,000,000	5/10/2016	5/19/2016	8/19/2019

BOND/SELL USD/IBRD/GDIF/0717USD00.70	0000014508	USD	25,000,000	25,000,000	5/3/2016	5/20/2016	7/3/2017

BOND/SELL USD/IBRD/GDIF/1123USDSTR	0000014535	USD	3,980,000	3,980,000	5/16/2016	5/20/2016	11/15/2023

BOND/SELL USD/IBRD/GDIF/0522USDSTR02	0000014528	USD	100,000,000	100,000,000	5/12/2016	5/23/2016	5/23/2022

BOND/SELL USD/IBRD/GDIF/0526USDSTR02	0000014538	USD	10,000,000	10,000,000	5/16/2016	5/23/2016	5/22/2026

BOND/SELL USD/IBRD/GDIF/0521USD01.375	0000014541	USD	5,000,000,000	5,000,000,000	5/17/2016	5/24/2016	5/24/2021

BOND/SELL USD/IBRD/GDIF/0420USDSTR07	0000014549	USD	190,000,000	190,000,000	5/20/2016	5/25/2016	4/7/2020

BOND/SELL USD/IBRD/GDIF/0725USD02.50	0000014544	USD	100,000,000	100,000,000	5/18/2016	5/26/2016	7/29/2025

BOND/SELL USD/IBRD/GDIF/0531USDSTR	0000014546	USD	10,000,000	10,000,000	5/19/2016	5/26/2016	5/26/2031

BOND/SELL USD/IBRD/NSV/0536USDSTR02	0000014527	USD	15,000,000	15,000,000	5/12/2016	5/27/2016	5/27/2036

BOND/SELL USD/IBRD/NSV/0536USDSTR03	0000014542	USD	10,000,000	10,000,000	5/12/2016	5/27/2016	5/27/2036

BOND/SELL USD/IBRD/GDIF/0526USDSTR01	0000014524	USD	667,816,000	667,816,000	5/11/2016	5/31/2016	5/31/2026

BOND/SELL USD/IBRD/GDIF/0536USDSTR01	0000014525	USD	5,000,000	5,000,000	5/11/2016	5/31/2016	5/31/2036

BOND/SELL USD/IBRD/GDIF/1218USDSTR04	0000014533	USD	150,000,000	150,000,000	5/16/2016	6/1/2016	12/3/2018

BOND/SELL USD/IBRD/GDIF/0622USDSTR01	0000014539	USD	100,000,000	100,000,000	5/16/2016	6/1/2016	6/1/2022

BOND/SELL USD/IBRD/GDIF/0646USDSTR	0000014551	USD	100,000,000	100,000,000	5/20/2016	6/2/2016	6/2/2046

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Medium Long Term April 01, 2016 through June 30, 2016	Page 8 / 18

Borrowing Type/Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

BOND/SELL USD/IBRD/GDIF/0819USDFRN	0000014565	USD	100,000,000	100,000,000	5/25/2016	6/2/2016	8/19/2019

BOND/SELL USD/IBRD/GDIF/0621USDFRN	0000014559	USD	300,000,000	300,000,000	5/24/2016	6/3/2016	6/3/2021

BOND/SELL USD/IBRD/GDIF/0622USDSTR02	0000014548	USD	100,000,000	100,000,000	5/20/2016	6/6/2016	6/6/2022

BOND/SELL USD/IBRD/GDIF/0621USDSTR01	0000014554	USD	100,000,000	100,000,000	5/23/2016	6/13/2016	6/13/2021

BOND/SELL USD/IBRD/GDIF/0622USDSTR03	0000014562	USD	100,000,000	100,000,000	5/25/2016	6/15/2016	6/15/2022

BOND/SELL USD/IBRD/GDIF/0717USDFRNA	0000014576	USD	500,000,000	500,000,000	6/3/2016	6/15/2016	7/14/2017

BOND/SELL USD/IBRD/GDIF/1218USDFRN	0000014586	USD	500,000,000	500,000,000	6/9/2016	6/17/2016	12/17/2018

BOND/SELL USD/IBRD/GDIF/0326USDSTR02	0000014589	USD	5,000,000	5,000,000	6/10/2016	6/17/2016	3/29/2026

BOND/SELL USD/IBRD/GDIF/0621USDSTR02	0000014573	USD	100,000,000	100,000,000	6/1/2016	6/20/2016	6/20/2021

BOND/SELL USD/IBRD/GDIF/0618USD00.89	0000014593	USD	25,000,000	25,000,000	6/13/2016	6/20/2016	6/20/2018

BOND/SELL USD/IBRD/GDIF/0717USDFRNA	0000014597	USD	500,000,000	500,000,000	6/14/2016	6/22/2016	7/14/2017

BOND/SELL USD/IBRD/GDIF/0718USD00.80	0000014604	USD	25,000,000	25,000,000	6/16/2016	6/24/2016	7/2/2018

BOND/SELL USD/IBRD/GDIF/0626USDSTR	0000014571	USD	120,000,000	120,000,000	5/31/2016	6/28/2016	6/28/2026

BOND/SELL USD/IBRD/GDIF/0626USD01.709	0000014590	USD	100,000,000	100,000,000	6/13/2016	6/29/2016	6/29/2026

BOND/SELL USD/IBRD/GDIF/0626USDSTR01	0000014598	USD	50,000,000	50,000,000	6/14/2016	6/30/2016	6/30/2026

BOND/SELL USD/IBRD/GDIF/0726USDSTR02	0000014626	USD	50,000,000	50,000,000	6/28/2016	7/6/2016	7/6/2026

BOND/SELL USD/IBRD/GDIF/0446USDSTR02	0000014459	USD	140,339,685	140,339,685	4/8/2016	4/20/2016	4/20/2046

BOND/SELL USD/IBRD/GDIF/0446USDSTR03	0000014470	USD	142,387,906	142,387,906	4/13/2016	4/27/2016	4/27/2046

BOND/SELL USD/IBRD/GDIF/0446USDSTR04	0000014471	USD	141,975,964	141,975,964	4/13/2016	4/27/2016	4/27/2046

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Medium Long Term April 01, 2016 through June 30, 2016	Page 9 / 18

Borrowing Type/Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

BOND/SELL USD/IBRD/GDIF/0446USDSTR05	0000014474	USD	141,155,532	141,155,532	4/14/2016	4/27/2016	4/27/2046

BOND/SELL USD/IBRD/GDIF/0436USDSTR01	0000014494	USD	36,400,000	36,400,000	4/22/2016	4/29/2016	4/29/2036

BOND/SELL USD/IBRD/GDIF/0546USDSTR01	0000014532	USD	75,000,000	75,000,000	5/16/2016	5/23/2016	5/23/2046

BOND/SELL USD/IBRD/GDIF/0536USDSTR	0000014523	USD	53,400,000	53,400,000	5/11/2016	5/25/2016	5/25/2036

BOND/SELL USD/IBRD/GDIF/0646USDSTR01	0000014574	USD	122,450,000	122,450,000	6/3/2016	6/10/2016	6/10/2046

BOND/SELL USD/IBRD/GDIF/0641USDSTR07	0000014594	USD	423,800,000	423,800,000	6/13/2016	6/24/2016	6/24/2041

BOND/SELL USD/IBRD/GDIF/0646USDSTR02	0000014611	USD	24,100,000	24,100,000	6/22/2016	6/29/2016	6/29/2046

BOND/SELL USD/IBRD/GDIF/0418USDCAR01	0000014619	USD	20,000,000	20,000,000	6/23/2016	7/7/2016	4/26/2018

BOND/SELL USD/IBRD/GDIF/0726USDSTR04	0000014629	USD	12,000,000	12,000,000	6/28/2016	7/12/2016	7/13/2026

BOND/SELL USD/IBRD/GDIF/0726USDSTR03	0000014628	USD	48,000,000	48,000,000	6/28/2016	7/13/2016	7/13/2026

Sub-total New Borrowings			19,203,719,087	19,203,719,087

South African Rand

BOND/SELL ZAR/IBRD/GDIF/0119ZAR08.25	0000014507	ZAR	200,000,000	13,833,124	5/3/2016	5/11/2016	1/11/2019

BOND/SELL ZAR/IBRD/GDIF/0624ZAR00.00	0000014618	ZAR	100,000,000	6,933,370	6/23/2016	7/1/2016	6/20/2024

BOND/SELL ZAR/IBRD/GDIF/0719ZAR07.40	0000014592	ZAR	22,000,000	1,447,487	6/13/2016	7/19/2016	7/19/2019

BOND/SELL ZAR/IBRD/GDIF/0719ZAR07.20	0000014624	ZAR	20,000,000	1,316,370	6/28/2016	7/21/2016	7/22/2019

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Medium Long Term April 01, 2016 through June 30, 2016	Page 10 / 18

Borrowing Type/Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

BOND/SELL ZAR/IBRD/GDIF/0624ZAR00.00	0000014547	ZAR	100,000,000	6,306,761	5/19/2016	5/26/2016	6/20/2024

BOND/SELL ZAR/IBRD/GDIF/0624ZAR00.00	0000014568	ZAR	100,000,000	6,433,475	5/26/2016	6/3/2016	6/20/2024

BOND/SELL ZAR/IBRD/GDIF/0624ZAR00.00	0000014572	ZAR	100,000,000	6,380,807	6/1/2016	6/9/2016	6/20/2024

BOND/SELL ZAR/IBRD/GDIF/0624ZAR00.00	0000014591	ZAR	100,000,000	6,579,488	6/13/2016	6/20/2016	6/20/2024

BOND/SELL ZAR/IBRD/GDIF/0624ZAR00.00	0000014606	ZAR	100,000,000	6,571,706	6/17/2016	6/28/2016	6/20/2024

BOND/SELL ZAR/IBRD/GDIF/0624ZAR00.00	0000014630	ZAR	100,000,000	6,664,445	6/29/2016	7/8/2016	6/20/2024

BOND/SELL ZAR/IBRD/GDIF/0823ZAR00.00	0000014631	ZAR	250,000,000	16,661,113	6/29/2016	8/2/2016	8/2/2023

Sub-total New Borrowings			1,192,000,000	79,128,146

Zambian Kwacha

BOND/SELL ZMW/IBRD/GDIF/0719ZMW00.00	0000014608	ZMW	127,500,000	11,585,643	6/20/2016	7/11/2016	7/11/2019

Sub-total New Borrowings			127,500,000	11,585,643

Total New Borrrowings				22,648,464,386

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Medium Long Term April 01, 2016 through June 30, 2016	Page 11 / 18

Borrowing Type/Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

Maturing Borrowings

Brazilian Real

BOND/SELL BRL/IBRD/GDIF/0616BRL00.50	0000010807	BRL	(8,000,000)	(2,358,491)	6/13/2011	7/14/2011	6/28/2016

BOND/SELL BRL/IBRD/GDIF/0516BRL06.03	0000011360	BRL	(79,740,000)	(22,263,171)	4/20/2012	5/29/2012	5/27/2016

Sub-total Maturing Borrowings			(87,740,000)	(24,621,662)

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Medium Long Term April 01, 2016 through June 30, 2016	Page 12 / 18

Borrowing Type/Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

Euro Currency

BOND/SELL EUR/IBRD/GDIF/0416EUR00.66	0000011319	EUR	(20,000,000)	(22,604,000)	3/26/2012	4/13/2012	4/13/2016

BOND/SELL EUR/IBRD/GDIF/0416EUR00.515	0000011344	EUR	(15,000,000)	(17,050,500)	4/11/2012	4/20/2012	4/20/2016

BOND/SELL EUR/IBRD/GDIF/0416EUR00.48	0000011354	EUR	(10,000,000)	(11,308,500)	4/17/2012	4/27/2012	4/27/2016

BOND/SELL EUR/IBRD/GDIF/0516EUR00.435	0000011373	EUR	(10,000,000)	(11,395,000)	4/27/2012	5/11/2012	5/11/2016

BOND/SELL EUR/IBRD/GDIF/0516EUR00.307	0000011393	EUR	(10,000,000)	(11,143,500)	5/9/2012	5/25/2012	5/25/2016

BOND/SELL EUR/IBRD/GDIF/0616EUR00.22	0000011466	EUR	(14,000,000)	(15,524,600)	6/20/2012	6/28/2012	6/28/2016

BOND/SELL EUR/IBRD/GDIF/0616EUR00.176	0000012436	EUR	(23,000,000)	(26,046,350)	6/12/2013	6/21/2013	6/21/2016

Sub-total Maturing Borrowings			(102,000,000)	(115,072,450)

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Medium Long Term April 01, 2016 through June 30, 2016	Page 13 / 18

Borrowing Type/Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

Malaysian Ringgit

BOND/SELL MYR/IBRD/GDIF/0516MYR01.875	0000012319	MYR	(150,000,000)	(37,313,433)	5/13/2013	5/23/2013	5/12/2016

Sub-total Maturing Borrowings			(150,000,000)	(37,313,433)

Turkish Lira

BOND/SELL TRY/IBRD/GDIF/0516TRY10.00	0000012871	TRY	(100,000,000)	(33,439,224)	2/11/2014	2/20/2014	5/20/2016

Sub-total Maturing Borrowings			(100,000,000)	(33,439,224)

South African Rand

BOND/SELL ZAR/IBRD/GDIF/0516ZAR00.50	0000010734	ZAR	(1,172,000,000)	(78,253,322)	4/26/2011	5/10/2011	5/9/2016

Sub-total Maturing Borrowings			(1,172,000,000)	(78,253,322)

United States Dollar

BOND/SELL USD/IBRD/COLTS/0516USD07.95	0000000431	USD	(24,000,000)	(24,000,000)	5/13/1986	5/13/1986	5/15/2016

BOND/SELL USD/IBRD/MLT/0616USD08.50	0000000511	USD	(150,000,000)	(150,000,000)	6/26/1986	6/26/1986	6/26/2016

BOND/SELL USD/IBRD/GDIF/0416USD01.00	0000006721	USD	(50,000,000)	(50,000,000)	3/10/2004	4/7/2004	4/7/2016

BOND/SELL USD/IBRD/GDIF/0416USD05.00	0000007443	USD	(975,000,000)	(975,000,000)	3/22/2006	4/3/2006	4/1/2016

BOND/SELL USD/IBRD/GDIF/0516USD03.965	0000009309	USD	(300,000,000)	(300,000,000)	10/20/2008	10/27/2008	5/27/2016

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Medium Long Term April 01, 2016 through June 30, 2016	Page 14 / 18

Borrowing Type/Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

BOND/SELL USD/IBRD/GDIF/0416USD02.135	0000010529	USD	(30,000,000)	(30,000,000)	1/6/2011	1/25/2011	4/25/2016

BOND/SELL USD/IBRD/GDIF/0416USD02.18	0000010691	USD	(10,000,000)	(10,000,000)	4/5/2011	4/14/2011	4/15/2016

BOND/SELL USD/IBRD/GDIF/0616USD01.71	0000010776	USD	(10,000,000)	(10,000,000)	5/27/2011	6/13/2011	6/14/2016

BOND/SELL USD/IBRD/GDIF/0516USD00.341	0000011629	USD	(38,000,000)	(38,000,000)	9/25/2012	10/11/2012	5/11/2016

BOND/SELL USD/IBRD/GDIF/0416USD00.50	0000012003	USD	(4,250,000,000)	(4,250,000,000)	2/6/2013	2/13/2013	4/15/2016

BOND/SELL USD/IBRD/GDIF/0516USD00.50	0000012874	USD	(5,000,000,000)	(5,000,000,000)	2/12/2014	2/20/2014	5/16/2016

Sub-total Maturing Borrowings - United States Dollar			(10,837,000,000)	(10,837,000,000)

Total Maturing Borrowings				(11,125,700,090)

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Medium Long Term April 01, 2016 through June 30, 2016	Page 15 / 18

Borrowing Type/Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

Early Retirement

Australian Dollar

BOND/BUY AUD/IBRD/GDIF/1220AUD00.50	0000014485	AUD	(2,500,000)	(1,904,750)	4/20/2016	4/28/2016	12/18/2020

BOND/BUY AUD/IBRD/GDIF/0219AUD03.20	0000014486	AUD	(2,000,000)	(1,523,800)	4/20/2016	4/28/2016	2/6/2019

BOND/BUY AUD/IBRD/GDIF/0217AUD03.85	0000014488	AUD	(6,000,000)	(4,571,400)	4/21/2016	4/28/2016	2/13/2017

Sub-total early Retirements			(10,500,000)	(7,999,950)

Brazilian Real

BOND/BUY BRL/IBRD/GDIF/0218BRL05.34	0000014456	BRL	(32,680,000)	(9,414,069)	4/7/2016	4/15/2016	2/28/2018

BOND/BUY BRL/IBRD/GDIF/0218BRL09.42	0000014457	BRL	(26,200,000)	(7,547,387)	4/7/2016	4/15/2016	2/28/2018

BOND/BUY BRL/IBRD/GDIF/0717BRL09.15	0000014458	BRL	(31,800,000)	(9,160,569)	4/7/2016	4/15/2016	7/28/2017

Sub-total early Retirements			(90,680,000)	(26,122,026)

Euro

BOND/BUY EUR/IBRD/GMTN/1116ITL00.00E	0000014439	EUR	(2,065,828)	(2,348,020)	4/1/2016	4/8/2016	11/7/2016

Sub-total early Retirements			(2,065,828)	(2,348,020)

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Medium Long Term April 01, 2016 through June 30, 2016	Page 16 / 18

Borrowing Type/Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

Pound Sterling

BOND/BUY GBP/IBRD/GDIF/0632GBP05.75	0000014452	GBP	(10,000,000)	(14,248,000)	4/6/2016	4/13/2016	6/7/2032

Sub-total early Retirements			(10,000,000)	(14,248,000)

Indian Rupees

BOND/BUY INR/IBRD/GDIF/0919INR05.60	0000014596	INR	(74,000,000)	(1,095,972)	6/14/2016	6/21/2016	9/30/2019

Sub-total early Retirements			(74,000,000)	(1,095,972)

Japanese Yen

BOND/BUY JPY/IBRD/GDIF/0545JPYSTR	0000014479	JPY	(300,000,000)	(2,740,852)	4/18/2016	5/23/2016	5/22/2045

Sub-total early Retirements			(300,000,000)	(2,740,852)

New Zealand Dollar

BOND/BUY NZD/IBRD/GDIF/0720NZD00.50	0000014564	NZD	(2,043,000)	(1,398,944)	5/25/2016	6/3/2016	7/6/2020

Sub-total early Retirements			(2,043,000)	(1,398,944)

Polish Zloty

BOND/BUY PLN/IBRD/GDIF/0119PLN03.25	0000014511	PLN	(25,431,000)	(6,545,525)	5/5/2016	5/12/2016	1/31/2019

Sub-total early Retirements			(25,431,000)	(6,545,525)

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Medium Long Term April 01, 2016 through June 30, 2016	Page 17 / 18

Borrowing Type/Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

United States Dollar

BOND/BUY USD/IBRD/GDIF/0420USDSTR02	0000014394	USD	(35,000,000)	(35,000,000)	3/10/2016	4/4/2016	4/2/2020

BOND/BUY USD/IBRD/GDIF/0717USD00.625	0000014445	USD	(3,420,000)	(3,420,000)	4/4/2016	4/12/2016	7/12/2017

BOND/BUY USD/IBRD/GDIF/1222USD00.50	0000014453	USD	(15,000,000)	(15,000,000)	4/6/2016	4/13/2016	12/5/2022

BOND/BUY USD/IBRD/GDIF/0719USDSTR02	0000014382	USD	(275,000,000)	(275,000,000)	3/4/2016	4/14/2016	7/12/2019

BOND/BUY USD/IBRD/GDIF/0223USD00.50	0000014455	USD	(30,000,000)	(30,000,000)	4/7/2016	4/14/2016	2/7/2023

BOND/BUY USD/IBRD/GDIF/0420USDSTR01	0000014430	USD	(16,000,000)	(16,000,000)	3/28/2016	4/15/2016	4/15/2020

BOND/BUY USD/IBRD/GDIF/0623USD00.50	0000014468	USD	(15,000,000)	(15,000,000)	4/12/2016	4/19/2016	6/19/2023

BOND/BUY USD/IBRD/GDIF/0419USDSTR02	0000014463	USD	(100,000,000)	(100,000,000)	4/11/2016	5/3/2016	4/30/2019

BOND/BUY USD/IBRD/GDIF/1122USDSTR01	0000014473	USD	(50,000,000)	(50,000,000)	4/14/2016	5/4/2016	11/4/2022

BOND/BUY USD/IBRD/GDIF/1023USD00.50	0000014512	USD	(8,000,000)	(8,000,000)	5/6/2016	5/13/2016	10/2/2023

BOND/BUY USD/IBRD/GDIF/0518USDSTR06	0000014513	USD	(175,000,000)	(175,000,000)	5/6/2016	5/20/2016	5/22/2018

BOND/BUY USD/IBRD/GDIF/1129USDSTR	0000014516	USD	(5,000,000)	(5,000,000)	5/9/2016	5/26/2016	11/26/2029

BOND/BUY USD/IBRD/GDIF/1118USDSTR03	0000014514	USD	(200,000,000)	(200,000,000)	5/9/2016	5/27/2016	11/27/2018

BOND/BUY USD/IBRD/GDIF/1120USDSTR04	0000014520	USD	(100,000,000)	(100,000,000)	5/10/2016	5/27/2016	11/27/2020

BOND/BUY USD/IBRD/GDIF/0223USD00.50	0000014563	USD	(5,000,000)	(5,000,000)	5/25/2016	6/2/2016	2/7/2023

BOND/BUY USD/IBRD/GDIF/0918USDSTR01	0000014529	USD	(15,000,000)	(15,000,000)	5/13/2016	6/6/2016	9/4/2018

BOND/BUY USD/IBRD/GDIF/1220USDSTR	0000014530	USD	(200,000,000)	(200,000,000)	5/13/2016	6/6/2016	12/4/2020

BOND/BUY USD/IBRD/GDIF/1220USDSTR01	0000014536	USD	(200,000,000)	(200,000,000)	5/16/2016	6/6/2016	12/4/2020

BOND/BUY USD/IBRD/GDIF/1218USDSTR03	0000014537	USD	(35,000,000)	(35,000,000)	5/16/2016	6/7/2016	12/7/2018

BOND/BUY USD/IBRD/GDIF/0635USDSTR01	0000014543	USD	(55,000,000)	(55,000,000)	5/18/2016	6/8/2016	6/8/2035

BOND/BUY USD/IBRD/GDIF/1221USDSTR01	0000014555	USD	(20,000,000)	(20,000,000)	5/24/2016	6/8/2016	12/8/2021

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Medium Long Term April 01, 2016 through June 30, 2016	Page 18 / 18

Borrowing Type/Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

BOND/BUY USD/IBRD/GDIF/1222USDSTR02	0000014556	USD	(20,000,000)	(20,000,000)	5/24/2016	6/8/2016	12/8/2022

BOND/BUY USD/IBRD/GDIF/0625USDSTR	0000014570	USD	(30,000,000)	(30,000,000)	5/27/2016	6/17/2016	6/17/2025

BOND/BUY USD/IBRD/GDIF/0623USDSTR01	0000014588	USD	(20,000,000)	(20,000,000)	6/9/2016	6/27/2016	6/25/2023

BOND/BUY USD/IBRD/GDIF/0923USDSTR02	0000014587	USD	(100,000,000)	(100,000,000)	6/9/2016	6/29/2016	9/29/2023

BOND/BUY USD/IBRD/GDIF/0530USDSTR	0000014531	USD	(12,000,000)	(12,000,000)	5/13/2016	5/20/2016	5/1/2030

BOND/BUY USD/IBRD/GDIF/0645USDSTR01	0000014553	USD	(94,944,216)	(94,944,216)	5/23/2016	6/13/2016	6/11/2045

Sub-total early Retirements - United States Dollar			(1,834,364,216)	(1,834,364,216)

Total Early Retirements				(1,896,863,504)